
10011235

Packaged for the Future. O-I Glass.





PROFILE OF A LEADER

O-I is the world's largest glass container manufacturer, with more than 22,000 employees and operations in 21 countries. This $7.1 billion company is headquartered in Perrysburg, Ohio, U.S.A., and holds market leadership positions in each of the four regions in which it operates – Asia Pacific, Europe, Latin America and North America.

O-I glass containers protect the purity, quality and flavor of thousands of well-known food and beverage products, including beer, wine, spirits and non-alcoholic drinks.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 1-9576

OWENS-ILLINOIS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**22-2781933** (IRS Employer Identification No.)
One Michael Owens Way, Perrysburg, Ohio (Address of principal executive offices)	**43551** (Zip Code)

Registrant's telephone number, including area code: **(567) 336-5000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value (based on the consolidated tape closing price on June 30, 2009) of the voting and non-voting stock beneficially held by non-affiliates of Owens-Illinois, Inc. was approximately $3,569,806,000. For the sole purpose of making this calculation, the term "non-affiliate" has been interpreted to exclude directors and executive officers of the Company. Such interpretation is not intended to be, and should not be construed to be, an admission by Owens-Illinois, Inc. or such directors or executive officers of the Company that such directors and executive officers of the Company are "affiliates" of Owens-Illinois, Inc., as that term is defined under the Securities Act of 1934.

The number of shares of common stock, $.01 par value of Owens-Illinois, Inc. outstanding as of December 31, 2009 was 168,600,765.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Owens-Illinois, Inc. Proxy Statement for The Annual Meeting of Share Owners To Be Held Thursday, May 6, 2010 ("Proxy Statement") are incorporated by reference into Part III hereof.

TABLE OF GUARANTORS

Exact Name of Registrant As Specified In Its Charter	State/Country of Incorporation or Organization	Primary Standard Industrial Classification Code Number	I.R.S Employee Identification Number
Owens-Illinois Group, Inc	Delaware	6719	34-1559348
Owens-Brockway Packaging, Inc	Delaware	6719	34-1559346

The address, including zip code, and telephone number, of each additional registrant's principal executive office is One Michael Owens Way, Perrysburg, Ohio 43551; (567) 336-5000. These companies are listed as guarantors of the debt securities of the registrant. The consolidating condensed financial statements of the Company depicting separately its guarantor and non-guarantor subsidiaries are presented in the notes to the consolidated financial statements. All of the equity securities of each of the guarantors set forth in the table above are owned, either directly or indirectly, by Owens-Illinois, Inc.

TABLE OF CONTENTS

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PART I

ITEM 1. BUSINESS

General Development of Business

Owens-Illinois, Inc. (the "Company"), through its subsidiaries, is the successor to a business established in 1903. The Company is the largest manufacturer of glass containers in the world, with leading positions in Europe, North America, South America and Asia Pacific.

Strategic Priorities and Competitive Strengths

The Company is pursuing the following strategic priorities aimed at optimizing shareholder return:

- Marketing Glass—promote its value added benefits and communicate its earth-friendly attributes
- Strategic & Profitable Growth—expand presence in growing markets and enter growing markets where we do not have a presence
- Innovation & Technology—focus on product innovation that adds value for customers and develop technology that provides a sustainable advantage
- Operational Excellence—continuous productivity improvement, pricing strategy to improve margins, and disciplined use of cash

Beginning in 2007, the Company commenced a strategic review of its global profitability and manufacturing footprint. Since undertaking this review, the Company has announced the curtailment of capacity or closing of facilities involving 26 furnaces and approximately 3,250 job eliminations. The Company has concluded its current global review as of December 31, 2009, with the final actions being implemented in the first half of 2010. The Company believes these actions, combined with its pricing initiatives, will contribute to optimizing shareholder return. On an ongoing basis, the Company will review its manufacturing operations, and it is possible that it will close selected facilities or production lines in the future.

Technology Leader

The Company believes it is a technological leader in the worldwide glass container segment of the rigid packaging market in which it competes. During the five years ended December 31, 2009, on a continuing operations basis, the Company invested more than $1.7 billion in capital expenditures (excluding acquisitions) and more than $290 million in research, development and engineering to, among other things, improve labor and machine productivity, increase capacity in growing markets and commercialize technology into new products.

Worldwide Corporate Headquarters

The principal executive office of the Company is located at One Michael Owens Way, Perrysburg, Ohio 43551; the telephone number is (567) 336-5000. The Company's website is www.o-i.com. The Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 can be obtained from this site at no cost. The Company's Corporate Governance Guidelines, Code of Business Conduct and Ethics and the charters of the Compensation, Nominating/ Corporate Governance and Audit Committees are also available on the Investor Relations section of the Company's web site. Copies of these documents are available in print to share owners upon request, addressed to the Corporate Secretary at the address above.

Financial Information about Reportable Segments

Information as to sales, earnings from continuing operations before interest income, interest expense, and provision for income taxes and excluding amounts related to certain items that management considers not representative of ongoing operations ("Segment Operating Profit"), and total assets by reportable segment is included in Note 19 to the Consolidated Financial Statements.

Narrative Description of Business

Below is a description of the business and information to the extent material to understanding the Company's business taken as a whole.

The Company is the largest manufacturer of glass containers in the world with 78 glass manufacturing plants in 21 countries. The Company is the leading glass container manufacturer in 17 of the 21 countries where it competes in the glass container segment of the rigid packaging market, including the U.S., and the sole manufacturer of glass containers in 7 of these countries.

Products and Services

The Company produces glass containers for beer, ready-to-drink low alcohol refreshers, spirits, wine, food, tea, juice and pharmaceuticals. The Company also produces glass containers for soft drinks and other non-alcoholic beverages, principally outside the U.S. The Company manufactures these products in a wide range of sizes, shapes and colors. The Company is active in new product development and glass container innovation.

Customers

In most of the countries where the Company competes, it has the leading position in the glass container segment of the rigid packaging market based on sales revenue. The largest customers include many of the leading manufacturers and marketers of glass packaged products in the world. In the U.S., the majority of customers for glass containers are brewers, wine vintners, distillers and food producers. The Company also produces glass containers for soft drinks and other non-alcoholic beverages, principally outside the U.S. The largest U.S. glass container customers include (in alphabetical order) Anheuser-Busch InBev, Brown Forman, Diageo, H.J. Heinz, Miller/Coors, PepsiCo, and Saxco-Demptos, Inc. The largest glass container customers outside the U.S. include (in alphabetical order) Anheuser-Busch InBev, Carlsberg, Diageo, Foster's, Heineken, Lion Nathan, Molson/Coors, Pernod Ricard, and SABMiller. The Company is a major glass container supplier to all of these customers.

The Company sells most of its glass container products directly to customers under annual or multi-year supply agreements. Multi-year contracts typically provide for price adjustments based on cost changes. The Company also sells some of its products through distributors. Glass container production is typically scheduled to maintain reasonable levels of inventory.

Markets and Competitive Conditions

The principal markets for glass container products made by the Company are in Europe, North America, South America, and Asia Pacific. The Company believes it is a low-cost producer in the glass container segment of the rigid packaging market in many of the countries in which it competes. Much of this cost advantage is due to proprietary equipment and process technology used by the Company. The Company's machine development activities and systematic upgrading of production equipment, begun in the 1990's and early 2000's, support its low-cost leadership position in the glass container segment in many of the countries in which it competes, a key strength to competing successfully in the rigid packaging market.

The Company has the leading share of the glass container segment of the U.S. rigid packaging market based on sales revenue by domestic producers in the U.S. The principal glass container competitors in the U.S. are Saint-Gobain Containers, Inc., a wholly-owned subsidiary of Compagnie de Saint-Gobain, and Anchor Glass Container Corporation. In addition, imports from Mexico and other countries compete in U.S. glass container segments. Additionally, a few major consumer packaged goods companies self-manufacture glass containers.

In supplying glass containers outside of the U.S., the Company competes directly with Compagnie de Saint-Gobain in Europe and Brazil, Ardagh plc in the U.K., Germany, and Poland, Vetropak in the Czech Republic and Amcor Limited in Australia. In other locations in Europe, the Company competes indirectly with a variety of glass container firms including Compagnie de Saint-Gobain, Vetropak and Ardagh plc. Except as mentioned above, the Company does not compete with any large, multi-national glass container manufacturers in South America or the Asia Pacific region.

In addition to competing with other large, well-established manufacturers in the glass container segment, the Company competes with manufacturers of other forms of rigid packaging, principally aluminum cans and plastic containers, on the basis of quality, price, service and the marketing attributes of the container. The principal competitors producing metal containers are Amcor, Ball Corporation, Crown Holdings, Inc., Rexam plc, and Silgan Holdings Inc. The principal competitors producing plastic containers are Consolidated Container Holdings, LLC, Graham Packaging Company, Plastipak Packaging, Inc. and Silgan Holdings Inc. The Company also competes with manufacturers of non-rigid packaging alternatives, including flexible pouches and aseptic cartons.

The Company's unit shipments of glass containers in countries outside of the U.S. have grown substantially from levels in earlier years. The Company has added to its international operations by acquiring glass container companies, many of which have leading positions in growing or established markets, increasing capacity at select foreign subsidiaries, and having a global network of glass container companies that license its technology. In many developing countries, the Company's international glass operations have benefited in the last ten years from increased consumer spending power, a trend toward the privatization of industry, a favorable climate for foreign investment, lowering of trade barriers and global expansion programs by multi-national consumer companies.

Europe. The Company's European glass container business, headquartered in Switzerland, has consolidated manufacturing operations in 10 countries and is the largest in Europe. The Company is a leading producer of wine and champagne bottles in France. In Italy, the Company is the leading manufacturer of glass containers. In The Netherlands, the Company is one of the leading producers of glass beer containers. The Company is a leading manufacturer of glass containers for the spirits business in the U.K. and Germany. In Spain, the Company serves the market for olives in the Sevilla area and the market for wine bottles in Barcelona and southern France. In Poland, the Company is the leading glass container manufacturer and operates two plants. The Company is the leading glass container manufacturer in the Czech Republic. In Hungary, the Company is the sole glass container manufacturer and serves the Hungarian food industry. In the Baltic country of Estonia, the Company is the only manufacturer of glass containers. The Company coordinates production activities in Estonia in order to efficiently serve the Finnish, Baltic and Russian markets. In recent years, Western European brewers have been establishing beer production facilities in Central Europe and the Russian Republic. Because these new beer plants use high-speed filling lines, they require high quality glass containers in order to operate properly. The Company believes it is well positioned to support this demand.

North America. In addition to the glass container operations in the U.S., the Company's subsidiary in Canada is the sole manufacturer of glass containers in that country.

South America. The Company is the sole manufacturer of glass containers in Colombia, Ecuador and Peru. In both Brazil and Venezuela, the Company is the leading manufacturer of glass containers.

In South America, the Company maintains a diversified portfolio serving several markets, such as beer, non-alcoholic beverages, spirits, ready-to-drink, wine, food, and pharmaceutical. In South America there is a large infrastructure for returnable/refillable glass containers. However, over the last several years, unit sales of non-returnable glass containers increased across countries in which the Company operates.

Asia Pacific. The Company has glass operations in four countries in the Asia Pacific region: Australia, New Zealand, Indonesia and China. In this region, the Company is the leading manufacturer of glass containers in most of the countries in which it competes. In Australia, the Company's subsidiary operates four glass container plants including a plant focused on serving the needs of the growing Australian wine industry. In New Zealand, the Company is the sole glass container manufacturer. In Indonesia, the Company supplies the Indonesian market and exports glass containers to a number of countries. In China, the glass container segments of the packaging market are regional and highly fragmented with a number of local competitors. The Company has four glass container plants and a mold shop in China, manufacturing containers to serve a wide range of customers both domestically and abroad.

The Company continues to focus on serving the needs of leading multi-national consumer companies as they pursue international growth opportunities. The Company believes that it is often the glass container partner of choice for such multi-national consumer companies due to its leadership in glass technology and its status as a high quality producer in most of the markets it serves.

Manufacturing

The Company believes it is a low-cost producer in the North American rigid packaging market, as well as a low-cost producer in many of the international glass segments in which it competes. Much of this cost advantage is due to the Company's proprietary equipment and process technology. The Company believes its proprietary high volume glass forming machines, developed and refined by its engineering group, are significantly more efficient and productive than those used by competitors. The Company's machine development activities and systematic upgrading of production equipment have given it a low-cost leadership position in the glass container segment in most of the countries in which it competes, a key strength to competing successfully in the rigid packaging market.

The Company operates several machine shops that assemble and repair high-productivity glass-forming machines as well as mold shops that manufacture molds and related equipment. The Company also provides engineering support for its glass manufacturing operations through facilities located in the U.S., Australia, Poland and Peru.

Methods of Distribution

Due to the significance of transportation costs and the importance of timely delivery, glass container manufacturing facilities are generally located close to customers. In the U.S., most of the Company's glass container products are shipped by common carrier to customers within a 250-mile radius of a given production site. In addition, the Company's glass container operations outside the U.S. export some products to customers beyond their national boundaries, which may include transportation by rail and ocean delivery in combination with common carriers.

Suppliers and Raw Materials

The primary raw materials used in the Company's glass container operations are sand, soda ash, limestone and recycled glass. Each of these materials, as well as the other raw materials used to manufacture glass containers, has historically been available in adequate supply from multiple sources. One of the sources is a soda ash mining operation in Wyoming in which the Company has a 25% interest. For certain raw materials, however, there may be temporary shortages due to weather or other factors, including disruptions in supply caused by raw material transportation or production delays.

Energy

The Company's glass container operations require a continuous supply of significant amounts of energy, principally natural gas, fuel oil, and electrical power. Adequate supplies of energy are generally available to the Company at all of its manufacturing locations. Energy costs typically account for 15-25% of the Company's total manufacturing costs, depending on the cost of energy, the factory location, and its particular energy requirements. The percentage of total cost related to energy can vary significantly because of volatility in market prices, particularly for natural gas and fuel oil in volatile markets such as North America and Europe. In order to limit the effects of fluctuations in market prices for natural gas, the Company uses commodity futures contracts related to its forecasted requirements in North America. The objective of these futures contracts is to reduce the potential volatility in cash flows and expense due to changing market prices. The Company continually evaluates the energy markets with respect to its forecasted energy requirements in order to optimize its use of commodity futures contracts. If energy costs increase substantially in the future, the Company could experience a corresponding increase in operating costs, which may not be fully recoverable through increased selling prices.

Glass Recycling

The Company is an important contributor to the recycling effort in the U.S. and abroad and continues to melt substantial recycled glass tonnage in its glass furnaces. The Company is the largest user of recycled glass containers. If sufficient high-quality recycled glass were available on a consistent basis, the Company has the technology to operate using up to 90% recycled glass. Using recycled glass in the manufacturing process reduces energy costs and prolongs the operating life of the glass melting furnaces.

Technical Assistance License Agreements

The Company has agreements to license its proprietary glass container technology and provide technical assistance to 19 companies in 19 countries. These agreements cover areas related to manufacturing and engineering assistance. The worldwide licensee network provides a stream of revenue to help support the Company's development activities and gives it the opportunity to participate in the rigid packaging market in countries where it does not already have a direct presence. In addition, the Company's technical agreements enable it to apply "best practices" developed by its worldwide licensee network. In the years 2009, 2008 and 2007, the Company earned $12.9 million, $18.6 million and $19.7 million, respectively, in royalties and net technical assistance revenue on a continuing operations basis.

Research and Development

The Company believes it is a technological leader in the worldwide glass container segment of the rigid packaging market. Research, development, and engineering constitute important parts of the Company's technical activities. On a continuing operations basis, research, development, and engineering expenditures were $58.8 million, $66.6 million, and $65.8 million for 2009, 2008, and 2007, respectively. The Company's research, development and engineering activities include new products, manufacturing process control, automatic inspection and further automation of manufacturing activities. The Company's research and development activities are conducted at its corporate facilities in Perrysburg, Ohio.

Environmental and Other Governmental Regulation

The Company's worldwide operations, in common with those of the industry generally, are subject to extensive laws, ordinances, regulations and other legal requirements relating to environmental protection, including legal requirements governing investigation and clean-up of contaminated properties as well as water discharges, air emissions, waste management and workplace health and safety.

Recycling and Bottle Deposits

In the U.S., Canada, Europe and elsewhere, a number of government authorities have adopted or are considering legal requirements that would mandate certain rates of recycling, the use of recycled materials, or limitations on or preferences for certain types of packaging. The Company believes that governments worldwide will continue to develop and enact legal requirements seeking to, or having the effect of, guiding customer and end-consumer packaging choices.

In North America, sales of beverage containers are affected by governmental regulation of packaging, including deposit return laws. As of December 31, 2009, there were 11 U.S. states with bottle deposit laws in effect, requiring consumer deposits of between 5 and 15 cents (USD), depending on the size of the container. In Canada, there are 10 provinces and 2 territories with consumer deposits between 5 and 25 cents (Canadian), depending on the size of the container. In Europe a number of countries have some form of consumer deposit law in effect, including Austria, Belgium, Denmark, Finland, Germany, The Netherlands, Norway, Sweden and Switzerland. The structure and enforcement of such laws and regulations can impact the sales of beverage containers in a given jurisdiction. Such laws and regulations also impact the availability of post-consumer recycled glass for the Company to use in container production.

A number of U.S. states and Canadian provinces have recently considered or are now considering laws and regulations to encourage curbside, deposit return, and on-premise recycling. Although there is no clear trend in the direction of these state and provincial laws and regulations, the Company believes that U.S. states and Canadian provinces, as well as municipalities within those jurisdictions, will continue to adopt recycling laws which will affect supplies of post-consumer recycled glass. As a large user of post-consumer recycled glass for bottle-to-bottle production, the Company has an interest in laws and regulations impacting supplies of such material in its markets.

Air Emissions

The European Union Emissions Trading Scheme ("EUETS") commenced January 1, 2005. The EU has committed to Kyoto Protocol emissions reduction targets and the EUETS is intended to facilitate such reduction. The Company's manufacturing installations which operate in EU countries must restrict the volume of their CO2 emissions to the level of their individually allocated Emissions Allowances as set by country regulators. If the actual level of emissions for any installation exceeds its allocated allowance, additional allowances can be bought on the market to cover deficits; conversely, if the actual level of emissions for such installation is less than its allocation, the excess allowances can be sold on the same market. The EUETS has not had a material effect on the Company's results to date, however, should the regulators significantly restrict the number of Emissions Allowances available, it could have a material effect in the future.

In North America, the U.S. and Canada are engaged in significant legislative and regulatory activity relating to CO2 emissions, both at the federal and the state and provincial levels of government. There are numerous proposals pending before the U.S. Congress which would create a cap-and-trade emissions trading scheme for CO2, but no legislation has been adopted into law. Other proposals would adopt a national carbon tax or would create restrictions on CO2 emissions without utilizing a cap-and-trade system. The U.S. Environmental Protection Agency has recently commenced a regulatory process for CO2, but no specific scheme affecting manufacturing facilities has been detailed.

In Asia Pacific, Australia's ratification of the Kyoto Protocol came into effect in March 2008. In July 2008, the Australian Federal Government issued the Carbon Pollution Reduction Scheme

("CPRS") Green Paper aimed to help reduce the country's carbon emissions. The CPRS recommends an emissions trading scheme ("ETS") be established in Australia in 2010, however the framework has yet be agreed by federal parliament. In New Zealand, parliament passed ETS legislation in September 2008, which included a cap-and-trade system that was to be in effect by 2010. However, a change of government in New Zealand in November 2008 saw the legislation put on hold for further review. Also in Australia, the *National Greenhouse and Energy Reporting Act 2007* commenced on July 1, 2008. The Act establishes a mandatory reporting system for corporate greenhouse gas emissions and energy production and consumption. Key features of the Act include the following: (1) reporting of greenhouse gas emissions, energy consumption and production by large corporations, subject to independent audit; (2) public disclosure of corporate level greenhouse gas emissions and energy information; and (3) consistent and comparable data available for government, in particular, the development and administration of the CPRS.

The Company is unable to predict what environmental legal requirements may be adopted in the future. However, the Company continually monitors its operations in relation to environmental impacts and invests in environmentally friendly and emissions-reducing projects. As such, the Company has made significant expenditures for environmental improvements at certain of its factories over the last several years; however, these expenditures did not have a material adverse affect on the Company's results of operations or cash flows. The Company is unable to predict the impact of future environmental legal requirements. However, based on existing regulations, the Company does not expect the associated annual compliance costs to have a material impact on its results of operations or cash flows.

Intellectual Property Rights

The Company has a large number of patents which relate to a wide variety of products and processes, has a substantial number of patent applications pending, and is licensed under several patents of others. While in the aggregate the Company's patents are of material importance to its businesses, the Company does not consider that any patent or group of patents relating to a particular product or process is of material importance when judged from the standpoint of any segment or its businesses as a whole. The Company has a number of intellectual property rights, comprised of both patented and proprietary technology, that the Company believes makes its glass forming machines more efficient and productive than those used by its competitors. In addition, the efficiency of the Company's glass forming machines is enhanced by the Company's overall approach to cost efficient manufacturing technology, which extends from the raw materials batch house to the finished goods warehouse. This technology is proprietary to the Company through a combination of issued patents, pending applications, copyrights, trade secrets and proprietary know-how.

Upstream of the glass forming machines, there is technology to deliver molten glass to the forming machine at high rates of flow and fully conditioned to be homogeneous in consistency, viscosity and temperature for efficient forming into glass containers. The Company has proprietary know-how in (a) the batch house, where raw materials are stored, measured and mixed, (b) the furnace control system and furnace combustion, and (c) the forehearth and feeding system to deliver such homogeneous glass to the forming machines.

In the Company's glass container manufacturing processes, computer controls and electro-mechanical mechanisms are commonly used for a wide variety of applications in the forming machines and auxiliary processes. Various patents held by the Company are directed to the electro-mechanical mechanisms and related technologies used to control sections of the machines. Additional U.S. patents held by the Company and various pending applications are directed to the technology used by the Company for the systems that control the operation of the forming machines and many of the component mechanisms that are embodied in the machine systems.

Downstream of the glass forming machines, there is patented and unpatented technology for ware handling, annealing, coating and inspection, which further enhances the overall efficiency of the manufacturing process.

While the above patents and intellectual property rights are representative of the technology used in the Company's glass manufacturing operations, there are numerous other pending patent applications, trade secrets and other proprietary know-how and technology, as supplemented by administrative and operational best practices, which contribute to the Company's competitive advantage. As noted above, however, the Company does not consider that any patent or group of patents relating to a particular product or process is of material importance when judged from the standpoint of any segment or its businesses as a whole.

Seasonality

Sales of particular glass container products such as beer are seasonal. Shipments in the U.S. and Europe are typically greater in the second and third quarters of the year, while shipments in the Asia Pacific region are typically greater in the first and fourth quarters of the year, and shipments in South America are typically greater in the third and fourth quarters of the year.

Employees

The Company's worldwide operations employed approximately 22,000 persons as of December 31, 2009. Approximately 78% of North American employees are hourly workers covered by collective bargaining agreements. The principal collective bargaining agreement, which at December 31, 2009, covered approximately 81% of the Company's union-affiliated employees in North America, will expire on March 31, 2011. Approximately 54% of employees in South America are unionized, although according to the labor legislation in each country, 100% of employees are covered by collective bargaining agreements. The average length of these agreements is approximately 2-3 years. In addition, a large number of the Company's employees are employed in countries in which employment laws provide greater bargaining or other rights to employees than the laws of the U.S. Such employment rights require the Company to work collaboratively with the legal representatives of the employees to effect any changes to labor arrangements. The Company considers its employee relations to be good and does not anticipate any material work stoppages in the near term.

Executive Officers of the Registrant

Name and Age	Position
Albert P. L. Stroucken (62) . .	Chairman and Chief Executive Officer since December 2006. Previously Chief Executive Officer of HB Fuller Company, a manufacturer of adhesives, sealants, coatings, paints and other specialty chemical products 1998-2006, and Chairman of HB Fuller Company from 1999-2006.
Edward C. White (62)	Chief Financial Officer since 2005; Senior Vice President and Director of Sales and Marketing for O-I Europe 2004-2005; Senior Vice President since 2003; Senior Vice President of Finance and Administration 2003-2004; Controller 1999-2004; Vice President 2002-2003.
James W. Baehren (59)	Senior Vice President Strategic Planning since 2006; Chief Administrative Officer 2004-2006; Senior Vice President and General Counsel since 2003; Corporate Secretary since 1998; Vice President and Director of Finance 2001-2003.
L. Richard Crawford (49) . . .	President, Global Glass Operations since 2006; President, Latin America Glass 2005-2006; Vice President, Director of Operations and Technology for O-I Europe 2004-2005; Vice President of Global Glass Technology 2002-2004; Vice President, Manufacturing Manager of Domestic Glass Container 2000-2002.

Financial Information about Foreign and Domestic Operations

Information as to net sales, Segment Operating Profit, and assets of the Company's reportable segments is included in Note 19 to the Consolidated Financial Statements.

ITEM 1A. RISK FACTORS

Asbestos-Related Liability—The Company has made, and will continue to make, substantial payments to resolve claims of persons alleging exposure to asbestos-containing products and may need to record additional charges in the future for estimated asbestos-related costs. These substantial payments have affected and may continue to affect the Company's cost of borrowing and the ability to pursue acquisitions.

The Company is one of a number of defendants in a substantial number of lawsuits filed in numerous state and federal courts by persons alleging bodily injury (including death) as a result of exposure to dust containing asbestos fibers. From 1948 to 1958, one of the Company's former business units commercially produced and sold approximately $40 million of a high-temperature, calcium-silicate based pipe and block insulation material containing asbestos. The Company exited the pipe and block insulation business in April 1958. The traditional asbestos personal injury lawsuits and claims relating to such production and sale of asbestos material typically allege various theories of liability, including negligence, gross negligence and strict liability and seek compensatory and in some cases, punitive damages in various amounts (herein referred to as "asbestos claims").

The Company believes that its ultimate asbestos-related liability (i.e., its indemnity payments or other claim disposition costs plus related legal fees) cannot reasonably be estimated. Beginning with the initial liability of $975 million established in 1993, the Company has accrued a total of approximately $3.65 billion through 2009, before insurance recoveries, for its asbestos-related liability. The Company's ability to reasonably estimate its liability has been significantly affected by the volatility of asbestos-related litigation in the United States, the inherent uncertainty of future disease incidence and claiming patterns, the expanding list of non-traditional defendants that have been sued in this litigation and found liable for substantial damage awards, the use of mass litigation screenings to generate new lawsuits, the large number of claims asserted or filed by parties who claim prior exposure to asbestos materials but have no present physical impairment as a result of such exposure, and the significant number of co-defendants that have filed for bankruptcy.

The Company conducted a comprehensive review of its asbestos-related liabilities and costs in connection with finalizing and reporting its results of operations for the year ended December 31, 2009 and concluded that an increase in its accrual for future asbestos-related costs in the amount of $180.0 million (pretax and after tax) was required.

The ultimate amount of distributions that may be required to fund the Company's asbestos-related payments cannot reasonably be estimated. The Company's reported results of operations for 2009 were materially affected by the $180.0 million (pretax and after tax) fourth quarter charge and asbestos-related payments continue to be substantial. Any future additional charge may likewise materially affect the Company's results of operations for the period in which it is recorded. Also, the continued use of significant amounts of cash for asbestos-related costs has affected and may continue to affect the Company's cost of borrowing and its ability to pursue global or domestic acquisitions.

Substantial Leverage—The Company's substantial indebtedness could adversely affect the Company's financial health.

The Company has a significant amount of debt. As of December 31, 2009, the Company had approximately $3.6 billion of total debt outstanding, increased from $3.3 billion at December 31, 2008. The Company's ratios of earnings to fixed charges were 2.3x and 3.1x for the years ended December 31, 2009 and 2008, respectively.

The Company's substantial indebtedness could result in the following consequences:

- Increased vulnerability to general adverse economic and industry conditions;
- Increased vulnerability to interest rate increases for the portion of the debt under the secured credit agreement;
- Require the Company to dedicate a substantial portion of cash flow from operations to payments on indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, acquisitions, development efforts and other general corporate purposes;
- Limited flexibility in planning for, or reacting to, changes in the Company's business and the rigid packaging market;
- Place the Company at a competitive disadvantage relative to its competitors that have less debt; and
- Limit, along with the financial and other restrictive covenants in the documents governing indebtedness, among other things, the Company's ability to borrow additional funds.

Ability to Service Debt—To service its indebtedness, the Company will require a significant amount of cash. The Company's ability to generate cash depends on many factors beyond its control.

The Company's ability to make payments on and to refinance its indebtedness and to fund working capital, capital expenditures, acquisitions, development efforts and other general corporate purposes depends on its ability to generate cash in the future. The Company has no assurance that it will generate sufficient cash flow from operations, or that future borrowings will be available under the secured credit agreement, in an amount sufficient to enable the Company to pay its indebtedness, or to fund other liquidity needs. If short term interest rates increase, the Company's debt service cost will increase because some of its debt is subject to short term variable interest rates. At December 31, 2009, the Company's debt subject to variable interest rates represented approximately 31% of total debt.

The Company may need to refinance all or a portion of its indebtedness on or before maturity. If the Company is unable to generate sufficient cash flow and is unable to refinance or extend outstanding borrowings on commercially reasonable terms or at all, it may have to take one or more of the following actions:

- Reduce or delay capital expenditures planned for replacements, improvements and expansions;
- Sell assets;
- Restructure debt; and/or
- Obtain additional debt or equity financing.

The Company can provide no assurance that it could effect or implement any of these alternatives on satisfactory terms, if at all.

Debt Restrictions—The Company may not be able to finance future needs or adapt its business plans to changes because of restrictions placed on it by the secured credit agreement and the indentures and instruments governing other indebtedness.

The secured credit agreement, the indentures governing the senior debentures and notes, and certain of the agreements governing other indebtedness contain affirmative and negative covenants that limit the ability of the Company to take certain actions. For example, these indentures restrict, among other things, the ability of the Company and its restricted subsidiaries to borrow money, pay dividends on, or redeem or repurchase its stock, make investments, create liens, enter into certain transactions with affiliates and sell certain assets or merge with or into other companies. These restrictions could adversely affect the Company's ability to operate its businesses and may limit its ability to take advantage of potential business opportunities as they arise.

Failure to comply with these or other covenants and restrictions contained in the secured credit agreement, the indentures or agreements governing other indebtedness could result in a default under those agreements, and the debt under those agreements, together with accrued interest, could then be declared immediately due and payable. If a default occurs under the secured credit agreement, the Company could no longer request borrowings under the agreement, and the lenders could cause all of the outstanding debt obligations under such secured credit agreement to become due and payable, which would result in a default under a number of other outstanding debt securities and could lead to an acceleration of obligations related to these debt securities. A default under the secured credit agreement, indentures or agreements governing other indebtedness could also lead to an acceleration of debt under other debt instruments that contain cross acceleration or cross-default provisions.

International Operations—The Company is subject to risks associated with operating in foreign countries.

The Company operates manufacturing and other facilities throughout the world. Net sales from international operations totaled approximately $5.2 billion, representing approximately 73% of the Company's net sales for the year ended December 31, 2009. As a result of its international operations, the Company is subject to risks associated with operating in foreign countries, including:

- Political, social and economic instability;
- War, civil disturbance or acts of terrorism;
- Taking of property by nationalization or expropriation without fair compensation;
- Changes in government policies and regulations;

- Devaluations and fluctuations in currency exchange rates;
- Imposition of limitations on conversions of foreign currencies into dollars or remittance of dividends and other payments by foreign subsidiaries;
- Imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries;
- Hyperinflation in certain foreign countries; and
- Impositions or increase of investment and other restrictions or requirements by foreign governments.

The risks associated with operating in foreign countries may have a material adverse effect on operations.

Competition—The Company faces intense competition from other glass container producers, as well as from makers of alternative forms of packaging. Competitive pressures could adversely affect the Company's financial health.

The Company is subject to significant competition from other glass container producers, as well as from makers of alternative forms of packaging, such as aluminum cans and plastic containers. The Company competes with each rigid packaging competitor on the basis of price, quality, service and the marketing attributes of the container. Advantages or disadvantages in any of these competitive factors may be sufficient to cause the customer to consider changing suppliers and/or using an alternative form of packaging. The adverse effects of consumer purchasing decisions may be more significant in periods of economic downturn and may lead to longer term reductions in consumer spending on glass packaged products. The Company also competes with manufacturers of non-rigid packaging alternatives, including flexible pouches and aseptic cartons, in serving the packaging needs of certain end-use markets, including juice customers.

Pressures from competitors and producers of alternative forms of packaging have resulted in excess capacity in certain countries in the past and have led to capacity adjustments and significant pricing pressures in the rigid packaging market.

High Energy Costs—Higher energy costs worldwide and interrupted power supplies may have a material adverse effect on operations.

Electrical power, natural gas, and fuel oil are vital to the Company's operations as it relies on a continuous power supply to conduct its business. Depending on the location and mix of energy sources, energy accounts for 15% to 25% of total production costs. Substantial increases and volatility in energy costs could cause the Company to experience a significant increase in operating costs, which may have a material adverse effect on operations.

Economic Environment—The Company may be adversely affected by the current economic environment.

As a result of severely weak credit market conditions (including uncertainties with respect to financial institutions, and severely diminished liquidity and credit availability), volatility in energy costs and other macro-economic challenges currently affecting many of the economies in which the Company operates, customers or vendors may experience serious cash flow problems and as a result, may modify, delay, or curtail plans to purchase the Company's products and vendors may significantly and quickly increase their prices or reduce their output. Additionally, if customers are not successful in generating sufficient revenue or are precluded from securing financing, they may not be able to pay, or may delay payment of, accounts receivable that are owed to the Company. Any inability of current and/or potential customers to pay the Company for its products may adversely affect the Company's earnings and cash flow. If the economic conditions in the Company's key markets deteriorate further, the Company may experience material adverse impacts to its business and operating results.

Business Integration Risks—The Company may not be able to effectively integrate additional businesses it acquires in the future.

The Company may consider strategic transactions, including acquisitions that will complement, strengthen and enhance growth in its worldwide glass operations. The Company evaluates opportunities on a preliminary basis from time to time, but these transactions may not advance beyond the preliminary stages or be completed. Such acquisitions are subject to various risks and uncertainties, including:

- The inability to integrate effectively the operations, products, technologies and personnel of the acquired companies (some of which are located in diverse geographic regions) and achieve expected synergies;
- The potential disruption of existing business and diversion of management's attention from day-to-day operations;
- The inability to maintain uniform standards, controls, procedures and policies;
- The need or obligation to divest portions of the acquired companies; and
- The potential impairment of relationships with customers.

In addition, the Company cannot make assurances that the integration and consolidation of newly acquired businesses will achieve any anticipated cost savings and operating synergies.

Customer Consolidation—The continuing consolidation of the Company's customer base may intensify pricing pressures and have a material adverse effect on operations.

Beginning in the early 1990s, many of the Company's largest customers have acquired companies with similar or complementary product lines. This consolidation has increased the concentration of the Company's business with its largest customers. In many cases, such consolidation has been accompanied by pressure from customers for lower prices, reflecting the increase in the total volume of products purchased or the elimination of a price differential between the acquiring customer and the company acquired. Increased pricing pressures from the Company's customers may have a material adverse effect on operations.

Seasonality and Raw Materials—Profitability could be affected by varied seasonal demands and the availability of raw materials.

Due principally to the seasonal nature of the consumption of beer and other beverages, for which demand is stronger during the summer months, sales of the Company's products have varied and are expected to vary by quarter. Shipments in the U.S. and Europe are typically greater in the second and third quarters of the year, while shipments in the Asia Pacific region are typically greater in the first and fourth quarters of the year, and shipments in South America are typically greater in the third and fourth quarters of the year. Unseasonably cool weather during peak demand periods can reduce demand for certain beverages packaged in the Company's containers.

The raw materials that the Company uses have historically been available in adequate supply from multiple sources. For certain raw materials, however, there may be temporary shortages due to weather or other factors, including disruptions in supply caused by raw material transportation or production delays. These shortages, as well as material volatility in the cost of any of the principal raw materials that the Company uses, may have a material adverse effect on operations.

Environmental Risks—The Company is subject to various environmental legal requirements and may be subject to new legal requirements in the future. These requirements may have a material adverse effect on operations.

The Company's operations and properties, both in the U.S. and abroad, are subject to extensive laws, ordinances, regulations and other legal requirements relating to environmental protection, including legal requirements governing investigation and clean-up of contaminated properties as well as water discharges, air emissions, waste management and workplace health and safety. Such legal requirements frequently change and vary among jurisdictions. The Company's operations and properties, both in the U.S. and abroad, must comply with these legal requirements. These requirements may have a material adverse effect on operations.

The Company has incurred, and expects to incur, costs for its operations to comply with environmental legal requirements, and these costs could increase in the future. Many environmental legal requirements provide for substantial fines, orders (including orders to cease operations), and criminal sanctions for violations. These legal requirements may apply to conditions at properties that the Company presently or formerly owned or operated, as well as at other properties for which the Company may be responsible, including those at which wastes attributable to the Company were disposed. A significant order or judgment against the Company, the loss of a significant permit or license or the imposition of a significant fine may have a material adverse effect on operations.

A number of governmental authorities both in the U.S. and abroad have enacted, or are considering, legal requirements that would mandate certain rates of recycling, the use of recycled materials and/or limitations on certain kinds of packaging materials. In addition, some companies with packaging needs have responded to such developments and/or perceived environmental concerns of consumers by using containers made in whole or in part of recycled materials. Such developments may reduce the demand for some of the Company's products and/or increase the Company's costs, which may have a material adverse effect on operations.

Labor Relations—Some of the Company's employees are unionized or represented by workers' councils.

The Company is party to a number of collective bargaining agreements with labor unions which at December 31, 2009, covered approximately 78% of the Company's employees in North America. Approximately 54% of employees in South America are unionized, although according to the labor legislation of each country, 100% of employees are covered by collective bargaining agreements. The agreement covering substantially all of the Company's union-affiliated employees in its U.S. glass container operations expires on March 31, 2011. Agreements in South America typically have an average term of approximately 2-3 years. Upon the expiration of any collective bargaining agreement, if the Company is unable to negotiate acceptable contracts with labor unions, it could result in strikes by the affected workers and increased operating costs as a result of higher wages or benefits paid to union members. In addition, a large number of the Company's employees are employed in countries in which employment laws provide greater bargaining or other rights to employees than the laws of the U.S. Such employment rights require the Company to work collaboratively with the legal representatives of the employees to effect any changes to labor arrangements. For example, most of the Company's employees in Europe are represented by workers' councils that must approve any changes in conditions of employment, including salaries and benefits and staff changes, and may impede efforts to restructure the Company's workforce. Although the Company believes that it has a good working relationship with its employees, if the Company's employees were to engage in a strike or other work stoppage, the Company could experience a significant disruption of operations and/or higher ongoing labor costs, which may have a material adverse effect on operations.

Accounting—The Company's financial results are based upon estimates and assumptions that may differ from actual results.

In preparing the Company's consolidated financial statements in accordance with U.S. generally accepted accounting principles, several estimates and assumptions are made that affect the accounting for and recognition of assets, liabilities, revenues and expenses. These estimates and assumptions must be made because certain information that is used in the preparation of the Company's financial statements is dependent on future events, cannot be calculated with a high degree of precision from data available or is not capable of being readily calculated based on generally accepted methodologies. In some cases, these estimates are particularly difficult to determine and the Company must exercise significant judgment. The Company believes that accounting for long-lived assets, pension benefit plans, contingencies and litigation, and income taxes involves the more significant judgments and estimates used in the preparation of its consolidated financial statements. Actual results for all estimates could differ materially from the estimates and assumptions that the Company uses, which could have a material adverse effect on the Company's financial condition and results of operations.

Accounting Standards—The adoption of new accounting standards or interpretations could adversely impact the Company's financial results.

The Company's implementation of and compliance with changes in accounting rules and interpretations could adversely affect its operating results or cause unanticipated fluctuations in its results in future periods. The accounting rules and regulations that the Company must comply with are complex and continually changing. Recent actions and public comments from the SEC have focused on the integrity of financial reporting generally. The Financial Accounting Standards Board has recently introduced several new or proposed accounting standards, or is developing new proposed standards, which would represent a significant change from current industry practices. In addition, many companies' accounting policies are being subjected to heightened scrutiny by regulators and the public. While the Company believes that its financial statements have been prepared in accordance with U.S. generally accepted accounting principles, the Company cannot predict the impact of future changes to accounting principles or its accounting policies on its financial statements going forward.

Goodwill—A significant write down of goodwill would have a material adverse effect on the Company's reported results of operations and net worth.

Goodwill at December 31, 2009 totaled $2,381.0 million. The Company evaluates goodwill annually (or more frequently if impairment indicators arise) for impairment using the required business valuation methods. These methods include the use of a weighted average cost of capital to calculate the present value of the expected future cash flows of the Company's reporting units. Future changes in the cost of capital, expected cash flows, or other factors may cause the Company's goodwill to be impaired, resulting in a non-cash charge against results of operations to write down goodwill for the amount of the impairment. If a significant write down is required, the charge would have a material adverse effect on the Company's reported results of operations and net worth.

Pension Funding—Declines in the fair value of the assets of the pension plans sponsored by the Company could require increased funding.

The Company's defined benefit pension plans in the U.S. and several other countries are funded through qualified trusts that hold investments in a broad range of equity and debt securities. Deterioration in the value of such investments, or reductions driven by a decline in securities markets or otherwise, could increase the underfunded status of the Company's funded pension plans, thereby increasing its obligation to make contributions to the plans as required by the laws and regulations governing each plan. An obligation to make contributions to pension plans could reduce the cash available for working capital and other corporate uses, and may have an adverse impact on the Company's operations, financial condition and liquidity.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The principal manufacturing facilities and other material important physical properties of the Company at December 31, 2009 are listed below. All properties shown are owned in fee except where otherwise noted.

North American Operations

United States

Glass Container Plants

- Atlanta, GA
- Auburn, NY
- Brockway, PA
- Charlotte, MI(1)
- Clarion, PA(1)
- Crenshaw, PA
- Danville, VA
- Lapel, IN
- Los Angeles, CA
- Muskogee, OK
- Oakland, CA
- Portland, OR
- Streator, IL
- Toano, VA
- Tracy, CA
- Waco, TX
- Windsor, CO
- Winston-Salem, NC
- Zanesville, OH

Canada

Glass Container Plants

- Brampton, Ontario
- Montreal, Quebec

Asia Pacific Operations

Australia

Glass Container Plants

- Adelaide
- Brisbane
- Melbourne
- Sydney

China

Glass Container Plants

- Guangzhou
- Shanghai
- Tianjin
- Wuhan

Mold Shop

- Tianjin

Indonesia

Glass Container Plant

- Jakarta

New Zealand

Glass Container Plant

- Auckland

European Operations

Czech Republic

Glass Container Plants

- Sokolov
- Teplice

Estonia

Glass Container Plant

- Jarvakandi

France

Glass Container Plants

- Beziers
- Gironcourt
- Labegude
- Puy-Guillaume
- Reims
- Vayres
- Veauche
- Wingles

Germany

Glass Container Plants

- Achern
- Bernsdorf
- Holzminden
- Rinteln

Hungary

Glass Container Plant

- Oroshaza

Italy

Glass Container Plants

- Asti
- Bari (2 plants)
- Latina
- Trapani
- Napoli
- Pordenone
- Terni
- Trento
- Treviso
- Varese

The Netherlands

Glass Container Plants

- Leerdam
- Maastricht
- Schiedam

Poland

Glass Container Plants

- Antoninek
- Jaroslaw

Spain

Glass Container Plants

- Alcala
- Barcelona

United Kingdom

Glass Container Plants

- Alloa
- Harlow

South American Operations

Brazil

Glass Container Plants

Rio de Janeiro (glass container and tableware)	Sao Paulo

Mold Shop

Manaus

Colombia

Glass Container Plants

Envigado	Zipaquira (glass container and flat glass)
Soacha	

Tableware Plant

Buga

Ecuador

Glass Container Plant

Guayaquil

Peru

Glass Container Plants

Callao	Lurin(2)

Venezuela

Glass Container Plants

Valencia	Valera

Other Operations

Machine Shops and Engineering Support Center

Brockway, Pennsylvania	Cali, Colombia
Clayton, Australia	Jaroslaw, Poland
Lurin, Peru	Perrysburg, Ohio

Corporate Facilities

Perrysburg, Ohio(2)

---

(1) This facility is scheduled to be closed in 2010.

(2) This facility is leased in whole or in part.

The Company believes that its facilities are well maintained and currently adequate for its planned production requirements over the next three to five years.

ITEM 3. LEGAL PROCEEDINGS

For further information on legal proceedings, see Note 18 to the Consolidated Financial Statements and the section entitled "Environmental and Other Governmental Regulation" in Item 1.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matter was submitted to a vote of security holders during the last quarter of the fiscal year ended December 31, 2009.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON STOCK AND RELATED SHARE OWNER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The price range for the Company's common stock on the New York Stock Exchange, as reported by the Financial Industry Regulatory Authority, Inc., was as follows:

	2009		2008	
	High	**Low**	**High**	**Low**
First Quarter	$27.69	$ 9.60	$58.68	$38.60
Second Quarter	31.00	14.16	60.60	41.49
Third Quarter	39.00	25.66	48.60	23.66
Fourth Quarter	39.55	29.84	29.53	15.20

The number of share owners of record on December 31, 2009 was 1,464. Approximately 94% of the outstanding shares were registered in the name of Depository Trust Company, or CEDE, which held such shares on behalf of a number of brokerage firms, banks, and other financial institutions. The shares attributed to these financial institutions, in turn, represented the interests of more than 70,000 unidentified beneficial owners. No dividends have been declared or paid since the Company's initial public offering in December 1991 and the Company does not anticipate paying any dividends in the near future. For restrictions on payment of dividends on common stock, see Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Liquidity—Current and Long-Term Debt and Note 6 to the Consolidated Financial Statements.

Information with respect to securities authorized for issuance under equity compensation plans is included herein under Item 12.

PERFORMANCE GRAPH
COMPARISON OF CUMULATIVE TOTAL RETURN
AMONG OWENS-ILLINOIS, S&P 500, AND PACKAGING GROUP



250.00
200.00
150.00
100.00
50.00
2004
2005
2006
2007
2008
2009
Owens-Illinois, Inc.
S&P 500
Packaging Group

	Years Ending December 31,					
	2004	**2005**	**2006**	**2007**	**2008**	**2009**
Owens-Illinois	$100.00	$ 92.88	$ 81.45	$218.53	$120.63	$145.09
S&P 500	$100.00	$104.89	$121.46	$128.13	$ 80.73	$102.08
Packaging Group	$100.00	$103.46	$118.38	$137.60	$101.45	$128.28

The above graph compares the performance of the Company's Common Stock with that of a broad market index (the S&P 500 Composite Index) and a packaging group consisting of companies with lines of business or product end uses comparable to those of the Company for which market quotations are available.

The packaging group consists of: AptarGroup, Inc., Ball Corp., Bemis Company, Inc., Crown Holdings, Inc., Owens-Illinois, Inc., Sealed Air Corp., Silgan Holdings Inc., Sonoco Products Co., and Vitro Sociedad Anonima (ADSs).

The comparison of total return on investment for each period is based on the investment of $100 on December 31, 2004 and the change in market value of the stock, including additional shares assumed purchased through reinvestment of dividends, if any.

ITEM 6. SELECTED FINANCIAL DATA

The selected consolidated financial data presented below relates to each of the five years in the period ended December 31, 2009. The financial data for each of the five years in the period ended December 31, 2009 was derived from the audited consolidated financial statements of the Company. For more information, see the "Consolidated Financial Statements" included elsewhere in this document.

	Years ended December 31,				
	2009	2008	2007	2006	2005
	(Dollar amounts in millions, except per share amounts)				
Consolidated operating results(a):					
Net sales	$ 7,066.5	$ 7,884.7	$ 7,566.7	$ 6,650.4	$ 6,266.9
Manufacturing, shipping and delivery(b)	(5,582.6)	(6,208.1)	(5,971.4)	(5,481.1)	(5,084.9)
Gross profit	1,483.9	1,676.6	1,595.3	1,169.3	1,182.0
Selling and administrative, research development and engineering	(565.2)	(578.5)	(586.4)	(579.1)	(506.1)
Other expense(c)	(477.0)	(404.2)	(266.2)	(174.7)	(660.8)
Other revenue(d)	105.3	117.5	112.5	98.6	103.2
Earnings before interest expense and items below	547.0	811.4	855.2	514.1	118.3
Interest expense(e)	(221.7)	(253.0)	(348.6)	(349.0)	(325.4)
Earnings (loss) from continuing operations before income taxes	325.3	558.4	506.6	165.1	(207.1)
Provision for income taxes(f)	(127.5)	(236.7)	(147.8)	(125.3)	(379.9)
Earnings from continuing operations	197.8	321.7	358.8	39.8	(587.0)
Net earnings(loss) of discontinued operations(g)			3.0	(23.7)	63.1
Gain on sale of discontinued operations		6.8	1,038.5		1.2
Net earnings (loss)	197.8	328.5	1,400.3	16.1	(522.7)
Net earnings attributable to noncontrolling interests	(36.0)	(70.2)	(59.7)	(43.6)	(35.9)
Net earnings (loss) attributable to the Company	$ 161.8	$ 258.3	$ 1,340.6	$ (27.5)	$ (558.6)
Basic earnings (loss) per share of common stock:(h)					
Earnings (loss) from continuing operations	$ 0.96	$ 1.49	$ 1.78	$ (0.17)	$ (4.27)
Net earnings (loss) of discontinued operations			0.02	(0.15)	0.41
Gain on sale of discontinued operations		0.04	6.66		0.01
Net earnings (loss)	$ 0.96	$ 1.53	$ 8.46	$ (0.32)	$ (3.85)
Weighted average shares outstanding (in thousands)	167,687	163,178	154,215	152,071	150,910
Diluted earnings (loss) per share of common stock:					
Earnings (loss) from continuing operations	$ 0.95	$ 1.48	$ 1.78	$ (0.17)	$ (4.27)
Net earnings (loss) of discontinued operations			0.02	(0.15)	0.41
Gain on sale of discontinued operations		0.04	6.19		0.01
Net earnings (loss)	$ 0.95	$ 1.52	$ 7.99	$ (0.32)	$ (3.85)
Diluted average shares (in thousands)	170,540	169,677	167,767	152,071	150,910

The Company's convertible preferred stock was included in the computation of diluted earnings per share for 2008, to the extent outstanding during 2008, and 2007 on an "if converted" basis since the result was dilutive. The Company's convertible preferred stock was not included in the computation of 2005 and 2006 diluted earnings per share since the result would have been antidilutive. Options to purchase 994,834, 241,711 and 862,906 weighted average shares of common stock which were outstanding during 2009, 2008 and 2007, respectively, were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares. For the years ended December 31, 2006 and 2005, diluted earnings per share of common stock are equal to basic earnings per share of common stock due to the net losses.

	Years ended December 31,				
	2009	2008	2007	2006	2005
	(Dollar amounts in millions)				
Other data:					
The following are included in net earnings:					
Depreciation	$374.8	$431.0	$423.4	$427.7	$436.1
Amortization of intangibles	21.1	28.9	28.9	22.3	22.5
Amortization of deferred finance fees (included in interest expense)	10.4	7.9	8.6	5.7	6.7
Balance sheet data (at end of period):					
Working capital (current assets less current liabilities)	$ 763	$ 441	$ 165	$ 67	$ 460
Total assets	8,727	7,977	9,325	9,321	9,522
Total debt	3,610	3,334	3,714	5,457	5,297
Share owners' equity(a)	1,736	1,293	2,439	563	905

(a) Amounts related to the Company's plastic packaging business have been reclassified to discontinued operations for 2005-2007 as a result of the sale of that business in 2007.

The Company adopted the provisions of a new accounting standard on January 1, 2009, which changed the presentation of noncontrolling interests in subsidiaries. The presentation requirements of the new standard were also required to be applied retrospectively.

(b) Amount for 2006 includes a loss of $8.7 million ($8.4 million after tax amount attributable to the Company) from the mark to market effect of natural gas hedge contracts.

Amount for 2005 includes a gain of $3.8 million ($2.3 million after tax amount attributable to the Company) from the mark to market effect of natural gas hedge contracts.

(c) Amount for 2009 includes charges of $180.0 million (pretax and after tax) to increase the accrual for estimated future asbestos-related costs, $213.6 million ($182.8 million after tax amount attributable to the Company) for restructuring and asset impairments, and $17.3 million ($17.6 million after tax amount attributable to the Company) for the remeasurement of certain bolivar-denominated assets and liabilities held outside of Venezuela.

Amount for 2008 includes charges of $250.0 million ($248.8 million after tax) to increase the accrual for estimated future asbestos-related costs and $133.3 million ($110.1 million after tax amount attributable to the Company) for restructuring and asset impairments.

Amount for 2007 includes charges of $115.0 million (pretax and after tax) to increase the accrual for estimated future asbestos-related costs and $100.3 million ($84.1 million after tax amount attributable to the Company) for restructuring and asset impairments.

Amount for 2006 includes charges of $120.0 million (pretax and after tax) to increase the accrual for estimated future asbestos-related costs, a charge of $20.8 million ($20.7 million after tax amount attributable to the Company) for CEO transition costs, and a charge of $29.7 million ($27.7 million after tax amount attributable to the Company) for the closing of the Godfrey, Illinois machine parts manufacturing operation.

Amount for 2005 includes a charge of $135.0 million ($86.0 million after tax) to increase the accrual for estimated future asbestos-related costs and a charge of $494.0 million (pretax and after tax amount attributable to the Company) to write down goodwill in the Asia Pacific Glass unit.

(d) Other revenue in 2006 includes a gain of $15.9 million ($11.2 million after tax amount attributable to the Company) for the curtailment of postretirement benefits in The Netherlands.

Other revenue in 2005 includes $28.1 million (pretax and after tax amount attributable to the Company) from the sale of the Company's glass container facility in Corsico, Italy.

(e) Amount for 2009 includes charges of $4.9 million (pretax and after tax amount attributable to the Company) for note repurchase premiums, net of a gain from the termination of interest rate swap agreements on the notes.

Amount for 2007 includes charges of $7.9 million ($7.3 million after tax amount attributable to the Company) for note repurchase premiums.

Amount for 2006 includes charges of $6.2 million (pretax and after tax amount attributable to the Company) for note repurchase premiums.

Includes additional interest charges for the write-off of unamortized deferred financing fees related to the early extinguishment of debt as follows: $0.3 million (pretax and after tax amount attributable to the Company) for 2009; $1.6 million ($1.5 million after tax amount attributable to the Company) for 2007; and $11.3 million ($10.9 million after tax amount attributable to the Company) for 2006.

(f) Amount for 2009 includes a non-cash tax benefit transferred from other comprehensive income (equity) of $47.9 million.

Amount for 2008 includes a net tax expense of $33.3 million ($34.8 million attributable to the Company) related to tax legislation, restructuring, and other.

Amount for 2007 includes a benefit of $13.5 million for the recognition of tax credits related to restructuring of investments in certain European operations.

Amount for 2006 includes a benefit of $5.7 million from the reversal of a non-U.S. deferred tax asset valuation allowance partially offset by charges related to international tax restructuring.

Amount for 2005 includes a charge of $300.0 million to record a valuation allowance related to accumulated deferred tax assets in the U.S. and a benefit of $5.3 million for the reversal of an accrual for potential tax liabilities related to a previous divestiture. The accrual is no longer required based on the Company's reassessment of potential liabilities.

(g) Amount for 2005 consists principally of a third quarter benefit from the reversal of an accrual for potential tax liabilities related to a previous divestiture. The accrual is no longer required based on the Company's reassessment of the potential liabilities.

(h) Effective January 1, 2009, the Company adopted the provisions of a new accounting standard which required the Company to allocate earnings to unvested restricted shares outstanding during the period. Earnings per share for 2005-2008 were restated in accordance with the new provisions which are required to be applied retrospectively. There was no impact on diluted earnings per share in any period presented.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Following are the Company's net sales by segment and segment operating profit for the years ended December 31, 2009, 2008, and 2007 (dollars in millions). The Company's measure of profit for its reportable segments is Segment Operating Profit, which consists of consolidated earnings from continuing operations before interest income, interest expense, and provision for income taxes and excludes amounts related to certain items that management considers not representative of ongoing operations as well as certain retained corporate costs. The segment data presented below is prepared in accordance with general accounting principles for segment reporting. The line titled 'reportable segment totals', however, is a non-GAAP measure when presented outside of the financial statement footnotes. Management has included 'reportable segment totals' below to facilitate the discussion and analysis of financial condition and results of operations. The Company's management uses Segment Operating Profit, in combination with selected cash flow information, to evaluate performance and to allocate resources.

Net Sales:	2009	2008	2007
Europe	$2,917.6	$3,497.8	$3,298.7
North America	2,074.3	2,209.7	2,271.3
South America	1,104.1	1,135.9	970.7
Asia Pacific	925.0	964.1	934.3
Reportable segment totals	7,021.0	7,807.5	7,475.0
Other	45.5	77.2	91.7
Net Sales	$7,066.5	$7,884.7	$7,566.7

Segment Operating Profit:	2009	2008	2007
Europe	$ 332.6	$ 477.8	$ 433.0
North America	281.5	185.2	265.1
South America	250.6	331.0	254.9
Asia Pacific	131.3	162.8	154.0
Reportable segment totals	996.0	1,156.8	1,107.0
Items excluded from Segment Operating Profit:			
Retained corporate costs and other	(66.7)	(0.7)	(78.8)
Restructuring and asset impairment	(213.6)	(133.3)	(100.3)
Charge for Venezuela currency remeasurement	(17.3)		
Charge for asbestos related costs	(180.0)	(250.0)	(115.0)
Interest income	28.6	38.6	42.3
Interest expense	(221.7)	(253.0)	(348.6)
Earnings from continuing operations before income taxes	325.3	558.4	506.6
Provision for income taxes	(127.5)	(236.7)	(147.8)
Earnings from continuing operations	197.8	321.7	358.8
Net earnings of discontinued operations			3.0
Gain on sale of discontinued operations		6.8	1,038.5
Net earnings	197.8	328.5	1,400.3
Net earnings attributable to noncontrolling interests	(36.0)	(70.2)	(59.7)
Net earnings attributable to the Company	$ 161.8	$ 258.3	$1,340.6
Net earnings from continuing operations attributable to the Company	$ 161.8	$ 251.5	$ 299.3

Note: all amounts excluded from reportable segment totals are discussed in the following applicable sections.

Executive Overview—Years ended December 31, 2009 and 2008

Net sales were $818.2 million lower than the prior year principally resulting from decreased shipments and the unfavorable effect of foreign currency exchange rates, partially offset by higher selling prices and improved mix.

Segment Operating Profit for reportable segments was $160.8 million lower than the prior year. The decrease was mainly attributable to lower sales volume and increased manufacturing and delivery costs resulting from higher unabsorbed fixed costs of approximately $302.0 million, primarily from production curtailments, as well as inflationary cost increases. The Company also recognized $28.0 million of foreign currency exchange losses in 2009 related to cash remittances out of Venezuela as part of the Company's cash management strategy. Partially offsetting these costs were higher selling prices and savings from permanent curtailment of plant capacity and realignment of selected operations.

Interest expense in 2009 was $221.7 million compared with interest expense of $253.0 million in 2008. The 2009 amount includes $5.2 million of additional interest charges for note repurchase premiums and the related write-off of unamortized finance fees, net of a gain from the termination of interest rate swap agreements following the May tender for the 7.50% Senior Debentures due May 2010. Exclusive of these items, interest expense decreased approximately $36.5 million. The decrease is principally due to lower variable interest rates under the Company's bank credit agreement as well as favorable foreign currency exchange rates.

Interest income for 2009 was $28.6 million compared to $38.6 million for 2008.

Net earnings from continuing operations attributable to the Company for 2009 were $161.8 million, or $0.95 per share (diluted), compared to $251.5 million, or $1.48 per share (diluted) for 2008. Earnings in both periods included items that management considered not representative of ongoing operations. These items decreased net earnings in 2009 by $337.7 million, or $1.98 per share, and decreased net earnings in 2008 by $393.7 million, or $2.32 per share.

Cash payments for asbestos-related costs were $190.3 million for 2009 compared to $210.2 million for 2008.

Capital spending for property, plant and equipment was $427.6 million for 2009 compared to $361.7 million for 2008.

Results of Operations—Comparison of 2009 with 2008

Net Sales

The Company's net sales in 2009 were $7,066.5 million compared with $7,884.7 million in 2008, a decrease of $818.2 million, or 10.4%. For further information, see Segment Information included in Note 19 to the Consolidated Financial Statements.

The change in net sales of reportable segments can be summarized as follows (dollars in millions):

Net sales—2008		$7,807.5
Net effect of price and mix	$ 377.0	
Decreased sales volume	(819.8)	
Effects of changing foreign currency rates	(343.7)	
Total effect on net sales		(786.5)
Net sales—2009		$7,021.0

Segment Operating Profit

Operating Profit of the reportable segments includes an allocation of some corporate expenses based on both a percentage of sales and direct billings based on the costs of specific services provided. Unallocated corporate expenses and certain other expenses not directly related to the reportable segments' operations are included in Retained Corporate Costs and Other. For further information, see Segment Information included in Note 19 to the Consolidated Financial Statements.

Segment Operating Profit of reportable segments in 2009 was $996.0 million compared to $1,156.8 million in 2008, a decrease of $160.8 million, or 13.9%.

The change in Segment Operating Profit of reportable segments can be summarized as follows (dollars in millions):

Segment Operating Profit—2008		$1,156.8
Net effect of price and mix	$ 377.0	
Decreased sales volume	(280.2)	
Effects of changing foreign currency rates	(35.1)	
Manufacturing and delivery	(205.5)	
Operating expenses	4.4	
Other	(21.4)	
Total net effect on Segment Operating Profit		(160.8)
Segment Operating Profit—2009		$ 996.0

Interest Expense

Interest expense in 2009 was $221.7 million compared with interest expense of $253.0 million in 2008. The 2009 amount includes $5.2 million of additional interest charges for note repurchase premiums and the related write-off of unamortized finance fees, net of a gain from the termination of interest rate swap agreements following the May tender for the 7.50% Senior Debentures due May 2010. Exclusive of these items, interest expense decreased approximately $36.5 million. The decrease is principally due to lower variable interest rates under the Company's bank credit agreement as well as favorable foreign currency exchange rates.

Interest Income

Interest income for 2009 was $28.6 million compared to $38.6 million for 2008. The decrease is principally due to lower interest rates on investments, which more than offset the additional interest earned on the Company's higher cash balance.

Provision for Income Taxes

The Company's effective tax rate from continuing operations for 2009 was 39.2%, compared with 42.4% for 2008. The provision for 2009 includes a non-cash tax benefit transferred from other comprehensive income of $47.9 million (see Note 11 to the Consolidated Financial Statements for more information). The provision for 2008 includes a net expense of $33.3 million related to tax legislation, restructuring, and other. Excluding these items and the effects in both periods of pretax items for which taxes are separately calculated and recorded in the period, the Company's effective tax rate for 2009 was 26.5% compared to 24.0% for 2008. The increase in the effective tax rate in 2009 was due to lower earnings generated in jurisdictions where the Company has lower effective tax rates. The Company expects that the effective tax rate will not change significantly in 2010 compared to 2009.

Net Earnings Attributable to Noncontrolling Interests

Net earnings attributable to noncontrolling interests for 2009 were $36.0 million compared to $70.2 million for 2008. Net earnings attributable to noncontrolling interests were reduced by $9.2 million in 2009 related to restructuring and asset impairment charges recorded during the year. Excluding this amount, net earnings attributable to noncontrolling interests in 2009 decreased $25.0 million compared with 2008. The decrease is primarily a result of lower segment operating profit in the Company's South American segment in 2009.

Earnings from Continuing Operations Attributable to the Company

For 2009, the Company recorded earnings from continuing operations attributable to the Company of $161.8 million compared to $251.5 million for 2008. The after tax effects of the items excluded from Segment Operating Profit, the 2009 additional interest charges, and the 2009 and 2008 unusual tax items increased or decreased earnings in 2009 and 2008 as set forth in the following table (dollars in millions).

	Net Earnings Increase (Decrease)	
Description	**2009**	**2008**
Net expense related to tax legislation, restructuring, and other	$ —	$ (34.8)
Non-cash tax benefit transferred from other comprehensive income	47.9	
Restructuring and asset impairment	(182.8)	(110.1)
Charge for Venezuela currency remeasurement	(17.6)	
Note repurchase premiums and write-off of finance fees, net of interest rate swap gain	(5.2)	
Increase in the accrual for future asbestos related costs	(180.0)	(248.8)
Total	$(337.7)	$(393.7)

Executive Overview—Years ended December 31, 2008 and 2007

Net sales from continuing operations were $318.0 million higher than the prior year principally resulting from improved pricing and favorable product mix across all regions, as well as favorable foreign currency exchange rates, principally the Euro. Lower unit shipments partially offset these favorable increases.

Segment Operating Profit for reportable segments was $49.8 million higher than the prior year. The benefits of higher selling prices, improved product mix, improvements in glass plant operating efficiencies, and favorable foreign currency exchange rates were partially offset by inflationary cost increases in manufacturing and delivery costs and lower sales volume.

Interest expense in 2008 was $253.0 million compared with interest expense from continuing operations of $348.6 million in 2007. Included in the 2007 interest expense was $9.5 million for both note repurchase premiums and the write-off of unamortized finance fees related to the November 2007 repurchase of the $625.0 million 8.75% Senior Secured Notes. Exclusive of these items, interest expense decreased approximately $86.1 million. The decrease is principally due to lower variable interest rates under the Company's bank credit agreement and on long term debt variable and swapped rates as well as lower overall debt levels, partially offset by an increase in foreign currency exchange rates. The decrease is also due to the non-recurrence of interest on debt that was repaid during the fourth quarter of 2007 with the proceeds from the plastics sale. This interest was previously allocated to discontinued operations until the date of the sale.

Interest income for continuing operations for 2008 was $38.6 million compared to $42.3 million for 2007.

Net earnings from continuing operations attributable to the Company for 2008 were $251.5 million, or $1.48 per share (diluted), compared to earnings from continuing operations attributable to the Company of $299.3 million, or $1.78 per share (diluted) for 2007. Earnings in both periods included items that management considered not representative of ongoing operations. These items decreased net earnings in 2008 by $393.7 million, or $2.32 per share, and decreased net earnings in 2007 by $194.4 million, or $1.16 per share.

Cash payments for asbestos-related costs were $210.2 million for 2008 compared to $347.1 million for 2007. The decrease is due to reduced funding for settlements of certain claims on an accelerated basis.

Capital spending for property, plant and equipment for continuing operations was $361.7 million for 2008 compared to $292.5 million for 2007. The 2008 amount is in a range consistent with long term historical levels. The increase is also due to changes in foreign currency exchange rates.

Results of Operations—Comparison of 2008 with 2007

Net Sales

The Company's net sales in 2008 were $7,884.7 million compared with $7,566.7 million in 2007, an increase of $318.0 million, or 4.2%. For further information, see Segment Information included in Note 19 to the Consolidated Financial Statements.

The change in net sales can be summarized as follows (dollars in millions):

Net sales—2007		$7,475.0
Net effect of price and mix	$ 572.0	
Effects of changing foreign currency rates	274.5	
Decreased sales volume	(514.0)	
Total effect on net sales		332.5
Net sales—2008		$7,807.5

Segment Operating Profit

Operating Profit of the reportable segments includes an allocation of some corporate expenses based on both a percentage of sales and direct billings based on the costs of specific services provided. Unallocated corporate expenses and certain other expenses not directly related to the reportable segments' operations are included in Retained Corporate Costs and Other. For further information, see Segment Information included in Note 19 to the Consolidated Financial Statements.

Segment Operating Profit of reportable segments in 2008 was $1,156.8 million compared to $1,107.0 million in 2007, an increase of $49.8 million, or 4.5%.

The change in Segment Operating Profit of reportable segments can be summarized as follows (dollars in millions):

Segment Operating Profit—2007		$1,107.0
Net effect of price and mix	$ 572.0	
Effects of changing foreign currency rates	56.0	
Manufacturing and delivery costs	(468.0)	
Decreased sales volume	(116.0)	
Operating expense	(28.0)	
Other	33.8	
Total net effect on Segment Operating Profit		49.8
Segment Operating Profit—2008		$1,156.8

Interest Expense

Interest expense in 2008 was $253.0 million compared with interest expense from continuing operations of $348.6 million in 2007. Included in the 2007 interest expense was $9.5 million for both note repurchase premiums and the write-off of unamortized finance fees related to the November 2007 repurchase of the $625.0 million 8.75% Senior Secured Notes. Exclusive of these items, interest expense decreased approximately $86.1 million. The decrease is principally due to lower variable interest rates under the Company's bank credit agreement and on long term debt variable and swapped rates as well as lower overall debt levels, partially offset by an increase in foreign currency exchange rates. The decrease is also due to the non-recurrence of interest on debt that was repaid during the fourth quarter of 2007 with the proceeds from the plastics sale. This interest was previously allocated to discontinued operations until the date of the sale.

Interest Income

Interest income for continuing operations for 2008 was $38.6 million compared to $42.3 million for 2007.

Provision for Income Taxes

The Company's effective tax rate from continuing operations for 2008 was 42.4%, compared with 29.2% for 2007. The provision for 2008 includes a net expense of $33.3 million related to tax legislation, restructuring, and other. The provision for 2007 includes a benefit of $13.5 million for the recognition of tax credits related to restructuring of investments in certain European operations. Excluding those items and the effects in both periods of pretax items for which taxes are separately calculated and recorded in the period, the Company's effective tax rate from continuing operations for 2008 was 24.0% compared to 24.4% for 2007.

Net Earnings Attributable to Noncontrolling Interests

Net earnings attributable to noncontrolling interests for 2008 were $70.2 million compared to $59.7 million for 2007. The increase was primarily attributed to higher earnings from the Company's operations in South America.

Earnings from Continuing Operations

For 2008, the Company recorded earnings from continuing operations attributable to the Company of $251.5 million compared to $299.3 million for 2007. The after tax effects of the items excluded from Segment Operating Profit, the 2008 and 2007 international net tax benefits, and the 2007 additional interest charges, increased or decreased earnings in 2008 and 2007 as set forth in the following table (dollars in millions).

	Net Earnings Increase (Decrease)	
Description	**2008**	**2007**
Net expense related to tax legislation, restructuring, and other	$ (34.8)	$ —
Gain recognition from foreign tax credits		13.5
Restructuring and asset impairments	(110.1)	(84.1)
Increase in accrual for future asbestos related costs	(248.8)	(115.0)
Note repurchase premiums and write-off of finance fees		(8.8)
Total	$(393.7)	$(194.4)

Items Excluded from Reportable Segment Totals

Retained Corporate Costs and Other

Retained corporate costs and other for 2009 were $66.7 million compared with $0.7 million for 2008. The increased expense in 2009 is mainly attributable to increased employee benefit costs, primarily pension expense, and lower royalty income.

Retained corporate costs and other for 2008 were $0.7 million compared with $78.8 million for 2007. Beginning in 2008, the Company revised its method of allocating corporate expenses. The Company decreased slightly the percentage allocation based on sales and significantly expanded the number of functions included in the allocation based on cost of services. It is not practicable to quantify the net effect of these changes on periods prior to 2008. However, the effect for 2008 was to reduce the amount of retained corporate costs by approximately $38.0 million. Also contributing to the decrease were lower accruals for self insured risks and increased pension income in 2008.

Restructuring and Asset Impairments

During 2009, the Company recorded charges totaling $213.6 million ($182.8 million after tax amount attributable to the Company), for restructuring, asset impairment and settlement of pension liabilities in Europe, North America and South America. The charges reflect the additional decisions reached in the Company's strategic review of its global manufacturing footprint. See Note 16 to the Consolidated Financial Statements for additional information.

Charges for similar actions during 2008 totaled $132.4 million ($109.2 million after tax amount attributable to the Company). See Note 16 to the Consolidated Financial Statements for additional information.

During 2008, the Company also recorded an additional $0.9 million (pretax and after tax amount attributable to the Company), related to the impairment of the Company's equity investment in the South American Segment's 50%-owned Caribbean affiliate.

During 2007, the Company recorded charges totaling $100.3 million ($84.1 million after tax amount attributable to the Company), for restructuring and asset impairment in South America, Europe, and North America. The charges reflect the initial decisions of the Company's strategic global manufacturing footprint review. See Note 16 to the Consolidated Financial Statements for additional information.

Charge for Venezuela Currency Remeasurement

Due to Venezuelan government restrictions on transfers of cash out of the country, the Company used the parallel market rate to translate the balance sheets of its Venezuelan subsidiaries as of December 31, 2009. The impact of this change in exchange rates was an approximate 60% reduction in the U.S. dollar reported amounts for all assets and liabilities of the Company's Venezuelan subsidiaries, and a resulting $132.5 million charge recorded in the cumulative translation adjustment component of other comprehensive income and $45.9 million charge recorded against noncontrolling interests. In addition, the Company remeasured certain bolivar-denominated assets and liabilities held outside of Venezuela to the parallel market rate and recorded a charge of $17.3 million ($17.6 million after tax amount attributable to the Company) in 2009. See Note 22 to the Consolidated Financial Statements for additional information.

Charge for Asbestos Related Costs

The fourth quarter of 2009 charge for asbestos-related costs was $180.0 million (pretax and after tax), compared to the fourth quarter of 2008 charge of $250.0 million ($248.8 million after tax). These charges resulted from the Company's comprehensive annual review of asbestos-related liabilities and costs. In each year, the Company concluded that an increase in the accrued liability was required to provide for estimated indemnity payments and legal fees arising from asbestos personal injury lawsuits and claims pending and expected to be filed during the several years following the completion of the comprehensive review. See "Critical Accounting Estimates" for further information. The lower 2009 asbestos charge reflected, in part, the lower level of pending asbestos-related lawsuits at December 31, 2009 compared to the prior year.

Asbestos-related cash payments for 2009 were $190.3 million, a decrease of $19.9 million from 2008. Deferred amounts payable were approximately $36.3 million and $34.0 million at December 31, 2009 and 2008, respectively.

During 2009, the Company received approximately 6,000 new filings and disposed of approximately 10,000 claims. As of December 31, 2009, the number of asbestos-related claims pending against the Company was approximately 7,000. The Company anticipates that cash flows from operations and other sources will be sufficient to meet all asbestos-related obligations on a short-term and long-term basis. See Note 18 to the Consolidated Financial Statements for further information.

Discontinued Operations

On July 31, 2007, the Company completed the sale of its plastics packaging business to Rexam PLC for approximately $1.825 billion in cash. The Company has presented the results of operations for the plastics packaging business in the Consolidated Results of Operations for the year ended December 31, 2007 as discontinued operations. Interest expense was allocated to the discontinued operations based on debt that was required by an amendment to the Secured Credit Agreement to be repaid from the net proceeds. Amounts for the prior periods have been reclassified to conform to this presentation.

The following summarizes the revenues and expenses of the discontinued operations as reported in the consolidated results of operations for the periods indicated:

	Year ended December 31, 2007
Net sales	$ 455.0
Manufacturing, shipping and delivery	(343.5)
Gross profit	111.5
Selling and administrative	(20.7)
Research, development and engineering	(8.3)
Interest expense	(80.6)
Other income	(0.1)
Other expense	(1.2)
Earnings before income taxes	0.6
Credit for income taxes	2.4
Earnings from discontinued operations	3.0
Gain on sale of discontinued operations	1,038.5
Net earnings from discontinued operations	1,041.5
Net earnings from discontinued operations attributable to noncontrolling interests	(0.2)
Net earnings from discontinued operations attributable to the Company	$1,041.3

The 2007 gain on the sale of discontinued operations of $1,038.5 million includes charges totaling $62.1 million for debt retirement costs, consisting principally of redemption premiums and write-off of unamortized fees, and a gain of $8.7 million for curtailment and settlement of pension and other postretirement benefits. The gain also includes a net provision for income taxes of $38.2 million, consisting of taxes on the gain of $445.0 million that are substantially offset by a credit of $406.8 million for the reversal of valuation allowances against existing tax loss carryforwards. The sale agreement provides for an adjustment of the selling price based on working capital levels and certain other factors.

The gain on sale of discontinued operations of $6.8 million reported in 2008 relates to an adjustment of the 2007 gain on the sale of the plastics packaging business mainly related to finalizing certain tax allocations and an adjustment to the selling price in accordance with procedures set forth in the final contract.

Capital Resources and Liquidity

Current and Long-Term Debt

The Company's total debt at December 31, 2009 was $3.61 billion, compared to $3.33 billion at December 31, 2008.

On June 14, 2006, the Company's subsidiary borrowers entered into the Secured Credit Agreement (the "Agreement"). At December 31, 2009, the Agreement included a $900.0 million revolving credit facility, a 160.0 million Australian dollar term loan, and a 110.8 million Canadian dollar term loan, each of which has a final maturity date of June 15, 2012. It also included a $189.5 million term loan and a €189.5 million term loan, each of which has a final maturity date of June 14, 2013. During December 2009, the Company's subsidiary borrowers repaid 65.0 million Australian dollars, $2.0 million and €2.0 million of term loans under the Agreement.

As a result of the 2008 bankruptcy of Lehman Brothers Holdings Inc. and several of its subsidiaries, the Company believes that the maximum amount available under the revolving credit facility was reduced by $32.3 million. After further deducting amounts attributable to letters of credit and overdraft facilities that are supported by the revolving credit facility, at December 31, 2009 the Company's subsidiary borrowers had unused credit of $760.0 million available under the Agreement.

The Agreement contains various covenants that restrict, among other things and subject to certain exceptions, the ability of the Company to incur certain liens, make certain investments and acquisitions, become liable under contingent obligations in certain defined instances only, make restricted junior payments, make certain asset sales within guidelines and limits, make capital expenditures beyond a certain threshold, engage in material transactions with shareholders and affiliates, participate in sale and leaseback financing arrangements, alter its fundamental business, amend certain outstanding debt obligations, and prepay certain outstanding debt obligations.

The Agreement also contains one financial maintenance covenant, a Leverage Ratio, that requires the Company not to exceed a ratio calculated by dividing consolidated total debt, less cash and cash equivalents, by Consolidated Adjusted EBITDA, as defined in the Agreement. The Leverage Ratio could restrict the ability of the Company to undertake additional financing to the extent that such financing would cause the Leverage Ratio to exceed the specified maximum.

Failure to comply with these covenants and restrictions could result in an event of default under the Agreement. In such an event, the Company could not request borrowings under the revolving facility, and all amounts outstanding under the Agreement, together with accrued interest, could then be declared immediately due and payable. If an event of default occurs under the Agreement and the lenders cause all of the outstanding debt obligations under the Agreement to become due and payable, this would result in a default under a number of other outstanding debt securities and could lead to an acceleration of obligations related to these debt securities. A default or event of default under the Agreement, indentures or agreements governing other indebtedness could also lead to an acceleration of debt under other debt instruments that contain cross acceleration or cross-default provisions.

The Leverage Ratio also determines pricing under the Agreement. The interest rate on borrowings under the Agreement is, at the Company's option, the Base Rate or the Eurocurrency Rate, as defined in the Agreement. These rates include a margin linked to the Leverage Ratio and the borrowers' senior secured debt rating. The margins range from 0.875% to 1.75% for Eurocurrency Rate loans and from −0.125% to 0.75% for Base Rate loans. In addition, a facility fee is payable on the revolving credit facility commitments ranging from 0.20% to 0.50% per annum linked to the Leverage Ratio. The weighted average interest rate on borrowings outstanding under the Agreement at December 31, 2009 was 2.40%. As of December 31, 2009, the Company was in compliance with all covenants and restrictions in the Agreement. In addition, the Company believes that it will remain in compliance and that its ability to borrow funds under the Agreement will not be adversely affected by the covenants and restrictions.

During the second quarter of 2008, the Company used cash from operations and borrowings under the Agreement to retire $250 million principal amount of 7.35% Senior Notes which matured in May 2008.

During May 2009, a subsidiary of the Company issued senior notes with a face value of $600.0 million at 96.72% of face value for an effective interest rate of 8.00%. The notes bear interest at 7.375% and are due May 15, 2016. The notes are guaranteed by substantially all of the Company's domestic subsidiaries. The net proceeds, after deducting commissions and expenses from the notes, approximated $568 million and were used to purchase in a tender offer $221.9 million of the $250 million principal amount of 7.50% Senior Debentures due May 2010 and to reduce borrowings under the revolving credit facility. The balance of the proceeds increased cash. As a part of the issuance of these notes and the related tender offer, the Company recorded additional interest charges in 2009 of $5.2 million for note repurchase premiums and the related write-off of unamortized finance fees, net of a gain from the termination of interest rate swap agreements related to the notes.

During October 2006, the Company entered into a European accounts receivable securitization program, which had a limit of €250 million at December 31, 2009. The program extends through October 2011, subject to annual renewal of backup credit lines. In addition, the Company participates in a receivables financing program in the Asia Pacific region with a revolving funding commitment of 89 million Australian dollars and 10 million New Zealand dollars that expire February 2010 and November 2010, respectively.

Information related to the Company's accounts receivable securitization program as of December 31, 2009 and 2008 is as follows:

	2009	2008
Balance (included in short-term loans)	$289.0	$293.7
Weighted average interest rate	2.52%	5.31%

Cash Flows

For 2009, cash provided by continuing operating activities was $800.0 million compared with $757.2 million for 2008. The increase is mainly attributable to lower working capital balances, lower interest payments, and lower payments for asbestos-related costs, partially offset by lower net earnings, increased payments for restructuring activities, and increased pension contributions. Cash flows from operating activities will continue to be affected by payments for restructuring activities in 2010.

Asbestos-related payments for 2009 decreased $19.9 million to $190.3 million, compared with $210.2 million for 2008.

During 2009, the Company contributed $123.1 million, including $49.5 million of accelerated 2010 contributions, to its non-U.S. defined benefit pension plans, compared with $61.2 million in 2008. The Company was not required to make cash contributions to the U.S. defined benefit pension plans during 2009. Contributions in 2010 are dependent on future asset returns and discount rates which the Company is unable to predict. However, the Company believes that contributions to its non-U.S. plans will be lower in 2010, due to the accelerated contributions made in 2009, and that it will not be required to make contributions to its U.S. plans in 2010. Depending on a number of factors, the Company may elect to contribute amounts in excess of minimum required amounts in order to improve the funded status of certain plans.

Capital spending for property, plant and equipment was $427.6 million compared with $361.7 million in the prior year. The Company capitalized $16.8 million and $25.6 million in 2009 and 2008, respectively, under capital lease obligations with the related financing recorded as long-term debt.

As of December 31, 2009, the Company had $811.7 million in cash and cash equivalents. The increase over the December 31, 2008 balance of $379.5 million largely represents cash provided by operating activities of $800.0 million for 2009 and additional funds provided by the May 2009 financing activities described above, partially offset by capital spending of $427.6 million and term loan repayments of $63.4 million. Most of the cash is held in mature, liquid markets where the Company has operations, such as North America, Europe and Australia and is readily available to fund global liquidity requirements. Approximately 7% of the cash at December 31, 2009 is held in Venezuela where government restrictions on transfers of cash out of the country limit the Company's ability to immediately access cash at the government's official exchange rate of 2.15 bolivars to the U.S. dollar as of December 31, 2009. The Company has been able to obtain U.S. dollars at the official rate to pay for some of its key raw materials and other imports. However, in 2009, the Venezuelan government significantly slowed the process of exchanging bolivars to U.S. dollars at the official rate. As a result, the Company's cash balance in Venezuela increased as earnings accumulated. The Company has the ability to access the cash in Venezuela more quickly through a market-driven parallel exchange process which, at December 31, 2009, valued the bolivar about 60% lower than the official exchange rate. During 2009, the Company entered into a series of parallel market transactions in order to exchange Venezuelan bolivars into U.S. dollars, and recognized foreign currency exchange losses of $28.0 million ($19.5 million after tax amount attributable to the Company). As of December 31, 2009, the Company translated the balance sheets of its Venezuelan subsidiaries at the parallel market rate, which resulted in a decrease in cash and cash equivalents of $101.5 million. For further information regarding Venezuela, see Note 22 to the Consolidated Financial Statements.

The Company anticipates that cash flows from its operations and from utilization of credit available under the Agreement will be sufficient to fund its operating and seasonal working capital needs, debt service and other obligations on a short-term (twelve-months) and long-term basis. Based on the Company's expectations regarding future payments for lawsuits and claims and also based on the Company's expected operating cash flow, the Company believes that the payment of any deferred amounts of previously settled or otherwise determined lawsuits and claims, and the resolution of presently pending and anticipated future lawsuits and claims associated with asbestos, will not have a material adverse effect upon the Company's liquidity on a short-term or long-term basis.

Contractual Obligations and Off-Balance Sheet Arrangements

The following information summarizes the Company's significant contractual cash obligations at December 31, 2009 (dollars in millions).

	Payments due by period				
	Total	Less than one year	1-3 years	3-5 years	More than 5 years
Contractual cash obligations:					
Long-term debt	$3,231.3	$ 39.6	$ 272.9	$1,647.4	$1,271.4
Capital lease obligations	75.9	10.1	28.6	21.3	15.9
Operating leases	199.0	60.8	77.8	36.8	23.6
Interest(1)	1,096.5	212.2	399.0	333.5	151.8
Purchase obligations(2)	898.8	517.0	310.0	68.8	3.0
Pension benefit plan contributions	15.0	15.0			
Postretirement benefit plan benefit payments(1)	289.0	22.3	44.5	44.1	178.1
Total contractual cash obligations	$5,805.5	$877.0	$1,132.8	$2,151.9	$1,643.8

	Amount of commitment expiration per period				
	Total	Less than one year	1-3 years	3-5 years	More than 5 years
Other commercial commitments:					
Standby letters of credit	$107.7	$107.7	—	—	—
Total commercial commitments	$107.7	$107.7	—	—	—

(1) Amounts based on rates and assumptions at December 31, 2009.

(2) The Company's purchase obligations consist principally of contracted amounts for energy and molds. In cases where variable prices are involved, current market prices have been used. The amount above does not include ordinary course of business purchase orders because the majority of such purchase orders may be canceled. The Company does not believe such purchase orders will adversely affect its liquidity position.

The Company is unable to make a reasonably reliable estimate as to when cash settlement with taxing authorities may occur for its unrecognized tax benefits. Therefore, the liability for unrecognized tax benefits is not included in the table above. See Note 11 to the Consolidated Financial Statements for additional information.

The Company has no off-balance sheet arrangements.

Critical Accounting Estimates

The Company's analysis and discussion of its financial condition and results of operations are based upon its consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. The Company evaluates these estimates and assumptions on an ongoing basis. Estimates and assumptions are based on historical and other factors believed to be reasonable under the circumstances at the time the financial statements are issued. The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources. Actual results, under conditions and circumstances different from those assumed, may differ from estimates.

The impact of, and any associated risks related to, estimates and assumptions are discussed within Management's Discussion and Analysis of Financial Condition and Results of Operations, as well as in the Notes to the Consolidated Financial Statements, if applicable, where estimates and assumptions affect the Company's reported and expected financial results.

The Company believes that accounting for property, plant and equipment, impairment of long-lived assets, pension benefit plans, contingencies and litigation, and income taxes involves the more significant judgments and estimates used in the preparation of its consolidated financial statements.

Property, Plant and Equipment

The net carrying amount of property, plant, and equipment ("PP&E") at December 31, 2009 totaled $2,742.3 million, representing 31% of total assets. Depreciation expense during 2009 totaled $374.8 million, representing approximately 5% of total costs and expenses. Given the significance of PP&E and associated depreciation to the Company's consolidated financial statements, the determinations of an asset's cost basis and its economic useful life are considered to be critical accounting estimates.

Cost Basis—PP&E is recorded at cost, which is generally objectively quantifiable when assets are purchased singly. However, when assets are purchased in groups, or as part of a business, costs assigned to PP&E are based on an estimate of fair value of each asset at the date of acquisition. These estimates are based on assumptions about asset condition, remaining useful life and market conditions, among others. The Company frequently employs expert appraisers to aid in allocating cost among assets purchased as a group.

Included in the cost basis of PP&E are those costs which substantially increase the useful lives or capacity of existing PP&E. Significant judgment is needed to determine which costs should be capitalized under these criteria and which costs should be expensed as a repair or maintenance expenditure. For example, the Company frequently incurs various costs related to its existing glass melting furnaces and forming machines and must make a determination of which costs, if any, to capitalize. The Company relies on the experience and expertise of its operations and engineering staff to make reasonable and consistent judgments regarding increases in useful lives or capacity of PP&E.

Estimated Useful Life—PP&E is generally depreciated using the straight-line method, which deducts equal amounts of the cost of each asset from earnings each period over its estimated economic useful life. Economic useful life is the duration of time an asset is expected to be productively employed by the Company, which may be less than its physical life. Management's assumptions regarding the following factors, among others, affect the determination of estimated economic useful life: wear and tear, product and process obsolescence, technical standards, and changes in market demand.

The estimated economic useful life of an asset is monitored to determine its appropriateness, especially in light of changed business circumstances. For example, technological advances, excessive wear and tear, or changes in customers' requirements may result in a shorter estimated useful life than originally anticipated. In these cases, the Company depreciates the remaining net book value over the new estimated remaining life, thereby increasing depreciation expense per year on a prospective basis. Likewise, if the estimated useful life is increased, the adjustment to the useful life decreases depreciation expense per year on a prospective basis. Changes in economic useful life assumptions did not have a material impact on the Company's reported results in 2009, 2008 or 2007.

Impairment of Long-Lived Assets

Property, Plant, and Equipment—The Company tests for impairment of PP&E whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. PP&E held for use in the Company's business is grouped for impairment testing at the lowest level for which cash flows can reasonably be identified, typically a geographic region. The Company evaluates the recoverability of property, plant, and equipment based on undiscounted projected cash flows, excluding interest and taxes. If an asset group is considered impaired, the impairment loss to be recognized is measured as the amount by which the asset group's carrying amount exceeds its fair value. PP&E held for sale is reported at the lower of carrying amount or fair value less cost to sell.

Impairment testing requires estimation of the fair value of PP&E based on the discounted value of projected future cash flows generated by the asset group. The assumptions underlying cash flow projections represent management's best estimates at the time of the impairment review. Factors that management must estimate include, among other things: industry and market conditions, sales volume and prices, production costs and inflation. Changes in key assumptions or actual conditions which differ from estimates could result in an impairment charge. The Company uses reasonable and supportable assumptions when performing impairment reviews and cannot predict the occurrence of future events and circumstances that could result in impairment charges.

In mid-2007, the Company began a strategic review of its global manufacturing footprint. As a result of this review, during 2007, 2008, and 2009, the Company recorded charges that included impairments of property, plant, and equipment across all segments including certain Retained Corporate Costs and Other activities. While the Company has concluded this strategic review of its manufacturing footprint, it is possible that the Company may conclude in the future that it will close or temporarily idle additional selected facilities or production lines and reduce headcount to increase operating performance and cash flows. As of December 31, 2009, no other decisions had been made and no events had occurred that would require an additional evaluation of possible impairment. For additional information on charges recorded in 2009, 2008 and 2007, see Note 16 to the Consolidated Financial Statements.

Goodwill—Goodwill at December 31, 2009 totaled $2,381.0 million, representing 27% of total assets. The Company evaluates goodwill annually (or more frequently if impairment indicators arise) for impairment. The Company conducts its evaluation as of October 1 of each year. Goodwill impairment testing is performed using the business enterprise value ("BEV") of each reporting unit which is calculated as of a measurement date by determining the present value of debt-free, after-tax projected future cash flows, discounted at the weighted average cost of capital of a hypothetical third party buyer. This BEV is then compared to the book value of each reporting unit as of the measurement date to assess whether an impairment of goodwill may exist.

During the fourth quarter of 2009, the Company completed its annual testing and determined that no impairment of goodwill existed.

The testing performed as of October 1, 2009, indicated a significant excess of BEV over book value for each unit. If the Company's projected future cash flows were substantially lower, or if the assumed weighted average cost of capital was substantially higher, the testing performed as of October 1, 2009, may have indicated an impairment of one or more of the Company's reporting units and, as a result, the related goodwill may also have been impaired. However, less significant changes in projected future cash flows or the assumed weighted average cost of capital would not have indicated an impairment. For example, if projected future cash flows had been decreased by 5%, or if the weighted average cost of capital had been increased by 5%, or both, the resulting lower BEV's would still have exceeded the book value of each reporting unit by a significant margin.

The Company will monitor conditions throughout 2010 that might significantly affect the projections and variables used in the impairment test to determine if a review prior to October 1 may be appropriate. If the results of impairment testing confirm that a write down of goodwill is necessary, then the Company will record a charge in the fourth quarter of 2010, or earlier if appropriate. In the event the Company would be required to record a significant write down of goodwill, the charge would have a material adverse effect on reported results of operations and net worth.

Other Long-Lived Assets—Other long-lived assets include, among others, equity investments and repair parts inventories. The Company's equity investments are non-publicly traded ventures with other companies in businesses related to those of the Company. Equity investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable. In the event that a decline in fair value of an investment occurs, and the decline in value is considered to be other than temporary, an impairment loss is recognized. Summarized financial information of equity affiliates is included in Note 5 to the Consolidated Financial Statements. During 2007 and 2008, the Company recorded charges that included impairments of an equity investment. For additional information on these charges, see Note 15 to the Consolidated Financial Statements.

The Company carries a significant amount of repair parts inventories in order to provide a dependable supply of quality parts for servicing the Company's PP&E, particularly its glass melting furnaces and forming machines. The Company evaluates the recoverability of repair parts inventories based on undiscounted projected cash flows, excluding interest and taxes, when factors indicate that impairment may exist. If impairment exists, the repair parts are written down to fair value. The Company continually monitors the carrying value of repair parts for recoverability, especially in light of changing business circumstances. For example, technological advances related to, and changes in, the estimated future demand for products produced on the equipment to which the repair parts relate may make the repair parts obsolete. In these circumstances, the Company writes down the repair parts to fair value.

Pension Benefit Plans

Significant Estimates—The determination of pension obligations and the related pension expense or credits to operations involves significant estimates. The most significant estimates are the discount rate used to calculate the actuarial present value of benefit obligations and the expected long-term rate of return on plan assets. The Company uses discount rates based on yields of high quality fixed rate debt securities at the end of the year. At December 31, 2009, the weighted average discount rate for all plans was 5.76%. The Company uses an expected long-term rate of return on assets that is based on both past performance of the various plans' assets and estimated future performance of the assets. Due to the nature of the plans' assets and the volatility of debt and equity markets, actual returns may vary significantly from year to year. The Company refers to average historical returns over longer periods (up to 10 years) in determining its expected rates of return because short-term fluctuations in market values do not reflect the rates of return the Company expects to achieve based upon its long-term investing strategy. For purposes of determining pension charges and credits in 2010, the Company's estimated weighted average expected long-term rate of return on plan assets is 7.6% compared to 7.6% in 2009. The Company recorded pension expense (income) from continuing operations of $41.3 million, $(24.3) million, and $3.4 million in 2009, 2008, and 2007, respectively, from its principal defined benefit pension plans. Pension expense for 2009 included a charge of $9.3 million for the settlement of pension liabilities related to previously closed facilities and $8.6 million for special termination benefits related to announced plant closures. The increase in pension expense in 2009 is principally a result of lower asset values in the U.S. plans at the beginning of 2009. Depending on currency translation rates, the Company expects to record approximately $75 million of pension expense for the full year of 2010.

Future effects on reported results of operations depend on economic conditions and investment performance. For example, a one-half percentage point change in the actuarial assumption regarding the expected return on assets would result in a change of approximately $18 million in the pretax pension amount for the full year 2010. In addition, changes in external factors, including the fair values of plan assets and the discount rates used to calculate plan liabilities, could have a significant effect on the recognition of funded status as described below.

Recognition of Funded Status—General accounting principles for pension benefit plans require employers to adjust the assets and liabilities related to defined benefit plans so that the amounts reflected on the balance sheet represent the overfunded or underfunded status of the plans. These funded status amounts are measured as the difference between the fair value of plan assets and actuarially calculated benefit obligations as of the balance sheet date. At December 31, 2009, the Accumulated Other Comprehensive Loss component of share owners' equity was decreased by $133.5 million ($119.1 million after tax attributable to non-U.S. pension plans) to reflect a net increase in the funded status of the Company's plans at that date.

Contingencies and Litigation

The Company believes that its ultimate asbestos-related liability (i.e., its indemnity payments or other claim disposition costs plus related legal fees) cannot reasonably be estimated. The Company's ability reasonably to estimate its liability has been significantly affected by the volatility of asbestos-related litigation in the United States, the inherent uncertainty of future disease incidence and claiming patterns, the expanding list of non-traditional defendants that have been sued in this litigation and found liable for substantial damage awards, the use of mass litigation screenings to generate new lawsuits, the large number of claims asserted or filed by parties who claim prior exposure to asbestos materials but have no present physical impairment as a result of such exposure, and the significant number of co-defendants that have filed for bankruptcy. The Company continues to monitor trends that may affect its ultimate liability and continues to analyze the developments and variables affecting or likely to affect the resolution of pending and future asbestos claims against the Company.

The Company conducts a comprehensive review of its asbestos-related liabilities and costs annually in connection with finalizing and reporting its annual results of operations, unless significant changes in trends or new developments warrant an earlier review. If the results of an annual comprehensive review indicate that the existing amount of the accrued liability is insufficient to cover its estimated future asbestos-related costs, then the Company will record an appropriate charge to increase the accrued liability. The Company believes that a reasonable estimation of the probable amount of the liability for claims not yet asserted against the Company is not possible beyond a period of several years. Therefore, while the results of future annual comprehensive reviews cannot be determined, the Company expects the addition of one year to the estimation period will result in an annual charge.

In the fourth quarter of 2009, the Company recorded a charge of $180.0 million (pretax and after tax) to increase its accrued liability for asbestos-related costs. This amount was lower than the 2008 charge of $250.0 million. The factors and developments that particularly affected the determination of the amount of this increase in the accrual included the following: (i) the rates and average disposition costs of filings against the Company; (ii) the continuing evidence of irregularities associated with mass litigation screenings; (iii) the Company's successful litigation record; (iv) legislative developments and court rulings in several states; and (v) the impact these and other factors had on the Company's valuation of existing and future claims.

The Company's estimates are based on a number of factors as described further in Note 18 to the Consolidated Financial Statements.

Income Taxes

The Company accounts for income taxes as required by general accounting principles under which deferred tax assets and liabilities are recognized for the tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities measured using enacted tax rates.

Management judgment is required in determining income tax expense and the related balance sheet amounts. In addition, judgments are required concerning the ultimate outcome of uncertain income tax positions. Actual income taxes paid may vary from estimates, depending upon changes in income tax laws, actual results of operations, and the final audit of tax returns by taxing authorities. Tax assessments may arise several years after tax returns have been filed. During 2009, the Company's estimated unrecognized tax benefits increased by $16.0 million related to tax positions taken in prior years in non-U.S. jurisdictions.

Deferred tax assets are also recorded for operating losses and tax credit carryforwards. However, a valuation allowance is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized. This assessment is dependent upon projected profitability including the effects of tax planning. Deferred tax assets and liabilities are determined separately for each tax jurisdiction in which the Company conducts its operations or otherwise incurs taxable income or losses. In the U.S., the Company has recorded significant deferred tax assets, the largest of which relate to foreign and other tax credits which amounted to $329.7 million at December 31, 2009, the accrued liability for asbestos-related costs which amounted to $169.8 million at December 31, 2009 that are not deductible until paid and the pension liability which amounted to $82.0 million at December 31, 2009. The deferred tax assets are partially offset by deferred tax liabilities, the most significant of which relate to accelerated depreciation. The Company has recorded a valuation allowance for the portion of U.S. deferred tax assets not offset by deferred tax liabilities.

ITEM 7A. QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

Market risks relating to the Company's operations result primarily from fluctuations in foreign currency exchange rates, changes in interest rates, and changes in commodity prices, principally energy and soda ash. The Company uses certain derivative instruments to mitigate a portion of the risk associated with changing foreign currency exchange rates and fluctuating energy prices. These instruments carry varying degrees of counterparty credit risk. To mitigate this risk, the Company has established limits on the exposure with individual counterparties and the Company regularly monitors these exposures. Substantially all of these exposures are with counterparties that are rated single-A or above.

Foreign Currency Exchange Rate Risk

Earnings of operations outside the United States

A substantial portion of the Company's operations are conducted by subsidiaries outside the U.S. The primary international markets served by the Company's subsidiaries are in Canada, Australia, China, South America (principally Colombia, Brazil and Venezuela), and Europe (principally Italy, France, The Netherlands, Germany, the United Kingdom, Spain, and Poland). In general, revenues earned and costs incurred by the Company's major international operations are denominated in their respective local currencies. Consequently, the Company's reported financial results could be affected by factors such as changes in foreign currency exchange rates or highly inflationary economic conditions in the international markets in which the Company's subsidiaries operate. When the U.S. dollar strengthens against foreign currencies, the reported U.S. dollar value of local currency earnings generally decreases; when the U.S. dollar weakens against foreign currencies, the reported U.S. dollar value of local currency earnings generally increases. For the years ended December 31, 2009, 2008 and 2007, the Company did not have any significant foreign subsidiaries whose functional currency was the

U.S. dollar. However, beginning January 1, 2010, the Company's subsidiaries in Venezuela will be considered to be operating in a highly inflationary economy and the Company will be required to adopt the U.S. dollar as the functional currency for its subsidiaries in that country. The Company does not hedge the foreign currency exchange rate risk related to earnings of operations outside the United States.

In Venezuela, where currency restrictions have been in effect for a number of years, the government controls all exchanges of bolivars into U.S. dollars at the official rate, which, as of December 31, 2009, had remained fixed at 2.15 bolivars to the U.S dollar since early 2005. In 2009, increased restrictions in the currency exchange process, combined with a general decline in economic conditions in Venezuela, contributed to a growing shortage of U.S. dollars available for exchange at the official rate. In addition, inflation in Venezuela has continued at an accelerated rate, and, beginning January 1, 2010, Venezuela's economy will be considered highly inflationary. For accounting purposes, an economy is deemed to be highly inflationary when the three-year cumulative rate of inflation exceeds 100%. Due to currency restrictions in place in Venezuela, the Company adopted the market-driven parallel exchange rate as of December 31, 2009 for translation purposes, and expects to use the parallel market rate to remeasure its financial statements under a highly-inflationary basis of accounting. This will have an adverse impact on the reported results of the Company's Venezuelan operations, which represented approximately 40% of the South American Segment's operating profit for 2009, including the $28.0 million foreign exchange losses recognized in 2009 to exchange bolivars into U.S. dollars in the parallel market. In addition, monetary assets (such as cash and receivables) and monetary liabilities (such as payables and accruals) will be remeasured at the end of each reporting period using the parallel market rate at that date. Because the parallel market rate is subject to fluctuation, such remeasurement will increase the volatility of reported results of operations. See Note 22 to the Consolidated Financial Statements for more information.

Borrowings not denominated in the functional currency

Because the Company's subsidiaries operate within their local economic environment, the Company believes it is appropriate to finance those operations with borrowings denominated in the local currency to the extent practicable where debt financing is desirable or necessary. Considerations which influence the amount of such borrowings include long- and short-term business plans, tax implications, and the availability of borrowings with acceptable interest rates and terms. In those countries where the local currency is the designated functional currency, this strategy mitigates the risk of reported losses or gains in the event the foreign currency strengthens or weakens against the U.S. dollar. In those countries where the U.S. dollar is the designated functional currency, however, local currency borrowings expose the Company to reported losses or gains in the event the foreign currency strengthens or weakens against the U.S. dollar.

Available excess funds of a subsidiary may be redeployed through intercompany loans to other subsidiaries for debt repayment, capital investment, or other cash requirements. Generally, each intercompany loan is denominated in the lender's local currency giving rise to foreign currency exchange rate risk for the borrower. To mitigate this risk, the borrower generally enters into a forward exchange contract which effectively swaps the intercompany loan and related interest to its local currency.

The Company believes the near term exposure to foreign currency exchange rate risk of its foreign currency risk sensitive instruments was not material at December 31, 2009 and 2008.

Interest Rate Risk

The Company's interest expense is most sensitive to changes in the general level of U.S. interest rates applicable to its U.S. dollar indebtedness. The Company's interest rate risk management objective is to limit the impact of interest rate changes on net income and cash flow, while minimizing interest payments and expense. To achieve this objective, the Company regularly evaluates its mix of fixed and floating-rate debt, and, from time to time, may enter into interest rate swap agreements.

The following table provides information about the Company's interest rate sensitivity related to its significant debt obligations at December 31, 2009. The table presents principal cash flows and related weighted-average interest rates by expected maturity date.

(dollars in millions)	2010	2011	2012	2013	2014	Thereafter	Total	Fair Value at 12/31/2009
Long-term debt at variable rate:								
Principal by expected maturity	$ 21.4	$ 136.1	$ 165.4	$ 471.9	$ 11.7	$ 22.2	$ 828.7	$ 828.7
Avg. principal outstanding	818.0	739.3	588.5	269.9	28.1	11.1		
Avg. interest rate	2.40%	2.40%	2.40%	2.40%	2.40%	2.40%		
Long-term debt at fixed rate:								
Principal by expected maturity	$ 28.1			$ 450.0	$ 724.7	$1,282.9	$2,485.7	$2,518.5
Avg. principal outstanding	2,468.1	$2,457.6	$2,457.6	2,176.4	1,282.9	1,282.9		
Avg. interest rate	7.33%	7.30%	7.30%	7.11%	7.35%	7.35%		

The Company believes the near term exposure to interest rate risk of its debt obligations has not changed materially since December 31, 2008.

Commodity Price Risk

The Company has exposure to commodity price risk, principally related to energy. The Company mitigates a portion of this risk by passing commodity cost changes through to customers. In addition, the Company enters into commodity futures contracts related to forecasted natural gas requirements, the objectives of which are to limit the effects of fluctuations in the future market price paid for natural gas and the related volatility in cash flows. The Company continually evaluates the natural gas market with respect to its forecasted usage requirements over the next twelve to twenty-four months and periodically enters into commodity futures contracts in order to hedge a portion of its usage requirements over that period. At December 31, 2009, the Company had entered into commodity futures contracts covering approximately 4,800,000 MM BTUs over that period.

The Company believes the near term exposure to commodity price risk of its commodity futures contracts was not material at December 31, 2009.

Forward Looking Statements

This document contains "forward looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933. Forward-looking statements reflect the Company's current expectations and projections about future events at the time, and thus involve uncertainty and risk. It is possible the Company's future financial performance may differ from expectations due to a variety of factors including, but not limited to the following: (1) foreign currency fluctuations relative to the U.S. dollar, (2) changes in capital availability or cost, including interest rate fluctuations, (3) the general political, economic and competitive conditions in markets and countries where the Company has its operations, including disruptions in capital markets, disruptions in the supply chain, competitive pricing pressures, inflation or deflation, and changes in tax rates and laws, (4) consumer preferences for alternative forms of packaging, (5) fluctuations in raw material and labor costs, (6) availability of raw materials, (7) costs and availability of energy, (8) transportation costs, (9) the ability of the Company to raise selling prices commensurate with energy and other cost increases, (10) consolidation among competitors and customers, (11) the ability of the Company to integrate operations of acquired businesses and achieve expected synergies, (12) unanticipated expenditures with respect to environmental, safety and health laws, (13) the performance by customers of their obligations under purchase agreements, and (14) the timing and occurrence of events which are beyond the control of the Company, including events related to asbestos-related claims. It is not possible to foresee or identify all such factors. Any forward looking statements in this document are based on certain assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions, expected future developments, and other factors it believes are appropriate in the circumstances. Forward-looking statements are not a guarantee of future performance and actual results or developments may differ materially from expectations. While the Company continually reviews trends and uncertainties affecting the Company's results of operations and financial condition, the Company does not assume any obligation to update or supplement any particular forward looking statements contained in this document.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Share Owners of
Owens-Illinois, Inc.

We have audited the accompanying consolidated balance sheets of Owens-Illinois, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of results of operations, share owners' equity, and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Owens-Illinois, Inc. and subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Owens-Illinois, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 10, 2010 expressed an unqualified opinion thereon.

As discussed in Note 1 to the consolidated financial statements, the accompanying consolidated financial statements have been retrospectively adjusted for the adoption of a new accounting standard which changed the presentation of noncontrolling interests in subsidiaries. Also, as discussed in Note 2, there have been retrospective adjustments relating to the adoption of a new accounting standard which addresses whether instruments granted in share-based payment awards are participating securities prior to vesting and, therefore, must be included in earnings per share.

/s/ Ernst & Young LLP

Toledo, Ohio
February 10, 2010

CONSOLIDATED RESULTS OF OPERATIONS Owens-Illinois, Inc.

Dollars in millions, except per share amounts

Years ended December 31,	2009	2008	2007
Net sales	$ 7,066.5	$ 7,884.7	$ 7,566.7
Manufacturing, shipping, and delivery	(5,582.6)	(6,208.1)	(5,971.4)
Gross profit	1,483.9	1,676.6	1,595.3
Selling and administrative expense	(506.4)	(511.9)	(520.6)
Research, development, and engineering expense	(58.8)	(66.6)	(65.8)
Interest expense	(221.7)	(253.0)	(348.6)
Interest income	28.6	38.6	42.3
Equity earnings	52.6	50.8	34.1
Royalties and net technical assistance	12.9	18.6	19.7
Other income	11.2	9.5	16.4
Other expense	(477.0)	(404.2)	(266.2)
Earnings from continuing operations before income taxes	325.3	558.4	506.6
Provision for income taxes	(127.5)	(236.7)	(147.8)
Earnings from continuing operations	197.8	321.7	358.8
Net earnings of discontinued operations			3.0
Gain on sale of discontinued operations		6.8	1,038.5
Net earnings	197.8	328.5	1,400.3
Net earnings attributable to noncontrolling interests	(36.0)	(70.2)	(59.7)
Net earnings attributable to the Company	$ 161.8	$ 258.3	$ 1,340.6
Convertible preferred stock dividends		(5.4)	(21.5)
Earnings available to common share owners	$ 161.8	$ 252.9	$ 1,319.1
Amounts attributable to the Company:			
Earnings from continuing operations	$ 161.8	$ 251.5	$ 299.3
Net earnings of discontinued operations			2.8
Gain on sale of discontinued operations		6.8	1,038.5
Net earnings	$ 161.8	$ 258.3	$ 1,340.6
Basic earnings per share:			
Earnings from continuing operations	$ 0.96	$ 1.49	$ 1.78
Net earnings of discontinued operations			0.02
Gain on sale of discontinued operations		0.04	6.66
Net earnings	$ 0.96	$ 1.53	$ 8.46
Diluted earnings per share:			
Earnings from continuing operations	$ 0.95	$ 1.48	$ 1.78
Net earnings of discontinued operations			0.02
Gain on sale of discontinued operations		0.04	6.19
Net earnings	$ 0.95	$ 1.52	$ 7.99

See accompanying Notes to the Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS Owens-Illinois, Inc.

Dollars in millions

December 31,	2009	2008
Assets		
Current assets:		
Cash, including time deposits of $561.4 ($307.5 in 2008)	$ 811.7	$ 379.5
Short-term investments	0.9	25.0
Receivables, less allowances of $36.5 ($39.7 in 2008) for losses and discounts	1,004.2	988.8
Inventories	900.3	999.5
Prepaid expenses	79.6	51.9
Total current assets	2,796.7	2,444.7
Other assets:		
Equity investments	114.3	101.7
Repair parts inventories	125.1	132.5
Prepaid pension	46.3	
Deposits, receivables, and other assets	521.7	444.5
Goodwill	2,381.0	2,207.5
Total other assets	3,188.4	2,886.2
Property, plant, and equipment:		
Land, at cost	248.5	248.1
Buildings and equipment, at cost:		
Buildings and building equipment	1,175.8	1,078.4
Factory machinery and equipment	4,771.6	4,345.3
Transportation, office, and miscellaneous equipment	131.1	114.6
Construction in progress	291.9	196.7
	6,618.9	5,983.1
Less accumulated depreciation	3,876.6	3,337.5
Net property, plant, and equipment	2,742.3	2,645.6
Total assets	$8,727.4	$7,976.5

CONSOLIDATED BALANCE SHEETS Owens-Illinois, Inc. (Continued)

Dollars in millions, except per share amounts

December 31,	2009	2008
Liabilities and Share Owners' Equity		
Current liabilities:		
Short-term loans	$ 302.3	$ 375.6
Accounts payable	863.2	838.2
Salaries and wages	170.8	141.6
U.S. and foreign income taxes	39.8	78.7
Current portion of asbestos-related liabilities	175.0	175.0
Other accrued liabilities	433.5	376.0
Long-term debt due within one year	49.7	18.2
Total current liabilities	2,034.3	2,003.3
Long-term debt	3,257.5	2,940.3
Deferred taxes	186.3	77.6
Pension benefits	577.6	741.8
Nonpension postretirement benefits	266.7	239.7
Other liabilities	358.5	360.1
Asbestos-related liabilities	310.1	320.3
Commitments and contingencies		
Share owners' equity:		
The Company's share owners' equity:		
Common stock, par value $.01 per share, 250,000,000 shares authorized, 179,923,309 and 178,705,817 shares issued and outstanding, respectively	1.8	1.8
Capital in excess of par value	2,941.9	2,913.3
Treasury stock, at cost 11,322,544 and 11,556,341 shares, respectively	(217.1)	(221.5)
Retained earnings (deficit)	129.4	(32.4)
Accumulated other comprehensive loss	(1,317.8)	(1,620.6)
Total share owners' equity of the Company	1,538.2	1,040.6
Noncontrolling interests	198.2	252.8
Total share owners' equity	1,736.4	1,293.4
Total liabilities and share owners' equity	$ 8,727.4	$ 7,976.5

See accompanying Notes to the Consolidated Financial Statements.

CONSOLIDATED SHARE OWNERS' EQUITY Owens-Illinois, Inc.

Dollars in millions

	Total Share Owners' Equity	Share Owners' Equity of the Company: Convertible Preferred Stock, Common Stock, Capital in Excess of Par Value, and Treasury Stock	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Non-controlling Interests
Balance on January 1, 2007	$ 563.3	$2,555.3	$(1,604.4)	$ (594.2)	$206.6
Issuance of common stock	90.5	90.5			
Reissuance of common stock	3.8	3.8			
Comprehensive income:					
Net earnings	1,400.3		1,340.6		59.7
Foreign currency translation adjustments	339.3			325.3	14.0
Pension and other postretirement benefit adjustments, net of tax	63.8			63.8	
Change in fair value of derivative instruments, net of tax	28.2			28.2	
Total comprehensive income	1,831.6				
Dividends paid to noncontrolling interests on subsidiary common stock	(28.6)				(28.6)
Dividends paid on convertible preferred stock	(21.5)		(21.5)		
Balance on December 31, 2007	$ 2,439.1	$2,649.6	$ (285.3)	$ (176.9)	$251.7
Issuance of common stock	40.9	40.9			
Reissuance of common stock	3.1	3.1			
Comprehensive income:					
Net earnings	328.5		258.3		70.2
Foreign currency translation adjustments	(451.4)			(431.9)	(19.5)
Pension and other postretirement benefit adjustments, net of tax	(978.9)			(978.9)	
Change in fair value of derivative instruments, net of tax	(32.9)			(32.9)	
Total comprehensive loss	(1,134.7)				
Dividends paid to noncontrolling interests on subsidiary common stock	(49.6)				(49.6)
Dividends paid on convertible preferred stock	(5.4)		(5.4)		
Balance on December 31, 2008	$ 1,293.4	$2,693.6	$ (32.4)	$(1,620.6)	$252.8
Issuance of common stock	27.2	27.2			
Reissuance of common stock	5.8	5.8			
Comprehensive income:					
Net earnings	197.8		161.8		36.0
Foreign currency translation adjustments	200.5			228.9	(28.4)
Pension and other postretirement benefit adjustments, net of tax	50.4			50.4	
Change in fair value of derivative instruments, net of tax	23.5			23.5	
Total comprehensive income	472.2				
Dividends paid to noncontrolling interests on subsidiary common stock	(62.2)				(62.2)
Balance on December 31, 2009	$ 1,736.4	$2,726.6	$ 129.4	$(1,317.8)	$198.2

See accompanying Notes to the Consolidated Financial Statements.

CONSOLIDATED CASH FLOWS Owens-Illinois, Inc.

Dollars in millions

Years ended December 31,	2009	2008	2007
Operating activities:			
Net earnings	$ 197.8	$ 328.5	$ 1,400.3
Net earnings attributable to noncontrolling interests	(36.0)	(70.2)	(59.7)
Net earnings of discontinued operations			(2.8)
Gain on sale of discontinued operations		(6.8)	(1,038.5)
Non-cash charges (credits):			
Depreciation	374.8	431.0	423.4
Amortization of intangibles and other deferred items	21.1	28.9	28.9
Amortization of finance fees and debt discount	10.4	7.9	8.6
Deferred tax provision	51.9	21.0	3.2
Non-cash tax benefit	(47.9)		
Restructuring and asset impairment	213.6	133.3	100.3
Future asbestos-related costs	180.0	250.0	115.0
Other	107.2	140.0	78.7
Asbestos-related payments	(190.3)	(210.2)	(347.1)
Cash paid for restructuring activities	(68.3)	(48.9)	(17.8)
Change in non-current operating assets	21.3	1.4	(7.4)
Reduction of non-current liabilities	(178.9)	(90.1)	(67.6)
Change in components of working capital	143.3	(158.6)	36.2
Cash provided by continuing operating activities	800.0	757.2	653.7
Cash provided by discontinued operating activities			11.3
Total cash provided by operating activities	800.0	757.2	665.0
Investing activities:			
Additions to property, plant, and equipment—continuing	(427.6)	(361.7)	(292.5)
Additions to property, plant, and equipment—discontinued			(23.3)
Acquisitions, net of cash acquired	(5.4)		(9.8)
Advances to equity affiliate—net	1.6	(1.6)	
Net cash proceeds from divestitures and other	13.4	(13.9)	1,770.0
Cash provided by (utilized in) investing activities	(418.0)	(377.2)	1,444.4
Financing activities:			
Additions to long-term debt	1,080.1	686.4	406.4
Repayments of long-term debt	(831.6)	(945.4)	(2,393.2)
Decrease in short-term loans	(79.4)	(20.6)	(21.5)
Net receipts (payments) for hedging activity	14.3	(45.2)	5.7
Payment of finance fees	(14.0)		(6.3)
Dividends paid to noncontrolling interests	(62.2)	(49.6)	(28.6)
Convertible preferred stock dividends		(5.4)	(21.5)
Issuance of common stock	7.0	14.5	62.8
Cash utilized in financing activities	114.2	(365.3)	(1,996.2)
Effect of exchange rate fluctuations on cash	(64.0)	(22.9)	51.8
Increase (decrease) in cash	432.2	(8.2)	165.0
Cash at beginning of year	379.5	387.7	222.7
Cash at end of year	$ 811.7	$ 379.5	$ 387.7

See accompanying Notes to the Consolidated Financial Statements.

Tabular data dollars in millions, except share and per share amounts

1. Significant Accounting Policies

Basis of Consolidated Statements The consolidated financial statements of Owens-Illinois, Inc. ("Company") include the accounts of its subsidiaries. Newly acquired subsidiaries have been included in the consolidated financial statements from dates of acquisition.

The Company uses the equity method of accounting for investments in which it has a significant ownership interest, generally 20% to 50%. Other investments are accounted for at cost. The Company monitors other than temporary declines in fair value and records reductions in carrying values when appropriate.

Results of operations for the plastics packaging business sold during 2007 have been presented as a discontinued operation. The format of the Company's 2007 consolidated income statements has been reclassified to conform to the presentation used in the current period. The individual captions within the financial statements did not change.

The format of the Company's consolidated cash flows for the years ended December 31, 2008 and 2007 has been reclassified to conform to the 2009 presentation. Amounts related to cash paid for restructuring activities have been reclassified from changes in working capital and non-current liabilities and are now shown separately.

The Company has evaluated subsequent events through February 10, 2010, the date the financial statements were issued.

Newly Adopted Financial Statement Pronouncements Effective January 1, 2009, the Company adopted the provisions of a new accounting standard which changed the presentation of noncontrolling interests in subsidiaries. The format of the Company's consolidated results of operations, consolidated share owners' equity, and consolidated cash flows for the years ended December 31, 2008 and 2007, and consolidated balance sheet at December 31, 2008 have been reclassified to conform to the new presentation which is required to be applied retrospectively.

Effective January 1, 2009, the Company adopted the provisions of a new accounting standard which required the Company to allocate earnings to unvested restricted shares outstanding during the period. Earnings per share for the years ended December 31, 2008 and 2007 were restated in accordance with the new provisions which are required to be applied retrospectively.

Nature of Operations The Company is a leading manufacturer of glass container products. The Company's principal product lines are glass containers for the food and beverage industries. The Company has glass container operations located in 21 countries. The principal markets and operations for the Company's products are in Europe, North America, South America, and Australia.

Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to make estimates and assumptions that affect certain amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates, at which time the Company would revise its estimates accordingly. For further information on certain of the Company's significant estimates relative to contingent liabilities, see Note 18.

1. Significant Accounting Policies (Continued)

Cash The Company defines "cash" as cash and time deposits with maturities of three months or less when purchased. Outstanding checks in excess of funds on deposit are included in accounts payable.

Fair Value Measurements Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. Generally accepted accounting principles defined a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs for which there is little or no market data, which requires the Company to develop assumptions.

The carrying amounts reported for cash, short-term investments and short-term loans approximate fair value. In addition, carrying amounts approximate fair value for certain long-term debt obligations subject to frequently redetermined interest rates. Fair values for the Company's significant fixed rate debt obligations are generally based on published market quotations.

The Company's derivative assets and liabilities consist of interest rate swaps, natural gas forwards, and foreign exchange option and forward contracts. The Company uses an income approach to valuing these contracts. Interest rate yield curves, natural gas forward rates, and foreign exchange rates are the significant inputs into the valuation models. These inputs are observable in active markets over the terms of the instruments the Company holds, and accordingly, the Company classifies its derivative assets and liabilities as Level 2 in the hierarchy. The Company also evaluates counterparty risk in determining fair values.

Derivative Instruments The Company uses currency swaps, interest rate swaps, options, and commodity futures contracts to manage risks generally associated with foreign exchange rate, interest rate and commodity market volatility. Derivative financial instruments are included on the balance sheet at fair value. Whenever possible, derivative instruments are designated as and are effective as hedges, in accordance with accounting principles generally accepted in the United States. If the underlying hedged transaction ceases to exist, all changes in fair value of the related derivatives that have not been settled are recognized in current earnings. The Company does not enter into derivative financial instruments for trading purposes and is not a party to leveraged derivatives. Cash flows from fair value hedges of debt and short-term forward exchange contracts are classified as a financing activity. Cash flows of currency swaps, interest rate swaps, and commodity futures contracts are classified as operating activities. See Note 9 for additional information related to derivative instruments.

Inventory Valuation The Company values most U.S. inventories at the lower of last-in, first-out (LIFO) cost or market. Other inventories are valued at the lower of standard costs (which approximate average costs) or market.

1. Significant Accounting Policies (Continued)

Goodwill Goodwill represents the excess of cost over fair value of assets of businesses acquired. Goodwill is evaluated annually, as of October 1, for impairment or more frequently if an impairment indicator exists.

Intangible Assets and Other Long-Lived Assets Intangible assets are amortized over the expected useful life of the asset. Amortization expense directly attributed to the manufacturing of the Company's products is included in manufacturing, shipping, and delivery. Amortization expense related to non-manufacturing activities is included in selling and administrative and other. The Company evaluates the recoverability of intangible assets and other long-lived assets based on undiscounted projected cash flows, excluding interest and taxes, when factors indicate that impairment may exist. If impairment exists, the asset is written down to fair value.

Property, Plant, and Equipment Property, plant, and equipment ("PP&E") is carried at cost and includes expenditures for new facilities and equipment and those costs which substantially increase the useful lives or capacity of existing PP&E. In general, depreciation is computed using the straight-line method and recorded over the estimated useful life of the asset. Factory machinery and equipment is depreciated over periods ranging from 5 to 25 years with the majority of such assets (principally glass-melting furnaces and forming machines) depreciated over 7-15 years. Buildings and building equipment are depreciated over periods ranging from 10 to 50 years. Depreciation expense directly attributed to the manufacturing of the Company's products is included in manufacturing, shipping, and delivery. Depreciation expense related to non-manufacturing activities is included in selling and administrative. Maintenance and repairs are expensed as incurred. Costs assigned to PP&E of acquired businesses are based on estimated fair values at the date of acquisition. The Company evaluates the recoverability of property, plant, and equipment based on undiscounted projected cash flows, excluding interest and taxes, when factors indicate that impairment may exist. If impairment exists, the asset is written down to fair value.

Revenue Recognition The Company recognizes sales, net of estimated discounts and allowances, when the title to the products and risk of loss are transferred to customers. Provisions for rebates to customers are provided in the same period that the related sales are recorded.

Shipping and Handling Costs Shipping and handling costs are included with manufacturing, shipping, and delivery costs in the Consolidated Results of Operations.

Income Taxes on Undistributed Earnings In general, the Company plans to continue to reinvest the undistributed earnings of foreign subsidiaries and foreign corporate joint ventures accounted for by the equity method. Accordingly, taxes are provided only on that amount of undistributed earnings in excess of planned reinvestments.

Foreign Currency Translation The assets and liabilities of substantially all subsidiaries and associates are translated at current exchange rates and any related translation adjustments are recorded directly in share owners' equity.

Accounts Receivable Receivables are stated at amounts estimated by management to be the net realizable value. The Company charges off accounts receivable when it becomes apparent based upon age or customer circumstances that amounts will not be collected.

Tabular data dollars in millions, except share and per share amounts

1. Significant Accounting Policies (Continued)

Allowance for Doubtful Accounts The allowance for doubtful accounts is established through charges to the provision for bad debts. The Company evaluates the adequacy of the allowance for doubtful accounts on a periodic basis. The evaluation includes historical trends in collections and write-offs, management's judgment of the probability of collecting accounts and management's evaluation of business risk.

New Accounting Standards In June 2009, the FASB issued a new standard which amends certain guidance for determining whether an entity is a variable interest entity (VIE). An enterprise is required to perform an analysis to determine whether the Company's variable interests give it a controlling financial interest in a VIE. A company would be required to assess whether it has an implicit financial responsibility to ensure that a VIE operates as designed when determining whether it has the power to direct the activities of the VIE that most significantly impact the entity's economic performance. In addition, the new provisions require ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE. The new provisions are effective for financial statements issued for fiscal years beginning after November 15, 2009. The Company does not expect the adoption of this Statement to have an impact on its results of operations, financial position or cash flows.

Stock Options and Other Stock-Based Compensation The Company has five non-qualified plans, which are described more fully in Note 13. Costs resulting from all share-based payment transactions are required to be recognized in the financial statements. A public entity is required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized over the required service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the required service.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2009	2008	2007
Range of expected lives of options (years)	4.75	4.75	4.75
Range of expected stock price volatilities	42.0% - 52.0%	29.0% - 39.8%	37.1% - 40.0%
Weighted average expected stock price volatilities	46.3%	31.4%	39.9%
Range of risk-free interest rates	1.3% - 2.1%	1.5% - 3.7%	4.1% - 4.6%
Expected dividend yield	0.0%	0.0%	0.0%

The expected life of options is based on the assumption that, on average, options will be exercised at the mid-point between the vesting date and the expiration date. The expected stock price volatility is determined by reference to historical prices over a period equal to the expected life.

The fair value of other equity awards, consisting of restricted shares and performance vested restricted share units, is equal to the quoted market value at the time of grant.

Tabular data dollars in millions, except share and per share amounts

2. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share:

Years ended December 31,	2009	2008	2007
Numerator:			
Net earnings attributable to the Company	$ 161.8	$ 258.3	$ 1,340.6
Convertible preferred stock dividends		(5.4)	(21.5)
Net earnings attributable to participating securities	(0.6)	(2.6)	(13.9)
Numerator for basic earnings per share—income available to common share owners	$ 161.2	$ 250.3	$ 1,305.2
Denominator:			
Denominator for basic earnings per share—weighted average shares outstanding	167,687,408	163,177,874	154,215,269
Effect of dilutive securities:			
Convertible preferred stock		2,147,339	8,589,355
Stock options and other	2,852,282	4,352,076	4,962,683
Denominator for diluted earnings per share—adjusted weighted average shares and assumed exchanges of preferred stock for common stock	170,539,690	169,677,289	167,767,307
Basic earnings per share:			
Earnings from continuing operations	$ 0.96	$ 1.49	$ 1.78
Net earnings of discontinued operations			0.02
Gain on sale of discontinued operations		0.04	6.66
Net earnings	$ 0.96	$ 1.53	$ 8.46
Diluted earnings per share:			
Earnings from continuing operations	$ 0.95	$ 1.48	$ 1.78
Net earnings of discontinued operations			0.02
Gain on sale of discontinued operations		0.04	6.19
Net earnings	$ 0.95	$ 1.52	$ 7.99

The convertible preferred stock was included in the computation of diluted earnings per share for 2008, to the extent outstanding during 2008, and 2007 on an "if converted" basis since the result was dilutive. For purposes of this computation, the preferred stock dividends were not subtracted from the numerator. Options to purchase 994,834, 241,711, and 862,906 weighted average shares of common stock which were outstanding during 2009, 2008, and 2007, respectively, were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the common shares.

Effective January 1, 2009, the Company adopted the provisions of a new accounting standard, which addresses whether instruments granted in share-based payment awards are participating securities prior to vesting and, therefore, must be included in the earnings allocation in calculating earnings per share under the two-class method. The new provisions require that unvested share-based payment

Tabular data dollars in millions, except share and per share amounts

2. Earnings Per Share (Continued)

awards that contain non-forfeitable rights to dividends be treated as participating securities in calculating earnings per share. The Company was required to allocate earnings to unvested restricted shares outstanding during the period. Basic earnings per share for the years ended December 31, 2008 and 2007 were reduced by $0.02 and $0.09 per share, respectively, in accordance with the new provisions which require retrospective application. There was no impact on basic earnings per share for the year ended December 31, 2009 or diluted earnings per share in any period.

3. Supplemental Cash Flow Information

Changes in the components of working capital related to operations (net of the effects related to acquisitions and divestitures) were as follows:

	2009	2008	2007
Decrease (increase) in current assets:			
Receivables	$ (3.3)	$ 57.8	$(16.5)
Inventories	151.9	(74.1)	63.0
Prepaid expenses and other	(18.4)	35.2	(21.4)
Increase (decrease) in current liabilities:			
Accounts payable	32.6	(56.7)	(2.9)
Accrued liabilities	(17.7)	(52.9)	(63.2)
Salaries and wages	20.4	(37.2)	38.3
U.S. and foreign income taxes	(22.2)	(30.7)	24.5
	$143.3	$(158.6)	$ 21.8
Continuing operations	$143.3	$(158.6)	$ 36.2
Discontinued operations			(14.4)
	$143.3	$(158.6)	$ 21.8

Interest paid in cash, including note repurchase premiums in 2009 and 2007, aggregated $195.1 million for 2009, $251.9 million for 2008, and $452.4 million for 2007.

Income taxes paid (received) in cash were as follows:

	2009	2008	2007
Domestic	$ (1.7)	$ (1.2)	$ 31.8
Foreign	196.0	162.5	151.1
	$194.3	$161.3	$182.9

Tabular data dollars in millions, except share and per share amounts

4. Inventories

Major classes of inventory are as follows:

	2009	2008
Finished goods	$741.5	$831.7
Work in process	0.8	0.8
Raw materials	106.6	109.8
Operating supplies	51.4	57.2
	$900.3	$999.5

If the inventories which are valued on the LIFO method had been valued at standard costs, which approximate current costs, consolidated inventories would be higher than reported by $42.6 million and $32.5 million at December 31, 2009 and 2008, respectively.

Inventories which are valued at the lower of standard costs (which approximate average costs) or market at December 31, 2009 and 2008 were approximately $772.6 million and $861.7 million, respectively.

5. Equity Investments

Summarized information pertaining to the Company's equity associates follows:

	2009	2008
At end of year:		
Equity in undistributed earnings:		
Foreign	$44.5	$32.0
Domestic	25.8	19.6
Total	$70.3	$51.6

	2009	2008	2007
For the year:			
Equity in earnings:			
Foreign	$12.5	$14.1	$ 5.3
Domestic	40.1	36.7	28.8
Total	$52.6	$50.8	$34.1
Dividends received	$33.8	$24.5	$21.7

Tabular data dollars in millions, except share and per share amounts

5. Equity Investments (Continued)

Summarized combined financial information for equity associates is as follows:

	2009	2008
At end of year:		
Current assets	$218.0	$208.3
Non-current assets	314.1	325.9
Total assets	532.1	534.2
Current liabilities	138.5	167.5
Other liabilities and deferred items	145.9	137.9
Total liabilities and deferred items	284.4	305.4
Net assets	$247.7	$228.8

	2009	2008	2007(a)
For the year:			
Net sales	$548.6	$635.8	$535.9
Gross profit	$199.6	$227.5	$176.5
Net earnings	$158.0	$153.9	$112.4

(a) Amounts for 2007 exclude the Company's Caribbean investment due to the impairment recorded during 2007.

The Company's significant equity method investments include: (1) 50% of the common shares of Vetri Speciali SpA, a specialty glass manufacturer; (2) a 25% partnership interest in General Chemical Soda Ash (Partners), a soda ash supplier; and (3) a 50% partnership interest in Rocky Mountain Bottle Company, a glass container manufacturer.

Tabular data dollars in millions, except share and per share amounts

6. Debt

The following table summarizes the long-term debt of the Company at December 31, 2009 and 2008:

	2009	2008
Secured Credit Agreement:		
Revolving Credit Facility:		
Revolving Loans	$ —	$ 18.7
Term Loans:		
Term Loan A (160.0 million AUD at Dec. 31, 2009)	143.9	155.7
Term Loan B	189.5	191.5
Term Loan C (110.8 million CAD at Dec. 31, 2009)	105.4	90.9
Term Loan D (€189.5 million at Dec. 31, 2009)	273.5	269.6
Senior Notes:		
8.25%, due 2013	460.4	470.0
6.75%, due 2014	400.0	400.0
6.75%, due 2014 (€225 million)	324.7	316.8
7.375%, due 2016	582.1	
6.875%, due 2017 (€300 million)	432.9	422.4
Senior Debentures:		
7.50%, due 2010	28.3	259.5
7.80%, due 2018	250.0	250.0
Other	116.5	113.4
Total long-term debt	3,307.2	2,958.5
Less amounts due within one year	49.7	18.2
Long-term debt	$3,257.5	$2,940.3

On June 14, 2006, the Company's subsidiary borrowers entered into the Secured Credit Agreement (the "Agreement"). At December 31, 2009, the Agreement included a $900.0 million revolving credit facility, a 160.0 million Australian dollar term loan, and a 110.8 million Canadian dollar term loan, each of which has a final maturity date of June 15, 2012. It also included a $189.5 million term loan and a €189.5 million term loan, each of which has a final maturity date of June 14, 2013. During 2009, the Company's subsidiary borrowers repaid 65.0 million Australian dollars, $2.0 million and €2.0 million of term loans under the Agreement.

As a result of the 2008 bankruptcy of Lehman Brothers Holdings Inc. and several of its subsidiaries, the Company believes that the maximum amount available under the revolving credit facility was reduced by $32.3 million. After further deducting amounts attributable to letters of credit and overdraft facilities that are supported by the revolving credit facility, at December 31, 2009 the Company's subsidiary borrowers had unused credit of $760.0 million available under the Agreement.

The Agreement contains various covenants that restrict, among other things and subject to certain exceptions, the ability of the Company to incur certain liens, make certain investments and acquisitions, become liable under contingent obligations in certain defined instances only, make restricted junior payments, make certain asset sales within guidelines and limits, make capital expenditures beyond a

Tabular data dollars in millions, except share and per share amounts

6. Debt (Continued)

certain threshold, engage in material transactions with shareholders and affiliates, participate in sale and leaseback financing arrangements, alter its fundamental business, amend certain outstanding debt obligations, and prepay certain outstanding debt obligations.

The Agreement also contains one financial maintenance covenant, a Leverage Ratio, that requires the Company not to exceed a ratio calculated by dividing consolidated total debt, less cash and cash equivalents, by Consolidated Adjusted EBITDA, as defined in the Agreement. The Leverage Ratio could restrict the ability of the Company to undertake additional financing to the extent that such financing would cause the Leverage Ratio to exceed the specified maximum.

Failure to comply with these covenants and restrictions could result in an event of default under the Agreement. In such an event, the Company could not request borrowings under the revolving facility, and all amounts outstanding under the Agreement, together with accrued interest, could then be declared immediately due and payable. If an event of default occurs under the Agreement and the lenders cause all of the outstanding debt obligations under the Agreement to become due and payable, this would result in a default under a number of other outstanding debt securities and could lead to an acceleration of obligations related to these debt securities. A default or event of default under the Agreement, indentures or agreements governing other indebtedness could also lead to an acceleration of debt under other debt instruments that contain cross acceleration or cross-default provisions.

The leverage ratio also determines pricing under the Agreement. The interest rate on borrowings under the Agreement is, at the Company's option, the Base Rate or the Eurocurrency Rate, as defined in the Agreement. These rates include a margin linked to the leverage ratio and the borrowers' senior secured debt rating. The margins range from 0.875% to 1.75% for Eurocurrency Rate loans and from −0.125% to 0.75% for Base Rate loans. In addition, a facility fee is payable on the revolving credit facility commitments ranging from 0.20% to 0.50% per annum linked to the leverage ratio. The weighted average interest rate on borrowings outstanding under the Agreement at December 31, 2009 was 2.40%. As of December 31, 2009, the Company was in compliance with all covenants and restrictions in the Agreement. In addition, the Company believes that it will remain in compliance and that its ability to borrow funds under the Agreement will not be adversely affected by the covenants and restrictions.

Borrowings under the Agreement are secured by substantially all of the assets of the Company's domestic subsidiaries and certain foreign subsidiaries, which have a book value of approximately $2.7 billion. Borrowings are also secured by a pledge of intercompany debt and equity in most of the Company's domestic subsidiaries and stock of certain foreign subsidiaries. All borrowings under the agreement are guaranteed by substantially all domestic subsidiaries of the Company for the term of the Agreement.

During the second quarter of 2008, the Company used cash from operations and borrowings under the Agreement to retire $250 million principal amount of 7.35% Senior Notes which matured in May 2008.

During May 2009, a subsidiary of the Company issued senior notes with a face value of $600.0 million at 96.72% of face value for an effective interest rate of 8.00%. The notes bear interest at 7.375% and are due May 15, 2016. The notes are guaranteed by substantially all of the Company's domestic subsidiaries. The net proceeds, after deducting commissions and expenses from the notes,

Tabular data dollars in millions, except share and per share amounts

6. Debt (Continued)

approximated $568 million and were used to purchase in a tender offer $221.9 million of the $250 million principal amount of 7.50% Senior Debentures due May 2010 and to reduce borrowings under the revolving credit facility. The balance of the proceeds increased cash. As a part of the issuance of these notes and the related tender offer, the Company recorded additional interest charges in 2009 of $5.2 million for note repurchase premiums and the related write-off of unamortized finance fees, net of a gain from the termination of interest rate swap agreements related to the notes.

During October 2006, the Company entered into a European accounts receivable securitization program, which had a limit of €250 million at December 31, 2009. The program extends through October 2011, subject to annual renewal of backup credit lines. In addition, the Company participates in a receivables financing program in the Asia Pacific region with a revolving funding commitment of 89 million Australian dollars and 10 million New Zealand dollars that expire February 2010 and November 2010, respectively.

Information related to the Company's accounts receivable securitization program as of December 31, 2009 and 2008 is as follows:

	2009	2008
Balance (included in short-term loans)	$289.0	$293.7
Weighted average interest rate	2.52%	5.31%

The Company capitalized $16.8 million and $25.6 million in 2009 and 2008, respectively, under capital lease obligations with the related financing recorded as long term debt. These amounts are included in other in the long-term debt table above.

Annual maturities for all of the Company's long-term debt through 2014 are as follows: 2010, $49.7 million; 2011, $136.1 million; 2012, $165.4 million; 2013, $932.3 million; and 2014, $736.4 million.

Fair values at December 31, 2009, of the Company's significant fixed rate debt obligations were as follows:

	Principal Amount (millions of dollars)	Indicated Market Price	Fair Value (millions of dollars)
Senior Notes:			
8.25%, due 2013	$450.0	103.35	$465.1
6.75%, due 2014	400.0	102.25	409.0
6.75%, due 2014 (€225 million)	324.7	98.33	319.3
7.375%, due 2016	600.0	104.00	624.0
6.875%, due 2017 (€300 million)	432.9	96.97	419.8
Senior Debentures:			
7.50%, due 2010	28.1	100.40	28.2
7.80%, due 2018	250.0	101.25	253.1

Tabular data dollars in millions, except share and per share amounts

7. Operating Leases

Rent expense attributable to all warehouse, office buildings and equipment operating leases was $110.2 million in 2009, $98.9 million in 2008, and $92.8 million in 2007. Minimum future rentals under operating leases are as follows: 2010, $60.8 million; 2011, $45.2 million; 2012, $32.6 million; 2013, $22.3 million; 2014, $14.5 million; and 2015 and thereafter, $23.6 million.

8. Foreign Currency Transactions

Aggregate foreign currency exchange gains (losses) included in other expense were $(29.2) million in 2009, $0.6 million in 2008, and $(8.1) million in 2007.

During 2009, the Company entered into a series of parallel market transactions to exchange Venezuelan bolivars into U.S. dollars. In the parallel market, bolivars were valued significantly lower than the official government rate, giving rise to exchange losses from such transactions. As a result, the Company recognized foreign currency exchange losses of $28.0 million for the year.

9. Derivative Instruments

The Company has certain derivative assets and liabilities which consist of interest rate swaps, natural gas forwards, and foreign exchange option and forward contracts. The Company records derivative assets and liabilities at fair value and classifies them as "Level 2" in the fair value hierarchy.

Interest Rate Swaps Designated as Fair Value Hedges

In the fourth quarter of 2003 and the first quarter of 2004, the Company entered into a series of interest rate swap agreements with a total notional amount of $700 million that were to mature in 2010 and 2013. The swaps were executed in order to: (i) convert a portion of the senior notes and senior debentures fixed-rate debt into floating-rate debt; (ii) maintain a capital structure containing appropriate amounts of fixed and floating-rate debt; and (iii) reduce net interest payments and expense in the near-term.

The Company's fixed-to-floating interest rate swaps were accounted for as fair value hedges. Because the relevant terms of the swap agreements matched the corresponding terms of the notes, there was no hedge ineffectiveness. Accordingly, the Company recorded the net of the fair market values of the swaps as a long-term asset (liability) along with a corresponding net increase (decrease) in the carrying value of the hedged debt.

For derivative instruments that are designated and qualify as fair value hedges, the change in the fair value of the derivative instrument related to the future cash flows (gain or loss on the derivative) as well as the offsetting change in the fair value of the hedged item attributable to the hedged risk are recognized in current earnings. The Company includes the gain or loss on the hedged items (i.e. long-term debt) in the same line item (interest expense) as the offsetting loss or gain on the related interest rate swaps.

During the second quarter of 2009, the Company completed a tender offer for its $250 million senior debentures due 2010. As a result of the tender offer, the Company extinguished $221.9 million of the senior debentures and terminated the related interest rate swap agreements for proceeds of $5.0 million. The Company recognized $4.4 million of the proceeds as a reduction of interest expense

Tabular data dollars in millions, except share and per share amounts

9. Derivative Instruments (Continued)

upon the termination of the interest rate swap agreements, while the remaining $0.6 million is recorded as an adjustment to the debt and will be recognized as a reduction of interest expense over the remaining life of the outstanding senior debentures due 2010. See Note 6 for additional information.

During the second quarter of 2009, the Company's interest rate swaps related to the $450 million senior notes due 2013 were terminated. The Company received proceeds of $12.4 million which were recorded as an adjustment to debt and will be recognized as a reduction of interest expense over the remaining life of the senior notes due 2013.

As of December 31, 2009, the balance of unamortized proceeds from terminated interest rate swaps included in long-term debt was $10.6 million.

The effect of the interest rate swaps on the results of operations for the year ended December 31, 2009 and 2008 is as follows:

	Amount of Gain (Loss) Recognized in Interest Expense	
	2009	2008
Interest rate swaps	$(11.0)	$ 26.1
Related long-term debt	11.0	(26.1)
Proceeds recognized and amortized for terminated interest rate swaps	6.7	
Net impact on interest expense	$ 6.7	$ —

Commodity Futures Contracts Designated as Cash Flow Hedges

The Company enters into commodity futures contracts related to forecasted natural gas requirements, the objectives of which are to limit the effects of fluctuations in the future market price paid for natural gas and the related volatility in cash flows. The Company continually evaluates the natural gas market with respect to its forecasted usage requirements over the next twelve to twenty-four months and periodically enters into commodity futures contracts in order to hedge a portion of its usage requirements over that period. At December 31, 2009, the Company had entered into commodity futures contracts covering approximately 4,800,000 MM BTUs over that period.

The Company accounts for the above futures contracts as cash flow hedges at December 31, 2009 and recognizes them on the balance sheet at fair value. The effective portion of changes in the fair value of a derivative that is designated as, and meets the required criteria for, a cash flow hedge is recorded in the Accumulated Other Comprehensive Income component of share owners' equity ("OCI") and reclassified into earnings in the same period or periods during which the underlying hedged item affects earnings. At December 31, 2009, an unrecognized loss of $1.3 million (pretax) related to the commodity futures contracts was included in Accumulated OCI, and will be reclassified into earnings over the next twelve to twenty-four months. Any material portion of the change in the fair value of a derivative designated as a cash flow hedge that is deemed to be ineffective is recognized

Tabular data dollars in millions, except share and per share amounts

9. Derivative Instruments (Continued)

in current earnings. The ineffectiveness related to these natural gas hedges for the year ended December 31, 2009 and 2008 was not material.

The effect of the commodity futures contracts on the results of operations for the year ended December 31, 2009 and 2008 is as follows:

Amount of Gain (Loss) Recognized in OCI on Commodity Futures Contracts (Effective Portion)		Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (reported in manufacturing, shipping, and delivery) (Effective Portion)	
2009	2008	2009	2008
$(24.8)	$(27.2)	$(60.9)	$5.7

Senior Notes Designated as Net Investment Hedge

During December 2004, a U.S. subsidiary of the Company issued Senior Notes totaling €225 million. These notes were designated by the Company's subsidiary as a hedge of a portion of its net investment in a non-U.S. subsidiary with a Euro functional currency. Because the amount of the Senior Notes matches the hedged portion of the net investment, there is no hedge ineffectiveness. Accordingly, the Company recorded the impact of changes in the foreign currency exchange rate on the Euro-denominated notes in OCI. The amount recorded in OCI will be reclassified into earnings when the Company sells or liquidates its net investment in the non-U.S. subsidiary.

The effect of the net investment hedge on the results of operations for the year ended December 31, 2009 and 2008 is as follows:

Amount of Gain (Loss) Recognized in OCI		Location of Gain (Loss) Reclassified from Accumulated OCI into Income	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income	
2009	2008		2009	2008
$(8.8)	$15.2	N/A	$—	$—

Forward Exchange Contracts not Designated as Hedging Instruments

The Company's subsidiaries may enter into short-term forward exchange or option agreements to purchase foreign currencies at set rates in the future. These agreements are used to limit exposure to fluctuations in foreign currency exchange rates for significant planned purchases of fixed assets or commodities that are denominated in currencies other than the subsidiaries' functional currency. Subsidiaries may also use forward exchange agreements to offset the foreign currency risk for receivables and payables, including intercompany receivables and payables, not denominated in, or indexed to, their functional currencies. The Company records these short-term forward exchange agreements on the balance sheet at fair value and changes in the fair value are recognized in current earnings.

Tabular data dollars in millions, except share and per share amounts

9. Derivative Instruments (Continued)

At December 31, 2009, various subsidiaries of the Company had outstanding forward exchange and option agreements denominated in various currencies covering the equivalent of approximately $1.0 billion related primarily to intercompany transactions and loans.

The effect of the forward exchange contracts on the results of operations for the year ended December 31, 2009 and 2008 is as follows:

Location of Loss Recognized in Income on Forward Exchange Contracts	Amount of Loss Recognized in Income on Forward Exchange Contracts	
	2009	2008
Other expense	$(8.3)	$(4.2)

Balance Sheet Classification

The Company records the fair values of derivative financial instruments on the balance sheet as follows: (1) receivables if the instrument has a positive fair value and maturity within one year, (2) deposits, receivables, and other assets if the instrument has a positive fair value and maturity after one year, (3) accounts payable and other current liabilities if the instrument has a negative fair value and maturity within one year, and (4) other liabilities if the instrument has a negative fair value and maturity after one year. The following table shows the amount and classification of the Company's derivatives as of December 31, 2009 and 2008:

	2009		2008	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Asset Derivatives:				
Derivatives designated as hedging instruments				
Interest rate swaps			Deposits, receivables, and other assets	$29.4
Commodity futures contracts	Receivables	$0.4		
Commodity futures contracts	Other accrued liabilities	0.1		
Total derivatives designated as hedging instruments		0.5		29.4
Derivatives not designated as hedging instruments				
Foreign exchange contracts	Receivables	6.0	Receivables	19.4
Foreign exchange contracts	Other accrued liabilities	0.2		
Total derivatives not designated as hedging instruments		6.2		19.4
Total asset derivatives		$6.7		$48.8

Tabular data dollars in millions, except share and per share amounts

9. Derivative Instruments (Continued)

	2009		2008	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Liability Derivatives:				
Derivatives designated as hedging instruments				
Commodity futures contracts	Other accrued liabilities	$1.8	Other accrued liabilities	$37.4
Total derivatives designated as hedging instruments		1.8		37.4
Derivatives not designated as hedging instruments				
Foreign exchange contracts	Other accrued liabilities	2.9	Receivables	0.4
Foreign exchange contracts			Other accrued liabilities	11.6
Foreign exchange contracts			Other liabilities	0.1
Total derivatives not designated as hedging instruments		2.9		12.1
Total liability derivatives		$4.7		$49.5

10. Accumulated Other Comprehensive Income (Loss)

The components of comprehensive income are: (a) net earnings; (b) change in fair value of certain derivative instruments; (c) pension and other postretirement benefit adjustments; and (d) foreign currency translation adjustments. The net effect of exchange rate fluctuations generally reflects changes in the relative strength of the U.S. dollar against major foreign currencies between the beginning and end of the year.

Tabular data dollars in millions, except share and per share amounts

10. Accumulated Other Comprehensive Income (Loss) (Continued)

The following table lists the beginning balance, yearly activity and ending balance of each component of accumulated other comprehensive income (loss):

	Net Effect of Exchange Rate Fluctuations	Deferred Tax Effect for Translation	Unfunded Pension Liability	Change in Certain Derivative Instruments	Employee Benefit Plans	Total Accumulated Comprehensive Income (Loss)
Balance on January 1, 2007	$ 168.0	$12.7	$(122.9)	$(34.9)	$ (617.1)	$ (594.2)
2007 Change	325.3			28.2	79.1	432.6
Translation effect					(6.7)	(6.7)
Reclass			122.9	2.2	(125.1)	
Tax effect					(8.6)	(8.6)
Balance on Dec. 31, 2007	493.3	12.7	—	(4.5)	(678.4)	(176.9)
2008 Change	(431.9)			(32.9)	(1,080.1)	(1,544.9)
Translation effect					46.1	46.1
Tax effect					55.1	55.1
Balance on Dec. 31, 2008	61.4	12.7	—	(37.4)	(1,657.3)	(1,620.6)
2009 Change	228.9			36.1	133.5	398.5
Translation effect					(33.7)	(33.7)
Tax effect					(14.1)	(14.1)
Intraperiod tax allocation				(12.6)	(35.3)	(47.9)
Balance on Dec. 31, 2009	$ 290.3	$12.7	$ —	$(13.9)	$(1,606.9)	$(1,317.8)

Exchange rate fluctuations in 2009 include a loss of $132.5 million related to the Company's decision to translate the balance sheets of its Venezuelan subsidiaries using the parallel market rate at December 31, 2009 instead of the historic official rate. See Note 22 to the Consolidated Financial Statements for further information.

The intraperiod tax allocation in 2009 related to a non-cash tax benefit transferred to continuing operations. See Note 11 to the Consolidated Financial Statements for further information.

11. Income Taxes

Deferred income taxes reflect: (1) the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes; and (2) carryovers and credits for income tax purposes.

Tabular data dollars in millions, except share and per share amounts

11. Income Taxes (Continued)

Significant components of the Company's deferred tax assets and liabilities at December 31, 2009 and 2008 are as follows:

	2009	2008
Deferred tax assets:		
Accrued postretirement benefits	$ 87.8	$ 84.0
Asbestos-related liabilities	169.8	173.4
Foreign tax credit	312.0	295.5
Tax loss and credit carryovers	392.8	342.9
Capital loss carryovers	24.7	23.7
Alternative minimum tax credits	25.2	20.5
Accrued liabilities	169.5	159.3
Pension liability	127.2	181.0
Other	69.9	26.5
Total deferred tax assets	1,378.9	1,306.8
Deferred tax liabilities:		
Property, plant, and equipment	148.7	151.1
Inventory	12.0	13.4
Other	67.3	49.3
Total deferred tax liabilities	228.0	213.8
Valuation allowance	(1,095.8)	(1,047.5)
Net deferred taxes	$ 55.1	$ 45.5

Deferred taxes are included in the Consolidated Balance Sheets at December 31, 2009 and 2008 as follows:

	2009	2008
Prepaid expenses	$ 7.9	$ 24.1
Deposits, receivables, and other assets	233.5	99.0
Deferred taxes	(186.3)	(77.6)
Net deferred taxes	$ 55.1	$ 45.5

The Company reviews the likelihood that it will realize the benefit of its deferred tax assets and therefore the need for valuation allowances on a quarterly basis, or whenever events indicate that a review is required. In determining the requirement for a valuation allowance, the historical and projected financial results of the legal entity or consolidated group recording the net deferred tax asset is considered, along with other positive and negative evidence.

Tabular data dollars in millions, except share and per share amounts

11. Income Taxes (Continued)

The following details the valuation allowance activity:

Year	Beginning Year Balance	Foreign Currency Translation	Other Changes	Goodwill	Comprehensive Income	Ending Year Balance
2007	$(1,262.3)	$(17.4)	$514.1	$24.9	$ 12.7	$ (728.0)
2008	(728.0)	21.6	(12.9)	0.6	(328.8)	(1,047.5)
2009	(1,047.5)	(12.6)	(82.2)		46.5	(1,095.8)

In 2007, the Company reduced the valuation allowance recorded against its deferred tax assets in the United States by $466.0 million through the utilization of net operating and capital loss carryforwards.

The provision (benefit) for income taxes consists of the following:

	2009	2008	2007
Current:			
U.S. Federal	$ 0.7	$ (2.7)	$ —
State	(0.5)	0.6	31.1
Foreign	123.3	213.0	145.2
	123.5	210.9	176.3
Deferred:			
U.S. Federal	(47.6)	14.6	8.0
State	(2.5)	(2.0)	1.0
Foreign	54.1	8.4	(1.7)
	4.0	21.0	7.3
Total:			
U.S. Federal	(46.9)	11.9	8.0
State	(3.0)	(1.4)	32.1
Foreign	177.4	221.4	143.5
	$127.5	$231.9	$183.6
Total for continuing operations	$127.5	$236.7	$147.8
Total for discontinued operations		(4.8)	35.8
	$127.5	$231.9	$183.6

The provision (benefit) for income taxes was calculated based on the following components of earnings (loss) before income taxes:

Continuing operations	2009	2008	2007
Domestic	$(215.0)	$(140.6)	$(180.7)
Foreign	540.3	699.0	687.3
	$ 325.3	$ 558.4	$ 506.6

Tabular data dollars in millions, except share and per share amounts

11. Income Taxes (Continued)

Discontinued operations	2009	2008	2007
Domestic	$—	$2.0	$(1.1)
Foreign			1.7
	$—	$2.0	$ 0.6

A reconciliation of the provision (benefit) for income taxes based on the statutory U.S. Federal tax rate of 35% to the provision for income taxes is as follows:

	2009	2008	2007
Tax provision on pretax earnings from continuing operations at statutory U.S. Federal tax rate	$113.9	$195.4	$ 177.3
Increase (decrease) in provision for income taxes due to:			
Valuation allowance—U.S.	73.7	70.6	(466.0)
Foreign Subsidiary ownership restructuring and incentives	10.8	35.1	535.9
Foreign source income taxable in the U.S.	6.1	11.3	29.3
Intraperiod tax allocation—U.S.	(47.9)		
Reversal non-U.S. valuation allowance	(0.9)		(13.4)
Foreign tax credit utilization			(40.4)
State taxes, net of federal benefit		3.8	(2.9)
Rate differences on non-U.S. earnings	(22.4)	(55.3)	(65.7)
Adjustment for non-U.S. tax law changes	(0.6)	(20.1)	(9.9)
Other items	(5.2)	(4.1)	3.6
Provision for income taxes	$127.5	$236.7	$ 147.8

Income tax expense or benefit from continuing operations is generally determined without regard to other categories of earnings, such as other comprehensive income. An exception is provided when there is aggregate pretax income from other categories and a pretax loss from continuing operations in the current year. In such an instance, the tax benefit allocated to continuing operations is the amount by which the loss from continuing operations reduces the tax expenses recorded with respect to the other categories of earnings, even when a valuation allowance has been established against the deferred tax assets. In instances where a valuation allowance is established against current year losses, income from other sources, including other comprehensive income, is considered when determining whether sufficient future taxable income exists to realize the deferred tax assets. During 2009, certain pretax losses from continuing operations were partially offset by other comprehensive income as a result of the exception noted above, resulting in a reduction of the current year valuation allowance and a benefit allocated to income tax expense from continuing operations of $47.9 million.

Tabular data dollars in millions, except share and per share amounts

11. Income Taxes (Continued)

In 2007 the Company implemented a plan to restructure the ownership and intercompany obligations of certain foreign subsidiaries. These actions resulted in the taxation of a significant portion of previously unremitted foreign earnings. The Company also realigned its debt service obligations to operations outside the U.S. in order to better balance its future operating cash flows with its global financing costs. The foreign earnings reported as taxable in the U.S. were offset by net operating loss carryforwards and foreign tax credits. Foreign tax credit carryforwards arising from the restructuring were fully offset by an increase in the valuation allowance.

The Company has recognized tax benefits as a result of incentives in certain non-U.S. jurisdictions which expire between 2012 to 2015.

At December 31, 2009, before valuation allowance, the Company has unused research tax credits of $17.8 million expiring from 2013 to 2029 and foreign tax credits of $312.0 million expiring in 2017. The Company also has unused alternative minimum tax credits of $25.2 million which do not expire and which will be available to offset future U.S. Federal income tax. Approximately $107.8 million of the deferred tax assets relate to net operating and capital loss carryforwards that can be carried over indefinitely with the remaining $140.3 million expiring between 2010 and 2029. As a result of U.S. tax legislation enacted in 2008 and 2009, the Company realized $2.3 million and $2.1 million, respectively, of benefits from its research and alternative minimum tax credit carryforwards. The related valuation on these credits was reduced accordingly.

At December 31, 2009, the Company's equity in the undistributed earnings of foreign subsidiaries for which income taxes had not been provided approximated $1,823.4 million. The Company intends to reinvest these earnings indefinitely in the non-U.S. operations. It is not practicable to estimate the U.S. and foreign tax which would be payable should these earnings be distributed.

The Company records a liability for unrecognized tax benefits related to uncertain tax positions. In 2008, the Company reclassified $28.5 million of deferred tax assets related to general business credits and net operating losses that were previously offset by a full valuation allowance to the liability for unrecognized tax benefits. This balance sheet reclassification had no effect on share owners' equity. The Company accrues interest and penalties associated with unrecognized tax benefits as a component of its income tax expense.

The following is a reconciliation of the Company's total gross unrecognized tax benefits for the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
Balance at January 1	$103.1	$ 53.0	$45.8
Additions for tax positions of prior years	20.1	51.2	0.1
Reductions for tax positions of prior years		(2.1)	(2.5)
Additions based on tax positions related to the current year	17.1	6.1	11.0
Reductions due to the lapse of the applicable statute of limitations	(4.1)	(3.1)	(1.4)
Foreign currency translation	(7.8)		
Reductions due to settlements		(2.0)	
Balance at December 31	$128.4	$103.1	$53.0

Tabular data dollars in millions, except share and per share amounts

11. Income Taxes (Continued)

At December 31, 2009 and 2008, accrued interest and penalties related to unrecognized tax benefits were $23.2 million and $14.5 million, respectively. Tax expense for the years ended December 31, 2009, 2008 and 2007 included interest and penalties of $10.6 million, $10.7 million and $0.6 million, respectively, on unrecognized tax benefits.

The unrecognized tax benefit liability, including interest and penalties, as of December 31, 2009 and 2008 was $151.6 million and $117.6 million, respectively. Approximately $97.3 million and $72.7 million as of December 31, 2009 and 2008, respectively, relate to unrecognized tax benefits, which if recognized, would impact the Company's effective income tax rate. This amount differs from the gross unrecognized tax benefits presented in the table above because of the unrecognized tax benefits that would result in the utilization of certain tax attribute carryforwards that are currently subject to a full valuation allowance due to uncertainties about their future period utilization.

The Company and/or one of its subsidiaries files a U.S. federal income tax return as well as income tax returns in multiple state and foreign jurisdictions. Tax years through 1999 have been settled with the U.S. Internal Revenue Service. An IRS examination for the years 2007 and 2008 began in late 2009. Due to the existence of tax attribute carryforwards (which are currently offset by full valuation allowances) in the U.S., the Company treats certain post-1999 tax positions as unsettled because of the taxing authorities' ability to modify these attributes. The 2000 tax year is the earliest open year for the Company's other major tax jurisdictions.

The Company does not anticipate a significant change in the total amount of unrecognized income tax benefits within the next twelve months.

12. Convertible Preferred Stock

On February 29, 2008, the Company announced that all outstanding shares of convertible preferred stock would be redeemed on March 31, 2008, if not converted by holders prior to that date. All conversions and redemptions were completed by March 31, 2008 through the issuance of 8,584,479 shares of common stock. The conversions and redemptions resulted in an increase in common stock and capital in excess of par value.

13. Stock Options and Other Stock Based Compensation

The Company has five nonqualified plans under which it has granted stock options, restricted shares and performance vested restricted share units: (1) the Stock Option Plan for Key Employees of Owens-Illinois, Inc.; (2) the Stock Option Plan for Directors of Owens-Illinois, Inc.; (3) the 1997 Equity Participation Plan of Owens-Illinois, Inc.; (4) the 2004 Equity Incentive Plan for Directors of Owens-Illinois, Inc.; and (5) the 2005 Equity Incentive Plan of Owens-Illinois, Inc. At December 31, 2009, there were 7,254,749 shares authorized and available for grants under these plans. Total compensation cost for all grants of shares and units under all of these plans was $20.2 million ($18.2 million after tax) for the year ended December 31, 2009. Total compensation cost for grants of shares and units was $21.4 million ($19.1 million after tax) in 2008 and $23.6 million ($21.9 million after tax) in 2007.

Tabular data dollars in millions, except share and per share amounts

13. Stock Options and Other Stock Based Compensation (Continued)

Stock Options

For options granted prior to March 22, 2005, no options may be exercised in whole or in part during the first year after the date granted. In general, subject to accelerated exercisability provisions related to the performance of the Company's common stock or change of control, 50% of the options become exercisable on the fifth anniversary of the date of the option grant, with the remaining 50% becoming exercisable on the sixth anniversary date of the option grant. In general, options expire following termination of employment or the day after the tenth anniversary date of the option grant.

For options granted after March 21, 2005, no options may be exercised in whole or in part during the first year after the date granted. In general, subject to change in control, these options become exercisable 25% per year beginning on the first anniversary. In general, options expire following termination of employment or the seventh anniversary of the option grant.

The fair value of options granted before March 22, 2005, is amortized ratably over five years or a shorter period if the grant becomes subject to accelerated exercisability provisions related to the performance of the Company's common stock. The fair value of options granted after March 21, 2005, is amortized over the vesting periods which range from one to four years.

Stock option information at December 31, 2009 and for the year then ended is as follows:

	Number of Shares (thousands)	Weighted Average Exercise Price (per share)	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Options outstanding at January 1, 2009	3,213	$23.56		
Granted	1,644	10.30		
Exercised	(417)	16.80		
Forfeited or expired	(379)	23.03		
Options outstanding at Dec. 31, 2009	4,061	18.93	4.8	$56.6
Options vested or expected to vest at Dec. 31, 2009	4,009	$18.93	4.8	$55.9
Options exercisable at Dec. 31, 2009	1,800	$20.55	3.7	$24.2

Certain additional information related to stock options is as follows for the periods indicated:

	2009	2008	2007
Weighted average grant-date fair value of options granted (per share)	$4.23	$16.21	$9.87
Aggregate intrinsic value of options exercised	$ 3.3	$ 17.3	$44.5
Aggregate cash received from options exercised	$ 7.0	$ 14.5	$62.8

Tabular data dollars in millions, except share and per share amounts

13. Stock Options and Other Stock Based Compensation (Continued)

Restricted Shares

Shares granted to employees prior to March 22, 2005, generally vest after three years or upon retirement, whichever is later. Shares granted after March 21, 2005, vest 25% per year beginning on the first anniversary and unvested shares are forfeited upon termination of employment. Shares granted to directors prior to 2008 were immediately vested but may not be sold until the third anniversary of the share grant or the end of the director's then current term on the board, whichever is later. Shares granted to directors after 2007 vest after one year.

The fair value of the shares is equal to the market price of the shares on the date of the grant. The fair value of restricted shares granted before March 22, 2005, is amortized ratably over the vesting period. The fair value of restricted shares granted after March 21, 2005, is amortized over the vesting periods which range from one to four years.

Restricted share activity is as follows:

	Number of Restricted Shares (thousands)	Weighted Average Grant-Date Fair Value (per share)
Nonvested at January 1, 2009	492	$22.63
Granted	267	11.85
Vested	(148)	25.13
Forfeited	(42)	24.93
Nonvested at Dec. 31, 2009	569	16.73
Awards granted during 2008		$52.02
Awards granted during 2007		$26.07

	2009	2008	2007
Total fair value of shares vested	$3.5	$2.9	$10.9

Performance Vested Restricted Share Units

Restricted share units vest on January 1 of the third year following the year in which they are granted. Holders of vested units receive 0.5 to 1.5 shares of the Company's common stock for each unit, depending upon the attainment of consolidated performance goals established by the Compensation Committee of the Company's Board of Directors. If minimum goals are not met, no shares will be issued. Granted but unvested restricted share units are forfeited upon termination of employment, unless certain retirement criteria are met.

The fair value of each restricted share unit is equal to the product of the fair value of the Company's common stock on the date of grant and the estimated number of shares into which the restricted share unit will be converted. The fair value of restricted share units is amortized ratably over the vesting period. Should the estimated number of shares into which the restricted share unit will be

Tabular data dollars in millions, except share and per share amounts

13. Stock Options and Other Stock Based Compensation (Continued)

converted change, an adjustment will be recorded to recognize the accumulated difference in amortization between the revised and previous estimates.

Performance vested restricted share unit activity is as follows:

	Number of Restricted Shares Units (thousands)	Weighted Average Grant-Date Fair Value (per unit)
Nonvested at January 1, 2009	886	$26.51
Granted	844	10.30
Vested	(403)	18.24
Forfeited	(58)	19.25
Nonvested at Dec. 31, 2009	1,269	18.68
Awards granted during 2008		$52.23
Awards granted during 2007		$24.18

	2009
Number of shares issued to holders of vested units (thousands)	605
Fair value of shares at issuance date	$ 6.1

As of December 31, 2009, there was $19.6 million of total unrecognized compensation cost related to all unvested stock options, restricted shares and performance vested restricted share units. That cost is expected to be recognized over a weighted average period of approximately four years.

14. Pension Benefit Plans and Other Postretirement Benefits

Pension Benefit Plans

Net expense (income) to results of operations for all of the Company's pension plans and certain deferred compensation arrangements amounted to $42.2 million in 2009, $(3.5) million in 2008, and $24.9 million in 2007.

The Company has defined benefit pension plans covering a substantial number of employees located in the United States, the United Kingdom, The Netherlands, Canada and Australia, as well as many employees in Germany and France. Benefits generally are based on compensation for salaried employees and on length of service for hourly employees. The Company's policy is to fund pension plans such that sufficient assets will be available to meet future benefit requirements. The Company's defined benefit pension plans use a December 31 measurement date. The following tables relate to the Company's principal defined benefit pension plans.

Tabular data dollars in millions, except share and per share amounts

14. Pension Benefit Plans and Other Postretirement Benefits (Continued)

The changes in the pension benefit obligations for the year were as follows:

	2009	2008
Obligations at beginning of year	$3,435.4	$3,817.7
Change in benefit obligations:		
Service cost	41.8	46.3
Interest cost	213.2	215.2
Actuarial (gain) loss, including effect of changing discount rates	247.6	(108.5)
Curtailments	(2.8)	(9.5)
Special termination benefits	8.6	4.4
Settlements	(30.3)	
Participant contributions	7.4	8.8
Benefit payments	(252.8)	(257.8)
Plan amendments		3.0
Foreign currency translation	133.5	(284.2)
Net change in benefit obligations	366.2	(382.3)
Obligations at end of year	$3,801.6	$3,435.4

The changes in the fair value of the pension plans' assets for the year were as follows:

	2009	2008
Fair value at beginning of year	$2,706.9	$ 4,084.9
Change in fair value:		
Actual gain (loss) on plan assets	625.1	(973.2)
Benefit payments	(252.8)	(257.8)
Employer contributions	123.1	61.2
Participant contributions	7.4	8.8
Foreign currency translation	108.2	(213.7)
Settlements	(30.3)	
Other	(3.7)	(3.3)
Net change in fair value of assets	577.0	(1,378.0)
Fair value at end of year	$3,283.9	$ 2,706.9

Tabular data dollars in millions, except share and per share amounts

14. Pension Benefit Plans and Other Postretirement Benefits (Continued)

The funded status of the pension plans at year end was as follows:

	2009	2008
Plan assets at fair value	$3,283.9	$2,706.9
Projected benefit obligations	3,801.6	3,435.4
Plan assets less than projected benefit obligations	(517.7)	(728.5)
Items not yet recognized in pension expense:		
Actuarial loss	1,640.6	1,748.1
Prior service credit	(14.8)	(15.6)
	1,625.8	1,732.5
Net amount recognized	$1,108.1	$1,004.0

The net amount recognized is included in the Consolidated Balance Sheets at December 31, 2009 and 2008 as follows:

	2009	2008
Prepaid pension	$ 46.3	$ —
Current pension liability, included with Other accrued liabilities	(9.2)	(8.0)
Noncurrent pension liability, included with Pension benefits	(554.8)	(720.5)
Accumulated other comprehensive income	1,625.8	1,732.5
Net amount recognized	$1,108.1	$1,004.0

The following changes in plan assets and benefit obligations were recognized in accumulated other comprehensive income at December 31, 2009 as follows:

	Pretax	Tax Effect	After-tax
Current year actuarial loss	$(111.3)	$ 9.9	$(101.4)
Amortization of actuarial loss	(44.5)	1.4	(43.1)
Amortization of prior service credit	0.7	(0.2)	0.5
	(155.1)	11.1	(144.0)
Translation			34.7
	$(155.1)	$11.1	$(109.3)

The accumulated benefit obligation for all defined benefit pension plans was $3,505.8 million and $3,157.0 million at December 31, 2009 and 2008, respectively.

Tabular data dollars in millions, except share and per share amounts

14. Pension Benefit Plans and Other Postretirement Benefits (Continued)

The components of the net pension expense (income) for the year were as follows:

	2009	2008	2007
Service cost	$ 41.8	$ 46.3	$ 54.0
Interest cost	213.2	215.2	212.0
Expected asset return	(276.6)	(318.3)	(317.6)
Settlement cost	9.3		18.6
Special termination benefits	8.6	4.4	
Curtailment (gain) loss	2.0	0.1	(1.5)
Other		(1.2)	5.1
Amortization:			
Prior service credit	(0.9)	(1.1)	(0.8)
Actuarial loss	43.9	30.3	38.2
Net amortization	43.0	29.2	37.4
Net expense (income)	$ 41.3	$ (24.3)	$ 8.0
Total for continuing operations	$ 41.3	$ (24.3)	$ 3.4
Total for discontinued operations			4.6
	$ 41.3	$ (24.3)	$ 8.0

Amounts that will be amortized from accumulated other comprehensive income into net pension expense during 2010:

Amortization:	
Actuarial loss	$91.8
Prior service cost	(1.0)
Net amortization	$90.8

The following information is for plans with projected and accumulated benefit obligations in excess of the fair value of plan assets at year end:

	2009	2008
Projected benefit obligations	$3,275.8	$3,435.4
Fair value of plan assets	2,711.7	2,706.9
Accumulated benefit obligation	3,036.3	3,157.0

The weighted average assumptions used to determine benefit obligations were as follows:

	2009	2008
Discount rate	5.76%	6.29%
Rate of compensation increase	4.00%	4.34%

Tabular data dollars in millions, except share and per share amounts

14. Pension Benefit Plans and Other Postretirement Benefits (Continued)

The weighted average assumptions used to determine net periodic pension costs were as follows:

	2009	2008	2007
Discount rate	6.29%	5.87%	5.49%
Rate of compensation increase	4.34%	4.32%	4.34%
Expected long-term rate of return on assets	7.61%	8.09%	8.08%

Future benefits are assumed to increase in a manner consistent with past experience of the plans, which, to the extent benefits are based on compensation, includes assumed salary increases as presented above. Amortization included in net pension expense (credits) is based on the average remaining service of employees.

For 2009, the Company's weighted average expected long-term rate of return on assets was 7.61%. In developing this assumption, the Company evaluated input from its third party pension plan asset managers, including their review of asset class return expectations and long-term inflation assumptions. The Company also considered its historical 10-year average return (through December 31, 2008), which was in line with the expected long-term rate of return assumption for 2009.

It is the Company's policy to invest pension plan assets in a diversified portfolio consisting of an array of asset classes within established target asset allocation ranges. The investment risk of the assets is limited by appropriate diversification both within and between asset classes. The assets for both the U.S. and non-U.S. plans are primarily invested in a broad mix of domestic and international equities, domestic and international bonds, and real estate, subject to the target asset allocation ranges. The assets are managed with a view to ensuring that sufficient liquidity will be available to meet expected cash flow requirements.

The investment valuation policy of the Company is to value investments at fair value. All investments are valued at their respective net asset values. Equity securities for which market quotations are readily available are valued at the last reported sales price on their principal exchange on valuation date or official close for certain markets. Fixed income investments are valued on a basis of valuations furnished by a trustee-approved independent pricing service, which determines valuations for normal institutional-size trading units of such securities which are generally recognized at fair value as determined in good faith by the Trustee. Investments in registered investment companies or collective pooled funds are valued at their respective net asset values. Short-term investments are stated at amortized cost, which approximates fair value. The fair value of real estate is determined by periodic appraisals.

Tabular data dollars in millions, except share and per share amounts

14. Pension Benefit Plans and Other Postretirement Benefits (Continued)

The following table sets forth by level, within the fair value hierarchy, the Company's pension plan assets at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total	Target Allocation
Cash and cash equivalents	$ 35.8	$ 10.0	$ —	$ 45.8	
Equity securities	405.8	1,553.1		1,958.9	49 - 59%
Debt securities	515.2	684.4	8.8	1,208.4	28 - 38%
Real estate			10.9	10.9	1 - 11%
Other	54.4	5.5		59.9	2 - 12%
Total assets at fair value	$1,011.2	$2,253.0	$19.7	$3,283.9	

The following is a reconciliation of the Company's pension plan assets recorded at fair value using significant unobservable inputs (Level 3):

Balance at December 31, 2008	$29.1
Net decrease	(9.4)
Balance at December 31, 2009	$19.7

The net decrease in the fair value of the Company's Level 3 pension plan assets is primarily due to sales of unlisted real estate funds. The change in the fair value of Level 3 pension plan assets due to actual return on those assets was immaterial in 2009.

Based on exchange rates at the end of 2009, the Company expects to contribute approximately $10 million to $15 million to its non-U.S. defined benefit pension plans in 2010.

The following estimated future benefit payments, which reflect expected future service, as appropriate, are expected to be paid in the years indicated:

Year(s)	Amount
2010	$ 251.4
2011	247.5
2012	250.2
2013	252.4
2014	256.0
2015 - 2019	1,294.7

The Company also sponsors several defined contribution plans for all salaried and hourly U.S. employees. Participation is voluntary and participants' contributions are based on their compensation. The Company matches contributions of participants, up to various limits, in substantially all plans. Company contributions to these plans amounted to $7.2 million in 2009, $7.1 million in 2008, and $6.7 million in 2007.

Tabular data dollars in millions, except share and per share amounts

14. Pension Benefit Plans and Other Postretirement Benefits (Continued)

Postretirement Benefits Other Than Pensions

The Company provides certain retiree health care and life insurance benefits covering substantially all U.S. salaried and certain hourly employees, and substantially all employees in Canada and in The Netherlands. Employees are generally eligible for benefits upon retirement and completion of a specified number of years of creditable service. The Company uses a December 31 measurement date to measure its Postretirement Benefit Obligations.

The changes in the postretirement benefit obligations for the year were as follows:

	2009	2008
Obligations at beginning of year	$260.3	$309.5
Change in benefit obligations:		
Service cost	1.8	2.2
Interest cost	16.4	17.2
Actuarial (gain) loss, including the effect of changing discount rates	21.7	(30.0)
Curtailments		(2.9)
Special termination benefits		0.9
Benefit payments	(22.2)	(19.9)
Foreign currency translation	11.0	(16.7)
Net change in benefit obligations	28.7	(49.2)
Obligations at end of year	$289.0	$260.3

The funded status of the postretirement benefit plans at year end was as follows:

	2009	2008
Postretirement benefit obligations	$289.0	$260.3
Items not yet recognized in net postretirement benefit cost:		
Prior service credit	17.5	20.7
Actuarial loss	(56.9)	(39.7)
	(39.4)	(19.0)
Net amount recognized	$249.6	$241.3

Tabular data dollars in millions, except share and per share amounts

14. Pension Benefit Plans and Other Postretirement Benefits (Continued)

The net amount recognized is included in the Consolidated Balance Sheets at December 31, 2009 and 2008 as follows:

	2009	2008
Current nonpension postretirement benefit, included with Other accrued liabilities	$ (22.3)	$ (22.3)
Nonpension postretirement benefits	(266.7)	(238.0)
Accumulated other comprehensive income	39.4	19.0
Net amount recognized	$(249.6)	$(241.3)

The following changes in benefit obligations were recognized in accumulated other comprehensive income at December 31, 2009 as follows:

	Pretax	Tax Effect	After-tax
Current year actuarial gain	$22.4	$(2.2)	$20.2
Amortization of actuarial loss	(3.9)		(3.9)
Amortization of prior service credit	3.1		3.1
	21.6	(2.2)	19.4
Translation			(1.0)
	$21.6	$(2.2)	$18.4

The components of the net postretirement benefit cost for the year were as follows:

	2009	2008	2007
Service cost	$ 1.8	$ 2.2	$ 3.0
Interest cost	16.4	17.2	17.4
Curtailment gain			(14.9)
Special termination benefit		0.9	
Amortization:			
Prior service credit	(3.1)	(3.1)	(3.8)
Actuarial loss	3.9	6.2	5.8
Net amortization	0.8	3.1	2.0
Net postretirement benefit cost	$19.0	$23.4	$ 7.5
Total for continuing operations	19.0	23.4	20.7
Total for discontinued operations			(13.2)
	$19.0	$23.4	$ 7.5

Tabular data dollars in millions, except share and per share amounts

14. Pension Benefit Plans and Other Postretirement Benefits (Continued)

Amounts that will be amortized from accumulated other comprehensive income into net postretirement benefit cost during 2010:

Amortization:	
Actuarial loss	$ 5.3
Prior service credit	(3.1)
Net amortization	$ 2.2

The weighted average discount rate used to determine the accumulated postretirement benefit obligation was 5.66% and 6.40% at December 31, 2009 and 2008, respectively.

The weighted average discount rate used to determine net postretirement benefit cost was 6.40%, 5.86%, and 5.56% at December 31, 2009, 2008, and 2007, respectively.

The weighted average assumed health care cost trend rates at December 31 were as follows:

	2009	2008
Health care cost trend rate assumed for next year	8.29%	7.38%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	5.00%	5.67%
Year that the rate reaches the ultimate trend rate	2015	2010

Assumed health care cost trend rates affect the amounts reported for the postretirement benefit plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost	$ 1.4	$ (1.1)
Effect on accumulated postretirement benefit obligations	18.6	(15.7)

Amortization included in net postretirement benefit cost is based on the average remaining service of employees.

The following estimated future benefit payments, which reflect expected future service, as appropriate, are expected to be paid in the years indicated:

Year(s)	Amount
2010	$ 22.3
2011	22.3
2012	22.2
2013	22.1
2014	22.0
2015 - 2019	107.4

Tabular data dollars in millions, except share and per share amounts

14. Pension Benefit Plans and Other Postretirement Benefits (Continued)

Benefits provided by the Company for certain hourly retirees are determined by collective bargaining. Most other domestic hourly retirees receive health and life insurance benefits from a multi-employer trust established by collective bargaining. Payments to the trust as required by the bargaining agreements are based upon specified amounts per hour worked and were $7.2 million in 2009, $8.9 million in 2008, and $7.4 million in 2007. Postretirement health and life benefits for retirees of foreign subsidiaries are generally provided through the national health care programs of the countries in which the subsidiaries are located.

15. Other Expense

Other expense for the year ended December 31, 2009 included the following:

- The Company recognized foreign currency exchange losses of $28.0 million related to the exchange of Venezuelan bolivars into U.S. dollars. See Note 8 for additional information.
- During the fourth quarter of 2009, the Company recorded charges of $17.3 million ($17.6 million after tax amount attributable to the Company) for the remeasurement of certain bolivar-denominated assets and liabilities held outside of Venezuela. See Note 22 for additional information.
- The Company recorded charges totaling $213.6 million ($182.8 million after tax amount attributable to the Company) for restructuring and asset impairment. The charges reflect the additional decisions reached in the Company's strategic review of its global manufacturing footprint. See Note 16 for additional information.
- During the fourth quarter of 2009, the Company recorded a charge of $180.0 million (pretax and after tax) to increase the accrual for estimated future asbestos-related costs as a result of the findings from the annual review of asbestos-related liabilities. See Note 18 for additional information.

Other expense for the year ended December 31, 2008 included the following:

- The Company recorded charges totaling $132.4 million ($110.1 million after tax amount attributable to the Company) for restructuring and asset impairment. The charges reflect the additional decisions reached in the Company's strategic review of its global manufacturing footprint. See Note 16 for additional information.
- During 2008, the Company also recorded an additional $0.9 million (pretax and after tax amount attributable to the Company) related to the impairment of the Company's equity investment in the South American Segment's 50%-owned Caribbean affiliate.
- During the fourth quarter of 2008, the Company recorded a charge of $250.0 million ($248.8 million after tax) to increase the accrual for estimated future asbestos-related costs as a result of the findings from the annual review of asbestos-related liabilities. See Note 18 for additional information.

Tabular data dollars in millions, except share and per share amounts

15. Other Expense (Continued)

Other costs and expenses for the year ended December 31, 2007 included the following:

- In the South American Segment's 50%-owned Caribbean affiliate, declining productivity and cash flows resulted in impairment of the Company's equity investment, establishment of valuation allowances against advances to the affiliate, and accrual of certain contingent obligations for total charges of $45.0 million ($43.9 million after tax amount attributable to the Company) recorded in 2007 with an additional $0.9 million (before and after tax amount attributable to the Company) recorded in the first quarter of 2008.
- The Company recorded charges totaling $55.3 million ($40.2 million after tax amount attributable to the Company) for restructuring and asset impairment. The charges reflect the additional decisions reached in the Company's strategic review of its global manufacturing footprint. See Note 16 for additional information.
- During the fourth quarter of 2007, the Company recorded a charge of $115.0 million (pretax and after tax) to increase the accrual for estimated future asbestos-related costs as a result of the findings from the annual review of asbestos-related liabilities. See Note 18 for additional information.

16. Restructuring Accruals

Beginning in 2007, the Company commenced a strategic review of its global profitability and manufacturing footprint. The combined 2007, 2008 and 2009 charges, amounting to $401.3 million ($333.1 million after tax amount attributable to the Company), reflect the decisions reached through December 31, 2009 in the Company's strategic review of its global manufacturing footprint. The related curtailment of plant capacity and realignment of selected operations will result in an overall reduction in the Company's workforce of approximately 3,250 jobs. Amounts recorded by the Company do not include any gains that may be realized upon the ultimate sale or disposition of closed facilities.

The Company's decisions to curtail selected production capacity have resulted in write downs of certain long-lived assets to the extent their carrying amounts exceeded fair value less cost to sell. The Company classified the significant assumptions used to determine the fair value of the impaired assets, which was not material, as "Level 3" in the fair value hierarchy as set forth in the general accounting principles for fair value measurements.

The Company also recorded liabilities for certain employee separation costs to be paid under contractual arrangements and other exit costs.

2007

During the third and fourth quarters of 2007, the Company recorded charges totaling $55.3 million ($40.2 million after tax amount attributable to the Company) for restructuring and asset impairment in Europe and North America. The curtailment of plant capacity resulted in elimination of approximately 560 jobs and a corresponding reduction in the Company's workforce.

Tabular data dollars in millions, except share and per share amounts

16. Restructuring Accruals (Continued)

2008

During 2008, the Company recorded charges totaling $132.4 million ($110.1 million after tax amount attributable to the Company) for restructuring and asset impairment across all segments as well as in Retained Corporate Costs and Other. The curtailment of plant capacity and realignment of selected operations resulted in elimination of approximately 1,240 jobs and a corresponding reduction in the Company's workforce.

2009

During 2009, the Company recorded charges totaling $213.6 million ($182.8 million after tax amount attributable to the Company) for restructuring and asset impairment across all segments. The curtailment of plant capacity will result in elimination of approximately 1,450 jobs and a corresponding reduction in the Company's workforce.

As of December 31, 2009, the Company has concluded its global manufacturing footprint review, with the final actions to be implemented during the first half of 2010. The Company expects that the majority of the remaining estimated cash expenditures related to the above charges will be paid out by the end of 2010.

Selected information related to the restructuring accrual is as follows:

	Employee Costs	Asset Impairment	Other	Total
2007 Charges	$ 26.1	$ 22.3	$ 6.9	$ 55.3
Write-down of assets to net realizable value	—	(22.3)	(2.4)	(24.7)
Total restructuring accrual at December 31, 2007	26.1	—	4.5	30.6
2008 charges	70.1	32.5	29.8	132.4
Write-down of assets to net realizable value		(32.5)	(4.7)	(37.2)
Net cash paid, principally severance and related benefits	(35.6)		(7.2)	(42.8)
Other, principally foreign exchange translation	(13.0)		(6.1)	(19.1)
Total restructuring accrual at December 31, 2008	47.6	—	16.3	63.9
2009 charges	116.3	78.7	18.6	213.6
Write-down of assets to net realizable value		(78.7)		(78.7)
Net cash paid, principally severance and related benefits	(60.8)		(7.5)	(68.3)
Other, principally foreign exchange translation	(8.8)		(1.6)	(10.4)
Remaining restructuring accrual as of December 31, 2009	$ 94.3	$ —	$25.8	$120.1

17. Additional Interest Charges from Early Extinguishment of Debt

During 2009, the Company recorded additional interest charges of $5.2 million (pretax and after tax) for note repurchase premiums and the write-off of unamortized finance fees, net of a gain from the termination of interest rate swap agreements, related to debt that was repaid prior to its maturity. During 2007, the Company recorded additional interest charges of $9.5 million ($8.8 million after tax) for note repurchase premiums and the write-off of unamortized finance fees related to debt that was repaid prior to its maturity.

Tabular data dollars in millions, except share and per share amounts

18. Contingencies

The Company is one of a number of defendants in a substantial number of lawsuits filed in numerous state and federal courts by persons alleging bodily injury (including death) as a result of exposure to dust containing asbestos fibers. From 1948 to 1958, one of the Company's former business units commercially produced and sold approximately $40 million of a high-temperature, calcium-silicate based pipe and block insulation material containing asbestos. The Company exited the pipe and block insulation business in April 1958. The traditional asbestos personal injury lawsuits and claims relating to such production and sale of asbestos material typically allege various theories of liability, including negligence, gross negligence and strict liability and seek compensatory and in some cases, punitive damages in various amounts (herein referred to as "asbestos claims").

The following table shows the approximate number of plaintiffs and claimants who had asbestos claims pending against the Company at the beginning of each listed year, the number of claims disposed of during that year, the year's filings and the claims pending at the end of each listed year (eliminating duplicate filings):

	2009	2008	2007
Pending at beginning of year	11,000	14,000	18,000
Disposed	10,000	8,000	13,000
Filed	6,000	5,000	9,000
Pending at end of year	7,000	11,000	14,000

Based on an analysis of the lawsuits pending as of December 31, 2009, approximately 79% of plaintiffs either do not specify the monetary damages sought, or in the case of court filings, claim an amount sufficient to invoke the jurisdictional minimum of the trial court. Approximately 20% of plaintiffs specifically plead damages of $15 million or less, and 1% of plaintiffs specifically plead damages greater than $15 million but less than $100 million. Fewer than 1% of plaintiffs specifically plead damages $100 million or greater but less than $122 million.

As indicated by the foregoing summary, current pleading practice permits considerable variation in the assertion of monetary damages. The Company's experience resolving hundreds of thousands of asbestos claims and lawsuits over an extended period, demonstrates that the monetary relief which may be alleged in a complaint bears little relevance to a claim's merits or disposition value. Rather, the amount potentially recoverable is determined by such factors as the plaintiff's severity of disease, the product identification evidence against specific defendants, the defenses available to those defendants, the specific jurisdiction in which the claim is made, and the plaintiff's history of smoking or exposure to other possible disease-causative factors.

In addition to the pending claims set forth above, the Company has claims-handling agreements in place with many plaintiffs' counsel throughout the country. These agreements require evaluation and negotiation regarding whether particular claimants qualify under the criteria established by such agreements. The criteria for such claims include verification of a compensable illness and a reasonable probability of exposure to a product manufactured by the Company's former business unit during its manufacturing period ending in 1958. Some plaintiffs' counsel have historically withheld claims under these agreements for later presentation while focusing their attention on active litigation in the tort system. The Company believes that as of December 31, 2009 there are approximately 800 claims against

Tabular data dollars in millions, except share and per share amounts

18. Contingencies (Continued)

other defendants which are likely to be asserted some time in the future against the Company. These claims are not included in the pending "lawsuits and claims" totals set forth above.

The Company is also a defendant in other asbestos-related lawsuits or claims involving maritime workers, medical monitoring claimants, co-defendants and property damage claimants. Based upon its past experience, the Company believes that these categories of lawsuits and claims will not involve any material liability and they are not included in the above description of pending matters or in the following description of disposed matters.

Since receiving its first asbestos claim, the Company as of December 31, 2009, has disposed of the asbestos claims of approximately 379,000 plaintiffs and claimants at an average indemnity payment per claim of approximately $7,500. Certain of these dispositions have included deferred amounts payable over a number of years. Deferred amounts payable totaled approximately $36.3 million at December 31, 2009 ($34.0 million at December 31, 2008) and are included in the foregoing average indemnity payment per claim. The Company's indemnity payments for these claims have varied on a per claim basis, and are expected to continue to vary considerably over time. As discussed above, a part of the Company's objective is to achieve, where possible, resolution of asbestos claims pursuant to claims-handling agreements. Failure of claimants to meet certain medical and product exposure criteria in the Company's administrative claims handling agreements has generally reduced the number of marginal or suspect claims that would otherwise have been received. This may have the effect of increasing the Company's per-claim average indemnity payment over time.

The Company believes that its ultimate asbestos-related liability (i.e., its indemnity payments or other claim disposition costs plus related legal fees) cannot reasonably be estimated. Beginning with the initial liability of $975 million established in 1993, the Company has accrued a total of approximately $3.65 billion through 2009, before insurance recoveries, for its asbestos-related liability. The Company's ability to reasonably estimate its liability has been significantly affected by the volatility of asbestos-related litigation in the United States, the inherent uncertainty of future disease incidence and claiming patterns, the expanding list of non-traditional defendants that have been sued in this litigation and found liable for substantial damage awards, the use of mass litigation screenings to generate new lawsuits, the large number of claims asserted or filed by parties who claim prior exposure to asbestos materials but have no present physical impairment as a result of such exposure, and the significant number of co-defendants that have filed for bankruptcy.

The Company has continued to monitor trends that may affect its ultimate liability and has continued to analyze the developments and variables affecting or likely to affect the resolution of pending and future asbestos claims against the Company. The material components of the Company's accrued liability are based on amounts determined by the Company in connection with its annual comprehensive review and consist of the following estimates, to the extent it is probable that such liabilities have been incurred and can be reasonably estimated: (i) the liability for asbestos claims already asserted against the Company; (ii) the liability for preexisting but unasserted asbestos claims for prior periods arising under its administrative claims-handling agreements with various plaintiffs' counsel; (iii) the liability for asbestos claims not yet asserted against the Company, but which the Company believes will be asserted in the next several years; and (iv) the legal defense costs likely to be incurred in connection with the foregoing types of claims.

18. Contingencies (Continued)

The significant assumptions underlying the material components of the Company's accrual are:

a) the extent to which settlements are limited to claimants who were exposed to the Company's asbestos-containing insulation prior to its exit from that business in 1958;

b) the extent to which claims are resolved under the Company's administrative claims agreements or on terms comparable to those set forth in those agreements;

c) the extent of decrease or increase in the incidence of serious disease cases and claiming patterns for such cases;

d) the extent to which the Company is able to defend itself successfully at trial;

e) the extent to which courts and legislatures eliminate, reduce or permit the diversion of financial resources for unimpaired claimants and so-called forum shopping;

f) the extent to which additional defendants with substantial resources and assets are required to participate significantly in the resolution of future asbestos lawsuits and claims;

g) the number and timing of additional co-defendant bankruptcies; and

h) the extent to which co-defendant bankruptcy trusts direct resources to resolve claims that are also presented to the Company and the timing of the payments made by the bankruptcy trusts.

As noted above, the Company conducts a comprehensive review of its asbestos-related liabilities and costs annually in connection with finalizing and reporting its annual results of operations, unless significant changes in trends or new developments warrant an earlier review. If the results of an annual comprehensive review indicate that the existing amount of the accrued liability is insufficient to cover its estimated future asbestos-related costs, then the Company will record an appropriate charge to increase the accrued liability. The Company believes that a reasonable estimation of the probable amount of the liability for claims not yet asserted against the Company is not possible beyond a period of several years. Therefore, while the results of future annual comprehensive reviews cannot be determined, the Company expects the addition of one year to the estimation period will result in an annual charge.

Other litigation is pending against the Company, in many cases involving ordinary and routine claims incidental to the business of the Company and in others presenting allegations that are non-routine and involve compensatory, punitive or treble damage claims as well as other types of relief. The Company records a liability for such matters when it is both probable that the liability has been incurred and the amount of the liability can be reasonably estimated. Recorded amounts are reviewed and adjusted to reflect changes in the factors upon which the estimates are based including additional information, negotiations, settlements, and other events.

The ultimate legal and financial liability of the Company with respect to the lawsuits and proceedings referred to above, in addition to other pending litigation, cannot reasonably be estimated. The Company's reported results of operations for 2009 were materially affected by the $180.0 million (pretax and after tax) fourth quarter charge for asbestos-related costs and asbestos-related payments continue to be substantial. Any future additional charge would likewise materially affect the Company's results of operations for the period in which it is recorded. Also, the continued use of significant

18. Contingencies (Continued)

amounts of cash for asbestos-related costs has affected and will continue to affect the Company's cost of borrowing and its ability to pursue global or domestic acquisitions. However, the Company believes that its operating cash flows and other sources of liquidity will be sufficient to pay its obligations for asbestos-related costs and to fund its working capital and capital expenditure requirements on a short-term and long-term basis.

19. Segment Information

The Company has four reportable segments based on its four geographic locations: (1) Europe; (2) North America; (3) South America; (4) Asia Pacific. These four segments are aligned with the Company's internal approach to managing, reporting, and evaluating performance of its global glass operations. Certain assets and activities not directly related to one of the regions or to glass manufacturing are reported with Retained Corporate Costs and Other. These include licensing, equipment manufacturing, global engineering, and non-glass equity investments. Retained Corporate Costs and Other also includes certain headquarters administrative and facilities costs and certain incentive compensation and other benefit plan costs that are global in nature and are not allocable to the reportable segments.

The Company's measure of profit for its reportable segments is Segment Operating Profit, which consists of consolidated earnings from continuing operations before interest income, interest expense, and provision for income taxes and excludes amounts related to certain items that management considers not representative of ongoing operations as well as certain retained corporate costs. The Company's management uses Segment Operating Profit, in combination with selected cash flow information, to evaluate performance and to allocate resources.

Segment Operating Profit for reportable segments includes an allocation of some corporate expenses based on both a percentage of sales and direct billings based on the costs of specific services provided. Beginning in 2008, the Company revised its method of allocating corporate expenses. The Company decreased slightly the percentage allocation based on sales and significantly expanded the number of functions included in the allocation based on cost of services. It is not practicable to quantify the net effect of these changes on periods prior to 2008. However, the effect for 2008 was to reduce the amount of retained corporate costs by approximately $38.0 million. The information below is presented on a continuing operations basis, and therefore, the 2007 amounts exclude amounts related to the discontinued operations of the Company's former Plastics Packaging segment. See Note 21 for more information.

Tabular data dollars in millions, except share and per share amounts

19. Segment Information (Continued)

Financial information regarding the Company's reportable segments is as follows:

Net Sales:	**2009**	**2008**	**2007**
Europe	$2,917.6	$3,497.8	$3,298.7
North America	2,074.3	2,209.7	2,271.3
South America	1,104.1	1,135.9	970.7
Asia Pacific	925.0	964.1	934.3
Reportable segment totals	7,021.0	7,807.5	7,475.0
Other	45.5	77.2	91.7
Net sales	$7,066.5	$7,884.7	$7,566.7

Segment Operating Profit:	**2009**	**2008**	**2007**
Europe	$ 332.6	$ 477.8	$ 433.0
North America	281.5	185.2	265.1
South America	250.6	331.0	254.9
Asia Pacific	131.3	162.8	154.0
Reportable segment totals	996.0	1,156.8	1,107.0
Items excluded from Segment Operating Profit:			
Retained corporate costs and other	(66.7)	(0.7)	(78.8)
Restructuring and asset impairments	(213.6)	(133.3)	(100.3)
Charge for Venezuela currency remeasurement	(17.3)		
Charge for asbestos related costs	(180.0)	(250.0)	(115.0)
Interest income	28.6	38.6	42.3
Interest expense	(221.7)	(253.0)	(348.6)
Earnings from continuing operations before income taxes	$ 325.3	$ 558.4	$ 506.6

Tabular data dollars in millions, except share and per share amounts

19. Segment Information (Continued)

	Europe	North America	South America	Asia Pacific	Reportable Segment Totals	Retained Corp Costs and Other	Consolidated Totals
Total assets:							
2009	$3,852.3	$1,899.8	$855.9	$1,683.0	$8,291.0	$436.4	$8,727.4
2008	3,758.4	1,802.9	976.2	1,239.6	7,777.1	199.4	7,976.5
2007	4,124.1	1,946.9	965.7	1,558.1	8,594.8	729.8	9,324.6
Equity earnings:							
2009	$ 12.5	$ 14.2	$ —	$ —	$ 26.7	$ 25.9	$ 52.6
2008	14.1	12.6			26.7	24.1	50.8
2007	8.0	10.4	(2.7)		15.7	18.4	34.1
Capital expenditures(1):							
2009							
Continuing	$ 169.7	$ 103.0	$ 66.9	$ 81.5	$ 421.1	$ 6.5	$ 427.6
2008							
Continuing	151.9	90.5	57.3	57.6	357.3	4.4	361.7
2007							
Continuing	129.2	65.9	51.1	42.0	288.2	4.3	292.5
Discontinued						23.3	23.3
Depreciation and amortization expense:							
2009							
Continuing	$ 178.6	$ 98.9	$ 50.1	$ 67.1	$ 394.7	$ 11.6	$ 406.3
2008							
Continuing	222.0	98.7	56.5	80.4	457.6	10.2	467.8
2007							
Continuing	210.3	107.3	54.3	81.7	453.6	7.3	460.9
Discontinued						23.3	23.3

(1) Excludes property, plant and equipment acquired through acquisitions.

The Company's net property, plant, and equipment by geographic segment are as follows:

	United States	Foreign	Total
2009	$639.2	$2,103.1	$2,742.3
2008	679.5	1,966.1	2,645.6
2007	678.9	2,271.1	2,950.0

Tabular data dollars in millions, except share and per share amounts

19. Segment Information (Continued)

The Company's net sales by geographic segment are as follows:

	United States	Foreign	Total
2009	$1,877.5	$5,189.0	$7,066.5
2008	1,894.8	5,989.9	7,884.7
2007	1,920.6	5,646.1	7,566.7

Operations in individual countries outside the United States that accounted for more than 10% of consolidated net sales from continuing operations were in Italy (2009—10.4%, 2008—10.7%, 2007—10.1%) and France (2009—13.0%, 2008—14.7%, 2007—19.3%).

20. Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2007, 2008 and 2009 are as follows:

	North America	Europe	Asia Pacific	South America	Other	Total
Balance as of January 1, 2007	$721.6	$1,017.0	$ 502.1	$ —	$14.5	$2,255.2
Translation effects	25.1	115.3	54.6			195.0
Other changes	(1.1)	(13.0)			(8.0)	(22.1)
Balance as of December 31, 2007	745.6	1,119.3	556.7	—	6.5	2,428.1
Translation effects	(28.8)	(58.2)	(123.1)		0.3	(209.8)
Other changes		(10.1)			(0.7)	(10.8)
Balance as of December 31, 2008	716.8	1,051.0	433.6	—	6.1	2,207.5
Translation effects	18.9	29.6	124.8			173.3
Other changes					0.2	0.2
Balance as of December 31, 2009	$735.7	$1,080.6	$ 558.4	$ —	$ 6.3	$2,381.0

Goodwill for the Asia Pacific segment is net of accumulated impairment losses of $494.0 million.

During the fourth quarters of 2009, 2008 and 2007, the Company completed its annual impairment testing and determined that no impairment existed.

21. Discontinued Operations

On July 31, 2007, the Company completed the sale of its plastics packaging business to Rexam PLC for approximately $1.825 billion in cash. In accordance with general accounting principles, the Company has presented the results of operations for the plastics packaging business in the Consolidated Results of Operations for the year ended December 31, 2007 as discontinued operations. Interest expense was allocated to the discontinued operations based on debt that was required by an amendment to the Secured Credit Agreement to be repaid from the net proceeds. Amounts for 2007 have been reclassified to conform to this presentation.

Tabular data dollars in millions, except share and per share amounts

21. Discontinued Operations (Continued)

The following summarizes the revenues and expenses of the discontinued operations as reported in the consolidated results of operations for the period indicated:

	Year ended December 31, 2007
Net sales	$ 455.0
Manufacturing, shipping and delivery	(343.5)
Gross profit	111.5
Selling and administrative	(20.7)
Research, development and engineering	(8.3)
Interest expense	(80.6)
Other income	(0.1)
Other expense	(1.2)
Earnings before items below	0.6
Credit for income taxes	2.4
Earnings from discontinued operations	3.0
Gain on sale of discontinued operations	1,038.5
Net earnings from discontinued operations	1,041.5
Net earnings from discontinued operations attributable to noncontrolling interests	(0.2)
Net earnings from discontinued operations attributable to the Company	$1,041.3

The 2007 gain on the sale of discontinued operations of $1,038.5 million includes charges totaling $62.1 million for debt retirement costs, consisting principally of redemption premiums and write off of unamortized fees, and a gain of $8.7 million for curtailment and settlement of pension and other postretirement benefits. The gain also includes a net provision for income taxes of $38.2 million, consisting of taxes on the gain of $445.0 million that are substantially offset by a credit of $406.8 million for the reversal of valuation allowances against existing tax loss carryforwards. The sale agreement provides for an adjustment of the selling price based on working capital levels and certain other factors.

The gain on sale of discontinued operations of $6.8 million reported in 2008 relates to an adjustment of the 2007 gain on the sale of the plastics packaging business mainly related to finalizing certain tax allocations and an adjustment to the selling price in accordance with procedures set forth in the final contract.

22. Venezuelan Operations

Venezuelan government restrictions on transfers of cash out of the country have limited the Company's ability to immediately access cash at the government's official exchange rate, which, as of December 31, 2009, had remained fixed at 2.15 bolivars to the U.S. dollar since early 2005. The Company has been able to obtain U.S. dollars at the official rate to pay for some of its key raw

Tabular data dollars in millions, except share and per share amounts

22. Venezuelan Operations (Continued)

materials and other imports. However, in 2009, the Venezuelan government significantly slowed the process of exchanging bolivars to U.S. dollars at the official rate. As a result, the Company's cash balance in Venezuela increased as earnings accumulated. The Company has the ability to access the cash in Venezuela more quickly through a market-driven parallel exchange process which, at December 31, 2009, valued the bolivar about 60% lower than the official exchange rate. During the last half of 2009, the Company entered into a series of parallel market transactions in order to exchange Venezuelan bolivars into U.S. dollars, and recognized foreign currency exchange losses of $28.0 million. The Company will continue to pursue currency exchange at official rates to pay for its approved imports and to remit earnings. However, it will also monitor conditions in Venezuela and presently intends to continue transferring cash generated in the country through parallel market transactions.

Due to the government restrictions on currency exchange in Venezuela discussed above, the Company used the parallel market rate to translate the balance sheets of its Venezuelan subsidiaries as of December 31, 2009. The impact of this change from the official exchange rate was an approximate 60% reduction in the reported U.S. dollar amounts for all assets and liabilities of the Company's Venezuelan subsidiaries, and a resulting $132.5 million charge recorded in the cumulative translation adjustment component of other comprehensive income and $45.9 million charge recorded against noncontrolling interests. In addition, the Company remeasured certain bolivar-denominated assets and liabilities held outside of Venezuela to the parallel market rate and recorded a charge of $17.3 million in December 2009. The adoption of the parallel market rate will have an adverse impact on the Company's South American segment operating profit in future periods as most of the revenues and costs of the Company's Venezuelan operations will be translated into fewer U.S. dollars. The Company's Venezuelan operations represented approximately 40% of the South American segment operating profit for 2009, including the $28.0 million foreign exchange losses recognized by the Company from the parallel market transactions noted above.

In addition, inflation in Venezuela has continued at an accelerated rate, and, beginning January 1, 2010, Venezuela's economy will be considered highly inflationary. For accounting purposes, an economy is deemed to be highly inflationary when the three-year cumulative rate of inflation exceeds 100%. Under the highly-inflationary basis of accounting, the Company must adopt the U.S. dollar as the functional currency for its Venezuelan operations as of January 1, 2010. Any subsequent movements in the bolivar to U.S. dollar exchange rate will be recognized in the results of operations. In addition, monetary assets (such as cash and receivables) and liabilities (such as payables and accruals) will be remeasured at the end of each reporting period using the currency exchange rate at that date. Because the Company has elected to adopt the parallel market rate and because that rate is subject to market fluctuation, such remeasurement will increase the volatility of reported results of operations.

On January 8, 2010, the Venezuelan government announced the devaluation of the bolivar and the creation of a two-tiered official exchange rate. The official exchange rate will move from 2.15 bolivars to the U.S. dollar to 2.60 for essential goods and 4.30 for non-essential goods. The Venezuelan government also announced that it will intervene in the parallel exchange market. The Company is still evaluating the impact of the bolivar devaluation on its Venezuelan operations. The Company had been able to receive the official rate of 2.15 for certain raw materials it imports into Venezuela, and believes that it will receive the essential goods rate of 2.60 for these raw materials in the future.

Tabular data dollars in millions, except share and per share amounts

23. Financial Information for Subsidiary Guarantors and Non-Guarantors

The following presents condensed consolidated financial information for the Company, segregating: (1) Owens-Illinois, Inc., the issuer of two series of senior notes and debentures (the "Parent"); (2) the two subsidiaries which have guaranteed the senior notes and debentures on a subordinated basis (the "Guarantor Subsidiaries"); and (3) all other subsidiaries (the "Non-Guarantor Subsidiaries"). The Guarantor Subsidiaries are 100% owned direct and indirect subsidiaries of the Company and their guarantees are full, unconditional and joint and several. They have no operations and function only as intermediate holding companies.

Wholly-owned subsidiaries are presented on the equity basis of accounting. Certain reclassifications have been made to conform all of the financial information to the financial presentation on a consolidated basis. The principal eliminations relate to investments in subsidiaries and inter-company balances and transactions.

	December 31, 2009				
Balance Sheet	**Parent**	**Guarantor Subsidiaries**	**Non-Guarantor Subsidiaries**	**Eliminations**	**Consolidated**
Current assets:					
Accounts receivable	$ —	$ —	$1,004.2	$ —	$1,004.2
Inventories			900.3		900.3
Other current assets			892.2		892.2
Total current assets	—	—	2,796.7	—	2,796.7
Investments in and advances to subsidiaries	2,301.4	2,023.3		(4,324.7)	—
Goodwill			2,381.0		2,381.0
Other non-current assets			807.4		807.4
Total other assets	2,301.4	2,023.3	3,188.4	(4,324.7)	3,188.4
Property, plant and equipment, net			2,742.3		2,742.3
Total assets	$2,301.4	$2,023.3	$8,727.4	$(4,324.7)	$8,727.4
Current liabilities :					
Accounts payable and accrued liabilities	$ —	$ —	$1,507.3	$ —	$1,507.3
Current portion of asbestos liability	175.0				175.0
Short-term loans and long-term debt due within one year	28.1		352.0	(28.1)	352.0
Total current liabilities	203.1	—	1,859.3	(28.1)	2,034.3
Long-term debt	250.0		3,257.5	(250.0)	3,257.5
Asbestos-related liabilities	310.1				310.1
Other non-current liabilities			1,389.1		1,389.1
Total share owners' equity of the Company	1,538.2	2,023.3	2,023.3	(4,046.6)	1,538.2
Noncontrolling interests			198.2		198.2
Total liabilities and share owners' equity	$2,301.4	$2,023.3	$8,727.4	$(4,324.7)	$8,727.4

Tabular data dollars in millions, except share and per share amounts

23. Financial Information for Subsidiary Guarantors and Non-Guarantors (Continued)

	December 31, 2008				
Balance Sheet	**Parent**	**Guarantor Subsidiaries**	**Non-Guarantor Subsidiaries**	**Eliminations**	**Consolidated**
Current assets:					
Accounts receivable	$ —	$ —	$ 988.8	$ —	$ 988.8
Inventories			999.5		999.5
Other current assets			456.4		456.4
Total current assets	—	—	2,444.7	—	2,444.7
Investments in and advances to subsidiaries	2,035.9	1,535.9		(3,571.8)	—
Goodwill			2,207.5		2,207.5
Other non-current assets			678.7		678.7
Total other assets	2,035.9	1,535.9	2,886.2	(3,571.8)	2,886.2
Property, plant and equipment, net			2,645.6		2,645.6
Total assets	$2,035.9	$1,535.9	$7,976.5	$(3,571.8)	$7,976.5
Current liabilities :					
Accounts payable and accrued liabilities	$ —	$ —	$1,434.5	$ —	$1,434.5
Current portion of asbestos liability	175.0				175.0
Short-term loans and long-term debt due within one year			393.8		393.8
Total current liabilities	175.0	—	1,828.3	—	2,003.3
Long-term debt	508.9		2,931.4	(500.0)	2,940.3
Asbestos-related liabilities	320.3				320.3
Other non-current liabilities	(8.9)		1,428.1		1,419.2
Total share owners' equity of the Company	1,040.6	1,535.9	1,535.9	(3,071.8)	1,040.6
Noncontrolling interests			252.8		252.8
Total liabilities and share owners' equity	$2,035.9	$1,535.9	$7,976.5	$(3,571.8)	$7,976.5

Tabular data dollars in millions, except share and per share amounts

23. Financial Information for Subsidiary Guarantors and Non-Guarantors (Continued)

	Year ended December 31, 2009				
Results of Operations	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$ —	$ —	$ 7,066.5	$ —	$ 7,066.5
Manufacturing, shipping, and delivery			(5,582.6)		(5,582.6)
Gross profit	—	—	1,483.9	—	1,483.9
Research, engineering, selling, administrative, and other	(180.0)		(862.2)		(1,042.2)
External interest expense	(39.0)		(182.7)		(221.7)
Intercompany interest expense		(39.0)	(39.0)	78.0	—
External interest income			28.6		28.6
Intercompany interest income	39.0	39.0		(78.0)	—
Equity earnings from subsidiaries	314.6	314.6		(629.2)	—
Other equity earnings			52.6		52.6
Other revenue			24.1		24.1
Earnings before income taxes	134.6	314.6	505.3	(629.2)	325.3
Provision for income taxes	27.2		(154.7)		(127.5)
Net earnings	161.8	314.6	350.6	(629.2)	197.8
Net earnings attributable to noncontrolling interests			(36.0)		(36.0)
Net earnings attributable to the Company	$ 161.8	$314.6	$ 314.6	$(629.2)	$ 161.8

Tabular data dollars in millions, except share and per share amounts

23. Financial Information for Subsidiary Guarantors and Non-Guarantors (Continued)

	Year ended December 31, 2008				
Results of Operations	**Parent**	**Guarantor Subsidiaries**	**Non-Guarantor Subsidiaries**	**Eliminations**	**Consolidated**
Net sales	$ —	$ —	$ 7,884.7	$ —	$ 7,884.7
Manufacturing, shipping, and delivery			(6,208.1)		(6,208.1)
Gross profit	—	—	1,676.6	—	1,676.6
Research, engineering, selling, administrative, and other	(250.0)		(732.7)		(982.7)
External interest expense	(45.8)		(207.2)		(253.0)
Intercompany interest expense		(45.8)	(45.8)	91.6	—
External interest income			38.6		38.6
Intercompany interest income	45.8	45.8		(91.6)	—
Equity earnings from subsidiaries	500.3	500.3		(1,000.6)	—
Other equity earnings			50.8		50.8
Other revenue			28.1		28.1
Earnings from continuing operations before income taxes	250.3	500.3	808.4	(1,000.6)	558.4
Provision for income taxes	1.2		(237.9)		(236.7)
Earnings from continuing operations	251.5	500.3	570.5	(1,000.6)	321.7
Net earnings of discontinued operations	6.8	6.8	6.8	(13.6)	6.8
Net earnings	258.3	507.1	577.3	(1,014.2)	328.5
Net earnings attributable to noncontrolling interests			(70.2)		(70.2)
Net earnings attributable to the Company	$ 258.3	$507.1	$ 507.1	$(1,014.2)	$ 258.3

Tabular data dollars in millions, except share and per share amounts

23. Financial Information for Subsidiary Guarantors and Non-Guarantors (Continued)

	Year ended December 31, 2007				
Results of Operations	**Parent**	**Guarantor Subsidiaries**	**Non-Guarantor Subsidiaries**	**Eliminations**	**Consolidated**
Net sales	$ —	$ —	$ 7,566.7	$ —	$ 7,566.7
Manufacturing, shipping, and delivery			(5,971.4)		(5,971.4)
Gross profit	—	—	1,595.3	—	1,595.3
Research, engineering, selling, administrative, and other	(115.0)		(737.6)		(852.6)
External interest expense	(66.9)		(281.7)		(348.6)
Intercompany interest expense		(66.9)	(66.9)	133.8	—
External interest income			42.3		42.3
Intercompany interest income	66.9	66.9		(133.8)	—
Equity earnings from subsidiaries	414.1	414.1		(828.2)	—
Other equity earnings			34.1		34.1
Other revenue			36.1		36.1
Earnings from continuing operations before income taxes	299.1	414.1	621.6	(828.2)	506.6
Provision for income taxes			(147.8)		(147.8)
Earnings from continuing operations	299.1	414.1	473.8	(828.2)	358.8
Net earnings of discontinued operations	1,041.5	1,041.5	1,041.5	(2,083.0)	1,041.5
Net earnings	1,340.6	1,455.6	1,515.3	(2,911.2)	1,400.3
Net earnings attributable to noncontrolling interests			(59.7)		(59.7)
Net earnings attributable to the Company	$1,340.6	$1,455.6	$ 1,455.6	$(2,911.2)	$ 1,340.6

Tabular data dollars in millions, except share and per share amounts

23. Financial Information for Subsidiary Guarantors and Non-Guarantors (Continued)

	Year ended December 31, 2009				
Cash Flows	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash provided by (utilized in) operating activities	$(190.3)	$ —	$ 990.3	$ —	$ 800.0
Cash utilized in investing activities			(418.0)		(418.0)
Cash provided by (utilized in) financing activities	190.3		(76.1)		114.2
Effect of exchange rate change on cash			(64.0)		(64.0)
Net change in cash	—	—	432.2	—	432.2
Cash at beginning of period			379.5		379.5
Cash at end of period	$ —	$ —	$ 811.7	$ —	$ 811.7

	Year ended December 31, 2008				
Cash Flows	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash provided by (utilized in) operating activities	$(209.0)	$ —	$ 966.2	$ —	$ 757.2
Cash utilized in investing activities			(377.2)		(377.2)
Cash provided by (utilized in) financing activities	209.0		(574.3)		(365.3)
Effect of exchange rate change on cash			(22.9)		(22.9)
Net change in cash	—	—	(8.2)	—	(8.2)
Cash at beginning of period			387.7		387.7
Cash at end of period	$ —	$ —	$ 379.5	$ —	$ 379.5

	Year ended December 31, 2007				
Cash Flows	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash provided by (utilized in) operating activities	$(347.1)	$ —	$ 1,012.1	$ —	$ 665.0
Cash provided by investing activities			1,444.4		1,444.4
Cash provided by (utilized in) financing activities	347.1		(2,343.3)		(1,996.2)
Effect of exchange rate change on cash			51.8		51.8
Net change in cash	—	—	165.0	—	165.0
Cash at beginning of period			222.7		222.7
Cash at end of period	$ —	$ —	$ 387.7	$ —	$ 387.7

Selected Quarterly Financial Data (unaudited)

The following tables present selected financial data by quarter for the years ended December 31, 2009 and 2008:

2009

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year to Date
Net sales	$1,519.0	$1,807.0	$1,874.6	$1,865.9	$7,066.5
Gross profit	$ 296.8	$ 407.4	$ 448.7	$ 331.0	$1,483.9
Net earnings (loss) attributable to the Company(a)	$ 45.1	$ 149.3	$ 126.7	$ (159.3)	$ 161.8
Earnings per share of common stock(b):					
Basic:					
Net earnings	$ 0.27	$ 0.89	$ 0.75	$ (0.95)	$ 0.96
Diluted:					
Net earnings	$ 0.27	$ 0.88	$ 0.74	$ (0.95)	$ 0.95

(a) Amount for the first quarter includes charges of $50.4 million ($47.7 million after tax amount attributable to the Company) for restructuring and asset impairment. The effect of these charges is a reduction in earnings per share of $0.28.

Amount for the second quarter includes charges totaling $10.4 million (pretax and after tax amount attributable to the Company) for the following: (1) $5.2 million for note repurchase premiums and the write-off of finance fees related to debt that was repaid prior to its maturity; and (2) $5.2 million for restructuring and asset impairment. The effect of these charges is a reduction in earnings per share of $0.06.

Amount for the third quarter includes charges of $57.5 million ($36.0 million after tax amount attributable to the Company) for restructuring and asset impairment. The effect of these charges is a reduction in earnings per share of $0.21.

Amount for the fourth quarter includes charges totaling $297.8 million ($291.4 million after tax amount attributable to the Company) for the following: (1) $180.0 million (pretax and after tax) to increase the accrual for estimated future asbestos-related costs; (2) $100.5 million ($93.8 million after tax amount attributable to the Company) for restructuring and asset impairment; and (3) $17.3 million ($17.6 million after tax amount attributable to the Company) for the remeasurement of certain bolivar-denominated assets and liabilities held outside of Venezuela. The effect of these charges is a reduction in earnings per share of $1.71.

Amount for the fourth quarter includes a non-cash tax benefit transferred from other comprehensive income (equity) of $47.9 million. The effect of this tax benefit is an increase in earnings per share of $0.28.

(b) Earnings per share are computed independently for each period presented. As such, the sums of the amounts calculated separately for each quarter do not equal the year-to-date amount.

2008

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year to Date
Net sales	$1,960.5	$2,210.6	$2,008.6	$1,705.0	$7,884.7
Gross profit	$ 456.8	$ 525.2	$ 407.3	$ 287.3	$1,676.6
Amounts attributable to the Company:					
Earnings (loss) from continuing operations(c)	174.0	227.5	78.6	(228.6)	251.5
Gain (loss) on sale of discontinued operations	4.1	3.8		(1.1)	6.8
Net earnings (loss)	$ 178.1	$ 231.3	$ 78.6	$ (229.7)	$ 258.3
Earnings (loss) per share of common stock(d):					
Basic:					
Earnings (loss) from continuing operations	$ 1.06	$ 1.37	$ 0.47	$ (1.38)	$ 1.49
Gain (loss) on sale of discontinued operations	0.03	0.02		(0.01)	0.04
Net earnings (loss)	$ 1.09	$ 1.39	$ 0.47	$ (1.39)	$ 1.53
Diluted:					
Earnings (loss) from continuing operations	$ 1.02	$ 1.33	$ 0.46	$ (1.38)	$ 1.48
Gain (loss) on sale of discontinued operations	0.02	0.02		(0.01)	0.04
Net earnings (loss)	$ 1.04	$ 1.35	$ 0.46	$ (1.39)	$ 1.52

(c) Amount for the first quarter includes charges of $12.9 million ($9.7 million after tax amount attributable to the Company) for restructuring and asset impairment. The effect of these charges is a reduction in earnings per share of $0.06.

Amount for the second quarter includes charges of $8.2 million ($4.2 million after tax amount attributable to the Company) for restructuring and asset impairment. The effect of these charges is a reduction in earnings per share of $0.02.

Amount for the third quarter includes charges of $90.6 million ($79.7 million after tax amount attributable to the Company) for restructuring and asset impairment. The effect of these charges is a reduction in earnings per share of $0.47. Amount for the third quarter also includes a net benefit of $6.2 million ($4.6 million after tax amount attributable to the Company) related to tax legislation and restructuring in Europe. The effect of this benefit is an increase in earnings per share of $0.03.

Amount for the fourth quarter includes charges totaling $271.6 million ($265.3 million after tax amount attributable to the Company) for the following: (1) $250.0 million ($248.8 million after tax) to increase the accrual for estimated future asbestos-related costs; and (2) $21.6 million ($16.5 million after tax amount attributable to the Company) for restructuring and asset impairment. The effect of these charges is a reduction in earnings per share of $1.56.

Amount for the fourth quarter includes expense of $39.5 million related to tax restructuring and other. The effect of this expense is a decrease in earnings per share of $0.23.

The Company adopted the provisions of a new accounting standard on January 1, 2009, which required the Company to allocate earnings to unvested restricted shares outstanding during the period and was also required to be retrospectively applied to 2008. Basic earnings per share for the first and second quarters of 2008 were reduced by $0.02 and $0.01 per share, respectively. There was no impact on basic earnings per share for the third and fourth quarters of 2008. The overall impact on basic earnings per share for the year ended December 31, 2008 was a reduction of $0.03 per share. There was no impact on diluted earnings per share in any period presented.

(d) Earnings per share are computed independently for each period presented. As such, the sums of the amounts calculated separately for each quarter do not equal the year-to-date amount.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Also, the Company has investments in certain unconsolidated entities. As the Company does not control or manage these entities, its disclosure controls and procedures with respect to such entities are necessarily substantially more limited than those maintained with respect to its consolidated subsidiaries.

As required by Rule 13a-15(b) of the Exchange Act, the Company carried out an evaluation, under the supervision and with the participation of management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this report. Based on the foregoing, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2009.

Management concluded that the Company's system of internal control over financial reporting was effective as of December 31, 2009. There has been no change in the Company's internal controls over financial reporting during the Company's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting. The Company is undertaking the phased implementation of a global Enterprise Resource Planning software system and believes it is maintaining and monitoring appropriate internal controls during the implementation period. The Company believes that the internal control environment will be enhanced as a result of implementation.

Management's Report on Internal Control over Financial Reporting

The management of Owens-Illinois, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States. However, all internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and reporting.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2009. In making this assessment management used the criteria for effective internal control over financial reporting as described in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO framework).

Based on this assessment, using the criteria above, management concluded that the Company's system of internal control over financial reporting was effective as of December 31, 2009.

The Company's independent registered public accounting firm, Ernst & Young LLP, that audited the Company's consolidated financial statements, has issued an attestation report on the Company's internal control over financial reporting which is included below.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Share Owners of
Owens-Illinois, Inc.

We have audited Owens-Illinois, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Owens-Illinois, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Owens-Illinois, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Owens-Illinois, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of results of operations, share owners' equity, and cash flows for each of the three years in the period ended December 31, 2009 and our report dated February 10, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Toledo, Ohio

February 10, 2010

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information with respect to non-officer directors and corporate governance is included in the 2010 Proxy Statement in the sections entitled "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" and such information is incorporated herein by reference.

Information with respect to executive officers is included herein on page 9.

Code of Business Conduct and Ethics

The Company's Code of Business Conduct and Ethics, which is applicable to all directors, officers and employees of the Company, including the principal executive officer, the principal financial officer and the principal accounting officer, is available on the Investor Relations section of the Company's web site (www.o-i.com). A copy of the Code is also available in print to share owners upon request, addressed to the Corporate Secretary at Owens-Illinois, Inc., One Michael Owens Way, Perrysburg, Ohio 43551. The Company intends to post amendments to or waivers from its Code of Business Conduct and Ethics (to the extent applicable to the Company's directors, executive officers or principal financial officers) at this location on its web site.

ITEM 11. EXECUTIVE COMPENSATION

The section entitled "Director and Executive Compensation and Other Information," exclusive of the subsections entitled "Board Compensation Committee Report on Executive Compensation" which is included in the 2010 Proxy Statement is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The section entitled "Security Ownership of Certain Beneficial Owners and Management" which is included in the 2010 Proxy Statement is incorporated herein by reference.

The following table summarizes securities authorized for issuance under equity compensation plans as of December 31, 2009.

Plan Category	Equity Compensation Plan Information		
	(a)	(b)	(c)
	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1) (thousands)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (thousands)
Equity compensation plans approved by security holders	4,061	$18.93	8,365
Equity compensation plans not approved by security holders	—	—	—
Total	4,061	$18.93	8,365

(1) Represents options to purchase shares of the Company's common stock. There are no outstanding warrants or rights.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The section entitled "Director and Executive Compensation and Other Information," exclusive of the subsection entitled "Board Compensation Committee Report on Executive Compensation," which is included in the 2010 Proxy Statement, is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information with respect to principal accountant fees and services is included in the 2010 Proxy Statement in the section entitled "Independent Registered Public Accounting Firm" and such information is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

Index of Financial Statements and Financial Statement Schedules Covered by Report of Independent Auditors.

All other schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule.

EXHIBIT INDEX

S-K Item 601 No.		Document
3.1	—	Second Restated Certificate of Incorporation of Owens-Illinois, Inc. (filed as Exhibit 3.1 to Owens-Illinois, Inc.'s Form 10-Q, File No. 1-9576 and incorporated herein by reference).
3.2	—	Third Amended and Restated Bylaws of Owens-Illinois, Inc., (filed as Exhibit 3.1 to Owens-Illinois, Inc.'s Form 8-K dated April 23, 2009, File No. 1-9576, and incorporated herein by reference).
4.1	—	Indenture dated as of May 20, 1998, between Owens-Illinois, Inc. and The Bank of New York, as Trustee (filed as Exhibit 4.1 to Owens-Illinois, Inc.'s Form 8-K dated May 20, 1998, File No. 1-9576, and incorporated herein by reference).
4.2	—	Officers' Certificate, dated May 20, 1998, establishing the terms of the 7.50% Senior Notes due 2010; including the Form of 7.50% Senior Note due 2010 (filed as Exhibits 4.4 and 4.8, respectively, to Owens-Illinois, Inc.'s Form 8-K dated May 20, 1998, File No. 1-9576, and incorporated herein by reference).
4.3	—	Officers' Certificate, dated May 20, 1998, establishing the terms of the 7.80% Senior Notes due 2018; including the Form of 7.80% Senior Note due 2018 (filed as Exhibits 4.5 and 4.9, respectively, to Owens-Illinois, Inc.'s Form 8-K dated May 20, 1998, File No. 1-9576, and incorporated herein by reference).
4.4	—	Supplemental Indenture, dated as of June 26, 2001 among Owens-Illinois, Inc., Owens-Illinois Group, Inc., Owens-Brockway Packaging, Inc. and The Bank of New York, as Trustee (May 20, 1998 Indenture) (filed as Exhibit 4.1 to Owens-Illinois Inc.'s Form 10-Q for the quarter ended September 30, 2001, File No. 1-9576, and incorporated herein by reference).
4.5	—	Second Supplemental Indenture, dated as of December 1, 2004 among Owens-Illinois, Inc., Owens-Illinois Group, Inc., Owens-Brockway Packaging, Inc. and The Bank of New York, as Trustee (filed as Exhibit 4.1 to Owens-Illinois Inc.'s Form 8-K dated December 1, 2004, File No. 1-9576, and incorporated herein by reference).
4.6	—	Indenture, dated as of December 1, 2004, by and among Owens-Brockway Glass Container Inc., the guarantors party thereto and Law Debenture Trust Company of New York, as Trustee (filed as Exhibit 4.26 to Owens-Illinois Group, Inc.'s Form S-4, File No. 333-123960, and incorporated herein by reference).
4.7	—	Indenture, dated as of March 14, 2007, by and among OI European Group B.V., the guarantors party thereto and Law Debenture Trust Company of New York, as Trustee (filed as Exhibit 4.1 to Owens-Illinois Group, Inc.'s Form 8-K dated March 14, 2007, File No. 33-13061, and incorporated herein by reference).
4.8	—	Indenture, dated as of May 12, 2009, by and among Owens-Brockway Glass Container Inc., the guarantors party thereto and U.S. Bank National Association, as Trustee (filed as Exhibit 4.1 to Owens-Illinois Group, Inc.'s Form 8-K dated May 12, 2009, File No. 33-13061, and incorporated herein by reference).

S-K Item 601 No.		Document
4.9	—	Credit Agreement, dated as of June 14, 2006, by and among the Borrowers named therein, Owens-Illinois General, Inc., as Borrower's agent, Deutsche Bank AG, New York Branch, as Administrative Agent, and the other Agents, Arrangers and Lenders named therein (filed as exhibit 4.1 to Owens-Illinois Group, Inc.'s Form 8-K dated June 14, 2006, File No. 33-13061, and incorporated herein by reference).
4.10	—	Second Amendment to Credit Agreement and Consent, dated June 11, 2007 (filed as Exhibit 4.1 to Owens-Illinois Group, Inc.'s Form 8-K dated June 11, 2007, File No. 33-13061, and incorporated herein by reference).
4.11	—	Second Amended and Restated Intercreditor Agreement, dated as of June 14, 2006, by and among Deutsche Bank AG, New York Branch, as Administrative Agent for the lenders party to the Credit Agreement (as defined therein) and Deutsche Bank Trust Company Americas, as Collateral Agent (as defined therein) and any other parties thereto (filed as exhibit 4.2 to Owens-Illinois Group, Inc.'s Form 8-K dated June 14, 2006, File No. 33-13061, and incorporated herein by reference).
4.12	—	Second Amended and Restated Pledge Agreement, dated as of June 14, 2006, between Owens-Illinois Group, Inc., Owens-Brockway Packaging, Inc., and Deutsche Bank Trust Company Americas, as Collateral Agent (as defined therein) and any other parties thereto (filed as exhibit 4.3 to Owens-Illinois Group, Inc.'s Form 8-K dated June 14, 2006, File No. 33-13061, and incorporated herein by reference).
4.13	—	Second Amended and Restated Security Agreement, dated as of June 14, 2006, between Owens-Illinois Group, Inc., each of the direct and indirect subsidiaries of Owens-Illinois Group, Inc. signatory thereto, and Deutsche Bank Trust Company Americas, as Collateral Agent (as defined therein) (filed as exhibit 4.4 to Owens-Illinois Group, Inc.'s Form 8-K dated June 14, 2006, File No. 33-13061, and incorporated herein by reference).
10.1*	—	Amended and Restated Owens-Illinois Supplemental Retirement Benefit Plan (filed as Exhibit 10.1 to Owens-Illinois, Inc.'s Form 10-Q for the quarter ended June 30, 1998, File No. 1-9576, and incorporated herein by reference).
10.2*	—	First Amendment to Amended and Restated Owens-Illinois Supplemental Retirement Benefit Plan (filed as Exhibit 10.3 to Owens-Illinois, Inc.'s Form 10-K for the year ended December 31, 2000, File No. 1-9576, and incorporated herein by reference).
10.3*	—	Second Amendment to Amended and Restated Owens-Illinois Supplemental Retirement Benefit Plan (filed as Exhibit 10.1 to Owens-Illinois, Inc.'s Form 10-Q for the quarter ended March 31, 2002, File No. 1-9576, and incorporated herein by reference).
10.4*	—	Third Amendment to Amended and Restated Owens-Illinois Supplemental Retirement Benefit Plan (filed as Exhibit 10.1 to Owens-Illinois, Inc.'s Form 10-Q for the quarter ended March 31, 2003, File No. 1-9576, and incorporated herein by reference).

S-K Item 601 No.		Document
10.5*	—	Form of Employment Agreement between Owens-Illinois, Inc. and various Employees (filed as Exhibit 10(m) to Owens-Illinois, Inc.'s Form 10-K for the year ended December 31, 1987, File No. 1-9576, and incorporated herein by reference).
10.6*	—	Second Amended and Restated Stock Option Plan for Key Employees of Owens-Illinois, Inc. (filed as Exhibit 10.20 to Owens-Illinois, Inc.'s Form 10-K for the year ended December 31, 1994, File No. 1-9576, and incorporated herein by reference).
10.7*	—	First Amendment to Second Amended and Restated Stock Option Plan for Key Employees of Owens-Illinois, Inc. (filed as Exhibit 10.13 to Owens-Illinois, Inc.'s Form 10-K for the year ended December 31, 1995, File No. 1-9576, and incorporated herein by reference).
10.8*	—	Second Amendment to Second Amended and Restated Stock Option Plan for Key Employees of Owens-Illinois, Inc. (filed as Exhibit 10.1 to Owens-Illinois, Inc.'s Form 10-Q for the quarter ended June 30, 1997, File No. 1-9576, and incorporated herein by reference).
10.9*	—	Third Amendment to Second Amended and Restated Stock Option Plan for Key Employees of Owens-Illinois, Inc. (filed as Exhibit 10.1 to Owens-Illinois, Inc.'s Form 10-Q for the quarter ended September 30, 2000, File No. 1-9576, and incorporated herein by reference.)
10.10*	—	Form of Non-Qualified Stock Option Agreement for use under the Second Amended and Restated Stock Option Plan for Key Employees of Owens-Illinois, Inc. (filed as Exhibit 10.21 to Owens-Illinois, Inc.'s Form 10-K for the year ended December 31, 1994, File No. 1-9576, and incorporated herein by reference).
10.11*	—	Amended and Restated Owens-Illinois, Inc. Performance Award Plan (filed as Exhibit 10.16 to Owens-Illinois, Inc.'s Form 10-K for the year ended December 31, 1993, File No. 1-9576, and incorporated herein by reference).
10.12*	—	First Amendment to Amended and Restated Owens-Illinois, Inc. Performance Award Plan (filed as Exhibit 10.4 to Owens-Illinois, Inc.'s Form 10-Q for the quarter ended June 30, 1997, File No. 1-9576, and incorporated herein by reference).
10.13*	—	Owens-Illinois, Inc. Directors Deferred Compensation Plan (filed as Exhibit 10.26 to Owens-Illinois, Inc.'s Form 10-K for the year ended December 31, 1995, File No. 1-9576, and incorporated herein by reference).
10.14*	—	First Amendment to Owens-Illinois, Inc. Directors Deferred Compensation Plan (filed as Exhibit 10.27 to Owens-Illinois, Inc.'s Form 10-K for the year ended December 31, 1995, File No. 1-9576, and incorporated herein by reference).
10.15*	—	Second Amendment to Owens-Illinois, Inc. Directors Deferred Compensation Plan (filed as Exhibit 10.2 to Owens-Illinois, Inc.'s Form 10-Q for the quarter ended March 31, 1997, File No. 1-9576, and incorporated herein by reference).
10.16*	—	Amended and Restated 1997 Equity Participation Plan of Owens-Illinois, Inc. (filed as Exhibit 10.1 to Owens-Illinois, Inc.'s Form 10-Q for the quarter ended June 30, 1999, File No. 1-9576, and incorporated herein by reference).

S-K Item 601 No.		Document
10.17*	—	First Amendment to Amended and Restated 1997 Equity Participation Plan of Owens-Illinois, Inc. (filed as Exhibit 10.1 to Owens-Illinois, Inc.'s Form 10-Q for the quarter ended June 30, 2002, File No. 1-9576, and incorporated herein by reference).
10.18*	—	Owens-Illinois, Inc. Executive Deferred Savings Plan (filed as Exhibit 10.1 to Owens-Illinois, Inc.'s Form 10-Q for the quarter ended September 30, 2001, File No. 1-9576, and incorporated herein by reference).
10.19*	—	2004 Equity Incentive Plan for Directors of Owens-Illinois, Inc. (filed as Exhibit 10.1 to Owens-Illinois, Inc.'s Form 10-Q for the quarter ended June 30, 2004, File No. 1-9576, and incorporated herein by reference).
10.20*	—	Owens-Illinois, Inc. Incentive Bonus Plan (filed as Exhibit 10.2 to Owens-Illinois, Inc.'s Form 10-Q for the quarter ended June 30, 2004, File No. 1-9576, and incorporated herein by reference).
10.21*	—	Owens-Illinois 2004 Executive Life Insurance Plan (filed as Exhibit 10.32 to Owens-Illinois, Inc.'s Form 10-K for the year ended December 31, 2004, File No. 1-9576, and incorporated herein by reference).
10.22*	—	Owens-Illinois 2004 Executive Life Insurance Plan for Non-U.S. Employees (filed as Exhibit 10.33 to Owens-Illinois, Inc.'s Form 10-K for the year ended December 31, 2004, File No. 1-9576, and incorporated herein by reference).
10.23*	—	Second Amended and Restated Owens-Illinois, Inc. Senior Management Incentive Plan (filed as Exhibit 10.34 to Owens-Illinois, Inc.'s Form 10-K for the year ended December 31, 2004, File No. 1-9576, and incorporated herein by reference).
10.24*	—	Amended and Restated Owens-Illinois, Inc. 2005 Incentive Award Plan dated as of April 24, 2009 (filed as Exhibit 10.1 to Owens-Illinois, Inc.'s Form 10-Q for the quarter ended March 31, 2009, File No. 1-9576, and incorporated herein by reference).
10.25*	—	Form of Non-Qualified Stock Option Agreement for use under the Owens-Illinois, Inc. 2005 Incentive Award Plan (filed as Exhibit 10.29 to Owens-Illinois, Inc.'s Form 10-K for the year ended December 31, 2005, File No. 1-9576, and incorporated herein by reference).
10.26*	—	Form of Restricted Stock Agreement for use under the Owens-Illinois, Inc. 2005 Incentive Award Plan (filed as Exhibit 10.30 to Owens-Illinois, Inc.'s Form 10-K for the year ended December 31, 2005, File No. 1-9576, and incorporated herein by reference).
10.27*	—	Form of Phantom Stock Agreement for use under the Owens-Illinois, Inc. 2005 Incentive Award Plan (filed as Exhibit 10.31 to Owens-Illinois, Inc.'s Form 10-K for the year ended December 31, 2005, File No. 1-9576, and incorporated herein by reference).
10.28*	—	Form of Restricted Stock Unit Agreement for use under the Owens-Illinois, Inc. 2005 Incentive Award Plan (filed as Exhibit 10.32 to Owens-Illinois, Inc.'s Form 10-K for the year ended December 31, 2005, File No. 1-9576, and incorporated herein by reference).

S-K Item 601 No.		Document
10.29*	—	Letter agreement between Owens-Illinois, Inc. and Albert P.L. Stroucken (filed as Exhibit 10.2 to Owens-Illinois, Inc.'s Form 8-K dated November 8, 2006, File No. 1-9576, and incorporated herein by reference).
10.30*	—	Employment agreement between Owens-Illinois, Inc. and Albert P.L. Stroucken, dated January 3, 2007 (filed as exhibit 10.37 to Owens-Illinois, Inc.'s Form 10-K for the year ended December 31, 2006, File No. 1-9576, and incorporated herein by reference).
12	—	Computation of Ratio of Earnings to Fixed Charges and Earnings to Combined Fixed Charges and Preferred Stock Dividends (filed herewith).
21	—	Subsidiaries of Owens-Illinois, Inc. (filed herewith).
23	—	Consent of Independent Registered Public Accounting Firm (filed herewith).
24	—	Owens-Illinois, Inc. Power of Attorney (filed herewith).
31.1	—	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
31.2	—	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).
32.1	—	Certification of Principal Executive Officer pursuant to 18 U.S.C Section 1350 (filed herewith).
32.2	—	Certification of Principal Financial Officer pursuant to 18 U.S.C Section 1350 (filed herewith).
101	—	Financial statements from the annual report on Form 10-K of Owens-Illinois, Inc. for the year ended December 31, 2009, formatted in XBRL: (i) the Consolidated Results of Operations, (ii) the Consolidated Balance Sheets, (iii) the Consolidated Cash Flows and (iv) the Notes to Consolidated Financial Statements tagged as blocks of text (filed herewith).

* Indicates a management contract or compensatory plan or arrangement required to be filed as an exhibit to this form pursuant to Item 15(c).

SEPARATE FINANCIAL STATEMENTS OF AFFILIATES WHOSE SECURITIES ARE PLEDGED AS COLLATERAL.

1) Financial statements of Owens-Brockway Packaging, Inc. and subsidiaries including consolidated balance sheets as of December 31, 2009 and 2008, and the related results of operations, share owners' equity, and cash flows for the years ended December 31, 2009, 2008 and 2007.

2) Financial statements of Owens-Brockway Glass Container Inc. and subsidiaries including consolidated balance sheets as of December 31, 2009 and 2008, and the related results of operations, share owners' equity, and cash flows for the years ended December 31, 2009, 2008 and 2007.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Share Owner of
Owens-Brockway Packaging, Inc.

We have audited the accompanying consolidated balance sheets of Owens-Brockway Packaging, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of results of operations, share owners' equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Owens-Brockway Packaging, Inc. and subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the accompanying consolidated financial statements have been retrospectively adjusted for the adoption of a new accounting standard which changed the presentation of noncontrolling interests in subsidiaries

/s/ Ernst & Young LLP

Toledo, Ohio
February 10, 2010

CONSOLIDATED RESULTS OF OPERATIONS Owens-Brockway Packaging, Inc.
Dollars in millions

Years ended December 31,	2009	2008	2007
Net sales	$ 7,066.5	$ 7,884.7	$ 7,566.7
Manufacturing, shipping, and delivery	(5,591.2)	(6,212.3)	(5,968.6)
Gross profit	1,475.3	1,672.4	1,598.1
Selling and administrative expense	(428.4)	(440.7)	(401.5)
Research, development, and engineering expense	(58.8)	(66.7)	(65.8)
Net intercompany interest income (expense)	13.6	(32.3)	4.0
Other interest expense	(181.4)	(205.3)	(360.2)
Other expense	(282.3)	(149.2)	(142.3)
Other income	102.6	111.9	92.4
Earnings before income taxes	640.6	890.1	724.7
Provision for income taxes	(177.8)	(223.8)	(139.1)
Net earnings	462.8	666.3	585.6
Net earnings attributable to noncontrolling interests	(36.0)	(70.2)	(59.5)
Net earnings attributable to the Company	$ 426.8	$ 596.1	$ 526.1

See accompanying Notes to the Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS Owens-Brockway Packaging, Inc.

Dollars in millions

December 31,	2009	2008
Assets		
Current assets:		
Cash, including time deposits of $279.9 ($307.5 in 2008)	$ 528.7	$ 397.9
Receivables including amount from related parties of $3.8 ($3.8 in 2008), less allowances of $34.9 ($38.1 in 2008) for losses and discounts	1,000.5	988.2
Inventories	899.7	999.1
Prepaid expenses	110.5	46.8
Total current assets	2,539.4	2,432.0
Other assets:		
Equity investments	114.3	101.7
Repair parts inventories	125.1	132.5
Prepaid pension	46.3	
Deposits, receivables, and other assets	472.2	418.3
Goodwill	2,381.0	2,207.5
Total other assets	3,138.9	2,860.0
Property, plant, and equipment:		
Land, at cost	243.7	243.3
Buildings and equipment, at cost:		
Buildings and building equipment	1,122.9	1,021.9
Factory machinery and equipment	4,765.5	4,339.0
Transportation, office, and miscellaneous equipment	112.8	96.9
Construction in progress	288.4	194.2
	6,533.3	5,895.3
Less accumulated depreciation	3,830.5	3,292.9
Net property, plant, and equipment	2,702.8	2,602.4
Total assets	$8,381.1	$7,894.4

CONSOLIDATED BALANCE SHEETS Owens-Brockway Packaging, Inc. (Continued)

Dollars in millions

December 31,	2009	2008
Liabilities and Share Owners' Equity		
Current liabilities:		
Short-term loans	$ 302.3	$ 375.6
Accounts payable including amount to related parties of $7.7 ($7.1 in 2008)	844.8	811.8
Salaries and wages	160.6	138.2
U.S. and foreign income taxes	110.0	152.4
Other accrued liabilities	356.2	295.2
Long-term debt due within one year	21.6	18.2
Total current liabilities	1,795.5	1,791.4
External long-term debt	2,989.8	2,413.1
Deferred taxes	253.4	117.5
Other liabilities	672.2	729.8
Share owners' equity:		
Investment by and advances from Parent	2,425.5	2,799.0
Accumulated other comprehensive income (loss)	46.5	(209.2)
Total share owner's equity of the Company	2,472.0	2,589.8
Noncontrolling interests	198.2	252.8
Total share owners' equity	2,670.2	2,842.6
Total liabilities and share owners' equity	$8,381.1	$7,894.4

See accompanying Notes to the Consolidated Financial Statements.

CONSOLIDATED SHARE OWNERS' EQUITY Owens-Brockway Packaging, Inc.

Dollars in millions

		Share Owner's Equity of the Company		
	Total Share Owners' Equity	Investment by and Advances from Parent	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interests
Balance on January 1, 2007	$1,489.9	$1,287.6	$ (4.5)	$206.8
Net intercompany transactions	955.9	955.9		
Comprehensive income:				
Net earnings	585.6	526.1		59.5
Foreign currency translation adjustments	319.3		305.3	14.0
Pension and other postretirement benefit adjustments, net of tax	26.2		26.2	
Change in fair value of derivative instruments, net of tax	28.2		28.2	
Total comprehensive income	959.3			
Dividends paid to noncontrolling interests on subsidiary common stock	(28.6)			(28.6)
Balance on December 31, 2007	$3,376.5	$2,769.6	$ 355.2	$251.7
Net intercompany transactions	(566.7)	(566.7)		
Comprehensive income:				
Net earnings	666.3	596.1		70.2
Foreign currency translation adjustments	(451.4)		(431.9)	(19.5)
Pension and other postretirement benefit adjustments, net of tax	(99.6)		(99.6)	
Change in fair value of derivative instruments, net of tax	(32.9)		(32.9)	
Total comprehensive income	82.4			
Dividends paid to noncontrolling interests on subsidiary common stock	(49.6)			(49.6)
Balance on December 31, 2008	$2,842.6	$2,799.0	$(209.2)	$252.8
Net intercompany transactions	(800.3)	(800.3)		
Comprehensive income:				
Net earnings	462.8	426.8		36.0
Foreign currency translation adjustments	200.5		228.9	(28.4)
Pension and other postretirement benefit adjustments, net of tax	(9.3)		(9.3)	
Change in fair value of derivative instruments, net of tax	36.1		36.1	
Total comprehensive income	690.1			
Dividends paid to noncontrolling interests on subsidiary common stock	(62.2)			(62.2)
Balance on December 31, 2009	$2,670.2	$2,425.5	$ 46.5	$198.2

See accompanying Notes to the Consolidated Financial Statements

CONSOLIDATED CASH FLOWS Owens-Brockway Packaging, Inc.

Dollars in millions

Years ended December 31,	2009	2008	2007
Operating activities:			
Net earnings	$ 462.8	$ 666.3	$ 585.6
Net earnings attributable to noncontrolling interests	(36.0)	(70.2)	(59.5)
Non-cash charges (credits):			
Depreciation	371.8	427.5	419.7
Amortization of intangibles and other deferred items	15.7	32.7	36.1
Amortization of finance fees and debt discount	10.0		
Deferred tax provision (credit)	52.2	10.6	(5.6)
Restructuring and asset impairment	213.6	133.3	100.3
Other	79.1	103.0	7.9
Cash paid for restructuring activities	(68.3)	(48.9)	(17.8)
Change in non-current operating assets	34.6	8.7	6.4
Change in non-current liabilities	(163.3)	(82.0)	(6.0)
Change in components of working capital	122.1	(147.3)	26.2
Cash provided by operating activities	1,094.3	1,033.7	1,093.3
Investing activities:			
Additions to property, plant, and equipment	(425.7)	(360.9)	(290.4)
Acquisitions, net of cash acquired	(5.4)		
Advances to equity affiliate—net	1.6	(1.6)	
Net cash proceeds from divestitures and other	13.4	3.0	14.1
Cash utilized in investing activities	(416.1)	(359.5)	(276.3)
Financing activities:			
Additions to long-term debt	1,080.1	686.4	406.4
Repayments of long-term debt	(609.7)	(695.4)	(2,092.2)
Increase (decrease) in short-term loans	(79.4)	(20.6)	(21.5)
Net change in intercompany debt	(808.1)	(530.9)	1,032.8
Net receipts (payments) for hedging activity	14.3	(45.2)	0.7
Dividends paid to noncontrolling interests	(62.2)	(49.6)	(28.6)
Payment of finance fees	(14.0)		(6.3)
Cash utilized in financing activities	(479.0)	(655.3)	(708.7)
Effect of exchange rate fluctuations on cash	(68.4)	(22.9)	51.8
Increase (decrease) in cash	130.8	(4.0)	160.1
Cash at beginning of year	397.9	401.9	241.8
Cash at end of year	$ 528.7	$ 397.9	$ 401.9

See accompanying Notes to Consolidated Financial Statements.

Tabular data dollars in millions

1. Significant Accounting Policies

Basis of Consolidated Statements The consolidated financial statements of Owens-Brockway Packaging, Inc. ("Company") include the accounts of its subsidiaries. Newly acquired subsidiaries have been included in the consolidated financial statements from dates of acquisition.

The Company uses the equity method of accounting for investments in which it has a significant ownership interest, generally 20% to 50%. Other investments are accounted for at cost. The Company monitors other than temporary declines in fair value and records reductions in carrying values when appropriate.

The format of the Company's consolidated cash flows for the years ended December 31, 2008 and 2007 has been reclassified to conform to the 2009 presentation. Amounts related to cash paid for restructuring activities have been reclassified from changes in working capital and non-current liabilities and are now shown separately.

The Company has evaluated subsequent events through February 10, 2010, the date the financial statements were issued.

Newly Adopted Financial Statement Pronouncements Effective January 1, 2009, the Company adopted the provisions of a new accounting standard which changed the presentation of noncontrolling interests in subsidiaries. The format of the Company's consolidated results of operations, consolidated share owners' equity, and consolidated cash flows for the years ended December 31, 2008 and 2007, and consolidated balance sheet at December 31, 2008 have been reclassified to conform to the new presentation which is required to be applied retrospectively.

Relationship with Owens-Illinois Group, Inc. and Owens-Illinois, Inc. The Company is a wholly-owned subsidiary of Owens-Illinois Group, Inc. ("OI Group") and an indirect subsidiary of Owens-Illinois, Inc. ("OI Inc."). Although OI Inc. does not conduct any operations, it has substantial obligations related to outstanding indebtedness and asbestos-related payments. OI Inc. relies primarily on distributions from its direct and indirect subsidiaries to meet these obligations.

For federal and certain state income tax purposes, the taxable income of the Company is included in the consolidated tax returns of OI Inc. and income taxes are allocated to the Company on a basis consistent with separate returns.

Nature of Operations The Company is a leading manufacturer of glass container products. The Company's principal product lines are glass containers for the food and beverage industries. The Company has glass container operations located in 21 countries. The principal markets and operations for the Company's products are in Europe, North America, South America, and Australia.

Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to make estimates and assumptions that affect certain amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates, at which time the Company would revise its estimates accordingly.

1. Significant Accounting Policies (Continued)

Cash The Company defines "cash" as cash and time deposits with maturities of three months or less when purchased. Outstanding checks in excess of funds on deposit are included in accounts payable.

Fair Value Measurements Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. Generally accepted accounting principles defined a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs for which there is little or no market data, which requires the Company to develop assumptions.

The carrying amounts reported for cash, short-term investments and short-term loans approximate fair value. In addition, carrying amounts approximate fair value for certain long-term debt obligations subject to frequently redetermined interest rates. Fair values for the Company's significant fixed rate debt obligations are generally based on published market quotations.

The Company's derivative assets and liabilities consist of interest rate swaps, natural gas forwards, and foreign exchange option and forward contracts. The Company uses an income approach to valuing these contracts. Interest rate yield curves, natural gas forward rates, and foreign exchange rates are the significant inputs into the valuation models. These inputs are observable in active markets over the terms of the instruments the Company holds, and accordingly, the Company classifies its derivative assets and liabilities as Level 2 in the hierarchy. The Company also evaluates counterparty risk in determining fair values.

Derivative Instruments The Company uses currency swaps, interest rate swaps, options, and commodity futures contracts to manage risks generally associated with foreign exchange rate, interest rate and commodity market volatility. Derivative financial instruments are included on the balance sheet at fair value. Whenever possible, derivative instruments are designated as and are effective as hedges, in accordance with accounting principles generally accepted in the United States. If the underlying hedged transaction ceases to exist, all changes in fair value of the related derivatives that have not been settled are recognized in current earnings. The Company does not enter into derivative financial instruments for trading purposes and is not a party to leveraged derivatives. Cash flows from fair value hedges of debt and short-term forward exchange contracts are classified as a financing activity. Cash flows of currency swaps, interest rate swaps, and commodity futures contracts are classified as operating activities. See Note 9 for additional information related to derivative instruments.

Inventory Valuation The Company values most U.S. inventories at the lower of last-in, first-out (LIFO) cost or market. Other inventories are valued at the lower of standard costs (which approximate average costs) or market.

1. Significant Accounting Policies (Continued)

Goodwill Goodwill represents the excess of cost over fair value of assets of businesses acquired. Goodwill is evaluated annually, as of October 1, for impairment or more frequently if an impairment indicator exists.

Intangible Assets and Other Long-Lived Assets Intangible assets are amortized over the expected useful life of the asset. Amortization expense directly attributed to the manufacturing of the Company's products is included in manufacturing, shipping, and delivery. Amortization expense related to non-manufacturing activities is included in selling and administrative and other. The Company evaluates the recoverability of intangible assets and other long-lived assets based on undiscounted projected cash flows, excluding interest and taxes, when factors indicate that impairment may exist. If impairment exists, the asset is written down to fair value.

Property, Plant, and Equipment Property, plant, and equipment ("PP&E") is carried at cost and includes expenditures for new facilities and equipment and those costs which substantially increase the useful lives or capacity of existing PP&E. In general, depreciation is computed using the straight-line method and recorded over the estimated useful life of the asset. Factory machinery and equipment is depreciated over periods ranging from 5 to 25 years with the majority of such assets (principally glass-melting furnaces and forming machines) depreciated over 7-15 years. Buildings and building equipment are depreciated over periods ranging from 10 to 50 years. Depreciation expense directly attributed to the manufacturing of the Company's products is included in manufacturing, shipping, and delivery. Depreciation expense related to non-manufacturing activities is included in selling and administrative. Maintenance and repairs are expensed as incurred. Costs assigned to PP&E of acquired businesses are based on estimated fair values at the date of acquisition. The Company evaluates the recoverability of property, plant, and equipment based on undiscounted projected cash flows, excluding interest and taxes, when factors indicate that impairment may exist. If impairment exists, the asset is written down to fair value.

Revenue Recognition The Company recognizes sales, net of estimated discounts and allowances, when the title to the products and risk of loss are transferred to customers. Provisions for rebates to customers are provided in the same period that the related sales are recorded.

Shipping and Handling Costs Shipping and handling costs are included with manufacturing, shipping, and delivery costs in the Consolidated Results of Operations.

Income Taxes on Undistributed Earnings In general, the Company plans to continue to reinvest the undistributed earnings of foreign subsidiaries and foreign corporate joint ventures accounted for by the equity method. Accordingly, taxes are provided only on that amount of undistributed earnings in excess of planned reinvestments.

Foreign Currency Translation The assets and liabilities of substantially all subsidiaries and associates are translated at current exchange rates and any related translation adjustments are recorded directly in share owners' equity.

Accounts Receivable Receivables are stated at amounts estimated by management to be the net realizable value. The Company charges off accounts receivable when it becomes apparent based upon age or customer circumstances that amounts will not be collected.

Tabular data dollars in millions

1. Significant Accounting Policies (Continued)

Allowance for Doubtful Accounts The allowance for doubtful accounts is established through charges to the provision for bad debts. The Company evaluates the adequacy of the allowance for doubtful accounts on a periodic basis. The evaluation includes historical trends in collections and write-offs, management's judgment of the probability of collecting accounts and management's evaluation of business risk.

New Accounting Standards In June 2009, the FASB issued a new standard which amends certain guidance for determining whether an entity is a variable interest entity (VIE). An enterprise is required to perform an analysis to determine whether the Company's variable interests give it a controlling financial interest in a VIE. A company would be required to assess whether it has an implicit financial responsibility to ensure that a VIE operates as designed when determining whether it has the power to direct the activities of the VIE that most significantly impact the entity's economic performance. In addition, the new provisions require ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE. The new provisions are effective for financial statements issued for fiscal years beginning after November 15, 2009. The Company does not expect the adoption of this Statement to have an impact on its results of operations, financial position or cash flows.

Participation in OI Inc. Stock Option Plans and Other Stock Based Compensation The Company participates in the equity compensation plans of OI Inc. under which employees of the Company may be granted options to purchase common shares of OI Inc., restricted common shares of OI Inc., or restricted share units of OI Inc.

Stock Options

For options granted prior to March 22, 2005, no options may be exercised in whole or in part during the first year after the date granted. In general, subject to accelerated exercisability provisions related to the performance of OI Inc.'s common stock or change of control, 50% of the options become exercisable on the fifth anniversary of the date of the option grant, with the remaining 50% becoming exercisable on the sixth anniversary date of the option grant. In general, options expire following termination of employment or the day after the tenth anniversary date of the option grant.

For options granted after March 21, 2005, no options may be exercised in whole or in part during the first year after the date granted. In general, subject to change in control, these options become exercisable 25% per year beginning on the first anniversary. In general, options expire following termination of employment or the seventh anniversary of the option grant.

The fair value of options granted before March 22, 2005, is amortized ratably over five years or a shorter period if the grant becomes subject to accelerated exercisability provisions related to the performance of OI Inc.'s common stock. The fair value of options granted after March 21, 2005, is amortized over the vesting periods which range from one to four years.

Restricted Shares

Shares granted to employees prior to March 22, 2005, generally vest after three years or upon retirement, whichever is later. Shares granted after March 21, 2005, vest 25% per year beginning on the first anniversary and unvested shares are forfeited upon termination of employment. Shares granted to

Tabular data dollars in millions

1. Significant Accounting Policies (Continued)

directors prior to 2008 were immediately vested but may not be sold until the third anniversary of the share grant or the end of the director's then current term on the board, whichever is later. Shares granted to the directors after 2007 vest after one year.

The fair value of the shares is equal to the market price of the shares on the date of the grant. The fair value of restricted shares granted before March 22, 2005, is amortized ratably over the vesting period. The fair value of restricted shares granted after March 21, 2005, is amortized over the vesting periods which range from one to four years.

Performance Vested Restricted Share Units

Restricted share units vest on January 1 of the third year following the year in which they are granted. Holders of vested units receive 0.5 to 1.5 shares of OI Inc.'s common stock for each unit, depending upon the attainment of consolidated performance goals established by the Compensation Committee of OI Inc.'s Board of Directors. If minimum goals are not met, no shares will be issued. Granted but unvested restricted share units are forfeited upon termination of employment, unless certain retirement criteria are met.

The fair value of each restricted share unit is equal to the product of the fair value of OI Inc.'s common stock on the date of grant and the estimated number of shares into which the restricted share unit will be converted. The fair value of restricted share units is amortized ratably over the vesting period. Should the estimated number of shares into which the restricted share unit will be converted change, an adjustment will be recorded to recognize the accumulated difference in amortization between the revised and previous estimates.

Accounting

OI Inc. adopted new accounting guidance related to share-based payments effective January 1, 2006 using the modified-prospective method of adoption, which requires recognition of compensation cost in the financial statements beginning on the date of adoption.

As discussed in Note 12, costs incurred under these plans by OI Inc. related to stock-based compensation awards granted directly to the Company's employees are included in the allocable costs charged to the Company and other operating subsidiaries of OI Inc. on an intercompany basis.

Tabular data dollars in millions

2. Supplemental Cash Flow Information

Changes in the components of working capital related to operations (net of the effects related to acquisitions and divestitures) were as follows:

	2009	2008	2007
Decrease (increase) in current assets:			
Receivables	$ (0.2)	$ 73.8	$(30.1)
Inventories	152.0	(77.8)	70.5
Prepaid expenses	(43.3)	(7.0)	6.8
Increase (decrease) in current liabilities:			
Accounts payable and accrued liabilities	(73.2)	(123.9)	(13.5)
Salaries and wages	(13.6)	(18.8)	24.9
U.S. and foreign income taxes	73.2	6.4	(32.4)
	$122.1	$(147.3)	$ 26.2

Interest paid in cash, including note repurchase premiums in 2009 and 2007, aggregated $157.5 million for 2009, $209.3 million for 2008, and $390.3 million for 2007.

Income taxes paid (received) in cash were as follows:

	2009	2008	2007
Domestic	$ 4.1	$ (0.3)	$ 0.2
Foreign	196.0	158.4	149.2
	$200.1	$158.1	$149.4

3. Inventories

Major classes of inventory are as follows:

	2009	2008
Finished goods	$741.5	$831.7
Work in process	0.8	0.8
Raw materials	106.6	109.8
Operating supplies	50.8	56.8
	$899.7	$999.1

If the inventories which are valued on the LIFO method had been valued at standard costs, which approximate current costs, consolidated inventories would be higher than reported by $42.6 million and $32.5 million, at December 31, 2009 and 2008, respectively.

Inventories which are valued at the lower of standard costs (which approximate average costs), or market at December 31, 2009 and 2008 were approximately $772.1 million and $861.4 million, respectively.

Tabular data dollars in millions

4. Equity Investments

Summarized information pertaining to the Company's equity associates follows:

	2009	2008
At end of year:		
Equity in undistributed earnings:		
Foreign	$43.5	$31.0
Domestic	25.8	19.6
Total	$69.3	$50.6

	2009	2008	2007
For the year:			
Equity in earnings:			
Foreign	$12.5	$14.1	$ 5.3
Domestic	40.1	36.7	28.8
Total	$52.6	$50.8	$34.1
Dividends received	$33.8	$24.5	$21.7

Summarized combined financial information for equity associates is as follows:

	2009	2008
At end of year:		
Current assets	$218.0	$208.3
Non-current assets	314.1	325.9
Total assets	532.1	534.2
Current liabilities	138.5	167.5
Other liabilities and deferred items	145.9	137.9
Total liabilities and deferred items	284.4	305.4
Net assets	$247.7	$228.8

	2009	2008	2007(a)
For the year:			
Net sales	$548.6	$635.8	$535.9
Gross profit	$199.6	$227.5	$176.5
Net earnings	$158.0	$153.9	$112.4

(a) Amounts for 2007 exclude the Company's Caribbean investment due to the impairment recorded during 2007.

Tabular data dollars in millions

4. Equity Investments (Continued)

The Company's significant equity method investments include: (1) 50% of the common shares of Vetri Speciali SpA, a specialty glass manufacturer; (2) a 25% partnership interest in General Chemical Soda Ash (Partners), a soda ash supplier; and (3) a 50% partnership interest in Rocky Mountain Bottle Company, a glass container manufacturer.

5. External Debt

The following table summarizes the external long-term debt of the Company at December 31, 2009 and 2008:

	2009	2008
Secured Credit Agreement:		
Revolving Credit Facility:		
Revolving Loans	$ —	$ 18.7
Term Loans:		
Term Loan A (160.0 million AUD at Dec. 31, 2009)	143.9	155.7
Term Loan B	189.5	191.5
Term Loan C (110.8 million CAD at Dec. 31, 2009)	105.4	90.9
Term Loan D (€189.5 million at Dec. 31, 2009)	273.5	269.6
Senior Notes:		
8.25%, due 2013	460.4	461.1
6.75%, due 2014	400.0	400.0
6.75%, due 2014 (€225 million)	324.7	316.8
7.375%, due 2016	582.1	
6.875%, due 2017 (€300 million)	432.9	422.4
Other	99.0	104.6
	3,011.4	2,431.3
Less amounts due within one year	21.6	18.2
External long-term debt	$2,989.8	$2,413.1

On June 14, 2006, the Company's subsidiary borrowers entered into the Secured Credit Agreement (the "Agreement"). At December 31, 2009, the Agreement included a $900.0 million revolving credit facility, a 160.0 million Australian dollar term loan, and a 110.8 million Canadian dollar term loan, each of which has a final maturity date of June 15, 2012. It also included a $189.5 million term loan and a €189.5 million term loan, each of which has a final maturity date of June 14, 2013. During 2009, the Company's subsidiary borrowers repaid 65.0 million Australian dollars, $2.0 million and €2.0 million of term loans under the Agreement.

As a result of the 2008 bankruptcy of Lehman Brothers Holdings Inc. and several of its subsidiaries, the Company believes that the maximum amount available under the revolving credit facility was reduced by $32.3 million. After further deducting amounts attributable to letters of credit and overdraft facilities that are supported by the revolving credit facility, at December 31, 2009 the Company's subsidiary borrowers had unused credit of $760.0 million available under the Agreement.

Tabular data dollars in millions

5. External Debt (Continued)

The Agreement contains various covenants that restrict, among other things and subject to certain exceptions, the ability of the Company to incur certain liens, make certain investments and acquisitions, become liable under contingent obligations in certain defined instances only, make restricted junior payments, make certain asset sales within guidelines and limits, make capital expenditures beyond a certain threshold, engage in material transactions with shareholders and affiliates, participate in sale and leaseback financing arrangements, alter its fundamental business, amend certain outstanding debt obligations, and prepay certain outstanding debt obligations.

The Agreement also contains one financial maintenance covenant, a Leverage Ratio, that requires the Company not to exceed a ratio calculated by dividing consolidated total debt, less cash and cash equivalents, by Consolidated Adjusted EBITDA, as defined in the Agreement. The Leverage Ratio could restrict the ability of the Company to undertake additional financing to the extent that such financing would cause the Leverage Ratio to exceed the specified maximum.

Failure to comply with these covenants and restrictions could result in an event of default under the Agreement. In such an event, the Company could not request borrowings under the revolving facility, and all amounts outstanding under the Agreement, together with accrued interest, could then be declared immediately due and payable. If an event of default occurs under the Agreement and the lenders cause all of the outstanding debt obligations under the Agreement to become due and payable, this would result in a default under a number of other outstanding debt securities and could lead to an acceleration of obligations related to these debt securities. A default or event of default under the Agreement, indentures or agreements governing other indebtedness could also lead to an acceleration of debt under other debt instruments that contain cross acceleration or cross-default provisions.

The leverage ratio also determines pricing under the Agreement. The interest rate on borrowings under the Agreement is, at the Company's option, the Base Rate or the Eurocurrency Rate, as defined in the Agreement. These rates include a margin linked to the leverage ratio and the borrowers' senior secured debt rating. The margins range from 0.875% to 1.75% for Eurocurrency Rate loans and from −0.125% to 0.75% for Base Rate loans. In addition, a facility fee is payable on the revolving credit facility commitments ranging from 0.20% to 0.50% per annum linked to the leverage ratio. The weighted average interest rate on borrowings outstanding under the Agreement at December 31, 2009 was 2.40%. As of December 31, 2009, the Company was in compliance with all covenants and restrictions in the Agreement. In addition, the Company believes that it will remain in compliance and that its ability to borrow funds under the Agreement will not be adversely affected by the covenants and restrictions.

Borrowings under the Agreement are secured by substantially all of the assets of the Company's domestic subsidiaries and certain foreign subsidiaries, which have a book value of approximately $2.4 billion. Borrowings are also secured by a pledge of intercompany debt and equity in most of the Company's domestic subsidiaries and stock of certain foreign subsidiaries. All borrowings under the agreement are guaranteed by substantially all domestic subsidiaries of the Company for the term of the Agreement.

During May 2009, a subsidiary of the Company issued senior notes with a face value of $600.0 million at 96.72% of face value for an effective interest rate of 8.00%. The notes bear interest at 7.375% and are due May 15, 2016. The notes are guaranteed by substantially all of the Company's

Tabular data dollars in millions

5. External Debt (Continued)

domestic subsidiaries. The net proceeds, after deducting commissions and expenses from the notes, approximated $568 million and were used to repay $221.9 million of the Company's $250.0 million intercompany debt with OI Inc and to reduce borrowings under the revolving credit facility. The balance of the proceeds increased cash. As a part of the issuance of these notes and the related repayment of the intercompany debt, the Company recorded additional interest charges in 2009 of $5.2 million for note repurchase premiums and the related write-off of unamortized finance fees, net of a gain from the termination of interest rate swap agreements related to the notes.

During October 2006, the Company entered into a European accounts receivable securitization program, which had a limit of €250 million at December 31, 2009. The program extends through October 2011, subject to annual renewal of backup credit lines. In addition, the Company participates in a receivables financing program in the Asia Pacific region with a revolving funding commitment of 89 million Australian dollars and 10 million New Zealand dollars that expire February 2010 and November 2010, respectively.

Information related to the Company's accounts receivable securitization program as of December 31, 2009 and 2008 is as follows:

	2009	2008
Balance (included in short-term loans)	$289.0	$293.7
Weighted average interest rate	2.52%	5.31%

The Company capitalized $16.8 million and $25.6 million in 2009 and 2008, respectively, under capital lease obligations with the related financing recorded as long term debt. These amounts are included in other in the long-term debt table above.

Annual maturities for all of the Company's long-term debt through 2014 are as follows: 2010, $21.6 million; 2011, $135.0 million; 2012, $164.2 million; 2013, $931.1 million; and 2014, $735.1 million.

Fair values at December 31, 2009, of the Company's significant fixed rate debt obligations were as follows:

	Principal Amount (millions of dollars)	Indicated Market Price	Fair Value (millions of dollars)
Senior Notes:			
8.25%, due 2013	$450.0	103.35	$465.1
6.75%, due 2014	400.0	102.25	409.0
6.75%, due 2014 (€225 million)	324.7	98.33	319.3
7.375%, due 2016	600.0	104.00	624.0
6.875%, due 2017 (€300 million)	432.9	96.97	419.8

6. Guarantees of Debt

OI Group and the Company guarantee OI Inc.'s senior notes and debentures on a subordinated basis. The fair value of the OI Inc. debt being guaranteed was $281.3 at December 31, 2009.

Tabular data dollars in millions

7. Operating Leases

Rent expense attributable to all warehouse, office buildings, and equipment operating leases was $106.6 million in 2009, $95.4 million in 2008, and $87.4 million in 2007. Minimum future rentals under operating leases are as follows: 2010, $55.9 million; 2011, $40.8 million; 2012, $28.4 million; 2013, $18.4 million; 2014, $10.8 million; and 2015 and thereafter, $7.9 million.

8. Foreign Currency Transactions

Aggregate foreign currency exchange gains (losses) included in other expense were $(29.2) million for 2009, $0.6 million in 2008, and $(8.1) million in 2007.

During 2009, the Company entered into a series of parallel market transactions to exchange Venezuelan bolivars into U.S. dollars. In the parallel market, bolivars are valued significantly lower than the official government rate, giving rise to exchange losses from such transactions. As a result, the Company recognized foreign currency exchange losses of $28.0 million for the year.

9. Derivative Instruments

The Company has certain derivative assets and liabilities which consist of interest rate swaps, natural gas forwards, and foreign exchange option and forward contracts. The Company records derivative assets and liabilities at fair value and classifies them as "Level 2" in the fair value hierarchy.

Interest Rate Swaps Designated as Fair Value Hedges

In the fourth quarter of 2003 and the first quarter of 2004, the Company entered into a series of interest rate swap agreements with a total notional amount of $700 million that were to mature in 2010 and 2013. The swaps were executed in order to: (i) convert a portion of the senior notes and senior debentures fixed-rate debt into floating-rate debt; (ii) maintain a capital structure containing appropriate amounts of fixed and floating-rate debt; and (iii) reduce net interest payments and expense in the near-term.

The Company's fixed-to-floating interest rate swaps were accounted for as fair value hedges. Because the relevant terms of the swap agreements matched the corresponding terms of the notes, there was no hedge ineffectiveness. Accordingly, the Company recorded the net of the fair market values of the swaps as a long-term asset (liability) along with a corresponding net increase (decrease) in the carrying value of the hedged debt.

For derivative instruments that are designated and qualify as fair value hedges, the change in the fair value of the derivative instrument related to the future cash flows (gain or loss on the derivative) as well as the offsetting change in the fair value of the hedged item attributable to the hedged risk are recognized in current earnings. The Company includes the gain or loss on the hedged items (i.e. long-term debt) in the same line item (interest expense) as the offsetting loss or gain on the related interest rate swaps.

During the second quarter of 2009, the Company repaid $221.9 million of its $250 million intercompany debt with OI Inc. As a result of the debt repayment, the Company terminated the related interest rate swap agreements for proceeds of $5.0 million. The Company recognized $4.4 million of the proceeds as a reduction of interest expense upon the termination of the interest rate swap

Tabular data dollars in millions

9. Derivative Instruments (Continued)

agreements, while the remaining $0.6 million is recorded as an adjustment to the debt and will be recognized as a reduction of interest expense over the remaining life of the outstanding intercompany debt due 2010. See Note 5 for additional information.

During the second quarter of 2009, the Company's interest rate swaps related to the $450 million senior notes due 2013 were terminated. The Company received proceeds of $12.4 million which were recorded as an adjustment to debt and will be recognized as a reduction of interest expense over the remaining life of the senior notes due 2013.

As of December 31, 2009, the balance of unamortized proceeds from terminated interest rate swaps included in long-term debt was $10.6 million.

The effect of the interest rate swaps on the results of operations for the year ended December 31, 2009 and 2008 is as follows:

	Amount of Gain (Loss) Recognized in Interest Expense	
	2009	**2008**
Interest rate swaps	$(11.0)	$ 26.1
Related long-term debt	11.0	(26.1)
Proceeds recognized and amortized for terminated interest rate swaps	6.7	
Net impact on interest expense	$ 6.7	$ —

Commodity Futures Contracts Designated as Cash Flow Hedges

The Company enters into commodity futures contracts related to forecasted natural gas requirements, the objectives of which are to limit the effects of fluctuations in the future market price paid for natural gas and the related volatility in cash flows. The Company continually evaluates the natural gas market with respect to its forecasted usage requirements over the next twelve to twenty-four months and periodically enters into commodity futures contracts in order to hedge a portion of its usage requirements over that period. At December 31, 2009, the Company had entered into commodity futures contracts covering approximately 4,800,000 MM BTUs over that period.

The Company accounts for the above futures contracts as cash flow hedges at December 31, 2009 and recognizes them on the balance sheet at fair value. The effective portion of changes in the fair value of a derivative that is designated as, and meets the required criteria for, a cash flow hedge is recorded in the Accumulated Other Comprehensive Income component of share owners' equity ("OCI") and reclassified into earnings in the same period or periods during which the underlying hedged item affects earnings. At December 31, 2009, an unrecognized loss of $1.3 million (pretax) related to the commodity futures contracts was included in Accumulated OCI, and will be reclassified into earnings over the next twelve to twenty-four months. Any material portion of the change in the fair value of a derivative designated as a cash flow hedge that is deemed to be ineffective is recognized

Tabular data dollars in millions

9. Derivative Instruments (Continued)

in current earnings. The ineffectiveness related to these natural gas hedges for the year ended December 31, 2009 and 2008 was not material.

The effect of the commodity futures contracts on the results of operations for the year ended December 31, 2009 and 2008 is as follows:

Amount of Gain (Loss) Recognized in OCI on Commodity Futures Contracts (Effective Portion)		Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (reported in manufacturing, shipping, and delivery) (Effective Portion)	
2009	2008	2009	2008
$(24.8)	$(27.2)	$(60.9)	$5.7

Senior Notes Designated as Net Investment Hedge

During December 2004, a U.S. subsidiary of the Company issued Senior Notes totaling €225 million. These notes were designated by the Company's subsidiary as a hedge of a portion of its net investment in a non-U.S. subsidiary with a Euro functional currency. Because the amount of the Senior Notes matches the hedged portion of the net investment, there is no hedge ineffectiveness. Accordingly, the Company recorded the impact of changes in the foreign currency exchange rate on the Euro-denominated notes in OCI. The amount recorded in OCI will be reclassified into earnings when the Company sells or liquidates its net investment in the non-U.S. subsidiary.

The effect of the net investment hedge on the results of operations for the year ended December 31, 2009 and 2008 is as follows:

Amount of Gain (Loss) Recognized in OCI		Location of Gain (Loss) Reclassified from Accumulated OCI into Income	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income	
2009	2008		2009	2008
$(8.8)	$15.2	N/A	$—	$—

Forward Exchange Contracts not Designated as Hedging Instruments

The Company's subsidiaries may enter into short-term forward exchange or option agreements to purchase foreign currencies at set rates in the future. These agreements are used to limit exposure to fluctuations in foreign currency exchange rates for significant planned purchases of fixed assets or commodities that are denominated in currencies other than the subsidiaries' functional currency. Subsidiaries may also use forward exchange agreements to offset the foreign currency risk for receivables and payables, including intercompany receivables and payables, not denominated in, or indexed to, their functional currencies. The Company records these short-term forward exchange agreements on the balance sheet at fair value and changes in the fair value are recognized in current earnings.

Tabular data dollars in millions

9. Derivative Instruments (Continued)

At December 31, 2009, various subsidiaries of the Company had outstanding forward exchange and option agreements denominated in various currencies covering the equivalent of approximately $1.0 billion related primarily to intercompany transactions and loans.

The effect of the forward exchange contracts on the results of operations for the year ended December 31, 2009 and 2008 is as follows:

Location of Loss Recognized in Income on Forward Exchange Contracts	Amount of Loss Recognized in Income on Forward Exchange Contracts	
	2009	2008
Other expense	$(8.3)	$(4.2)

Balance Sheet Classification

The Company records the fair values of derivative financial instruments on the balance sheet as follows: (1) receivables if the instrument has a positive fair value and maturity within one year, (2) deposits, receivables, and other assets if the instrument has a positive fair value and maturity after one year, (3) accounts payable and other current liabilities if the instrument has a negative fair value and maturity within one year, and (4) other liabilities if the instrument has a negative fair value and

Tabular data dollars in millions

9. Derivative Instruments (Continued)

maturity after one year. The following table shows the amount and classification of the Company's derivatives as of December 31, 2009 and 2008:

	2009		2008	
	Balance Sheet Location	**Fair Value**	**Balance Sheet Location**	**Fair Value**
Asset Derivatives:				
Derivatives designated as hedging instruments				
Interest rate swaps			Deposits, receivables, and other assets	$29.4
Commodity futures contracts	Receivables	$0.4		
Commodity futures contracts	Other accrued liabilities	0.1		—
Total derivatives designated as hedging instruments		0.5		29.4
Derivatives not designated as hedging instruments				
Foreign exchange contracts	Receivables	6.0	Receivables	19.4
Foreign exchange contracts	Other accrued liabilities	0.2		—
Total derivatives not designated as hedging instruments		6.2		19.4
Total asset derivatives		$6.7		$48.8
Liability Derivatives:				
Derivatives designated as hedging instruments				
Commodity futures contracts	Other accrued liabilities	$1.8	Other accrued liabilities	$37.4
Total derivatives designated as hedging instruments		1.8		37.4
Derivatives not designated as hedging instruments				
Foreign exchange contracts	Other accrued liabilities	2.9	Receivables	0.4
Foreign exchange contracts			Other accrued liabilities	11.6
Foreign exchange contracts		—	Other liabilities	0.1
Total derivatives not designated as hedging instruments		2.9		12.1
Total liability derivatives		$4.7		$49.5

Tabular data dollars in millions

10. Accumulated Other Comprehensive Income (Loss)

The components of comprehensive income are: (a) net earnings; (b) change in fair value of certain derivative instruments; (c) pension and other postretirement benefit adjustments; and (d) foreign currency translation adjustments. The net effect of exchange rate fluctuations generally reflects changes in the relative strength of the U.S. dollar against major foreign currencies between the beginning and end of the year.

The following table lists the beginning balance, yearly activity and ending balance of each component of accumulated other comprehensive income (loss):

	Net Effect of Exchange Rate Fluctuations	Deferred Tax Effect for Translation	Unfunded Pension Liability	Change in Certain Derivative Instruments	Employee Benefit Plans	Total Accumulated Comprehensive Income (Loss)
Balance on Jan. 1, 2007	$ 188.0	$12.7	$(122.9)	$(34.9)	$ (47.4)	$ (4.5)
2007 Change	305.3			28.2	41.5	375.0
Translation effect					(6.7)	(6.7)
Reclass			122.9	2.2	(125.1)	—
Tax effect					(8.6)	(8.6)
Balance on Dec. 31, 2007	493.3	12.7	—	(4.5)	(146.3)	355.2
2008 Change	(431.9)			(32.9)	(200.8)	(665.6)
Translation effect					46.1	46.1
Tax effect					55.1	55.1
Balance on Dec. 31, 2008	61.4	12.7	—	(37.4)	(245.9)	(209.2)
2009 Change	228.9			36.1	32.8	297.8
Translation effect					(33.7)	(33.7)
Tax effect					(8.4)	(8.4)
Balance on Dec. 31, 2009	$ 290.3	$12.7	$ —	$ (1.3)	$(255.2)	$ 46.5

Exchange rate fluctuations in 2009 include a loss of $132.5 million related to the Company's decision to translate the balance sheets of its Venezuelan subsidiaries using the parallel market rate at December 31, 2009 instead of the historic official rate. See Note 20 to the Consolidated Financial Statements for further information.

Tabular data dollars in millions

11. Income Taxes

Deferred income taxes reflect: (1) the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and (2) carryovers and credits for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities at December 31, 2009 and 2008 are as follows:

	2009	2008
Deferred tax assets:		
Tax loss carryovers	$ 223.8	$ 233.5
Capital loss carryovers	24.7	23.7
Accrued postretirement benefits	20.9	20.2
Other, principally accrued liabilities	228.5	190.0
Total deferred tax assets	497.9	467.4
Deferred tax liabilities:		
Property, plant and equipment	141.8	143.9
Inventory	12.0	13.4
Other	65.1	46.1
Total deferred tax liabilities	218.9	203.4
Valuation allowance	(268.2)	(255.4)
Net deferred tax liabilities	$ 10.8	$ 8.6

Deferred taxes are included in the Consolidated Balance Sheets at December 31, 2009 and 2008 as follows:

	2009	2008
Prepaid expenses	$ 45.2	$ 24.8
Deposits, receivables, and other assets	219.0	101.3
Deferred taxes	(253.4)	(117.5)
Net deferred tax liabilities	$ 10.8	$ 8.6

The Company reviews the likelihood that it will realize the benefit of its deferred tax assets and therefore the need for valuation allowances on a quarterly basis, or whenever events indicate that a review is required. In determining the requirement for a valuation allowance, the historical and projected financial results of the legal entity or consolidated group recording the net deferred tax asset is considered, along with other positive and negative evidence.

Tabular data dollars in millions

11. Income Taxes (Continued)

The provision for income taxes consists of the following:

	2009	2008	2007
Current:			
U.S. Federal	$ 2.8	$ (0.4)	$ —
State	(0.5)	0.6	0.4
Foreign	123.3	213.0	144.3
	125.6	213.2	144.7
Deferred:			
U.S. Federal		4.0	0.3
State	(1.3)	(3.2)	(4.0)
Foreign	53.5	9.8	(1.9)
	52.2	10.6	(5.6)
Total:			
U.S. Federal	2.8	3.6	0.3
State	(1.8)	(2.6)	(3.6)
Foreign	176.8	222.8	142.4
	$177.8	$223.8	$139.1

The provision for income taxes was calculated based on the following components of earnings before income taxes:

	2009	2008	2007
Domestic	$100.3	$191.2	$ 37.4
Foreign	540.3	698.9	687.3
	$640.6	$890.1	$724.7

Tabular data dollars in millions

11. Income Taxes (Continued)

A reconciliation of the provision for income taxes based on the statutory U.S. Federal tax rate of 35% to the provision for income taxes is as follows:

	2009	2008	2007
Tax provision (benefit) on pretax earnings (loss) from continuing operations at statutory U.S. Federal tax rate	$224.2	$311.5	$ 253.7
Increase (decrease) in provision for income taxes due to:			
Valuation allowance—U.S.	(34.0)	(53.7)	(538.3)
Foreign subsidiary ownership restructuring and incentives	10.8	35.1	535.9
Foreign source income taxable in the U.S.	6.1	11.3	29.3
Reversal of non-U.S. tax valuation allowance	(0.9)		(13.4)
Foreign tax credit utilization			(47.9)
State taxes, net of federal benefit	0.8	(1.3)	(4.8)
Rate differences on non-U.S. earnings	(24.1)	(55.3)	(65.8)
Adjustment for non-U.S. tax law changes	(0.6)	(20.1)	(9.9)
Other items	(4.5)	(3.7)	0.3
Provision for income taxes	$177.8	$223.8	$ 139.1

In 2007 the Company implemented a plan to restructure the ownership and intercompany obligations of certain foreign subsidiaries. These actions resulted in taxation of a significant portion of previously unremitted foreign earnings and will transfer a portion of the Company's debt service obligations to operations outside the U.S. in order to better balance operating cash flows with financing costs on a global basis. The foreign earnings reported as taxable in the U.S. were offset by net operating loss carryforwards and foreign tax credits. Foreign tax credit carryforwards arising from the restructuring were fully offset by an increase in the valuation allowance.

The Company has recognized tax benefits as a result of incentives in certain non-U.S. jurisdictions which expire between 2012 and 2015.

The Company is included in OI Inc.'s consolidated tax returns. OI Inc. has net operating losses, capital losses, alternative minimum tax credits, and research and development credits available to offset future U.S. Federal income tax.

At December 31, 2009, the Company's equity in the undistributed earnings of foreign subsidiaries for which income taxes had not been provided approximated $1,823.4 million. The Company intends to reinvest these earnings indefinitely in the non-U.S. operations. It is not practicable to estimate the U.S. and foreign tax which would be payable should these earnings be distributed.

The Company records a liability for unrecognized tax benefits related to uncertain tax positions. In 2008, the Company reclassified $28.5 million of deferred tax assets related to general business credits and net operating losses that were previously offset by a full valuation allowance to the liability for unrecognized tax benefits. This balance sheet reclassification had no effect on share owners' equity. The Company accrues interest and penalties associated with unrecognized tax benefits as a component of its income tax expense.

Tabular data dollars in millions

11. Income Taxes (Continued)

The following is a reconciliation of the Company's total gross unrecognized tax benefits for the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
Balance at January 1	$103.1	$ 53.0	$45.8
Additions for tax positions of prior years	20.1	51.2	0.1
Reductions for tax positions of prior years		(2.1)	(2.5)
Additions based on tax positions related to the current year	17.1	6.1	11.0
Reductions due to the lapse of the applicable statute of limitations	(4.1)	(3.1)	(1.4)
Foreign currency translation	(7.8)		
Reductions due to settlements		(2.0)	
Balance at December 31	$128.4	$103.1	$53.0

At December 31, 2009 and 2008, accrued interest and penalties related to unrecognized tax benefits were $23.2 million and $14.5 million, respectively. Tax expense for the years ended December 31, 2009, 2008 and 2007 included interest and penalties of $10.6 million, $10.7 million and $0.6 million, respectively, on unrecognized tax benefits.

The unrecognized tax benefit liability, including interest and penalties, as of December 31, 2009 and 2008 was $151.6 million and $117.6 million, respectively. Approximately $97.3 million and $72.7 million as of December 31, 2009 and 2008, respectively, relate to unrecognized tax benefits, which if recognized, would impact the Company's effective income tax rate. This amount differs from the gross unrecognized tax benefits presented in the table above because of the unrecognized tax benefits that would result in the utilization of certain tax attribute carryforwards that are currently subject to a full valuation allowance due to uncertainties about their future period utilization.

For federal and certain state income tax purposes, the taxable income of the Company is included in the consolidated tax returns of OI Inc. and income taxes are allocated to the Company on a basis consistent with separate returns. Tax years through 1999 have been settled with the U.S. Internal Revenue Service and there is no current IRS examination in progress. Due to the existence of tax attribute carryforwards (which are currently offset by full valuation allowances) in the U.S., the Company treats certain post-1999 tax positions as unsettled because of the taxing authorities' ability to modify these attributes. The 2000 tax year is the earliest open year for the Company's other major tax jurisdictions.

The Company does not anticipate a significant change in the total amount of unrecognized income tax benefits within the next twelve months.

12. Related Party Transactions

Charges for administrative services are allocated to the Company by OI Inc. based on an annual utilization level. Such services include compensation and benefits administration, payroll processing, use of certain general accounting systems, auditing, income tax planning and compliance, and treasury services. Beginning in 2008, the Company revised its method of allocating corporate expenses. The

Tabular data dollars in millions

12. Related Party Transactions (Continued)

Company decreased slightly the percentage allocation based on sales and significantly expanded the number of functions included in the allocation based on cost of services.

Allocated costs also include charges associated with OI Inc.'s equity compensation plans. A substantial number of the options, restricted shares and restricted share units granted under these plans have been granted to key employees of another subsidiary of OI Inc., some of whose compensation costs, including stock-based compensation, are included in an allocation of costs to all operating subsidiaries of OI Inc., including the Company.

Management believes that such transactions are on terms no less favorable to the Company than those that could be obtained from unaffiliated third parties.

The following information summarizes the Company's significant related party transactions:

	Years ended December 31,		
	2009	2008	2007
Revenues:			
Sales to affiliated companies	$ —	$ —	$ 0.3
Expenses:			
Administrative services	14.2	15.0	19.5
Corporate management fee	70.9	60.9	29.1
Trademark royalties	19.4	19.9	
Total expenses	$104.5	$95.8	$48.6

The above expenses are recorded in the statement of operations as follows:

	Years ended December 31,		
	2009	2008	2007
Cost of sales	$ 1.2	$ 0.9	$16.9
Selling, general, and adminstrative expenses	103.3	94.9	31.7
Total expenses	$104.5	$95.8	$48.6

Intercompany interest is charged to the Company from OI Inc. based on intercompany debt balances. An interest rate is calculated monthly based on OI Inc.'s total consolidated monthly external debt balance and the related interest expense, including finance fee amortization and commitment fees. The calculated rate (7.2% at December 31, 2009) is applied monthly to the intercompany debt balance to determine intercompany interest expense.

13. Pension Benefit Plans and Other Postretirement Benefits

Pension Benefit Plans

The Company participates in OI Inc.'s defined benefit pension plans for substantially all employees located in the United States. Benefits generally are based on compensation for salaried employees and on length of service for hourly employees. OI Inc.'s policy is to fund pension plans such that sufficient

Tabular data dollars in millions

13. Pension Benefit Plans and Other Postretirement Benefits (Continued)

assets will be available to meet future benefit requirements. Independent actuaries determine pension costs for each subsidiary of OI Inc. included in the plans; however, accumulated benefit obligation information and plan assets pertaining to each subsidiary have not been separately determined. As such, the accumulated benefit obligation and the plan assets related to the pension plans for domestic employees have been retained by another subsidiary of OI Inc. Net credits to results of operations for the Company's allocated portion of the domestic pension costs amounted to $3.8 million in 2009, $39.9 million in 2008, and $23.0 million in 2007.

OI Inc. also sponsors several defined contribution plans for all salaried and hourly U.S. employees of the Company. Participation is voluntary and participants' contributions are based on their compensation. OI Inc. matches contributions of participants, up to various limits, in substantially all plans. OI Inc. charges the Company for its share of the match. The Company's share of the contributions to these plans amounted to $6.1 million in 2009, $6.0 million in 2008, and $5.7 million in 2007.

The Company's subsidiaries in the United Kingdom, the Netherlands, Canada, Australia, and many employees of Germany and France also have pension plans covering substantially all employees. The following tables relate to the Company's principal defined benefit pension plans in the United Kingdom, the Netherlands, Canada, Australia, Germany and France (the International Pension Plans).

The International Pension Plans use a December 31 measurement date.

The changes in the International Pension Plans benefit obligations for the year were as follows:

	2009	2008
Obligations at beginning of year	$1,299.4	$1,617.1
Change in benefit obligations:		
Service cost	17.6	22.0
Interest cost	79.1	82.9
Actuarial (gain) loss, including the effect of change in discount rates	62.4	(52.7)
Participant contributions	7.4	8.8
Benefit payments	(73.1)	(89.4)
Curtailments	(1.8)	(9.5)
Settlements	(30.3)	
Special termination benefits		4.4
Foreign currency translation	133.5	(284.2)
Net change in benefit obligations	194.8	(317.7)
Obligations at end of year	$1,494.2	$1,299.4

Tabular data dollars in millions

13. Pension Benefit Plans and Other Postretirement Benefits (Continued)

The changes in the fair value of the International Pension Plans' assets for the year were as follows:

	2009	2008
Fair value at beginning of year	$ 922.0	$1,376.8
Change in fair value:		
Actual gain (loss) on plan assets	166.4	(220.6)
Benefit payments	(73.1)	(89.4)
Employer contributions	122.0	60.1
Participant contributions	7.4	8.8
Settlements	(30.3)	
Foreign currency translation	108.2	(213.7)
Net change in fair value of assets	300.6	(454.8)
Fair value at end of year	$1,222.6	$ 922.0

The funded status of the International Pension Plans at year end was as follows:

	2009	2008
Plan assets at fair value	$1,222.6	$ 922.0
Projected benefit obligations	1,494.2	1,299.4
Plan assets less than projected benefit obligations	(271.6)	(377.4)
Items not yet recognized in pension expense:		
Actuarial loss	368.9	362.9
Prior service credit	(14.4)	(15.1)
	354.5	347.8
Net amount recognized	$ 82.9	$ (29.6)

The net amount recognized is included in the Consolidated Balance Sheets at December 31, 2009 and 2008 as follows:

	2009	2008
Prepaid pension	$ 46.3	$ —
Current pension liability, included with Other accrued liabilities	(7.9)	(7.2)
Noncurrent pension liability, included with Other liabilities	(310.0)	(370.2)
Accumulated other comprehensive income	354.5	347.8
Net amount recognized	$ 82.9	$ (29.6)

Tabular data dollars in millions

13. Pension Benefit Plans and Other Postretirement Benefits (Continued)

The following changes in plan assets and benefit obligations were recognized in accumulated other comprehensive income at December 31, 2009 as follows:

	Pretax	Tax Effect	After-tax
Current year actuarial (gain) loss	$(36.9)	$ 9.9	$(27.0)
Amortization of actuarial loss	(5.5)	1.4	(4.1)
Amortization of prior service credit	0.7	(0.2)	0.5
	(41.7)	11.1	(30.6)
Translation			34.7
	$(41.7)	$11.1	$ 4.1

The accumulated benefit obligation for all defined benefit pension plans was $1,303.6 million and $1,129.5 million at December 31, 2009 and 2008, respectively.

The components of the International Pension Plans' net pension expense were as follows:

	2009	2008	2007
Service cost	$ 17.6	$ 21.9	$ 25.0
Interest cost	79.1	82.9	78.8
Expected asset return	(78.9)	(96.5)	(94.5)
Curtailment cost		0.1	0.1
Settlement cost	9.3		
Special termination benefit		4.4	
Other		(1.1)	5.2
Amortization:			
Prior service credit	(0.7)	(0.6)	(0.1)
Actuarial loss	5.5	5.2	11.4
Net amortization	4.8	4.6	11.3
Net expense	$ 31.9	$ 16.3	$ 25.9

Amounts that will be amortized from accumulated other comprehensive income into net pension expense during 2010:

Amortization:	
Actuarial loss	$21.7
Prior service credit	(0.7)
Net amortization	$21.0

Tabular data dollars in millions

13. Pension Benefit Plans and Other Postretirement Benefits (Continued)

The following information is for plans with projected benefit obligations in excess of the fair value of plan assets at year end:

	2009	2008
Projected benefit obligation	$968.4	$1,299.4
Fair value of plan assets	650.4	922.0

The following information is for plans with accumulated benefit obligations in excess of the fair value of plan assets at year end:

	2009	2008
Accumulated benefit obligations	$834.1	$1,129.5
Fair value of plan assets	650.4	922.0

The weighted average assumptions used to determine benefit obligations were as follows:

	2009	2008
Discount rate	5.64%	5.88%
Rate of compensation increase	3.54%	2.65%

The weighted average assumptions used to determine net periodic pension costs were as follows:

	2009	2008	2007
Discount rate	5.88%	5.46%	4.92%
Rate of compensation increase	2.65%	3.39%	3.34%
Expected long-term rate of return on assets	6.95%	6.96%	7.16%

Future benefits are assumed to increase in a manner consistent with past experience of the plans, which, to the extent benefits are based on compensation, includes assumed salary increases as presented above. Amortization included in net pension expense is based on the average remaining service of employees.

For 2009, the Company's weighted average expected long-term rate of return on assets was 6.95%. In developing this assumption, the Company evaluated input from its third party pension plan asset managers, including their review of asset class return expectations and long-term inflation assumptions. The Company also considered its historical 10-year average return (through December 31, 2008), which was in line with the expected long-term rate of return assumption for 2009.

It is the Company's policy to invest pension plan assets in a diversified portfolio consisting of an array of asset classes within established target asset allocation ranges. The investment risk of the assets is limited by appropriate diversification both within and between asset classes. The assets for both the U.S. and non-U.S. plans are primarily invested in a broad mix of domestic and international equities, domestic and international bonds, and real estate, subject to the target asset allocation ranges. The assets are managed with a view to ensuring that sufficient liquidity will be available to meet expected cash flow requirements.

Tabular data dollars in millions

13. Pension Benefit Plans and Other Postretirement Benefits (Continued)

The investment valuation policy of the Company is to value investments at fair value. All investments are valued at their respective net asset values. Equity securities for which market quotations are readily available are valued at the last reported sales price on their principal exchange on valuation date or official close for certain markets. Fixed income investments are valued on a basis of valuations furnished by a trustee-approved independent pricing service, which determines valuations for normal institutional-size trading units of such securities which are generally recognized at fair value as determined in good faith by the Trustee. Investments in registered investment companies or collective pooled funds are valued at their respective net asset values. Short-term investments are stated at amortized cost, which approximates fair value. The fair value of real estate is determined by periodic appraisals.

The following table sets forth by level, within the fair value hierarchy, the Company's pension plan assets at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total	Target Allocation
Cash and cash equivalents	$ 35.8	$ 9.9	$ —	$ 45.7	
Equity securities	405.8	95.3		501.1	36 - 46%
Debt securities	515.2	81.1	8.8	605.1	38 - 48%
Real estate			10.9	10.9	0 - 7%
Other	54.4	5.4		59.8	4 - 14%
Total assets at fair value	$1,011.2	$191.7	$19.7	$1,222.6	

The following is a reconciliation of the Company's pension plan assets recorded at fair value using significant unobservable inputs (Level 3):

Balance at December 31, 2008	$29.1
Net decrease	(9.4)
Balance at December 31, 2009	$19.7

The net decrease in the fair value of the Company's Level 3 pension plan assets is primarily due to sales of unlisted real estate funds. The change in the fair value of Level 3 pension plan assets due to actual return on those assets was immaterial in 2009.

Based on exchange rates at the end of 2009, the Company expects to contribute approximately $10 million to $15 million to its defined benefit pension plans in 2010.

Tabular data dollars in millions

13. Pension Benefit Plans and Other Postretirement Benefits (Continued)

The following estimated future benefit payments, which reflect expected future service, as appropriate, are expected to be paid in the years indicated:

Year(s)	Amount
2010	$ 79.7
2011	77.8
2012	81.1
2013	84.8
2014	87.7
2015 - 2019	443.5

Postretirement Benefits Other Than Pensions

OI Inc. provides certain retiree health care and life insurance benefits covering substantially all U.S. salaried and certain hourly employees and substantially all employees in Canada and The Netherlands. Employees are generally eligible for benefits upon retirement and completion of a specified number of years of creditable service. Independent actuaries determine postretirement benefit costs for each subsidiary of OI Inc.; however, accumulated postretirement benefit obligation information pertaining to each subsidiary has not been separately determined. As such, the accumulated postretirement benefit obligation has been retained by another subsidiary of OI Inc.

The Company's net periodic postretirement benefit cost, as allocated by OI Inc., for domestic employees was $6.5 million, $5.8 million, and $8.1 million, at December 31, 2009, 2008, and 2007, respectively.

The Company's subsidiaries in Canada and the Netherlands also have postretirement benefit plans covering substantially all employees. The following tables relate to the Company's postretirement benefit plan in Canada and the Netherlands (the International Postretirement Benefit Plans).

The changes in the International Postretirement Benefit Plans obligations were as follows:

	2009	2008
Obligations at beginning of year	$67.0	$ 95.0
Change in benefit obligations:		
Service cost	0.9	1.2
Interest cost	4.5	4.5
Actuarial (gain) loss, including the effect of changing discount rates	7.9	(11.9)
Curtailments		(2.9)
Special termination benefits		0.9
Benefit payments	(3.1)	(3.1)
Foreign currency translation	11.0	(16.7)
Net change in benefit obligations	21.2	(28.0)
Obligations at end of year	$88.2	$ 67.0

Tabular data dollars in millions

13. Pension Benefit Plans and Other Postretirement Benefits (Continued)

The funded status of the International Postretirement Benefit Plans at year end was as follows:

	2009	2008
Postretirement benefit obligations	$88.2	$67.0
Items not yet recognized in net postretirement benefit cost:		
Actuarial gain (loss)	(0.6)	6.8
Net amount recognized	$87.6	$73.8

The net amount recognized is included in the Consolidated Balance Sheets at December 31, 2009 and 2008 as follows:

	2009	2008
Current nonpension postretirement benefit, included with Other accrued liabilities	$ (3.9)	$ (3.1)
Nonpension postretirement benefits	(84.3)	(63.9)
Accumulated other comprehensive (income) loss	0.6	(6.8)
Net liability recognized	$(87.6)	$(73.8)

The following changes in benefit obligations were recognized in accumulated other comprehensive income at December 31, 2009 as follows:

	Pretax	Tax Effect	After-tax
Current year actuarial loss	$8.6	$(2.2)	$10.8
Amortization of actuarial loss	0.2		0.2
	8.8	(2.2)	11.0
Translation			(1.0)
	$8.8	$(2.2)	$10.0

The Company's nonpension postretirement benefit obligations are included with other long term liabilities on the balance sheet.

Tabular data dollars in millions

13. Pension Benefit Plans and Other Postretirement Benefits (Continued)

The components of International Postretirement Benefit Plans net postretirement benefit cost were as follows:

	2009	2008	2007
Service cost	$ 0.9	$ 1.2	$ 1.3
Interest cost	4.5	4.5	4.0
Special termination benefit		0.9	
Other		0.1	
Amortization:			
Gain	(0.1)	(0.1)	(0.3)
Net postretirement benefit cost	$ 5.3	$ 6.6	$ 5.0

The weighted average discount rate used to determine the accumulated postretirement benefit obligation was 5.6% and 6.4% at December 31, 2009 and 2008, respectively.

The weighted average discount rate used to determine net postretirement benefit cost was 6.4% at December 31, 2009, 4.8% at December 31, 2008, and 5.2% at December 31, 2007.

The weighted average assumed health care cost trend rates at December 31 were as follows:

	2009	2008
Health care cost trend rate assumed for next year	9.00%	9.00%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2013	2010

Assumed health care cost trend rates affect the amounts reported for the postretirement benefit plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost	$ 0.8	$(0.7)
Effect on accumulated postretirement benefit obligations	11.3	(9.4)

Amortization included in net postretirement benefit cost is based on the average remaining service of employees.

Tabular data dollars in millions

13. Pension Benefit Plans and Other Postretirement Benefits (Continued)

The following estimated future benefit payments, which reflect expected future service, as appropriate, are expected to be paid in the years indicated:

Year(s)	Amount
2010	$ 3.9
2011	4.2
2012	4.6
2013	5.0
2014	5.3
2015 - 2019	31.2

Benefits provided by OI Inc. for certain hourly retirees of the Company are determined by collective bargaining. Most other domestic hourly retirees receive health and life insurance benefits from a multi-employer trust established by collective bargaining. Payments to the trust as required by the bargaining agreements are based upon specified amounts per hour worked and were $7.2 million in 2009, $8.9 million in 2008, and $7.4 million in 2007. Postretirement health and life benefits for retirees of foreign subsidiaries are generally provided through the national health care programs of the countries in which the subsidiaries are located.

14. Other Expense

Other expense for the year ended December 31, 2009 included the following:

- The Company recognized foreign currency exchange losses of $28.0 million related to the exchange of Venezuelan bolivars into U.S. dollars. See Note 8 for additional information.
- During the fourth quarter of 2009, the Company recorded charges of $17.3 million ($17.6 million after tax amount attributable to the Company) for the remeasurement of certain bolivar-denominated assets and liabilities held outside of Venezuela. See Note 20 for additional information.
- The Company recorded charges totaling $213.6 million ($182.8 million after tax amount attributable to the Company) for restructuring and asset impairment. The charges reflect the additional decisions reached in the Company's strategic review of its global manufacturing footprint. See Note 15 for additional information.

Other expense for the year ended December 31, 2008 included the following:

- The Company recorded charges totaling $132.4 million ($110.1 million after tax amount attributable to the Company) for restructuring and asset impairment. The charges reflect the additional decisions reached in the Company's strategic review of its global manufacturing footprint. See Note 15 for additional information.
- During 2008, the Company also recorded an additional $0.9 million (pretax and after tax amount attributable to the Company) related to the impairment of the Company's equity investment in the South American Segment's 50%-owned Caribbean affiliate.

Tabular data dollars in millions

14. Other Expense (Continued)

Other costs and expenses for the year ended December 31, 2007 included the following:

- In the South American Segment's 50%-owned Caribbean affiliate, declining productivity and cash flows resulted in impairment of the Company's equity investment, establishment of valuation allowances against advances to the affiliate, and accrual of certain contingent obligations for total charges of $45.0 million ($43.9 million after tax amount attributable to the Company) recorded in 2007 with an additional $0.9 million (before and after tax amount attributable to the Company) recorded in the first quarter of 2008.
- The Company recorded charges totaling $55.3 million ($40.2 million after tax amount attributable to the Company) for restructuring and asset impairment. The charges reflect the additional decisions reached in the Company's strategic review of its global manufacturing footprint. See Note 15 for additional information.

15. Restructuring Accruals

Beginning in 2007, the Company commenced a strategic review of its global profitability and manufacturing footprint. The combined 2007, 2008 and 2009 charges, amounting to $401.3 million ($333.1 million after tax amount attributable to the Company), reflect the decisions reached through December 31, 2009 in the Company's strategic review of its global manufacturing footprint. The related curtailment of plant capacity and realignment of selected operations will result in an overall reduction in the Company's workforce of approximately 3,250 jobs. Amounts recorded by the Company do not include any gains that may be realized upon the ultimate sale or disposition of closed facilities.

The Company's decisions to curtail selected production capacity have resulted in write downs of certain long-lived assets to the extent their carrying amounts exceeded fair value less cost to sell. The Company classified the significant assumptions used to determine the fair value of the impaired assets, which was not material, as "Level 3" in the fair value hierarchy as set forth in the general accounting principles for fair value measurements.

The Company also recorded liabilities for certain employee separation costs to be paid under contractual arrangements and other exit costs.

2007

During the third and fourth quarters of 2007, the Company recorded charges totaling $55.3 million ($40.2 million after tax amount attributable to the Company) for restructuring and asset impairment in Europe and North America. The curtailment of plant capacity resulted in elimination of approximately 560 jobs and a corresponding reduction in the Company's workforce.

2008

During 2008, the Company recorded charges totaling $132.4 million ($110.1 million after tax amount attributable to the Company) for restructuring and asset impairment across all segments as well as in Retained Corporate Costs and Other. The curtailment of plant capacity and realignment of selected operations resulted in elimination of approximately 1,240 jobs and a corresponding reduction in the Company's workforce.

Tabular data dollars in millions

15. Restructuring Accruals (Continued)

2009

During 2009, the Company recorded charges totaling $213.6 million ($182.8 million after tax amount attributable to the Company) for restructuring and asset impairment across all segments. The curtailment of plant capacity will result in elimination of approximately 1,450 jobs and a corresponding reduction in the Company's workforce.

The Company expects that the majority of the remaining estimated cash expenditures related to the above charges will be paid out by the end of 2010.

Selected information related to the restructuring accrual is as follows:

	Employee Costs	Asset Impairment	Other	Total
2007 Charges	$ 26.1	$ 22.3	$ 6.9	$ 55.3
Write-down of assets to net realizable value	—	(22.3)	(2.4)	(24.7)
Total restructuring accrual at December 31, 2007	26.1	—	4.5	30.6
2008 charges	70.1	32.5	29.8	132.4
Write-down of assets to net realizable value		(32.5)	(4.7)	(37.2)
Net cash paid, principally severance and related benefits	(35.6)		(7.2)	(42.8)
Other, principally foreign exchange translation	(13.0)		(6.1)	(19.1)
Total restructuring accrual at December 31, 2008	47.6	—	16.3	63.9
2009 charges	116.3	78.7	18.6	213.6
Write-down of assets to net realizable value		(78.7)		(78.7)
Net cash paid, principally severance and related benefits	(60.8)		(7.5)	(68.3)
Other, principally foreign exchange translation	(8.8)		(1.6)	(10.4)
Remaining restructuring accrual as of December 31, 2009	$ 94.3	$ —	$25.8	$120.1

16. Contingencies

Certain litigation is pending against the Company, in many cases involving ordinary and routine claims incidental to the business of the Company and in others presenting allegations that are nonroutine and involve compensatory, punitive or treble damage claims as well as other types of relief. The Company records a liability for such matters when it is both probable that the liability has been incurred and the amount of the liability can be reasonably estimated. Recorded amounts are reviewed and adjusted to reflect changes in the factors upon which the estimates are based including additional information, negotiations, settlements, and other events. The ultimate legal and financial liability of the Company in respect to this pending litigation cannot reasonably be estimated. However, the Company believes, based on its examination and review of such matters and experience to date, that such ultimate liability will not have a material adverse effect on its results of operations or financial condition.

Tabular data dollars in millions

17. Segment Information

The Company has four reportable segments based on its four geographic locations: (1) Europe; (2) North America; (3) South America; (4) Asia Pacific. These four segments are aligned with the Company's internal approach to managing, reporting, and evaluating performance of its global glass operations. Certain assets and activities not directly related to one of the regions or to glass manufacturing are reported with Other. These include licensing, equipment manufacturing, global engineering, and non-glass equity investments.

The Company's measure of profit for its reportable segments is Segment Operating Profit, which consists of consolidated earnings before interest income, interest expense, and provision for income taxes and excludes amounts related to certain items that management considers not representative of ongoing operations. The Company's management uses Segment Operating Profit, in combination with selected cash flow information, to evaluate performance and to allocate resources.

Segment Operating Profit for reportable segments includes an allocation of some corporate expenses based on both a percentage of sales and direct billings based on the costs of specific services provided. Beginning in 2008, the OI Inc. revised its method of allocating corporate expenses. OI Inc. decreased slightly the percentage allocation based on sales and significantly expanded the number of functions included in the allocation based on cost of services. It is not practicable to quantify the net effect of these changes on periods prior to 2008.

Financial information regarding the Company's reportable segments is as follows:

Net Sales:	2009	2008	2007
Europe	$2,917.6	$3,497.8	$3,298.7
North America	2,074.3	2,209.7	2,271.3
South America	1,104.1	1,135.9	970.7
Asia Pacific	925.0	964.1	934.3
Reportable segment totals	7,021.0	7,807.5	7,475.0
Other	45.5	77.2	91.7
Net sales	$7,066.5	$7,884.7	$7,566.7

Tabular data dollars in millions

17. Segment Information (Continued)

Segment Operating Profit:	2009	2008	2007
Europe	$ 332.6	$ 477.8	$ 433.0
North America	281.5	185.2	265.1
South America	250.6	331.0	254.9
Asia Pacific	131.3	162.8	154.0
Reportable segment totals	996.0	1,156.8	1,107.0
Items excluded from Segment Operating Profit:			
Other	15.8	68.1	47.3
Restructuring and asset impairments	(213.6)	(133.3)	(100.3)
Charge for Venezuela currency remeasurement	(17.3)		
Interest income	41.1	36.1	26.9
Interest expense	(181.4)	(237.6)	(356.2)
Earnings before income taxes	$ 640.6	$ 890.1	$ 724.7

	Europe	North America	South America	Asia Pacific	Total Reportable Segments	Other	Consolidated Totals
Total assets:							
2009	$3,852.3	$1,889.5	$855.9	$1,683.0	$8,280.7	$100.4	$8,381.1
2008	3,758.4	1,792.3	976.2	1,239.6	7,766.5	127.9	7,894.4
2007	4,124.1	1,936.0	965.7	1,558.1	8,583.9	94.6	8,678.5
Equity earnings:							
2009	$ 12.5	$ 14.2	$ —		$ 26.7	$ 25.9	$ 52.6
2008	14.1	12.6			26.7	24.1	50.8
2007	8.0	10.4	(2.7)		15.7	18.4	34.1
Capital expenditures(1):							
2009	$ 169.7	$ 103.0	$ 66.9	$ 81.5	$ 421.1	$ 4.6	$ 425.7
2008	151.9	90.5	57.3	57.6	357.3	3.6	360.9
2007	129.2	65.9	51.1	42.0	288.2	2.2	290.4
Depreciation and amortization expense:							
2009	$ 178.6	$ 98.9	$ 50.1	$ 67.1	$ 394.7	$ 2.8	$ 397.5
2008	222.0	98.7	56.5	80.4	457.6	2.6	460.2
2007	210.3	107.3	54.3	81.7	453.6	2.2	455.8

(1) Excludes property, plant and equipment acquired through acquisitions.

Tabular data dollars in millions

17. Segment Information (Continued)

The Company's net property, plant, and equipment by geographic segment are as follows:

	United States	Foreign	Total
2009	$599.7	$2,103.1	$2,702.8
2008	636.3	1,966.1	2,602.4
2007	633.1	2,271.1	2,904.2

The Company's net sales by geographic segment are as follows:

	United States	Foreign	Total
2009	$1,877.5	$5,189.0	$7,066.5
2008	1,894.8	5,989.9	7,884.7
2007	1,920.6	5,646.1	7,566.7

Operations in individual countries outside the United States that accounted for more than 10% of consolidated net sales were in Italy (2009—10.4%, 2008—10.7%, 2007—10.1%) and France (2009—13.0%, 2008—14.7%, 2007—19.3%).

18. Additional Interest Charges from Early Extinguishment of Debt

During 2009, the Company recorded additional interest charges of $5.2 million (pretax and after tax) for note repurchase premiums and the write-off of unamortized finance fees related to intercompany debt that was repaid prior to its maturity. During 2007, the Company recorded additional interest charges of $9.5 million ($8.8 million after tax) for note repurchase premiums and the write-off of unamortized finance fees related to debt that was repaid prior to its maturity.

Tabular data dollars in millions

19. Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2007, 2008 and 2009 are as follows:

	North America	Europe	Asia Pacific	South America	Other	Total
Balance as of January 1, 2007	$721.6	$1,017.0	$ 502.1	$ —	$14.5	$2,255.2
Translation effects	25.1	115.3	54.6			195.0
Other changes	(1.1)	(13.0)			(8.0)	(22.1)
Balance as of December 31, 2007	745.6	1,119.3	556.7	—	6.5	2,428.1
Translation effects	(28.8)	(58.2)	(123.1)		0.3	(209.8)
Other changes		(10.1)			(0.7)	(10.8)
Balance as of December 31, 2008	716.8	1,051.0	433.6	—	6.1	2,207.5
Translation effects	18.9	29.6	124.8			173.3
Other changes					0.2	0.2
Balance as of December 31, 2009	$735.7	$1,080.6	$ 558.4	$ —	$ 6.3	$2,381.0

Goodwill for the Asia Pacific segment is net of accumulated impairment losses of $494.0 million.

During the fourth quarters of 2009, 2008 and 2007, the Company completed its annual impairment testing and determined that no impairment existed.

20. Venezuelan Operations

Venezuelan government restrictions on transfers of cash out of the country have limited the Company's ability to immediately access cash at the government's official exchange rate, which, as of December 31, 2009, had remained fixed at 2.15 bolivars to the U.S. dollar since early 2005. The Company has been able to obtain U.S. dollars at the official rate to pay for some of its key raw materials and other imports. However, in 2009, the Venezuelan government significantly slowed the process of exchanging bolivars to U.S. dollars at the official rate. As a result, the Company's cash balance in Venezuela increased as earnings accumulated. The Company has the ability to access the cash in Venezuela more quickly through a market-driven parallel exchange process which, at December 31, 2009, valued the bolivar about 60% lower than the official exchange rate. During the last half of 2009, the Company entered into a series of parallel market transactions in order to exchange Venezuelan bolivars into U.S. dollars, and recognized foreign currency exchange losses of $28.0 million. The Company will continue to pursue currency exchange at official rates to pay for its approved imports and to remit earnings. However, it will also monitor conditions in Venezuela and presently intends to continue transferring cash generated in the country through parallel market transactions.

Due to the government restrictions on currency exchange in Venezuela discussed above, the Company used the parallel market rate to translate the balance sheets of its Venezuelan subsidiaries as of December 31, 2009. The impact of this change from the official exchange rate was an approximate 60% reduction in the reported U.S. dollar amounts for all assets and liabilities of the Company's Venezuelan subsidiaries, and a resulting $132.5 million charge recorded in the cumulative translation adjustment component of other comprehensive income and $45.9 million charge recorded against

Tabular data dollars in millions

20. Venezuelan Operations (Continued)

noncontrolling interests. In addition, the Company remeasured certain bolivar-denominated assets and liabilities held outside of Venezuela to the parallel market rate and recorded a charge of $17.3 million in December 2009. The adoption of the parallel market rate will have an adverse impact on the Company's South American segment operating profit in future periods as most of the revenues and costs of the Company's Venezuelan operations will be translated into fewer U.S. dollars. The Company's Venezuelan operations represented approximately 40% of the South American segment operating profit for 2009, including the $28.0 million foreign exchange losses recognized by the Company from the parallel market transactions noted above.

In addition, inflation in Venezuela has continued at an accelerated rate, and, beginning January 1, 2010, Venezuela's economy will be considered highly inflationary. For accounting purposes, an economy is deemed to be highly inflationary when the three-year cumulative rate of inflation exceeds 100%. Under the highly-inflationary basis of accounting, the Company must adopt the U.S. dollar as the functional currency for its Venezuelan operations as of January 1, 2010. Any subsequent movements in the bolivar to U.S. dollar exchange rate will be recognized in the results of operations. In addition, monetary assets (such as cash and receivables) and liabilities (such as payables and accruals) will be remeasured at the end of each reporting period using the currency exchange rate at that date. Because the Company has elected to adopt the parallel market rate and because that rate is subject to market fluctuation, such remeasurement will increase the volatility of reported results of operations.

On January 8, 2010, the Venezuelan government announced the devaluation of the bolivar and the creation of a two-tiered official exchange rate. The official exchange rate will move from 2.15 bolivars to the U.S. dollar to 2.60 for essential goods and 4.30 for non-essential goods. The Venezuelan government also announced that it will intervene in the parallel exchange market. The Company is still evaluating the impact of the bolivar devaluation on its Venezuelan operations. The Company had been able to receive the official rate of 2.15 for certain raw materials it imports into Venezuela, and believes that it will receive the essential goods rate of 2.60 for these raw materials in the future.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Share Owner of
Owens-Brockway Glass Container, Inc.

We have audited the accompanying consolidated balance sheets of Owens-Brockway Glass Container, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of results of operations, share owners' equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Owens-Brockway Glass Container, Inc. and subsidiaries at December 31, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the accompanying consolidated financial statements have been retrospectively adjusted for the adoption of a new accounting standard which changed the presentation of noncontrolling interests in subsidiaries.

/s/ Ernst & Young LLP

Toledo, Ohio
February 10, 2010

CONSOLIDATED RESULTS OF OPERATIONS Owens-Brockway Glass Container Inc.

Dollars in millions

Years ended December 31,	2009	2008	2007
Net sales	$ 7,066.5	$ 7,884.7	$ 7,566.7
Manufacturing, shipping, and delivery	(5,591.2)	(6,212.3)	(5,968.6)
Gross profit	1,475.3	1,672.4	1,598.1
Selling and administrative expense	(428.4)	(440.7)	(401.5)
Research, development, and engineering expense	(58.8)	(66.7)	(65.8)
Net intercompany interest income (expense)	13.6	(32.3)	4.0
Other interest expense	(181.4)	(205.3)	(360.2)
Other expense	(282.3)	(149.2)	(142.3)
Other income	102.6	111.9	92.4
Earnings before income taxes	640.6	890.1	724.7
Provision for income taxes	(177.8)	(223.8)	(139.1)
Net earnings	462.8	666.3	585.6
Net earnings attributable to noncontrolling interests	(36.0)	(70.2)	(59.5)
Net earnings attributable to the Company	$ 426.8	$ 596.1	$ 526.1

See accompanying Notes to the Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS Owens-Brockway Glass Container Inc.

Dollars in millions

December 31,	2009	2008
Assets		
Current assets:		
Cash, including time deposits of $279.9 ($307.5 in 2008)	$ 528.7	$ 397.9
Receivables including amount from related parties of $3.8 ($3.8 in 2008), less allowances of $34.9 ($38.1 in 2008) for losses and discounts	1,000.5	988.2
Inventories	899.7	999.1
Prepaid expenses	110.5	46.8
Total current assets	2,539.4	2,432.0
Other assets:		
Equity investments	114.3	101.7
Repair parts inventories	125.1	132.5
Prepaid pension	46.3	
Deposits, receivables, and other assets	472.2	418.3
Goodwill	2,381.0	2,207.5
Total other assets	3,138.9	2,860.0
Property, plant, and equipment:		
Land, at cost	243.7	243.3
Buildings and equipment, at cost:		
Buildings and building equipment	1,122.9	1,021.9
Factory machinery and equipment	4,765.5	4,339.0
Transportation, office, and miscellaneous equipment	112.8	96.9
Construction in progress	288.4	194.2
	6,533.3	5,895.3
Less accumulated depreciation	3,830.5	3,292.9
Net property, plant, and equipment	2,702.8	2,602.4
Total assets	$8,381.1	$7,894.4

CONSOLIDATED BALANCE SHEETS Owens-Brockway Glass Container Inc. (Continued)

Dollars in millions

December 31,	2009	2008
Liabilities and Share Owners' Equity		
Current liabilities:		
Short-term loans	$ 302.3	$ 375.6
Accounts payable including amount to related parties of $7.7 ($7.1 in 2008)	844.8	811.8
Salaries and wages	160.6	138.2
U.S. and foreign income taxes	110.0	152.4
Other accrued liabilities	356.2	295.2
Long-term debt due within one year	21.6	18.2
Total current liabilities	1,795.5	1,791.4
External long-term debt	2,989.8	2,413.1
Deferred taxes	253.4	117.5
Other liabilities	672.2	729.8
Share owners' equity:		
Investment by and advances from Parent	2,425.5	2,799.0
Accumulated other comprehensive income (loss)	46.5	(209.2)
Total share owner's equity of the Company	2,472.0	2,589.8
Noncontrolling interests	198.2	252.8
Total share owners' equity	2,670.2	2,842.6
Total liabilities and share owners' equity	$8,381.1	$7,894.4

See accompanying Notes to the Consolidated Financial Statements.

CONSOLIDATED SHARE OWNERS' EQUITY Owens-Brockway Glass Container, Inc.

Dollars in millions

		Share Owner's Equity of the Company		
	Total Share Owners' Equity	Investment by and Advances from Parent	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interests
Balance on January 1, 2007	$1,489.5	$1,287.6	$ (4.5)	$206.8
Net intercompany transactions	955.9	955.9		
Comprehensive income:				
Net earnings	585.6	526.1		59.5
Foreign currency translation adjustments	319.3		305.3	14.0
Pension and other postretirement benefit adjustments, net of tax	26.2		26.2	
Change in fair value of derivative instruments, net of tax	28.2		28.2	
Total comprehensive income	959.3			
Dividends paid to noncontrolling interests on subsidiary common stock	(28.6)			(28.6)
Balance on December 31, 2007	$3,376.5	$2,769.6	$ 355.2	$251.7
Net intercompany transactions	(566.7)	(566.7)		
Comprehensive income:				
Net earnings	666.3	596.1		70.2
Foreign currency translation adjustments	(451.4)		(431.9)	(19.5)
Pension and other postretirement benefit adjustments, net of tax	(99.6)		(99.6)	
Change in fair value of derivative instruments, net of tax	(32.9)		(32.9)	
Total comprehensive income	82.4			
Dividends paid to noncontrolling interests on subsidiary common stock	(49.6)			(49.6)
Balance on December 31, 2008	$2,842.6	$2,799.0	$(209.2)	$252.8
Net intercompany transactions	(800.3)	(800.3)		
Comprehensive income:				
Net earnings	462.8	426.8		36.0
Foreign currency translation adjustments	200.5		228.9	(28.4)
Pension and other postretirement benefit adjustments, net of tax	(9.3)		(9.3)	
Change in fair value of derivative instruments, net of tax	36.1		36.1	
Total comprehensive income	690.1			
Dividends paid to noncontrolling interests on subsidiary common stock	(62.2)			(62.2)
Balance on December 31, 2009	$2,670.2	$2,425.5	$ 46.5	$198.2

See accompanying Notes to the Consolidated Financial Statements.

CONSOLIDATED CASH FLOWS Owens-Brockway Glass Container Inc.

Dollars in millions

Years ended December 31,	2009	2008	2007
Operating activities:			
Net earnings	$ 462.8	$ 666.3	$ 585.6
Net earnings attributable to noncontrolling interests	(36.0)	(70.2)	(59.5)
Non-cash charges (credits):			
Depreciation	371.8	427.5	419.7
Amortization of intangibles and other deferred items	15.7	32.7	36.1
Amortization of finance fees and debt discount	10.0		
Deferred tax provision (credit)	52.2	10.6	(5.6)
Restructuring and asset impairment	213.6	133.3	100.3
Other	79.1	103.0	7.9
Cash paid for restructuring activities	(68.3)	(48.9)	(17.8)
Change in non-current operating assets	34.6	8.7	6.4
Change in non-current liabilities	(163.3)	(82.0)	(6.0)
Change in components of working capital	122.1	(147.3)	26.2
Cash provided by operating activities	1,094.3	1,033.7	1,093.3
Investing activities:			
Additions to property, plant, and equipment	(425.7)	(360.9)	(290.4)
Acquisitions, net of cash	(5.4)		
Advances to equity affiliate—net	1.6	(1.6)	
Net cash proceeds from divestitures and other	13.4	3.0	14.1
Cash utilized in investing activities	(416.1)	(359.5)	(276.3)
Financing activities:			
Additions to long-term debt	1,080.1	686.4	406.4
Repayments of long-term debt	(609.7)	(695.4)	(2,092.2)
Increase (decrease) in short-term loans	(79.4)	(20.6)	(21.5)
Net change in intercompany debt	(808.1)	(530.9)	1,032.8
Net receipts (payments) for hedging activity	14.3	(45.2)	0.7
Dividends paid to noncontrolling interests	(62.2)	(49.6)	(28.6)
Payment of finance fees	(14.0)		(6.3)
Cash utilized in financing activities	(479.0)	(655.3)	(708.7)
Effect of exchange rate fluctuations on cash	(68.4)	(22.9)	51.8
Increase (decrease) in cash	130.8	(4.0)	160.1
Cash at beginning of year	397.9	401.9	241.8
Cash at end of year	$ 528.7	$ 397.9	$ 401.9

See accompanying Notes to the Consolidated Financial Statements.

Tabular data dollars in millions

1. Significant Accounting Policies

Basis of Consolidated Statements The consolidated financial statements of Owens-Brockway Glass Container Inc. ("Company") include the accounts of its subsidiaries. Newly acquired subsidiaries have been included in the consolidated financial statements from dates of acquisition.

The Company uses the equity method of accounting for investments in which it has a significant ownership interest, generally 20% to 50%. Other investments are accounted for at cost. The Company monitors investments for other than temporary declines in fair value and records reductions in carrying values when appropriate.

The format of the Company's consolidated cash flows for the years ended December 31, 2008 and 2007 has been reclassified to conform to the 2009 presentation. Amounts related to cash paid for restructuring activities have been reclassified from changes in working capital and non-current liabilities and are now shown separately.

The Company has evaluated subsequent events through February 10, 2010, the date the financial statements were issued.

Newly Adopted Financial Statement Pronouncements Effective January 1, 2009, the Company adopted the provisions of a new accounting standard which changed the presentation of noncontrolling interests in subsidiaries. The format of the Company's consolidated results of operations, consolidated share owners' equity, and consolidated cash flows for the years ended December 31, 2008 and 2007, and consolidated balance sheet at December 31, 2008 have been reclassified to conform to the new presentation which is required to be applied retrospectively.

Relationship with Owens-Brockway Packaging, Inc., Owens-Illinois Group, Inc. and Owens-Illinois, Inc. The Company is a wholly-owned subsidiary of Owens-Brockway Packaging, Inc. ("OB Packaging"), and an indirect subsidiary of Owens-Illinois Group, Inc. ("OI Group") and Owens-Illinois, Inc. ("OI Inc."). Although OI Inc. does not conduct any operations, it has substantial obligations related to outstanding indebtedness and asbestos-related payments. OI Inc. relies primarily on distributions from its direct and indirect subsidiaries to meet these obligations.

For federal and certain state income tax purposes, the taxable income of the Company is included in the consolidated tax returns of OI Inc. and income taxes are allocated to the Company on a basis consistent with separate returns.

Nature of Operations The Company is a leading manufacturer of glass container products. The Company's principal product lines are glass containers for the food and beverage industries. The Company has glass container operations located in 21 countries. The principal markets and operations for the Company's products are in Europe, North America, South America, and Australia.

Use of Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to make estimates and assumptions that affect certain amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates, at which time the Company would revise its estimates accordingly.

1. Significant Accounting Policies (Continued)

Cash The Company defines "cash" as cash and time deposits with maturities of three months or less when purchased. Outstanding checks in excess of funds on deposit are included in accounts payable.

Fair Value Measurements Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. Generally accepted accounting principles defined a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs for which there is little or no market data, which requires the Company to develop assumptions.

The carrying amounts reported for cash, short-term investments and short-term loans approximate fair value. In addition, carrying amounts approximate fair value for certain long-term debt obligations subject to frequently redetermined interest rates. Fair values for the Company's significant fixed rate debt obligations are generally based on published market quotations.

The Company's derivative assets and liabilities consist of interest rate swaps, natural gas forwards, and foreign exchange option and forward contracts. The Company uses an income approach to valuing these contracts. Interest rate yield curves, natural gas forward rates, and foreign exchange rates are the significant inputs into the valuation models. These inputs are observable in active markets over the terms of the instruments the Company holds, and accordingly, the Company classifies its derivative assets and liabilities as Level 2 in the hierarchy. The Company also evaluates counterparty risk in determining fair values.

Derivative Instruments The Company uses currency swaps, interest rate swaps, options, and commodity futures contracts to manage risks generally associated with foreign exchange rate, interest rate and commodity market volatility. Derivative financial instruments are included on the balance sheet at fair value. Whenever possible, derivative instruments are designated as and are effective as hedges, in accordance with accounting principles generally accepted in the United States. If the underlying hedged transaction ceases to exist, all changes in fair value of the related derivatives that have not been settled are recognized in current earnings. The Company does not enter into derivative financial instruments for trading purposes and is not a party to leveraged derivatives. Cash flows from fair value hedges of debt and short-term forward exchange contracts are classified as a financing activity. Cash flows of currency swaps, interest rate swaps, and commodity futures contracts are classified as operating activities. See Note 8 for additional information related to derivative instruments.

Inventory Valuation The Company values most U.S. inventories at the lower of last-in, first-out (LIFO) cost or market. Other inventories are valued at the lower of standard costs (which approximate average costs) or market.

1. Significant Accounting Policies (Continued)

Goodwill Goodwill represents the excess of cost over fair value of assets of businesses acquired. Goodwill is evaluated annually, as of October 1, for impairment or more frequently if an impairment indicator exists.

Intangible Assets and Other Long-Lived Assets Intangible assets are amortized over the expected useful life of the asset. Amortization expense directly attributed to the manufacturing of the Company's products is included in manufacturing, shipping, and delivery. Amortization expense related to non-manufacturing activities is included in selling and administrative and other. The Company evaluates the recoverability of intangible assets and other long-lived assets based on undiscounted projected cash flows, excluding interest and taxes, when factors indicate that impairment may exist. If impairment exists, the asset is written down to fair value.

Property, Plant, and Equipment Property, plant, and equipment ("PP&E") is carried at cost and includes expenditures for new facilities and equipment and those costs which substantially increase the useful lives or capacity of existing PP&E. In general, depreciation is computed using the straight-line method and recorded over the estimated useful life of the asset. Factory machinery and equipment is depreciated over periods ranging from 5 to 25 years with the majority of such assets (principally glass-melting furnaces and forming machines) depreciated over 7-15 years. Buildings and building equipment are depreciated over periods ranging from 10 to 50 years. Depreciation expense directly attributed to the manufacturing of the Company's products is included in manufacturing, shipping, and delivery. Depreciation expense related to non-manufacturing activities is included in selling and administrative. Maintenance and repairs are expensed as incurred. Costs assigned to PP&E of acquired businesses are based on estimated fair values at the date of acquisition. The Company evaluates the recoverability of property, plant, and equipment based on undiscounted projected cash flows, excluding interest and taxes, when factors indicate that impairment may exist. If impairment exists, the asset is written down to fair value.

Revenue Recognition The Company recognizes sales, net of estimated discounts and allowances, when the title to the products and risk of loss are transferred to customers. Provisions for rebates to customers are provided in the same period that the related sales are recorded.

Shipping and Handling Costs Shipping and handling costs are included with manufacturing, shipping, and delivery costs in the Consolidated Results of Operations.

Income Taxes on Undistributed Earnings In general, the Company plans to continue to reinvest the undistributed earnings of foreign subsidiaries and foreign corporate joint ventures accounted for by the equity method. Accordingly, taxes are provided only on that amount of undistributed earnings in excess of planned reinvestments.

Foreign Currency Translation The assets and liabilities of substantially all subsidiaries and associates are translated at current exchange rates and any related translation adjustments are recorded directly in share owners' equity.

Accounts Receivable Receivables are stated at amounts estimated by management to be the net realizable value. The Company charges off accounts receivable when it becomes apparent based upon age or customer circumstances that amounts will not be collected.

Tabular data dollars in millions

1. Significant Accounting Policies (Continued)

Allowance for Doubtful Accounts The allowance for doubtful accounts is established through charges to the provision for bad debts. The Company evaluates the adequacy of the allowance for doubtful accounts on a periodic basis. The evaluation includes historical trends in collections and write-offs, management's judgment of the probability of collecting accounts and management's evaluation of business risk.

New Accounting Standards In June 2009, the FASB issued a new standard which amends certain guidance for determining whether an entity is a variable interest entity (VIE). An enterprise is required to perform an analysis to determine whether the Company's variable interests give it a controlling financial interest in a VIE. A company would be required to assess whether it has an implicit financial responsibility to ensure that a VIE operates as designed when determining whether it has the power to direct the activities of the VIE that most significantly impact the entity's economic performance. In addition, the new provisions require ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE. The new provisions are effective for financial statements issued for fiscal years beginning after November 15, 2009. The Company does not expect the adoption of this Statement to have an impact on its results of operations, financial position or cash flows.

Participation in OI Inc. Stock Option Plans and Other Stock Based Compensation The Company participates in the equity compensation plans of OI Inc. under which employees of the Company may be granted options to purchase common shares of OI Inc., restricted common shares of OI Inc., or restricted share units of OI Inc.

Stock Options

For options granted prior to March 22, 2005, no options may be exercised in whole or in part during the first year after the date granted. In general, subject to accelerated exercisability provisions related to the performance of OI Inc.'s common stock or change of control, 50% of the options become exercisable on the fifth anniversary of the date of the option grant, with the remaining 50% becoming exercisable on the sixth anniversary date of the option grant. In general, options expire following termination of employment or the day after the tenth anniversary date of the option grant.

For options granted after March 21, 2005, no options may be exercised in whole or in part during the first year after the date granted. In general, subject to change in control, these options become exercisable 25% per year beginning on the first anniversary. In general, options expire following termination of employment or the seventh anniversary of the option grant.

The fair value of options granted before March 22, 2005, is amortized ratably over five years or a shorter period if the grant becomes subject to accelerated exercisability provisions related to the performance of OI Inc.'s common stock. The fair value of options granted after March 21, 2005, is amortized over the vesting periods which range from one to four years.

Restricted Shares

Shares granted to employees prior to March 22, 2005, generally vest after three years or upon retirement, whichever is later. Shares granted after March 21, 2005, vest 25% per year beginning on the first anniversary and unvested shares are forfeited upon termination of employment. Shares granted to

Tabular data dollars in millions

1. Significant Accounting Policies (Continued)

directors prior to 2008 were immediately vested but may not be sold until the third anniversary of the share grant or the end of the director's then current term on the board, whichever is later. Shares granted to the directors after 2007 vest after one year.

The fair value of the shares is equal to the market price of the shares on the date of the grant. The fair value of restricted shares granted before March 22, 2005, is amortized ratably over the vesting period. The fair value of restricted shares granted after March 21, 2005, is amortized over the vesting periods which range from one to four years.

Performance Vested Restricted Share Units

Restricted share units vest on January 1 of the third year following the year in which they are granted. Holders of vested units receive 0.5 to 1.5 shares of OI Inc.'s common stock for each unit, depending upon the attainment of consolidated performance goals established by the Compensation Committee of OI Inc.'s Board of Directors. If minimum goals are not met, no shares will be issued. Granted but unvested restricted share units are forfeited upon termination of employment, unless certain retirement criteria are met.

The fair value of each restricted share unit is equal to the product of the fair value of OI Inc.'s common stock on the date of grant and the estimated number of shares into which the restricted share unit will be converted. The fair value of restricted share units is amortized ratably over the vesting period. Should the estimated number of shares into which the restricted share unit will be converted change, an adjustment will be recorded to recognize the accumulated difference in amortization between the revised and previous estimates.

Accounting

OI Inc. adopted new accounting guidance related to share-based payments effective January 1, 2006 using the modified-prospective method of adoption, which requires recognition of compensation cost in the financial statements beginning on the date of adoption.

As discussed in Note 11, costs incurred under these plans by OI Inc. related to stock-based compensation awards granted directly to the Company's employees are included in the allocable costs charged to the Company and other operating subsidiaries of OI Inc. on an intercompany basis.

Tabular data dollars in millions

2. Supplemental Cash Flow Information

Changes in the components of working capital related to operations (net of the effects related to acquisitions and divestitures) were as follows:

	2009	2008	2007
Decrease (increase) in current assets:			
Receivables	$ (0.2)	$ 73.8	$(30.1)
Inventories	152.0	(77.8)	70.5
Prepaid expenses	(43.3)	(7.0)	6.8
Increase (decrease) in current liabilities:			
Accounts payable and accrued liabilities	(73.2)	(123.9)	(13.5)
Salaries and wages	(13.6)	(18.8)	24.9
U.S. and foreign income taxes	73.2	6.4	(32.4)
	$122.1	$(147.3)	$ 26.2

Interest paid in cash, including note repurchase premiums in 2009 and 2007, aggregated $157.5 million for 2009, $209.3 million for 2008, and $390.3 million for 2007.

Income taxes paid (received) in cash were as follows:

	2009	2008	2007
Domestic	$ 4.1	$ (0.3)	$ 0.2
Foreign	196.0	158.4	149.2
	$200.1	$158.1	$149.4

3. Inventories

Major classes of inventory are as follows:

	2009	2008
Finished goods	$741.5	$831.7
Work in process	0.8	0.8
Raw materials	106.6	109.8
Operating supplies	50.8	56.8
	$899.7	$999.1

If the inventories which are valued on the LIFO method had been valued at standard costs, which approximate current costs, consolidated inventories would be higher than reported by $42.6 million and $32.5 million, at December 31, 2009 and 2008, respectively.

Inventories which are valued at the lower of standard costs (which approximate average costs), or market at December 31, 2009 and 2008 were approximately $772.1 million and $861.4 million, respectively.

Tabular data dollars in millions

4. Equity Investments

Summarized information pertaining to the Company's equity associates follows:

	2009	2008
At end of year:		
Equity in undistributed earnings:		
Foreign	$43.5	$31.0
Domestic	25.8	19.6
Total	$69.3	$50.6

	2009	2008	2007
For the year:			
Equity in earnings:			
Foreign	$12.5	$14.1	$ 5.3
Domestic	40.1	36.7	28.8
Total	$52.6	$50.8	$34.1
Dividends received	$33.8	$24.5	$21.7

Summarized combined financial information for equity associates is as follows:

	2009	2008
At end of year:		
Current assets	$218.0	$208.3
Non-current assets	314.1	325.9
Total assets	532.1	534.2
Current liabilities	138.5	167.5
Other liabilities and deferred items	145.9	137.9
Total liabilities and deferred items	284.4	305.4
Net assets	$247.7	$228.8

	2009	2008	2007(a)
For the year:			
Net sales	$548.6	$635.8	$535.9
Gross profit	$199.6	$227.5	$176.5
Net earnings	$158.0	$153.9	$112.4

(a) Amounts for 2007 exclude the Company's Caribbean investment due to the impairment recorded during 2007.

Tabular data dollars in millions

4. Equity Investments (Continued)

The Company's significant equity method investments include: (1) 50% of the common shares of Vetri Speciali SpA, a specialty glass manufacturer; (2) a 25% partnership interest in General Chemical Soda Ash (Partners), a soda ash supplier; and (3) a 50% partnership interest in Rocky Mountain Bottle Company, a glass container manufacturer.

5. External Debt

The following table summarizes the external long-term debt of the Company at December 31, 2009 and 2008:

	2009	2008
Secured Credit Agreement:		
Revolving Credit Facility:		
Revolving Loans	$ —	$ 18.7
Term Loans:		
Term Loan A (160.0 million AUD at Dec. 31, 2009)	143.9	155.7
Term Loan B	189.5	191.5
Term Loan C (110.8 million CAD at Dec. 31, 2009)	105.4	90.9
Term Loan D (€189.5 million at Dec. 31, 2009)	273.5	269.6
Senior Notes:		
8.25%, due 2013	460.4	461.1
6.75%, due 2014	400.0	400.0
6.75%, due 2014 (€225 million)	324.7	316.8
7.375%, due 2016	582.1	
6.875%, due 2017 (€300 million)	432.9	422.4
Other	99.0	104.6
	3,011.4	2,431.3
Less amounts due within one year	21.6	18.2
External long-term debt	$2,989.8	$2,413.1

On June 14, 2006, the Company's subsidiary borrowers entered into the Secured Credit Agreement (the "Agreement"). At December 31, 2009, the Agreement included a $900.0 million revolving credit facility, a 160.0 million Australian dollar term loan, and a 110.8 million Canadian dollar term loan, each of which has a final maturity date of June 15, 2012. It also included a $189.5 million term loan and a €189.5 million term loan, each of which has a final maturity date of June 14, 2013. During 2009, the Company's subsidiary borrowers repaid 65.0 million Australian dollars, $2.0 million and €2.0 million of term loans under the Agreement.

As a result of the 2008 bankruptcy of Lehman Brothers Holdings Inc. and several of its subsidiaries, the Company believes that the maximum amount available under the revolving credit facility was reduced by $32.3 million. After further deducting amounts attributable to letters of credit and overdraft facilities that are supported by the revolving credit facility, at December 31, 2009 the Company's subsidiary borrowers had unused credit of $760.0 million available under the Agreement.

Tabular data dollars in millions

5. External Debt (Continued)

The Agreement contains various covenants that restrict, among other things and subject to certain exceptions, the ability of the Company to incur certain liens, make certain investments and acquisitions, become liable under contingent obligations in certain defined instances only, make restricted junior payments, make certain asset sales within guidelines and limits, make capital expenditures beyond a certain threshold, engage in material transactions with shareholders and affiliates, participate in sale and leaseback financing arrangements, alter its fundamental business, amend certain outstanding debt obligations, and prepay certain outstanding debt obligations.

The Agreement also contains one financial maintenance covenant, a Leverage Ratio, that requires the Company not to exceed a ratio calculated by dividing consolidated total debt, less cash and cash equivalents, by Consolidated Adjusted EBITDA, as defined in the Agreement. The Leverage Ratio could restrict the ability of the Company to undertake additional financing to the extent that such financing would cause the Leverage Ratio to exceed the specified maximum.

Failure to comply with these covenants and restrictions could result in an event of default under the Agreement. In such an event, the Company could not request borrowings under the revolving facility, and all amounts outstanding under the Agreement, together with accrued interest, could then be declared immediately due and payable. If an event of default occurs under the Agreement and the lenders cause all of the outstanding debt obligations under the Agreement to become due and payable, this would result in a default under a number of other outstanding debt securities and could lead to an acceleration of obligations related to these debt securities. A default or event of default under the Agreement, indentures or agreements governing other indebtedness could also lead to an acceleration of debt under other debt instruments that contain cross acceleration or cross-default provisions.

The leverage ratio also determines pricing under the Agreement. The interest rate on borrowings under the Agreement is, at the Company's option, the Base Rate or the Eurocurrency Rate, as defined in the Agreement. These rates include a margin linked to the leverage ratio and the borrowers' senior secured debt rating. The margins range from 0.875% to 1.75% for Eurocurrency Rate loans and from −0.125% to 0.75% for Base Rate loans. In addition, a facility fee is payable on the revolving credit facility commitments ranging from 0.20% to 0.50% per annum linked to the leverage ratio. The weighted average interest rate on borrowings outstanding under the Agreement at December 31, 2009 was 2.40%. As of December 31, 2009, the Company was in compliance with all covenants and restrictions in the Agreement. In addition, the Company believes that it will remain in compliance and that its ability to borrow funds under the Agreement will not be adversely affected by the covenants and restrictions.

Borrowings under the Agreement are secured by substantially all of the assets of the Company's domestic subsidiaries and certain foreign subsidiaries, which have a book value of approximately $2.4 billion. Borrowings are also secured by a pledge of intercompany debt and equity in most of the Company's domestic subsidiaries and stock of certain foreign subsidiaries. All borrowings under the agreement are guaranteed by substantially all domestic subsidiaries of the Company for the term of the Agreement.

During May 2009, the Company issued senior notes with a face value of $600.0 million at 96.72% of face value for an effective interest rate of 8.00%. The notes bear interest at 7.375% and are due May 15, 2016. The notes are guaranteed by substantially all of the Company's domestic subsidiaries.

Tabular data dollars in millions

5. External Debt (Continued)

The net proceeds, after deducting commissions and expenses from the notes, approximated $568 million and were used to repay $221.9 million of the Company's $250.0 million intercompany debt with OI Inc and to reduce borrowings under the revolving credit facility. The balance of the proceeds increased cash. As a part of the issuance of these notes and the related repayment of the intercompany debt, the Company recorded additional interest charges in 2009 of $5.2 million for note repurchase premiums and the related write-off of unamortized finance fees, net of a gain from the termination of interest rate swap agreements related to the notes.

During October 2006, the Company entered into a European accounts receivable securitization program, which had a limit of €250 million at December 31, 2009. The program extends through October 2011, subject to annual renewal of backup credit lines. In addition, the Company participates in a receivables financing program in the Asia Pacific region with a revolving funding commitment of 89 million Australian dollars and 10 million New Zealand dollars that expire February 2010 and November 2010, respectively.

Information related to the Company's accounts receivable securitization program as of December 31, 2009 and 2008 is as follows:

	2009	2008
Balance (included in short-term loans)	$289.0	$293.7
Weighted average interest rate	2.52%	5.31%

The Company capitalized $16.8 million and $25.6 million in 2009 and 2008, respectively, under capital lease obligations with the related financing recorded as long term debt. These amounts are included in other in the long-term debt table above.

Annual maturities for all of the Company's long-term debt through 2014 are as follows: 2010, $21.6 million; 2011, $135.0 million; 2012, $164.2 million; 2013, $931.1 million, and 2014, $735.1 million.

Fair values at December 31, 2009, of the Company's significant fixed rate debt obligations were as follows:

	Principal Amount (millions of dollars)	Indicated Market Price	Fair Value (millions of dollars)
Senior Notes:			
8.25%, due 2013	$450.0	103.35	$465.1
6.75%, due 2014	400.0	102.25	409.0
6.75%, due 2014 (€225 million)	324.7	98.33	319.3
7.375%, due 2016	600.0	104.00	624.0
6.875%, due 2017 (€300 million)	432.9	96.97	419.8

Tabular data dollars in millions

6. Operating Leases

Rent expense attributable to all warehouse, office buildings, and equipment operating leases was $106.6 million in 2009, $95.4 million in 2008, and $87.4 million in 2007. Minimum future rentals under operating leases are as follows: 2010, $55.9 million; 2011, $40.8 million; 2012, $28.4 million; 2013, $18.4 million; 2014, $10.8 million; and 2015 and thereafter, $7.9 million.

7. Foreign Currency Transactions

Aggregate foreign currency exchange gains (losses) included in other costs and expenses were $(29.2) million in 2009, $0.6 million in 2008, and $(8.1) million in 2007.

During 2009, the Company entered into a series of parallel market transactions to exchange Venezuelan bolivars into U.S. dollars. In the parallel market, bolivars are valued significantly lower than the official government rate, giving rise to exchange losses from such transactions. As a result, the Company recognized foreign currency exchange losses of $28.0 million for the year.

8. Derivative Instruments

The Company has certain derivative assets and liabilities which consist of interest rate swaps, natural gas forwards, and foreign exchange option and forward contracts. The Company records derivative assets and liabilities at fair value and classifies them as "Level 2" in the fair value hierarchy.

Interest Rate Swaps Designated as Fair Value Hedges

In the fourth quarter of 2003 and the first quarter of 2004, the Company entered into a series of interest rate swap agreements with a total notional amount of $700 million that were to mature in 2010 and 2013. The swaps were executed in order to: (i) convert a portion of the senior notes and senior debentures fixed-rate debt into floating-rate debt; (ii) maintain a capital structure containing appropriate amounts of fixed and floating-rate debt; and (iii) reduce net interest payments and expense in the near-term.

The Company's fixed-to-floating interest rate swaps were accounted for as fair value hedges. Because the relevant terms of the swap agreements matched the corresponding terms of the notes, there was no hedge ineffectiveness. Accordingly, the Company recorded the net of the fair market values of the swaps as a long-term asset (liability) along with a corresponding net increase (decrease) in the carrying value of the hedged debt.

For derivative instruments that are designated and qualify as fair value hedges, the change in the fair value of the derivative instrument related to the future cash flows (gain or loss on the derivative) as well as the offsetting change in the fair value of the hedged item attributable to the hedged risk are recognized in current earnings. The Company includes the gain or loss on the hedged items (i.e. long-term debt) in the same line item (interest expense) as the offsetting loss or gain on the related interest rate swaps.

During the second quarter of 2009, the Company repaid $221.9 million of its $250 million intercompany debt with OI Inc. As a result of the debt repayment, the Company terminated the related interest rate swap agreements for proceeds of $5.0 million. The Company recognized $4.4 million of the proceeds as a reduction of interest expense upon the termination of the interest rate swap

Tabular data dollars in millions

8. Derivative Instruments (Continued)

agreements, while the remaining $0.6 million is recorded as an adjustment to the debt and will be recognized as a reduction of interest expense over the remaining life of the outstanding intercompany debt due 2010. See Note 5 for additional information.

During the second quarter of 2009, the Company's interest rate swaps related to the $450 million senior notes due 2013 were terminated. The Company received proceeds of $12.4 million which were recorded as an adjustment to debt and will be recognized as a reduction of interest expense over the remaining life of the senior notes due 2013.

As of December 31, 2009, the balance of unamortized proceeds from terminated interest rate swaps included in long-term debt was $10.6 million.

The effect of the interest rate swaps on the results of operations for the year ended December 31, 2009 and 2008 is as follows:

	Amount of Gain (Loss) Recognized in Interest Expense	
	2009	**2008**
Interest rate swaps	$(11.0)	$ 26.1
Related long-term debt	11.0	(26.1)
Proceeds recognized and amortized for terminated interest rate swaps	6.7	
Net impact on interest expense	$ 6.7	$ —

Commodity Futures Contracts Designated as Cash Flow Hedges

The Company enters into commodity futures contracts related to forecasted natural gas requirements, the objectives of which are to limit the effects of fluctuations in the future market price paid for natural gas and the related volatility in cash flows. The Company continually evaluates the natural gas market with respect to its forecasted usage requirements over the next twelve to twenty-four months and periodically enters into commodity futures contracts in order to hedge a portion of its usage requirements over that period. At December 31, 2009, the Company had entered into commodity futures contracts covering approximately 4,800,000 MM BTUs over that period.

The Company accounts for the above futures contracts as cash flow hedges at December 31, 2009 and recognizes them on the balance sheet at fair value. The effective portion of changes in the fair value of a derivative that is designated as, and meets the required criteria for, a cash flow hedge is recorded in the Accumulated Other Comprehensive Income component of share owners' equity ("OCI") and reclassified into earnings in the same period or periods during which the underlying hedged item affects earnings. At December 31, 2009, an unrecognized loss of $1.3 million (pretax) related to the commodity futures contracts was included in Accumulated OCI, and will be reclassified into earnings over the next twelve to twenty-four months. Any material portion of the change in the fair value of a derivative designated as a cash flow hedge that is deemed to be ineffective is recognized

Tabular data dollars in millions

8. Derivative Instruments (Continued)

in current earnings. The ineffectiveness related to these natural gas hedges for the year ended December 31, 2009 and 2008 was not material.

The effect of the commodity futures contracts on the results of operations for the year ended December 31, 2009 and 2008 is as follows:

Amount of Gain (Loss) Recognized in OCI on Commodity Futures Contracts (Effective Portion)		Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (reported in manufacturing, shipping, and delivery) (Effective Portion)	
2009	2008	2009	2008
$(24.8)	$(27.2)	$(60.9)	$5.7

Senior Notes Designated as Net Investment Hedge

During December 2004, the Company issued senior notes totaling €225 million. These notes were designated by the Company as a hedge of a portion of its net investment in a non-U.S. subsidiary with a Euro functional currency. Because the amount of the Senior Notes matches the hedged portion of the net investment, there is no hedge ineffectiveness. Accordingly, the Company recorded the impact of changes in the foreign currency exchange rate on the Euro-denominated notes in OCI. The amount recorded in OCI will be reclassified into earnings when the Company sells or liquidates its net investment in the non-U.S. subsidiary.

The effect of the net investment hedge on the results of operations for the year ended December 31, 2009 and 2008 is as follows:

Amount of Gain (Loss) Recognized in OCI		Location of Gain (Loss) Reclassified from Accumulated OCI into Income	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income	
2009	2008		2009	2008
$(8.8)	$15.2	N/A	$—	$—

Forward Exchange Contracts not Designated as Hedging Instruments

The Company's subsidiaries may enter into short-term forward exchange or option agreements to purchase foreign currencies at set rates in the future. These agreements are used to limit exposure to fluctuations in foreign currency exchange rates for significant planned purchases of fixed assets or commodities that are denominated in currencies other than the subsidiaries' functional currency. Subsidiaries may also use forward exchange agreements to offset the foreign currency risk for receivables and payables, including intercompany receivables and payables, not denominated in, or indexed to, their functional currencies. The Company records these short-term forward exchange agreements on the balance sheet at fair value and changes in the fair value are recognized in current earnings.

Tabular data dollars in millions

8. Derivative Instruments (Continued)

At December 31, 2009, various subsidiaries of the Company had outstanding forward exchange and option agreements denominated in various currencies covering the equivalent of approximately $1.0 billion related primarily to intercompany transactions and loans.

The effect of the forward exchange contracts on the results of operations for the year ended December 31, 2009 and 2008 is as follows:

Location of Loss Recognized in Income on Forward Exchange Contracts	Amount of Loss Recognized in Income on Forward Exchange Contracts	
	2009	2008
Other expense	$(8.3)	$(4.2)

Balance Sheet Classification

The Company records the fair values of derivative financial instruments on the balance sheet as follows: (1) receivables if the instrument has a positive fair value and maturity within one year, (2) deposits, receivables, and other assets if the instrument has a positive fair value and maturity after one year, (3) accounts payable and other current liabilities if the instrument has a negative fair value and maturity within one year, and (4) other liabilities if the instrument has a negative fair value and

Tabular data dollars in millions

8. Derivative Instruments (Continued)

maturity after one year. The following table shows the amount and classification of the Company's derivatives as of December 31, 2009 and 2008:

	2009		2008	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Asset Derivatives:				
Derivatives designated as hedging instruments				
Interest rate swaps			Deposits, receivables, and other assets	$29.4
Commodity futures contracts	Receivables	$0.4		
Commodity futures contracts	Other accrued liabilities	0.1		
Total derivatives designated as hedging instruments		0.5		29.4
Derivatives not designated as hedging instruments				
Foreign exchange contracts	Receivables	6.0	Receivables	19.4
Foreign exchange contracts	Other accrued liabilities	0.2		
Total derivatives not designated as hedging instruments		6.2		19.4
Total asset derivatives		$6.7		$48.8
Liability Derivatives:				
Derivatives designated as hedging instruments				
Commodity futures contracts	Other accrued liabilities	$1.8	Other accrued liabilities	$37.4
Total derivatives designated as hedging instruments		1.8		37.4
Derivatives not designated as hedging instruments				
Foreign exchange contracts	Other accrued liabilities	2.9	Receivables	0.4
Foreign exchange contracts			Other accrued liabilities	11.6
Foreign exchange contracts			Other liabilities	0.1
Total derivatives not designated as hedging instruments		2.9		12.1
Total liability derivatives		$4.7		$49.5

Tabular data dollars in millions

9. Accumulated Other Comprehensive Income (Loss)

The components of comprehensive income are: (a) net earnings; (b) change in fair value of certain derivative instruments; (c) pension and other postretirement benefit adjustments; and (d) foreign currency translation adjustments. The net effect of exchange rate fluctuations generally reflects changes in the relative strength of the U.S. dollar against major foreign currencies between the beginning and end of the year.

The following table lists the beginning balance, yearly activity and ending balance of each component of accumulated other comprehensive income (loss):

	Net Effect of Exchange Rate Fluctuations	Deferred Tax Effect for Translation	Unfunded Pension Liability	Change in Certain Derivative Instruments	Employee Benefit Plans	Total Accumulated Comprehensive Income (Loss)
Balance on Jan. 1, 2007	$ 188.0	$12.7	$(122.9)	$(34.9)	$ (47.4)	$ (4.5)
2007 Change	305.3			28.2	41.5	375.0
Translation effect					(6.7)	(6.7)
Reclass			122.9	2.2	(125.1)	—
Tax effect					(8.6)	(8.6)
Balance on Dec. 31, 2007	493.3	12.7	—	(4.5)	(146.3)	355.2
2008 Change	(431.9)			(32.9)	(200.8)	(665.6)
Translation effect					46.1	46.1
Tax effect					55.1	55.1
Balance on Dec. 31, 2008	61.4	12.7	—	(37.4)	(245.9)	(209.2)
2009 Change	228.9			36.1	32.8	297.8
Translation effect					(33.7)	(33.7)
Tax effect					(8.4)	(8.4)
Balance on Dec. 31, 2009	$ 290.3	$12.7	$ —	$ (1.3)	$(255.2)	$ 46.5

Exchange rate fluctuations in 2009 include a loss of $132.5 million related to the Company's decision to translate the balance sheets of its Venezuelan subsidiaries using the parallel market rate at December 31, 2009 instead of the historic official rate. See Note 19 to the Consolidated Financial Statements for further information.

Tabular data dollars in millions

10. Income Taxes

Deferred income taxes reflect: (1) the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes and (2) carryovers and credits for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities at December 31, 2009 and 2008 are as follows:

	2009	2008
Deferred tax assets:		
Tax loss carryovers	$ 223.8	$ 233.5
Capital loss carryovers	24.7	23.7
Accrued postretirement benefits	20.9	20.2
Other, principally accrued liabilities	228.5	190.0
Total deferred tax assets	497.9	467.4
Deferred tax liabilities:		
Property, plant and equipment	141.8	143.9
Inventory	12.0	13.4
Other	65.1	46.1
Total deferred tax liabilities	218.9	203.4
Valuation allowance	(268.2)	(255.4)
Net deferred tax liabilities	$ 10.8	$ 8.6

Deferred taxes are included in the Consolidated Balance Sheets at December 31, 2009 and 2008 as follows:

	2009	2008
Prepaid expenses	$ 45.2	$ 24.8
Deposits, receivables, and other assets	219.0	101.3
Deferred taxes	(253.4)	(117.5)
Net deferred tax liabilities	$ 10.8	$ 8.6

The Company reviews the likelihood that it will realize the benefit of its deferred tax assets and therefore the need for valuation allowances on a quarterly basis, or whenever events indicate that a review is required. In determining the requirement for a valuation allowance, the historical and projected financial results of the legal entity or consolidated group recording the net deferred tax asset is considered, along with other positive and negative evidence.

Tabular data dollars in millions

10. Income Taxes (Continued)

The provision for income taxes consists of the following:

	2009	2008	2007
Current:			
U.S. Federal	$ 2.8	$ (0.4)	$ —
State	(0.5)	0.6	0.4
Foreign	123.3	213.0	144.3
	125.6	213.2	144.7
Deferred:			
U.S. Federal		4.0	0.3
State	(1.3)	(3.2)	(4.0)
Foreign	53.5	9.8	(1.9)
	52.2	10.6	(5.6)
Total:			
U.S. Federal	2.8	3.6	0.3
State	(1.8)	(2.6)	(3.6)
Foreign	176.8	222.8	142.4
	$177.8	$223.8	$139.1

The provision for income taxes was calculated based on the following components of earnings before income taxes:

	2009	2008	2007
Domestic	$100.3	$191.2	$ 37.4
Foreign	540.3	698.9	687.3
	$640.6	$890.1	$724.7

Tabular data dollars in millions

10. Income Taxes (Continued)

A reconciliation of the provision for income taxes based on the statutory U.S. Federal tax rate of 35% to the provision for income taxes is as follows:

	2009	2008	2007
Tax provision (benefit) on pretax earnings (loss) from continuing operations at statutory U.S. Federal tax rate	$224.2	$311.5	$ 253.7
Increase (decrease) in provision for income taxes due to:			
Valuation allowance—U.S.	(34.0)	(53.7)	(538.3)
Foreign subsidiary ownership restructuring and incentives	10.8	35.1	535.9
Foreign source income taxable in the U.S.	6.1	11.3	29.3
Reversal of non-U.S. tax valuation allowance	(0.9)		(13.4)
Foreign tax credit utilization			(47.9)
State taxes, net of federal benefit	0.8	(1.3)	(4.8)
Rate differences on non-U.S. earnings	(24.1)	(55.3)	(65.8)
Adjustment for non-U.S. tax law changes	(0.6)	(20.1)	(9.9)
Other items	(4.5)	(3.7)	0.3
Provision for income taxes	$177.8	$223.8	$ 139.1

In 2007 the Company implemented a plan to restructure the ownership and intercompany obligations of certain foreign subsidiaries. These actions resulted in taxation of a significant portion of previously unremitted foreign earnings and will transfer a portion of the Company's debt service obligations to operations outside the U.S. in order to better balance operating cash flows with financing costs on a global basis. The foreign earnings reported as taxable in the U.S. were offset by net operating loss carryforwards and foreign tax credits. Foreign tax credit carryforwards arising from the restructuring were fully offset by an increase in the valuation allowance.

The Company has recognized tax benefits as a result of incentives in certain non-U.S. jurisdictions which expire between 2012 and 2015.

The Company is included in OI Inc.'s consolidated tax returns. OI Inc. has net operating losses, capital losses, alternative minimum tax credits, and research and development credits available to offset future U.S. Federal income tax.

At December 31, 2009, the Company's equity in the undistributed earnings of foreign subsidiaries for which income taxes had not been provided approximated $1,823.4 million. The Company intends to reinvest these earnings indefinitely in the non-U.S. operations. It is not practicable to estimate the U.S. and foreign tax which would be payable should these earnings be distributed.

The Company records a liability for unrecognized tax benefits related to uncertain tax positions. In 2008, the Company reclassified $28.5 million of deferred tax assets related to general business credits and net operating losses that were previously offset by a full valuation allowance to the liability for unrecognized tax benefits. This balance sheet reclassification had no effect on share owners' equity. The Company accrues interest and penalties associated with unrecognized tax benefits as a component of its income tax expense.

Tabular data dollars in millions

10. Income Taxes (Continued)

The following is a reconciliation of the Company's total gross unrecognized tax benefits for the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
Balance at January 1	$103.1	$ 53.0	$45.8
Additions for tax positions of prior years	20.1	51.2	0.1
Reductions for tax positions of prior years		(2.1)	(2.5)
Additions based on tax positions related to the current year	17.1	6.1	11.0
Reductions due to the lapse of the applicable statute of limitations	(4.1)	(3.1)	(1.4)
Foreign currency translation	(7.8)		
Reductions due to settlements		(2.0)	
Balance at December 31	$128.4	$103.1	$53.0

At December 31, 2009 and 2008, accrued interest and penalties related to unrecognized tax benefits were $23.2 million and $14.5 million, respectively. Tax expense for the years ended December 31, 2009, 2008 and 2007 included interest and penalties of $10.6 million, $10.7 million and $0.6 million, respectively, on unrecognized tax benefits.

The unrecognized tax benefit liability, including interest and penalties, as of December 31, 2009 and 2008 was $151.6 million and $117.6 million, respectively. Approximately $97.3 million and $72.7 million as of December 31, 2009 and 2008, respectively, relate to unrecognized tax benefits, which if recognized, would impact the Company's effective income tax rate. This amount differs from the gross unrecognized tax benefits presented in the table above because of the unrecognized tax benefits that would result in the utilization of certain tax attribute carryforwards that are currently subject to a full valuation allowance due to uncertainties about their future period utilization.

For federal and certain state income tax purposes, the taxable income of the Company is included in the consolidated tax returns of OI Inc. and income taxes are allocated to the Company on a basis consistent with separate returns. Tax years through 1999 have been settled with the U.S. Internal Revenue Service and there is no current IRS examination in progress. Due to the existence of tax attribute carryforwards (which are currently offset by full valuation allowances) in the U.S., the Company treats certain post-1999 tax positions as unsettled because of the taxing authorities' ability to modify these attributes. The 2000 tax year is the earliest open year for the Company's other major tax jurisdictions.

The Company does not anticipate a significant change in the total amount of unrecognized income tax benefits within the next twelve months.

Tabular data dollars in millions

11. Related Party Transactions

Charges for administrative services are allocated to the Company by OI Inc. based on an annual utilization level. Such services include compensation and benefits administration, payroll processing, use of certain general accounting systems, auditing, income tax planning and compliance, and treasury services. Beginning in 2008, the Company revised its method of allocating corporate expenses. The Company decreased slightly the percentage allocation based on sales and significantly expanded the number of functions included in the allocation based on cost of services.

Allocated costs also include charges associated with OI Inc.'s equity compensation plans. A substantial number of the options, restricted shares and restricted share units granted under these plans have been granted to key employees of another subsidiary of OI Inc., some of whose compensation costs, including stock-based compensation, are included in an allocation of costs to all operating subsidiaries of OI Inc., including the Company.

Management believes that such transactions are on terms no less favorable to the Company than those that could be obtained from unaffiliated third parties.

The following information summarizes the Company's significant related party transactions:

	Years ended December 31,		
	2009	2008	2007
Revenues:			
Sales to affiliated companies	$ —	$ —	$ 0.3
Expenses:			
Administrative services	14.2	15.0	19.5
Corporate management fee	70.9	60.9	29.1
Trademark royalties	19.4	19.9	
Total expenses	$104.5	$95.8	$48.6

The above expenses are recorded in the statement of operations as follows:

	Years ended December 31,		
	2009	2008	2007
Cost of sales	$ 1.2	$ 0.9	$16.9
Selling, general, and adminstrative expenses	103.3	94.9	31.7
Total expenses	$104.5	$95.8	$48.6

Intercompany interest is charged to the Company from OI Inc. based on intercompany debt balances. An interest rate is calculated monthly based on OI Inc.'s total consolidated monthly external debt balance and the related interest expense, including finance fee amortization and commitment fees. The calculated rate (7.2% at December 31, 2009) is applied monthly to the intercompany debt balance to determine intercompany interest expense.

Tabular data dollars in millions

12. Pension Benefit Plans and Other Postretirement Benefits

Pension Benefit Plans

The Company participates in OI Inc.'s defined benefit pension plans for substantially all employees located in the United States. Benefits generally are based on compensation for salaried employees and on length of service for hourly employees. OI Inc.'s policy is to fund pension plans such that sufficient assets will be available to meet future benefit requirements. Independent actuaries determine pension costs for each subsidiary of OI Inc. included in the plans; however, accumulated benefit obligation information and plan assets pertaining to each subsidiary have not been separately determined. As such, the accumulated benefit obligation and the plan assets related to the pension plans for domestic employees have been retained by another subsidiary of OI Inc. Net credits to results of operations for the Company's allocated portion of the domestic pension costs amounted to $3.8 million in 2009, $39.9 million in 2008, and $23.0 million in 2007.

OI Inc. also sponsors several defined contribution plans for all salaried and hourly U.S. employees of the Company. Participation is voluntary and participants' contributions are based on their compensation. OI Inc. matches contributions of participants, up to various limits, in substantially all plans. OI Inc. charges the Company for its share of the match. The Company's share of the contributions to these plans amounted to $6.1 million in 2009, $6.0 million in 2008, and $5.7 million in 2007.

The Company's subsidiaries in the United Kingdom, the Netherlands, Canada, Australia, and many employees of Germany and France also have pension plans covering substantially all employees. The following tables relate to the Company's principal defined benefit pension plans in the United Kingdom, the Netherlands, Canada, Australia, Germany and France (the International Pension Plans).

The International Pension Plans use a December 31 measurement date.

The changes in the International Pension Plans benefit obligations for the year were as follows:

	2009	2008
Obligations at beginning of year	$1,299.4	$1,617.1
Change in benefit obligations:		
Service cost	17.6	22.0
Interest cost	79.1	82.9
Actuarial (gain) loss, including the effect of change in discount rates	62.4	(52.7)
Participant contributions	7.4	8.8
Benefit payments	(73.1)	(89.4)
Curtailments	(1.8)	(9.5)
Settlements	(30.3)	
Special termination benefits		4.4
Foreign currency translation	133.5	(284.2)
Net change in benefit obligations	194.8	(317.7)
Obligations at end of year	$1,494.2	$1,299.4

Tabular data dollars in millions

12. Pension Benefit Plans and Other Postretirement Benefits (Continued)

The changes in the fair value of the International Pension Plans' assets for the year were as follows:

	2009	2008
Fair value at beginning of year	$ 922.0	$1,376.8
Change in fair value:		
Actual gain (loss) on plan assets	166.4	(220.6)
Benefit payments	(73.1)	(89.4)
Employer contributions	122.0	60.1
Participant contributions	7.4	8.8
Settlements	(30.3)	
Foreign currency translation	108.2	(213.7)
Net change in fair value of assets	300.6	(454.8)
Fair value at end of year	$1,222.6	$ 922.0

The funded status of the International Pension Plans at year end was as follows:

	2009	2008
Plan assets at fair value	$1,222.6	$ 922.0
Projected benefit obligations	1,494.2	1,299.4
Plan assets less than projected benefit obligations	(271.6)	(377.4)
Items not yet recognized in pension expense:		
Actuarial loss	368.9	362.9
Prior service credit	(14.4)	(15.1)
	354.5	347.8
Net amount recognized	$ 82.9	$ (29.6)

The net amount recognized is included in the Consolidated Balance Sheets at December 31, 2009 and 2008 as follows:

	2009	2008
Prepaid pension	$ 46.3	$ —
Current pension liability, included with Other accrued liabilities	(7.9)	(7.2)
Noncurrent pension liability, included with Other liabilities	(310.0)	(370.2)
Accumulated other comprehensive income	354.5	347.8
Net amount recognized	$ 82.9	$ (29.6)

Tabular data dollars in millions

12. Pension Benefit Plans and Other Postretirement Benefits (Continued)

The following changes in plan assets and benefit obligations were recognized in accumulated other comprehensive income at December 31, 2009 as follows:

	Pretax	Tax Effect	After-tax
Current year actuarial (gain) loss	$(36.9)	$ 9.9	$(27.0)
Amortization of actuarial loss	(5.5)	1.4	(4.1)
Amortization of prior service credit	0.7	(0.2)	0.5
	(41.7)	11.1	(30.6)
Translation			34.7
	$(41.7)	$11.1	$ 4.1

The accumulated benefit obligation for all defined benefit pension plans was $1,303.6 million and $1,129.5 million at December 31, 2009 and 2008, respectively.

The components of the International Pension Plans' net pension expense were as follows:

	2009	2008	2007
Service cost	$ 17.6	$ 21.9	$ 25.0
Interest cost	79.1	82.9	78.8
Expected asset return	(78.9)	(96.5)	(94.5)
Curtailment cost		0.1	0.1
Settlement cost	9.3		
Special termination benefit		4.4	
Other		(1.1)	5.2
Amortization:			
Prior service credit	(0.7)	(0.6)	(0.1)
Actuarial loss	5.5	5.2	11.4
Net amortization	4.8	4.6	11.3
Net expense	$ 31.9	$ 16.3	$ 25.9

Amounts that will be amortized from accumulated other comprehensive income into net pension expense during 2010:

Amortization:	
Actuarial loss	$21.7
Prior service credit	(0.7)
Net amortization	$21.0

Tabular data dollars in millions

12. Pension Benefit Plans and Other Postretirement Benefits (Continued)

The following information is for plans with projected benefit obligations in excess of the fair value of plan assets at year end:

	2009	2008
Projected benefit obligation	$968.4	$1,299.4
Fair value of plan assets	650.4	922.0

The following information is for plans with accumulated benefit obligations in excess of the fair value of plan assets at year end:

	2009	2008
Accumulated benefit obligations	$834.1	$1,129.5
Fair value of plan assets	650.4	922.0

The weighted average assumptions used to determine benefit obligations were as follows:

	2009	2008
Discount rate	5.64%	5.88%
Rate of compensation increase	3.54%	2.65%

The weighted average assumptions used to determine net periodic pension costs were as follows:

	2009	2008	2007
Discount rate	5.88%	5.46%	4.92%
Rate of compensation increase	2.65%	3.39%	3.34%
Expected long-term rate of return on assets	6.95%	6.96%	7.16%

Future benefits are assumed to increase in a manner consistent with past experience of the plans, which, to the extent benefits are based on compensation, includes assumed salary increases as presented above. Amortization included in net pension expense is based on the average remaining service of employees.

For 2009, the Company's weighted average expected long-term rate of return on assets was 6.95%. In developing this assumption, the Company evaluated input from its third party pension plan asset managers, including their review of asset class return expectations and long-term inflation assumptions. The Company also considered its historical 10-year average return (through December 31, 2008), which was in line with the expected long-term rate of return assumption for 2009.

It is the Company's policy to invest pension plan assets in a diversified portfolio consisting of an array of asset classes within established target asset allocation ranges. The investment risk of the assets is limited by appropriate diversification both within and between asset classes. The assets for both the U.S. and non-U.S. plans are primarily invested in a broad mix of domestic and international equities, domestic and international bonds, and real estate, subject to the target asset allocation ranges. The assets are managed with a view to ensuring that sufficient liquidity will be available to meet expected cash flow requirements.

Tabular data dollars in millions

12. Pension Benefit Plans and Other Postretirement Benefits (Continued)

The investment valuation policy of the Company is to value investments at fair value. All investments are valued at their respective net asset values. Equity securities for which market quotations are readily available are valued at the last reported sales price on their principal exchange on valuation date or official close for certain markets. Fixed income investments are valued on a basis of valuations furnished by a trustee-approved independent pricing service, which determines valuations for normal institutional-size trading units of such securities which are generally recognized at fair value as determined in good faith by the Trustee. Investments in registered investment companies or collective pooled funds are valued at their respective net asset values. Short-term investments are stated at amortized cost, which approximates fair value. The fair value of real estate is determined by periodic appraisals.

The following table sets forth by level, within the fair value hierarchy, the Company's pension plan assets at fair value as of December 31, 2009:

	Level 1	Level 2	Level 3	Total	Target Allocation
Cash and cash equivalents	$ 35.8	$ 9.9	$ —	$ 45.7	
Equity securities	405.8	95.3		501.1	36 - 46%
Debt securities	515.2	81.1	8.8	605.1	38 - 48%
Real estate			10.9	10.9	0 - 7%
Other	54.4	5.4		59.8	4 - 14%
Total assets at fair value	$1,011.2	$191.7	$19.7	$1,222.6	

The following is a reconciliation of the Company's pension plan assets recorded at fair value using significant unobservable inputs (Level 3):

Balance at December 31, 2008	$29.1
Net decrease	(9.4)
Balance at December 31, 2009	$19.7

The net decrease in the fair value of the Company's Level 3 pension plan assets is primarily due to sales of unlisted real estate funds. The change in the fair value of Level 3 pension plan assets due to actual return on those assets was immaterial in 2009.

Based on exchange rates at the end of 2009, the Company expects to contribute approximately $10 million to $15 million to its defined benefit pension plans in 2010.

Tabular data dollars in millions

12. Pension Benefit Plans and Other Postretirement Benefits (Continued)

The following estimated future benefit payments, which reflect expected future service, as appropriate, are expected to be paid in the years indicated:

Year(s)	Amount
2010	$ 79.7
2011	77.8
2012	81.1
2013	84.8
2014	87.7
2015 - 2019	443.5

Postretirement Benefits Other Than Pensions

OI Inc. provides certain retiree health care and life insurance benefits covering substantially all U.S. salaried and certain hourly employees and substantially all employees in Canada and The Netherlands. Employees are generally eligible for benefits upon retirement and completion of a specified number of years of creditable service. Independent actuaries determine postretirement benefit costs for each subsidiary of OI Inc.; however, accumulated postretirement benefit obligation information pertaining to each subsidiary has not been separately determined. As such, the accumulated postretirement benefit obligation has been retained by another subsidiary of OI Inc.

The Company's net periodic postretirement benefit cost, as allocated by OI Inc., for domestic employees was $6.5 million, $5.8 million, and $8.1 million, at December 31, 2009, 2008, and 2007, respectively.

The Company's subsidiaries in Canada and the Netherlands also have postretirement benefit plans covering substantially all employees. The following tables relate to the Company's postretirement benefit plan in Canada and the Netherlands (the International Postretirement Benefit Plans).

The changes in the International Postretirement Benefit Plans obligations were as follows:

	2009	2008
Obligations at beginning of year	$67.0	$ 95.0
Change in benefit obligations:		
Service cost	0.9	1.2
Interest cost	4.5	4.5
Actuarial (gain) loss, including the effect of changing discount rates	7.9	(11.9)
Curtailments		(2.9)
Special termination benefits		0.9
Benefit payments	(3.1)	(3.1)
Foreign currency translation	11.0	(16.7)
Net change in benefit obligations	21.2	(28.0)
Obligations at end of year	$88.2	$ 67.0

Tabular data dollars in millions

12. Pension Benefit Plans and Other Postretirement Benefits (Continued)

The funded status of the International Postretirement Benefit Plans at year end was as follows:

	2009	2008
Postretirement benefit obligations	$88.2	$67.0
Items not yet recognized in net postretirement benefit cost:		
Actuarial gain (loss)	(0.6)	6.8
Net amount recognized	$87.6	$73.8

The net amount recognized is included in the Consolidated Balance Sheets at December 31, 2009 and 2008 as follows:

	2009	2008
Current nonpension postretirement benefit, included with Other accrued liabilities	$ (3.9)	$ (3.1)
Nonpension postretirement benefits	(84.3)	(63.9)
Accumulated other comprehensive (income) loss	0.6	(6.8)
Net liability recognized	$(87.6)	$(73.8)

The following changes in benefit obligations were recognized in accumulated other comprehensive income at December 31, 2009 as follows:

	Pretax	Tax Effect	After-tax
Current year actuarial loss	$8.6	$(2.2)	$10.8
Amortization of actuarial loss	0.2		0.2
	8.8	(2.2)	11.0
Translation			(1.0)
	$8.8	$(2.2)	$10.0

The Company's nonpension postretirement benefit obligations are included with other long term liabilities on the balance sheet.

Tabular data dollars in millions

12. Pension Benefit Plans and Other Postretirement Benefits (Continued)

The components of International Postretirement Benefit Plans net postretirement benefit cost were as follows:

	2009	2008	2007
Service cost	$ 0.9	$ 1.2	$ 1.3
Interest cost	4.5	4.5	4.0
Special termination benefit		0.9	
Other		0.1	
Amortization:			
Gain	(0.1)	(0.1)	(0.3)
Net postretirement benefit cost	$ 5.3	$ 6.6	$ 5.0

The weighted average discount rate used to determine the accumulated postretirement benefit obligation was 5.6% and 6.4% at December 31, 2009 and 2008, respectively.

The weighted average discount rate used to determine net postretirement benefit cost was 6.4% at December 31, 2009, 4.8% at December 31, 2008, and 5.2% at December 31, 2007.

The weighted average assumed health care cost trend rates at December 31 were as follows:

	2009	2008
Health care cost trend rate assumed for next year	9.00%	9.00%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2013	2010

Assumed health care cost trend rates affect the amounts reported for the postretirement benefit plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost	$ 0.8	$(0.7)
Effect on accumulated postretirement benefit obligations	11.3	(9.4)

Amortization included in net postretirement benefit cost is based on the average remaining service of employees.

Tabular data dollars in millions

12. Pension Benefit Plans and Other Postretirement Benefits (Continued)

The following estimated future benefit payments, which reflect expected future service, as appropriate, are expected to be paid in the years indicated:

Year(s)	Amount
2010	$ 3.9
2011	4.2
2012	4.6
2013	5.0
2014	5.3
2015 - 2019	31.2

Benefits provided by OI Inc. for certain hourly retirees of the Company are determined by collective bargaining. Most other domestic hourly retirees receive health and life insurance benefits from a multi-employer trust established by collective bargaining. Payments to the trust as required by the bargaining agreements are based upon specified amounts per hour worked and were $7.2 million in 2009, $8.9 million in 2008, and $7.4 million in 2007. Postretirement health and life benefits for retirees of foreign subsidiaries are generally provided through the national health care programs of the countries in which the subsidiaries are located.

13. Other Expense

Other expense for the year ended December 31, 2009 included the following:

- The Company recognized foreign currency exchange losses of $28.0 million related to the exchange of Venezuelan bolivars into U.S. dollars. See Note 7 for additional information.
- During the fourth quarter of 2009, the Company recorded charges of $17.3 million ($17.6 million after tax amount attributable to the Company) for the remeasurement of certain bolivar-denominated assets and liabilities held outside of Venezuela. See Note 19 for additional information.
- The Company recorded charges totaling $213.6 million ($182.8 million after tax amount attributable to the Company) for restructuring and asset impairment. The charges reflect the additional decisions reached in the Company's strategic review of its global manufacturing footprint. See Note 14 for additional information.

Other expense for the year ended December 31, 2008 included the following:

- The Company recorded charges totaling $132.4 million ($110.1 million after tax amount attributable to the Company) for restructuring and asset impairment. The charges reflect the additional decisions reached in the Company's strategic review of its global manufacturing footprint. See Note 14 for additional information.
- During 2008, the Company also recorded an additional $0.9 million (pretax and after tax amount attributable to the Company) related to the impairment of the Company's equity investment in the South American Segment's 50%-owned Caribbean affiliate.

Tabular data dollars in millions

13. Other Expense (Continued)

Other costs and expenses for the year ended December 31, 2007 included the following:

- In the South American Segment's 50%-owned Caribbean affiliate, declining productivity and cash flows resulted in impairment of the Company's equity investment, establishment of valuation allowances against advances to the affiliate, and accrual of certain contingent obligations for total charges of $45.0 million ($43.9 million after tax amount attributable to the Company) recorded in 2007 with an additional $0.9 million (before and after tax amount attributable to the Company) recorded in the first quarter of 2008.
- The Company recorded charges totaling $55.3 million ($40.2 million after tax amount attributable to the Company) for restructuring and asset impairment. The charges reflect the additional decisions reached in the Company's strategic review of its global manufacturing footprint. See Note 14 for additional information.

14. Restructuring Accruals

Beginning in 2007, the Company commenced a strategic review of its global profitability and manufacturing footprint. The combined 2007, 2008 and 2009 charges, amounting to $401.3 million ($333.1 million after tax amount attributable to the Company), reflect the decisions reached through December 31, 2009 in the Company's strategic review of its global manufacturing footprint. The related curtailment of plant capacity and realignment of selected operations will result in an overall reduction in the Company's workforce of approximately 3,250 jobs. Amounts recorded by the Company do not include any gains that may be realized upon the ultimate sale or disposition of closed facilities.

The Company's decisions to curtail selected production capacity have resulted in write downs of certain long-lived assets to the extent their carrying amounts exceeded fair value less cost to sell. The Company classified the significant assumptions used to determine the fair value of the impaired assets, which was not material, as "Level 3" in the fair value hierarchy as set forth in the general accounting principles for fair value measurements.

The Company also recorded liabilities for certain employee separation costs to be paid under contractual arrangements and other exit costs.

2007

During the third and fourth quarters of 2007, the Company recorded charges totaling $55.3 million ($40.2 million after tax amount attributable to the Company) for restructuring and asset impairment in Europe and North America. The curtailment of plant capacity resulted in elimination of approximately 560 jobs and a corresponding reduction in the Company's workforce.

2008

During 2008, the Company recorded charges totaling $132.4 million ($110.1 million after tax amount attributable to the Company) for restructuring and asset impairment across all segments as well as in Retained Corporate Costs and Other. The curtailment of plant capacity and realignment of selected operations resulted in elimination of approximately 1,240 jobs and a corresponding reduction in the Company's workforce.

Tabular data dollars in millions

14. Restructuring Accruals (Continued)

2009

During 2009, the Company recorded charges totaling $213.6 million ($182.8 million after tax amount attributable to the Company) for restructuring and asset impairment across all segments. The curtailment of plant capacity will result in elimination of approximately 1,450 jobs and a corresponding reduction in the Company's workforce.

The Company expects that the majority of the remaining estimated cash expenditures related to the above charges will be paid out by the end of 2010.

Selected information related to the restructuring accrual is as follows:

	Employee Costs	Asset Impairment	Other	Total
2007 Charges	$ 26.1	$ 22.3	$ 6.9	$ 55.3
Write-down of assets to net realizable value	—	(22.3)	(2.4)	(24.7)
Total restructuring accrual at December 31, 2007	26.1	—	4.5	30.6
2008 charges	70.1	32.5	29.8	132.4
Write-down of assets to net realizable value		(32.5)	(4.7)	(37.2)
Net cash paid, principally severance and related benefits	(35.6)		(7.2)	(42.8)
Other, principally foreign exchange translation	(13.0)		(6.1)	(19.1)
Total restructuring accrual at December 31, 2008	47.6	—	16.3	63.9
2009 charges	116.3	78.7	18.6	213.6
Write-down of assets to net realizable value		(78.7)		(78.7)
Net cash paid, principally severance and related benefits	(60.8)		(7.5)	(68.3)
Other, principally foreign exchange translation	(8.8)		(1.6)	(10.4)
Remaining restructuring accrual as of December 31, 2009	$ 94.3	$ —	$25.8	$120.1

15. Contingencies

Certain litigation is pending against the Company, in many cases involving ordinary and routine claims incidental to the business of the Company and in others presenting allegations that are nonroutine and involve compensatory, punitive or treble damage claims as well as other types of relief. The Company records a liability for such matters when it is both probable that the liability has been incurred and the amount of the liability can be reasonably estimated. Recorded amounts are reviewed and adjusted to reflect changes in the factors upon which the estimates are based including additional information, negotiations, settlements, and other events. The ultimate legal and financial liability of the Company in respect to this pending litigation cannot reasonably be estimated. However, the Company believes, based on its examination and review of such matters and experience to date, that such ultimate liability will not have a material adverse effect on its results of operations or financial condition.

Tabular data dollars in millions

16. Segment Information

The Company has four reportable segments based on its four geographic locations: (1) Europe; (2) North America; (3) South America; (4) Asia Pacific. These four segments are aligned with the Company's internal approach to managing, reporting, and evaluating performance of its global glass operations. Certain assets and activities not directly related to one of the regions or to glass manufacturing are reported with Other. These include licensing, equipment manufacturing, global engineering, and non-glass equity investments.

The Company's measure of profit for its reportable segments is Segment Operating Profit, which consists of consolidated earnings before interest income, interest expense, and provision for income taxes and excludes amounts related to certain items that management considers not representative of ongoing operations. The Company's management uses Segment Operating Profit, in combination with selected cash flow information, to evaluate performance and to allocate resources.

Segment Operating Profit for reportable segments includes an allocation of some corporate expenses based on both a percentage of sales and direct billings based on the costs of specific services provided. Beginning in 2008, the OI Inc. revised its method of allocating corporate expenses. OI Inc. decreased slightly the percentage allocation based on sales and significantly expanded the number of functions included in the allocation based on cost of services. It is not practicable to quantify the net effect of these changes on periods prior to 2008.

Financial information regarding the Company's reportable segments is as follows:

Net Sales:	2009	2008	2007
Europe	$2,917.6	$3,497.8	$3,298.7
North America	2,074.3	2,209.7	2,271.3
South America	1,104.1	1,135.9	970.7
Asia Pacific	925.0	964.1	934.3
Reportable segment totals	7,021.0	7,807.5	7,475.0
Other	45.5	77.2	91.7
Net sales	$7,066.5	$7,884.7	$7,566.7

Tabular data dollars in millions

16. Segment Information (Continued)

Segment Operating Profit:	2009	2008	2007
Europe	$ 332.6	$ 477.8	$ 433.0
North America	281.5	185.2	265.1
South America	250.6	331.0	254.9
Asia Pacific	131.3	162.8	154.0
Reportable segment totals	996.0	1,156.8	1,107.0
Items excluded from Segment Operating Profit:			
Retained corporate costs and other	15.8	68.1	47.3
Restructuring and asset impairments	(213.6)	(133.3)	(100.3)
Charge for Venezuela currency remeasurement	(17.3)		
Interest income	41.1	36.1	26.9
Interest expense	(181.4)	(237.6)	(356.2)
Earnings before income taxes	$ 640.6	$ 890.1	$ 724.7

	Europe	North America	South America	Asia Pacific	Total Reportable Segments	Other	Consolidated Totals
Total assets:							
2009	$3,852.3	$1,889.5	$855.9	$1,683.0	$8,280.7	$100.4	$8,381.1
2008	3,758.4	1,792.3	976.2	1,239.6	7,766.5	127.9	7,894.4
2007	4,124.1	1,936.0	965.7	1,558.1	8,583.9	94.6	8,678.5
Equity earnings:							
2009	$ 12.5	$ 14.2	$ —		$ 26.7	$ 25.9	$ 52.6
2008	14.1	12.6			26.7	24.1	50.8
2007	8.0	10.4	(2.7)		15.7	18.4	34.1
Capital expenditures(1):							
2009	$ 169.7	$ 103.0	$ 66.9	$ 81.5	$ 421.1	$ 4.6	$ 425.7
2008	151.9	90.5	57.3	57.6	357.3	3.6	360.9
2007	129.2	65.9	51.1	42.0	288.2	2.2	290.4
Depreciation and amortization expense:							
2009	$ 178.6	$ 98.9	$ 50.1	$ 67.1	$ 394.7	$ 2.8	$ 397.5
2008	222.0	98.7	56.5	80.4	457.6	2.6	460.2
2007	210.3	107.3	54.3	81.7	453.6	2.2	455.8

(1) Excludes property, plant and equipment acquired through acquisitions.

Tabular data dollars in millions

16. Segment Information (Continued)

The Company's net property, plant, and equipment by geographic segment are as follows:

	United States	Foreign	Total
2009	$599.7	$2,103.1	$2,702.8
2008	636.3	1,966.1	2,602.4
2007	633.1	2,271.1	2,904.2

The Company's net sales by geographic segment are as follows:

	United States	Foreign	Total
2009	$1,877.5	$5,189.0	$7,066.5
2008	1,894.8	5,989.9	7,884.7
2007	1,920.6	5,646.1	7,566.7

Operations in individual countries outside the United States that accounted for more than 10% of consolidated net sales were in Italy (2009—10.4%, 2008—10.7%, 2007—10.1%) and France (2009—13.0%, 2008—14.7%, 2007—19.3%).

17. Additional Interest Charges from Early Extinguishment of Debt

During 2009, the Company recorded additional interest charges of $5.2 million (pretax and after tax amount attributable to the Company) for note repurchase premiums and the write-off of unamortized finance fees related to intercompany debt that was repaid prior to its maturity. During 2007, the Company recorded additional interest charges of $9.5 million ($8.8 million after tax amount attributable to the Company) for note repurchase premiums and the write-off of unamortized finance fees related to debt that was repaid prior to its maturity.

Tabular data dollars in millions

18. Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2007, 2008 and 2009 are as follows:

	North America	Europe	Asia Pacific	South America	Other	Total
Balance as of January 1, 2007	$721.6	$1,017.0	$ 502.1	$ —	$14.5	$2,255.2
Translation effects	25.1	115.3	54.6			195.0
Other changes	(1.1)	(13.0)			(8.0)	(22.1)
Balance as of December 31, 2007	745.6	1,119.3	556.7	—	6.5	2,428.1
Translation effects	(28.8)	(58.2)	(123.1)		0.3	(209.8)
Other changes		(10.1)			(0.7)	(10.8)
Balance as of December 31, 2008	716.8	1,051.0	433.6	—	6.1	2,207.5
Translation effects	18.9	29.6	124.8			173.3
Other changes					0.2	0.2
Balance as of December 31, 2009	$735.7	$1,080.6	$ 558.4	$ —	$ 6.3	$2,381.0

Goodwill for the Asia Pacific segment is net of accumulated impairment losses of $494.0 million.

During the fourth quarters of 2009, 2008 and 2007, the Company completed its annual impairment testing and determined that no impairment existed.

19. Venezuelan Operations

Venezuelan government restrictions on transfers of cash out of the country have limited the Company's ability to immediately access cash at the government's official exchange rate, which, as of December 31, 2009, had remained fixed at 2.15 bolivars to the U.S. dollar since early 2005. The Company has been able to obtain U.S. dollars at the official rate to pay for some of its key raw materials and other imports. However, in 2009, the Venezuelan government significantly slowed the process of exchanging bolivars to U.S. dollars at the official rate. As a result, the Company's cash balance in Venezuela increased as earnings accumulated. The Company has the ability to access the cash in Venezuela more quickly through a market-driven parallel exchange process which, at December 31, 2009, valued the bolivar about 60% lower than the official exchange rate. During the last half of 2009, the Company entered into a series of parallel market transactions in order to exchange Venezuelan bolivars into U.S. dollars, and recognized foreign currency exchange losses of $28.0 million. The Company will continue to pursue currency exchange at official rates to pay for its approved imports and to remit earnings. However, it will also monitor conditions in Venezuela and presently intends to continue transferring cash generated in the country through parallel market transactions.

Due to the government restrictions on currency exchange in Venezuela discussed above, the Company used the parallel market rate to translate the balance sheets of its Venezuelan subsidiaries as of December 31, 2009. The impact of this change from the official exchange rate was an approximate 60% reduction in the reported U.S. dollar amounts for all assets and liabilities of the Company's Venezuelan subsidiaries, and a resulting $132.5 million charge recorded in the cumulative translation adjustment component of other comprehensive income and $45.9 million charge recorded against

Tabular data dollars in millions

19. Venezuelan Operations (Continued)

noncontrolling interests. In addition, the Company remeasured certain bolivar-denominated assets and liabilities held outside of Venezuela to the parallel market rate and recorded a charge of $17.3 million in December 2009. The adoption of the parallel market rate will have an adverse impact on the Company's South American segment operating profit in future periods as most of the revenues and costs of the Company's Venezuelan operations will be translated into fewer U.S. dollars. The Company's Venezuelan operations represented approximately 40% of the South American segment operating profit for 2009, including the $28.0 million foreign exchange losses recognized by the Company from the parallel market transactions noted above.

In addition, inflation in Venezuela has continued at an accelerated rate, and, beginning January 1, 2010, Venezuela's economy will be considered highly inflationary. For accounting purposes, an economy is deemed to be highly inflationary when the three-year cumulative rate of inflation exceeds 100%. Under the highly-inflationary basis of accounting, the Company must adopt the U.S. dollar as the functional currency for its Venezuelan operations as of January 1, 2010. Any subsequent movements in the bolivar to U.S. dollar exchange rate will be recognized in the results of operations. In addition, monetary assets (such as cash and receivables) and liabilities (such as payables and accruals) will be remeasured at the end of each reporting period using the currency exchange rate at that date. Because the Company has elected to adopt the parallel market rate and because that rate is subject to market fluctuation, such remeasurement will increase the volatility of reported results of operations.

On January 8, 2010, the Venezuelan government announced the devaluation of the bolivar and the creation of a two-tiered official exchange rate. The official exchange rate will move from 2.15 bolivars to the U.S. dollar to 2.60 for essential goods and 4.30 for non-essential goods. The Venezuelan government also announced that it will intervene in the parallel exchange market. The Company is still evaluating the impact of the bolivar devaluation on its Venezuelan operations. The Company had been able to receive the official rate of 2.15 for certain raw materials it imports into Venezuela, and believes that it will receive the essential goods rate of 2.60 for these raw materials in the future.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

OWENS-ILLINOIS, INC.
(Registrant)

By: /s/ JAMES W. BAEHREN

James W. Baehren
Attorney-in-fact

Date: February 10, 2010

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of Owens-Illinois, Inc. and in the capacities and on the dates indicated.

Signatures	Title
Albert P. L. Stroucken	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer); Director
Edward C. White	Senior Vice President and Chief Financial Officer (Principal Financial Officer)
Gary F. Colter	Director
Jay L. Geldmacher	Director
Peter S. Hellman	Director
David H. Y. Ho	Director
Anastasia D. Kelly	Director
John J. McMackin, Jr.	Director
Corbin A. McNeill, Jr.	Director
Hugh H. Roberts	Director
Helge H. Wehmeier	Director
Dennis K. Williams	Director
Thomas L. Young	Director

By: /s/ JAMES W. BAEHREN

James W. Baehren
Attorney-in-fact

Date: February 10, 2010

INDEX TO FINANCIAL STATEMENT SCHEDULE

Financial Statement Schedule of Owens-Illinois, Inc. and Subsidiaries:

For the years ended December 31, 2009, 2008, and 2007:

OWENS-ILLINOIS, INC.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS (CONSOLIDATED)

Years ended December 31, 2009, 2008, and 2007
(Millions of Dollars)

Reserves deducted from assets in the balance sheets:

Allowances for losses and discounts on receivables

		Additions			
	Balance at beginning of period	Charged to costs and expenses	Other	Deductions (Note 1)	Balance at end of period
2009	$39.7	$1.7	$(4.3)	$(0.6)	$36.5
2008	$36.0	$8.1	$(0.7)	$ 3.7	$39.7
2007	$28.7	$4.1	$ 8.1	$ 4.9	$36.0

(1) Deductions from allowances for losses and discounts on receivables represent uncollectible notes and accounts written off.

(This page has been left blank intentionally.)

EXHIBIT 21

SUBSIDIARIES OF OWENS-ILLINOIS, INC.

Owens-Illinois, Inc. had the following subsidiaries at December 31, 2009 (subsidiaries are indented following their respective parent companies):

Name	State/Country of Incorporation or Organization
Owens-Illinois Group, Inc.	Delaware
OI General Finance Inc.	Delaware
OI General FTS Inc.	Delaware
OI Castalia STS Inc.	Delaware
OI Levis Park STS Inc.	Delaware
Owens-Illinois General Inc.	Delaware
Owens Insurance, Ltd.	Bermuda
Universal Materials, Inc.	Ohio
Sovereign Air, L.L.C.	Delaware
OI Advisors, Inc.	Delaware
OI Securities, Inc.	Delaware
OI Transfer, Inc.	Delaware
Maumee Air Associates Inc.	Delaware
OI Australia Inc.	Delaware
Continental PET Holdings Pty. Ltd.	Australia
ACI America Holdings Inc.	Delaware
ACI Ventures, Inc.	Delaware
Owens-Brockway Packaging, Inc.	Delaware
Owens-Brockway Glass Container Inc.	Delaware
Brockway Realty Corporation	Pennsylvania
NHW Auburn, LLC	Delaware
OI Auburn Inc.	Delaware
SeaGate, Inc.	Ohio
SeaGate II, Inc.	Delaware
SeaGate III, Inc.	Delaware
OIB Produvisa Inc.	Delaware
OI California Containers Inc.	Delaware
OI Puerto Rico STS Inc.	Delaware
O-I Caribbean Sales & Distibution Inc.	Delaware
Bolivian Investments, Inc.	Delaware
Fabrica Boliviana de Vidrios S.A.	Bolivia
OI International Holdings Inc.	Delaware
O-I Holding LLC	Delaware
OI Global C.V.	Netherlands
OI Hungary LLC	Delaware
O-I Manufacturing Hungary Limited	Hungary
OI Ecuador STS LLC	Delaware
Cristaleria del Ecuador, S. A.	Ecuador
OI European Group B.V.	Netherlands
Owens-Illinois (Australia) Pty Ltd	Australia
ACI Packaging Services Pty Ltd	Australia
ACI Technical Services Pty. Ltd.	Australia

Name	State/Country of Incorporation or Organization
ACI Operations Pty Ltd	Australia
ACI Plastics Packaging (Thailand) Ltd.	Thailand
Australian Consolidated Industries Pty. Ltd.	Australia
ACI International Pty Ltd	Australia
OI Andover Group Inc.	Delaware
The Andover Group, Inc.	Delaware
ACI Glass Packaging Penrith Pty Ltd	Australia
PT Kangar Consolidated Industries	Indonesia
Owens-Illinois (NZ) Limited	New Zealand
ACI Operations NZ Limited	New Zealand
OI China LLC	Delaware
Wuhan Owens Glass Container Company Limited	China
Owens-Illinois (HK) Limited	Hong Kong
ACI Guangdong Limited	Hong Kong
ACI Guangdong Glass Company Limited	China
ACI Shanghai Limited	Hong Kong
ACI Shanghai Glass Company Limited	China
ACI Tianjin Limited	Hong Kong
ACI Tianjin Mould Company Limited	China
Owens-Illinois Services H.K. Limited	Hong Kong
ACI Beijing Limited	Hong Kong
OI Tianjin Glass Co. Ltd.	China
ACI Finance Pty. Ltd.	Australia
O-I Birmingham Machine Assembly Limited	United Kingdom
O-I Asia-Pacific Holdings	Mauritius
O-I Trading (Shanghai) Company Ltd.	China
O-I Europe Sarl	Switzerland
O-I Sales and Distribution Netherlands B.V.	Netherlands
O-I Sales and Distribution Germany GmbH	Germany
O-I Sales and Distribution Italy S.r.l.	Italy
O-I Sales and Distribution UK Limited.	United Kingdom
O-I Sales and Distribution Poland Z.o.o.	Poland
UGG Holdings Ltd.	United Kingdom
O-I Overseas Management Company Ltd.	Delaware
United Glass Group Ltd.	United Kingdom
British Glass Recycling Company Ltd.	United Kingdom
O-I Manufacturing (UK) Limited	United Kingdom
OI Italia S.r.l.	Italy
Sonator Investments B.V.	Netherlands
O-I Sales and Distribution Spain SL	Spain
O-I Manufacturing Holdings Spain SL	Spain
Vidrieria Rovira, S. L.	Spain
OI Spanish Holdings B.V.	Netherlands
Owens-Illinois Peru S. A.	Peru
O-I Manufacturing Poland S.A.	Poland
Zanotti Vetro S.p.A.	Italy
O-I Manufacturing Italy S.p.A.	Italy
O-I Manufacturing Czech Republic A.S.	Czech Republic

Name	State/Country of Incorporation or Organization
O-I Sales and Distribution Czech Republic s.r.o.	Czech Republic
San Domenico Vetraria S.r.l.	Italy
OI Napoli Stampi S.r.l.	Italy
O-I Manufacturing Netherlands B.V.	Netherlands
Veglarec B.V.	Netherlands
O-I Europe SAS	France
O-I Manufacturing France SAS	France
BSN Glasspack Services	France
O-I Sales and Distribution France SAS	France
Atlantique Emballage Sarl	France
Verdome Exploitation SA	France
SCI Le Mourtis	France
Fiaver SARL	France
Prover SAS	France
O-I Glasspack Beteiligungs & Verwaltungsgesellschaft GmbH	Germany
O-I Glasspack Verwaltungs GmbH	Germany
OI Glasspack GmbH & Co. KG	Germany
Gebruder Stoevesandt Vertriebsgellschaft GmbH	Germany
OI Canada Holdings B.V.	Netherlands
O-I Canada Corp.	Canada
Manufacturera de Vidrios Planos, C.A.	Venezuela
Owens-Illinois de Venezuela, C. A.	Venezuela
Fabrica de Vidrio Los Andes, C. A.	Venezuela
CMC S.A.	Colombia
Cristaleria Peldar, S.A.	Colombia
Cristar S.A.	Colombia
Industria de Materias Primas S.A.	Colombia
Vidrieria Fenicia	Colombia
Glass Crafts S.A.	Colombia
Owens-Illinois America Latina Administracao Ltda.	Brazil
Companhia Industrial Sao Paulo e Rio	Brazil
Owens-Illinois do Brasil S.A.	Brazil
Owens-Illinois do Brasil Industria e Comercio S.A.	Brazil
Cisper da Amazonia S.A.	Brazil
Mineracao Silminas Ltda.	Brazil
Mineracao Descalvado Ltda.	Brazil
LLC Novgorod Steklo	Russia
OI Finnish Holdings Oy	Finland
O-I Manufacturing Finland Oy	Finland
O-I Sales and Distribution LT	Lithuania
O-I Production Estonia AS	Estonia
O-I GMEC Lurin srl	Peru
O-I Jaroslaw Machine Service Center	Poland

Directors and Officers

Directors

Albert P. L. Stroucken
Chairman, President and Chief Executive Officer

Gary F. Colter
President of CRS Inc.

Jay L. Geldmacher
Executive Vice President, Emerson Electric Company

Peter S. Hellman
Chief Financial and Administrative Officer (retired), Nordson Corporation

David H. Y. Ho
Chairman (retired), Greater China Region for Nokia Siemens Network

Anastasia D. Kelly
Of Counsel, DLA Piper

John J. McMackin, Jr.
Partner, Williams & Jensen, P.C.

Corbin A. McNeill, Jr.
Chairman and co-CEO (retired), Exelon Corporation

Hugh H. Roberts
President (retired), Kraft Foods International Commercial

Helge H. Wehmeier
President and Chief Executive Officer (retired), Bayer Corporation

Dennis K. Williams
Chairman of the Board (retired), IDEX Corporation

Thomas L. Young
President, Titus Holding Ltd.

Officers

Albert P. L. Stroucken
Chairman, President and Chief Executive Officer

Edward C. White
Senior Vice President and Chief Financial Officer

James W. Baehren
Senior Vice President, Strategic Planning and General Counsel

L. Richard Crawford
Vice President, President of Global Glass

COMPANY INFORMATION

Exchange Listing
Owens-Illinois common stock (symbol OI) is listed on the New York Stock Exchange.

Transfer Agent for Common Stock
Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078

Private couriers and registered mail:
250 Royall Street
Canton, MA 02021

Computershare Web site:
http://www.computershare.com
Phone: (781) 575-2724
Hearing-impaired: TDD 1-800-952-9245

Any inquiries regarding your account or certificates should be referred to Computershare Trust Company, N.A.

Trustees
U.S. Bank, N.A.
Corporate Trust Services
U.S. Bank Trust Center
180 East Fifth Street, 2nd Floor
St. Paul, MN 55101

8¼% Senior Notes, due 2013
7⅜% Senior Notes, due 2016

Law Debenture Trust Company of New York
400 Madison Avenue, 4th Floor
New York, NY 10017

6¾% Senior Notes, due 2014
6⅞% Senior Notes, due 2017

Bank of New York
101 Barclay Street
New York, NY 10286

7.50% Senior Debentures, due 2010
7.80% Senior Debentures, due 2018

Annual Meeting
The annual meeting of share owners will be held at 9:00 a.m. on Thursday, May 6, 2010 in Conference Room A, Plaza 2, at the O-I World Headquarters Campus, Perrysburg, Ohio.

Forms 10-K and 10-Q
The Company's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, filed with the Securities and Exchange Commission, may be obtained without charge by contacting:

Owens-Illinois, Inc.
Investor Relations
One Michael Owens Way
Perrysburg, OH 43551
Phone: (567) 336-2400

These reports are also available without charge on the Company's Web site at www.o-i.com

Web Site
For further information about O-I, visit the Company's Web site at www.o-i.com

Annual Certifications
The most recent certifications by the Chief Executive Officer and the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to the Company's Form 10-K. The Company has also filed with the New York Stock Exchange the most recent Annual CEO Certification as required by Section 303.12(a) of the New York Stock Exchange Listed Company Manual.

Corporate Headquarters
Owens-Illinois, Inc.
One Michael Owens Way
Perrysburg, OH 43551

COMPANY LEADERSHIP

(left to right)

Ed Snyder
Senior Vice President, Chief Process Improvement Officer

Jim Baehren
Senior Vice President, Strategic Planning and General Counsel

Rich Crawford
President, Global Glass Operations

Jose Lorente
President, O-I Europe

Al Stroucken
Chairman and Chief Executive Officer

Ed White
Senior Vice President, Chief Financial Officer

Andres Lopez
President, O-I Latin America

Steve Malia
Senior Vice President, Chief Human Resources Officer

Greg Ridder
President, O-I Asia Pacific

Miguel Escobar
President, O-I North America

OUR LEGACY: A Technological Leader from the Start

Glass pioneer Michael J. Owens invented the automatic bottlemaking machine in 1903. The Owens bottle machine transformed glassmaking and served as the foundation of the modern-day glass container industry. It also positioned the Owens Bottle Company as a technological leader. In 1929, the Owens Bottle Company merged with the Illinois Glass Company to form Owens-Illinois, Inc.

Today, O-I's flexibility and global manufacturing infrastructure are unmatched in the industry. Building on the heritage of Michael Owens, the company continues to drive innovation and excellence in glassmaking.



SNAPSHOT OF SUCCESS

BY THE NUMBERS

(Year End 2009)

- $7.1 billion in net sales
- 78 plants
- 21 countries
- 22,000+ employees worldwide
- 1,900+ worldwide patents



Finished beer bottles undergo one step of O-I's rigorous inspection process at the company's Achern, Germany, plant.

FINANCIAL HIGHLIGHTS

U.S. dollars in millions, except per-share amounts.

Summary of Financial Data	2009	2008	2007
Net sales	$7,066.5	$7,884.7	$7,566.7
Segment operating profit	996.0	1,156.8	1,107.0
Net interest expense	193.1	214.4	306.3
Earnings from continuing operations attributable to the Company[1]	161.8	251.5	299.3
Net earnings attributable to the Company	161.8	258.3	1,340.6
Diluted earnings per share:[2]			
Earnings from continuing operations	0.95	1.48	1.78
Net earnings	0.95	1.52	7.99
Continuing operations:			
Capital expenditures	427.6	361.7	292.5
Depreciation	374.8	431.0	423.4
Amortization of intangibles	21.1	28.9	28.9
Free cash flow[3]	372.4	395.5	361.2
Net debt[4]	2,797.8	2,954.6	3,326.7
Management working capital as a % of net sales[5]	16.5%	16.3%	18.6%
Gross profit %	21.0%	21.3%	21.1%
Operating expense as a % of net sales[6]	8.0%	7.3%	7.7%

[1] *Continuing operations excludes the gain on sale of O-I's discontinued plastics operations.*

[2] *The net effect of asbestos-related charges and other items management considered not representative of ongoing operations was a decrease of $1.98 per share in 2009, $2.32 per share in 2008 and $1.16 per share in 2007.*

[3] *Free cash flow is defined as cash provided by continuing operating activities less capital expenditures for continuing operations.*

[4] *Net debt is defined as total debt less cash.*

[5] *Management working capital is defined as accounts receivable, inventory and repair parts less accounts payable.*

[6] *Operating expense equals selling and administrative expense plus research, development and engineering expense.*



THE PATH FORWARD

O-I's strategic priorities provide a path for the company's growth, as well as a unique position in the highly competitive packaging industry. These priorities reflect areas of existing strength, such as operational excellence, and targeted areas for greater investment, such as global marketing and innovation. Supported by Lean Six Sigma discipline, strategic business plans and a commitment to sustainability, these priorities are driving O-I forward and optimizing returns for our shareholders.

Marketing Glass | **Innovation & Technology** | **Operational Excellence** | **Strategic & Profitable Growth**

The new O-I booth at the 2009 DRINKTEC conference in Munich, Germany, emphasized the beauty and versatility of glass containers.


PRESS
VISITORS
BAR

MARKETING GLASS

Glass packaging offers an image that other packaging options do not. Glass is pure, safe, healthy and infinitely recyclable. O-I has renewed its focus on developing partnerships with customers to better understand their markets and develop packaging solutions that differentiate their brands. With a global catalog of shapes, designs and colors, and new innovations in the pipeline, O-I offers limitless options to its customers.



O-I Asia Pacific Communications Manager Dieter Lehmann and Corporate Accounting Manager Elissa Cox discuss the company's sustainability initiatives with Global Vice President of Government Relations Dan Steen.

One of O-I's greatest opportunities is to position glass as the preferred solution for customers who have chosen other packaging alternatives in the past. By emphasizing the indisputable attributes of glass, such as its unique ability to preserve the purity and taste of contents, O-I is drawing customers back to glass and successfully influencing others to increase their use of glass. A rejuvenation is underway.



SUSTAINABILITY

The bedrock of O-I's priorities is a commitment to sustainability. With 2007 as the baseline, the company is committing to aggressive 10-year goals to lower energy consumption by 50 percent, reduce carbon dioxide-equivalent emissions by 65 percent and increase to 60 percent the amount of post-consumer recycled glass it uses to make new glass.

In addition to reducing the company's environmental footprint, O-I also is intently focused on creating and sustaining a culture dedicated to safety. Building on a 42-percent reduction in lost-time accidents in 2009, O-I is striving for a goal of zero injuries.

INNOVATION & TECHNOLOGY

Innovation requires research, and research requires time, resources and expertise. O-I is investing in basic glass science research and development to yield innovative new products and process technologies that benefit our customers.




LEAN+
GREEN®

(left to right) Ultraviolet light is used to rapidly set the coating on a bottle in O-I's Glass and Material Sciences Lab; Concept Designer Ophelia Tevelein; the symbol of O-I's Lean+Green program; Adelaide, Australia, plant Multi-Skilled Operator Adam Krznar.

The company's expanding R&D team comprises scientists focused on new ways to melt and form glass and make glass containers lighter and stronger. Partnering with O-I's global marketing team on the inside and customers, academics and other experts on the outside, O-I innovators are working to bring the next wave of glass container products to the marketplace. These product concepts are rooted in research and anticipate opportunities to differentiate customers' brands.

One recent innovation is O-I's internal embossing capability. O-I has developed a unique technology to emboss the inside of a glass bottle, thereby enhancing product flow and offering a distinctive look with great consumer appeal. Another product development program resulted in premium wine bottles that weigh up to 28 percent less than traditional bottles. The Lean+Green® lightweight wine bottle debuted in Australia in 2009, and is now in demand across the globe.

OPERATIONAL EXCELLENCE

Operational excellence is a hallmark of O-I. The company prides itself on being a best-in-class manufacturer. This distinction reflects the dedication and commitment of the company's employees to enhance productivity, drive down costs, eliminate waste and promote a safe working environment. Customers see this priority in O-I's relentless dedication to producing the highest quality glass containers. But, operational excellence is not limited to manufacturing–it defines the entire organization.



An example of operational excellence in action is O-I's Latin American region. The region's leadership has focused on optimizing their cost base, enhancing the flexibility and scalability of their manufacturing operations and driving innovation and profitability. By leveraging best practices, these successful initiatives are yielding new markets and new opportunities for O-I in Latin America.

CEO Al Stroucken marks the opening of O-I's Tianjin, China, mould plant.



O-I's targeted growth markets of Asia Pacific and Latin America collectively represent more than 50 percent of global glass consumption.

STRATEGIC & PROFITABLE GROWTH

During the past three years, O-I has significantly strengthened its balance sheet, driving down costs, improving margins and enhancing free cash flow. As a result, the company is uniquely positioned in the glass container industry to pursue acquisitions, joint ventures and new plant construction.

Drawing on this financial strength, O-I is focused on entering or expanding its presence in rapidly growing markets with existing preferences for glass, particularly in Asia Pacific and Latin America.

Multi-Skilled Operator Van Vo of O-I's Melbourne, Australia, plant.


O-I

The images on the front and back covers depict production at O-I's Adelaide, Australia, plant.



THE COMPLETE PACKAGE

As the world's largest glass container manufacturer, O-I is dedicated to providing superior value to its customers and shareholders by leading industry advancements, promoting glass, operating with excellence, pursuing strategic growth opportunities and driving responsible environmental practices.

Glass is pure. It preserves flavor. It's safe. It's infinitely recyclable. It can be reused. It's been in use for more than 3,000 years, and it still offers endless possibilities.

www.o-i.com